04027054



ONE GREAT...

PIET
1-31-04

APR 2 3 2004

1038

ARS

FOREST CITY ENTERPRISES INC

PROCESSED

APR 26 2004

THOMSON
FINANCIAL

DENVER STAPLETON
EST. 2000



NORDSTROM

AFTER ANOTHER...

SHORT PUMP TOWN CENTER

AFTER ANOTHER....



40 LANDSDOWNE STREET UNIVERSITY PARK AT MIT



PROJECT...



AFTER
ANOTHER...

BROOKLYN'S ATLANTIC TERMINAL

ABOUT THE COVER

Denver Stapleton is the ultimate "Great Project" for Forest City – where our unique franchise built on long-term commitment and extensive mixed-use development experience is on grand display. At 4,200 acres, Stapleton is one of the largest urban infill redevelopment projects in the country. We are transforming the site of the former Denver airport into a large, pedestrian-friendly community.

Just 2½ years after groundbreaking, 800 families are living at Stapleton and another 400 homes are under construction. In addition, we have already completed a town center in Stapleton's first neighborhood, nearly 1 million square feet of retail space, the first public school campus and two large parks.

But that's just the beginning. We are on schedule in fulfilling our land takedown obligations at Stapleton, and yet we have more than 2,000 acres still available for residential, retail, office and mixed-use development. As shown on the satellite photo below, less than 15 percent of the total acreage had been completed at year-end.

Stapleton is not the first, and won't be the last, "Great Project" by Forest City. It is in good company with our other long-term success stories such as MetroTech Center in Brooklyn and University Park at MIT near Boston. And there are plenty more to come, as we develop a wide range of large complex projects over the next several years.



Legend:
- Completed
- Residential, 12,000 homes
- Office/Industrial, 10 million sq. ft.
- Retail, 3 million sq. ft.
- Open Space, 1,100 acres
- Civic
- Transit

STAPLETON

ABOUT THE COMPANY

Forest City Enterprises, Inc. is a $5.9 billion NYSE-listed real estate company headquartered in Cleveland, Ohio. The Company is principally engaged in the ownership, development, acquisition and management of commercial and residential real estate throughout the United States. The Company's portfolio includes interests in retail centers, apartment communities, office buildings and hotels in 20 states and the District of Columbia.

CONTENTS

Letter to Shareholders . . . . Page 4
Forest City At-a-Glance . . . . Page 10
Commercial Group . . . . Page 12
Residential Group . . . . Page 20
Land Development Group . . . . Page 25
Stapleton . . . . Page 26
Portfolio of Real Estate Map . . . . Page 28
Strategic Business Units . . . . Page 29
Corporate Directory . . . . Page 30
Footnotes . . . . Page 30
Supplemental Package
Form 10-K

FINANCIAL HIGHLIGHTS

Forest City Enterprises, Inc. • 2003 Annual Report

	January 31,	
	2004	2003
	(in thousands, except per share data)	
Operating Results:		
Revenues.	$ 1,021,588	$ 881,737
Earnings before depreciation, amortization and deferred taxes (EBDT)[1]	212,392	194,399
Net earnings	42,669	48,831
Per Share:		
EBDT[1]	$ 4.20	$ 3.87
Net earnings	$ 0.84	$ 0.97
Weighted average common shares outstanding	50,572	50,179
Share Price:		
Class A	$ 52.00	$ 33.15
Class B	51.85	33.50
Financial Position:		
Consolidated assets	$ 5,895,072	$ 5,092,629
Real estate, at cost	5,101,587	4,474,137
Nonrecourse mortgages	3,634,177	3,016,107
Long-term debt, including senior and subordinated debt.	376,650	355,650
Consolidated shareholders' equity.	748,911	714,362

EBDT[1]
Years ended January 31, (in millions)



REAL ESTATE, AT COST
January 31, (in billions)



(1) Refer to the explanation of EBDT and Reconciliation of Net Earnings to EBDT beginning on page 29 of the Supplemental Package enclosed in this report.

(See page 30 for all footnotes.)

DEAR FELLOW SHAREHOLDERS

Fiscal 2003 was a very good year for Forest City!
It was a record year – EBDT, revenues, total assets and shareholders' equity all
reached record levels for the fiscal year ended January 31, 2004.

Earnings before depreciation, amortization and deferred taxes (EBDT) was $212.4 million[1] or $4.20 per share for the year. Revenues exceeded $1 billion for the first time, and total assets reached an all-time high of $5.9 billion. Net earnings for the year were $42.7 million, or $0.84 per share. In addition, our stock price climbed 42 percent during the calendar year, and closed the fiscal year ended January 31, 2004 at $52.00.

We achieved a number of "firsts" during the year – our first open-air regional lifestyle center, Richmond's Short Pump Town Center; our first rental apartment building in Manhattan, Worth Street; and our first biotechnology-related development opportunity outside of the Boston market, at the University of Pennsylvania in Philadelphia.

Other milestones during fiscal 2003 included:

- Raising $300 million in a Senior Note offering.

- Completing 13 project openings and acquisitions.

- Closing $1.2 billion in mortgage financing transactions at attractive interest rates.

- Being awarded the exclusive right to negotiate for the mixed-use redevelopment of Southeast Federal Center in Washington, D.C.

- Announcing plans for Brooklyn Atlantic Yards, a long-term development of a mixed-use urban project whose main attraction is expected to be a new sports and entertainment arena.

- Being selected to negotiate for the rights to develop our first military family housing communities in Hawaii.

- Taking control of *The New York Times* headquarters site.

There is a great story, and a solid outlook for building long-term shareholder value, behind every one of our large projects. We take great pride in delivering **"One Great Project After Another"**– Stapleton, University Park at MIT, MetroTech Center, Harlem Center, Short Pump Town Center, Worth Street and River Lofts at Tobacco Row, to name just a few. They are carefully planned, financially rewarding, and compelling environments to live, work, shop and play.

PUBLIC OFFERINGS & REVOLVING CREDIT FACILITY EXPANSION

In a year of milestones, one of the most significant events occurred in the second quarter when we completed an offering of $300 million of 7.625 percent Senior Notes due in 2015. In February 2004, we completed another debt offering – $100 million of 7.375 percent Senior Notes due in 2034. Both offerings lowered the cost of our fixed-rate corporate debt by approximately 100 basis points and extended the average maturities of our corporate debentures to 16 years.

STOCK PERFORMANCE
Class "A" Common Stock (NYSE: FCEA)



Additionally, in the first quarter of fiscal 2004, we renegotiated our corporate credit facility. The expansion to $450 million represents a $150 million increase in availability in the Company's credit line. The new facility matures in 2007 with annual renewal options. This transaction reflects the continuing support from our corporate bank group and the benefits of our relationship, which we value a great deal.

Our comparable real estate portfolio performance is a key driver of our operating results. For fiscal 2003, our comparable net operating income (NOI), which measures the performance of the same properties on a period-to-period basis, was down 1.2 percent[2]. While below historic levels, our 2003 comparable NOI compares favorably with current industry trends. The softness was generally due to weak market fundamentals,

EBDT WAS $212.4 MILLION, OR $4.20 PER SHARE – OUR 24TH CONSECUTIVE YEAR OF EBDT GROWTH.

All three transactions significantly improved the Company's liquidity and long-term financial flexibility.

FINANCIAL PERFORMANCE

We are pleased to report that fiscal 2003 was our 24th consecutive year of EBDT growth. EBDT was $212.4 million[1] or $4.20 per share – a per share increase of 8.5 percent over last year. Net earnings for fiscal 2003 were $42.7 million, or $0.84 per share, compared with $48.8 million, or $0.97 per share, for fiscal 2002.

EBDT is a non-Generally Accepted Accounting Principle (GAAP) measure that we regard as the most comparable performance measure to net earnings. As we have said in the past, we believe EBDT is a key indicator of our performance and ability to grow shareholder value, and is the primary measure we use to operate and evaluate our business.

The growth in EBDT in 2003 was a result of our 13 project openings and acquisitions, the full-year impact of the 24 projects added to our portfolio during 2002, our ability to capitalize on the current low-interest-rate environment to reduce our cost of capital, and continued strength in land sales.

primarily in the residential and hotel businesses. Limited job growth and the low interest rate environment (which is spurring new home sales) are reducing demand for apartments. Over the long term, we believe we can improve our comparable NOI across all property types.

Comparable NOI trends seem to be moving in a slightly favorable direction for us on an annual basis – all categories with the exception of hotels improved from the prior year. In addition, the fourth-quarter comparable NOI improved over the previous nine months. We are not yet convinced this is indicative of a recovery in real estate fundamentals; nonetheless, we remain cautiously optimistic about these trends.

During the year, our balance sheet grew to record levels with total assets of $5.9 billion and real estate assets climbing 14 percent to $5.1 billion. Shareholders' equity also reached a record high of $749 million, an increase of 4.8 percent compared with fiscal 2002. We closed the year ended January 31, 2004 with the highest level of year-end liquidity in our history – more than $260 million in cash and credit available.

CAPITAL STRATEGY

As a publicly traded C-corporation since 1960, we operate under a capital strategy that enables us to continually reinvest in, and grow, our business. We are able to retain and recycle substantially all of our internally generated cash flow, which, together with refinancing and property sale proceeds, allows us to fund new development and acquisitions, and reinvest in our existing properties. Unlike a real estate investment trust (REIT), we do not have to pay out 95 percent of our taxable earnings in the form of a dividend. At the same time, we have been able to minimize our tax payments, which have averaged approximately 10 percent of net earnings over the last five years.

We continue to take advantage of the current interest rate environment and attractive debt markets for our project financings. In fiscal 2003, we closed on nonrecourse mortgage financing transactions totaling $1.2 billion. At January 31, 2004, our weighted average cost of mortgage debt decreased to 5.80 percent. Consistent with prior years, 70 percent of our total nonrecourse mortgage debt was fixed. At January 31, 2004, our fixed-rate mortgage debt decreased from 6.98 percent at January 31, 2003 to 6.76 percent. Although we have a somewhat higher level of leverage than our competitors do, we isolate risk to individual properties by using exclusively nonrecourse mortgage debt, which lowers our overall cost of capital and drives equity returns.



TOTAL ASSETS
January 31, (in billions)

We use advantaged or subsidized financing and financial partnerships to further reduce risk, enhance liquidity and maximize our competitive position. Tax-exempt bond financing, low-income and historic tax credits, and public loans and grants are among the financing vehicles we use. We have also created a series of financial partnerships for projects such as San Francisco Centre, *The New York Times* headquarters, and Los Angeles' Metropolitan Lofts to enable us to pursue large complex developments with reduced risk.

PORTFOLIO STRATEGY

We own and operate a diverse portfolio of premier real estate property located throughout 20 states and the District of Columbia. Diversification – of products and geographic markets – is a key strength and competitive advantage for Forest City.

In addition to employing strategies to maximize the profitability and value of our existing properties, we constantly analyze our portfolio to determine the optimum timing of property disposal to better employ capital in a tax-efficient manner. As a result of this strategy and the attractive cap rate environment, during the past 14 months, we have sold or contracted to sell eight projects, representing a total sales price of $204 million[3] at our share, with an average capitalization rate of 7.7 percent.

Our portfolio of **"One Great Project After Another"** is composed of retail, office, apartments, and a significant inventory of available land for sale. This product diversification has enabled us to use cyclical strengths in certain businesses to offset weaknesses in others. For example, in the current environment, land sales and consistent results from our retail portfolio are helping us overcome the weakness in the residential and hotel portfolios. In addition, our core competencies in developing multiple products enable us to handle virtually all aspects of large mixed-use projects, and even switch to alternative real estate products when market demands shift.

Consistent with our Core Market Strategy, our portfolio is heavily concentrated in the following core markets: New York City, Boston, California, Denver, Philadelphia

and Washington, D.C. We have made the strategic decision to focus on these geographic areas because they represent high-growth urban markets with high barriers to entry where we have successfully gained access to large, complex commercial, residential and mixed-use projects.

We continue to increase our property concentration, based on total property cost, in these core markets. At the close of fiscal 2003, the core markets accounted for 67 percent of our current portfolio, 93 percent of the total projects opened or

Focused on our growth-oriented core markets, we opened two office buildings and an apartment community in New York City; a biotech office building in Boston; and an open-air regional lifestyle center and an adaptive re-use apartment building in Richmond. Four of the residential acquisitions are located in our core market of Denver and the strong Florida market. In total, we added 1.3 million square feet of retail space, three office buildings totaling 1 million square feet, and 2,618 apartment units to our portfolio.

TOTAL ASSETS
GREW TO A RECORD
$5.9 BILLION AND
REAL ESTATE ASSETS CLIMBED
TO $5.1 BILLION.

acquired during the year, and 96 percent of the total projects under construction. We are confident in our ongoing ability to critically evaluate our core markets and identify possible additional markets.

DEVELOPMENT STRATEGY

Project Openings and Acquisitions: During the year, we opened or acquired 13 projects. Specifically, we completed four commercial and two residential development projects, representing a total of $369 million[4] of cost at our share, which are expected to generate a 10.3 percent stabilized unleveraged return.[5] Our seven acquisitions totaling $102 million,[6] all in the residential portfolio, are expected to generate an 8.2 percent stabilized unleveraged return.[5] Of the 13 property additions, nine have been or will be permanently financed at fixed rates below 6.0 percent, while the remaining four were financed with variable-rate debt, two of which were tax-exempt.

Projects Under Construction: At the end of the year, 18 projects, totaling $940.7 million[7] of cost at our share, were under construction or to be acquired – 11 of which, representing $543.5 million[8] at our cost, are scheduled to open in 2004. This is a full pipeline of development projects, and one that has already achieved significant pre-leasing for retail and office space, thereby reducing risk. We expect these projects to be cash flow positive from opening day. In addition, of the 1,654 residential units under construction at year-end, 736 units are projected to open in 2004, with the balance opening in 2005.

Major retail and office properties currently under construction and due to open during fiscal 2004 include a 1.2 million-square-foot open-air lifestyle center in Rancho Cucamonga, California; a mixed-use project in Brooklyn that includes a 10-story office building and 373,000-square-foot retail center; and in Philadelphia, a 459,000-square-foot retail center.

WE CLOSED 2003 WITH THE HIGHEST LEVEL OF YEAR-END LIQUIDITY IN OUR HISTORY – $260 MILLION IN CASH AND CREDIT AVAILABLE.

Projects Under Development: With more than 20 projects under development, we have a dynamic pipeline that will provide opportunity and shareholder value for years to come. These projects reflect continued adherence to our Core Market Strategy and our commitment to a diversified portfolio. The majority of the commercial, residential and mixed-use projects currently under development are scheduled to be completed between 2005 and 2008.

Land Development: Our Land Development Group contributed significantly to net earnings and EBDT in 2003. Land sales at our Denver Stapleton and Chicago Central Station developments remained strong throughout the year because of the robust for-sale housing market. In addition to the ongoing land sales at these developments, we realized a significant gain from a 1,800-acre land sale in Fort Myers, Florida. At the end of 2003, we owned approximately 5,500 acres of developable land and hold options to purchase more than 2,300 acres of land, the majority of which are at Stapleton.

Stapleton is truly "One Great Project" – where we are developing a large mixed-use community with multiple real estate products, demonstrating our ability to use public/private partnerships and deliver smart, sustainable growth. In the first quarter of 2004, we opened the first of several neighborhood centers being built at Stapleton. Just 2½ years after ground-breaking, more than 800 families have moved into Stapleton and another 400 homes are under construction. We have opened approximately 1 million square feet of retail space, our first public school campus, and 122 acres of new parks and open space. See page 26 to learn more about this exciting project.

LONG-TERM GROWTH STRATEGY

Growing cash flow and building value over time are strategic priorities for Forest City. We are an organization that understands real estate development requires a long-term outlook. Our commitment to the long term is exemplified by nearly 20 years of success in developing our MetroTech Center and University Park at MIT projects. In addition, we are in the early stages of the long-term redevelopment of Stapleton. We have identified other large, long-term projects – including Southeast Federal Center in Washington, D.C. and Brooklyn Atlantic Yards – where we can use our mixed-use development expertise to benefit communities, strengthen our portfolio and create shareholder value.



LIQUIDITY
Cash and credit available
January 31, (in millions)

Forest City has created a unique franchise that enables us to compete for, win and deliver large, urban mixed-use projects. The strength of our brand and our track record are among our greatest assets; they have opened the doors to many exciting projects in some of the best growth markets in the country. The resulting momentum will be a key component of our growth strategy for years to come.

We continue to focus on three distinct sources of long-term growth for our Company:

- The first is our operating portfolio where we expect to grow cash flow and create value by improving performance and continually investing in our portfolio.
- Second, given the strength of our development pipeline, we expect to continue to open new high-impact projects on an ongoing basis.
- Third, we intend to build our capacity to acquire properties where we can add significant value and generate immediately attractive returns. We have a strong track record of acquiring residential properties, with more than $445 million[9] of cost at our share from acquisitions over the last five years.

We are gratified that our accomplishments and growth initiatives have been recognized by the market and have directly resulted in increased shareholder value. The long-term value creation is evident in the total return of our stock, which has averaged 22.7 percent over the last three years, 22.8 percent over the last five years, and 18.6 percent over the past decade.

2004 OUTLOOK

As we look to the immediate future, we are in a position of strength, with a balanced portfolio and development pipeline concentrated in the product types and geographic markets that offer exciting, financially rewarding opportunities.

The nation's economy is showing signs of recovery but is far from being at full strength. We believe meaningful economic recovery is unlikely in the short term, and it may be delayed until 2005 and be more modest than economists previously forecasted. Even when a recovery does occur, it may take longer for a rebound in real estate fundamentals, which often lag the overall market. Despite the improvement in consumer sentiment during 2003, low job growth across our markets continues to affect both our commercial and residential businesses. In addition, the record-low interest rates have had a negative impact on our apartment business, but have increased residential lot sales for our Land Group, and favorably impacted our project financings.

We are cautiously optimistic as we head into 2004, similar to how we felt as we moved into 2003. We believe that 2004 will be just as challenging – the reason for our caution. At the same time, we have a track record of past successes and a strong pipeline of future opportunities – the reasons for our optimism.

We are confident in our ability to achieve our 25th straight year of EBDT growth in fiscal 2004. We thank you – our shareholders, employees, partners and customers – for your ongoing support and loyalty. We will continue to develop projects that enhance shareholder value – and we take great pride in Forest City's ability to deliver **"One Great Project After Another."**

Samuel H. Miller
Co-Chairman of the Board and Treasurer

Albert B. Ratner
Co-Chairman of the Board

Charles A. Ratner
President and Chief Executive Officer

FOREST CITY AT-A-GLANCE

BUSINESS OVERVIEW

Forest City Enterprises, Inc. is principally engaged in the ownership, development, acquisition and management of commercial and residential real estate throughout the United States. The Company's portfolio includes interests in retail centers, apartment communities, office buildings and hotels in 20 states and the District of Columbia.

FCEA **FCEB**
Listed Listed
NYSE NYSE

FOREST CITY OPERATES UNDER FOUR STRATEGIC BUSINESS UNITS:

- *Commercial Group*, the Company's largest business unit, owns, develops, acquires and operates regional malls, specialty/urban retail centers, office buildings, hotels and mixed-use projects.
- *Residential Group* owns, develops, acquires and operates residential rental properties including upscale and middle-market apartments, adaptive re-use developments, and supported-living facilities.
- *Land Development Group* acquires and sells both land and developed lots to residential, commercial and industrial customers. It also owns and develops land into master-planned communities and mixed-use projects.
- *Lumber Trading Group*, a lumber wholesaler, sells lumber to customers in all 50 states and Canadian provinces, through 11 sales and administrative offices in six states and one sales office in British Columbia.

OUR MISSION STATEMENT

Forest City Enterprises is a national owner and developer of real estate, committed to building superior, long-term value for its shareholders and customers. We accomplish this through the operation, acquisition and development of commercial, rental housing and land development projects. We operate by developing meaningful relationships and leveraging our entrepreneurial capabilities with creative talent in a fully integrated real estate organization.

2003 FINANCIAL PERFORMANCE		% Change
Revenues	$ 1.0 billion	15.9%
Net Earnings	42.7 million	-12.6%
Net Earnings per Share	0.84	-13.4%
EBDT[1]	212.4 million	9.3%
EBDT per Share[1]	4.20	8.5%
Consolidated Assets	5.9 billion	15.8%
Real Estate Assets, at Cost	5.1 billion	14.0%
Shareholders' Equity	748.9 million	4.8%

FISCAL 2003 MILESTONES



1Q *(February-April 2003)*

- ◄ **Worth Street apartments open**
- Two Florida apartment communities acquired
- Two Federally Assisted Housing apartment communities acquired



2Q *(May-July 2003)*

- $300 million in Senior Notes issued
- Fifteen MetroTech Center opens
- ◄ **40 Landsdowne Street opens**
- Consolidated-Carolina opens
- "Topping out" of Atlantic Terminal
- Groundbreaking at Metropolitan Lofts
- Groundbreaking at Victoria Gardens

ENSURING OUR FUTURE GROWTH

Forest City's ability to continue to grow depends on the strength of the development pipeline. The Company currently has more than a dozen projects under construction and many more under development or in the early planning stages – a robust pipeline that is full of unique opportunities. The chart below illustrates our real estate activity for the last five years.

TOTAL ASSETS
January 31, 2004 ($5.9 billion)



2% 4% 4%   7%

Commercial
- ☐ Retail
- ■ Office Buildings
- ☐ Hotels

■ Residential
- ☐ Land
- ☐ Lumber
- ☐ Corporate

REAL ESTATE ACTIVITY
Cost at Our Share[19]
Years ended January 31, ($ in millions)



☐ Annual Increase in Real Estate   ▨ Projects under Development at year-end

REAL ESTATE PORTFOLIO OVERVIEW
January 31, 2004

Retail	Retail Square Feet Including Anchors 20,907,000
Office Buildings	Leasable Square Feet 9,410,000
Hotels	Rooms 2,937
Apartments Includes residual interest in 4,868 Federally Subsidized housing units	Units 38,717
Land Development	Acres Held 5,500



3Q (August-October 2003)

- ◄ **Short Pump Town Center opens**
- Awarded U.S. Navy military family housing contract
- Hawk's Haven land sale
- Two Denver apartment communities acquired
- Groundbreaking at Quartermaster Plaza



4Q (November 2003-January 2004)

- Completes 24th straight year of EBDT growth
- San Francisco Centre groundbreaking
- ◄ **776 families living at Stapleton**
- Harlem Center offices open
- Construction begins on Subway Terminal
- Announces plans for Brooklyn Atlantic Yards
- Assumes control of *New York Times* HQ site



1.3 MILLION SQUARE FOOT
OPEN-AIR LIFESTYLE
CENTER IN RICHMOND
SHORT PUMP TOWN CENTER

COMMERCIAL GROUP

Commercial Group is Forest City's largest strategic business unit, featuring a diverse portfolio of retail, office and mixed-use projects. At year-end, we owned interests in 81 completed Commercial Group projects including 42 retail properties, 31 office buildings and eight hotels. Consistent with our Core Market Strategy, 70 percent of our assets are located in core markets.

2003 was a very good year for Commercial Group, which grew to $3.9 billion in total assets, 65 percent of our total company assets. Commercial Group EBDT was $154 million[1] in 2003. The group's comparable NOI was up 0.1 percent[2], with the 3.7 percent[2] increase in retail offset by the 0.5 percent[2] decrease in office and 18.4 percent[2] decrease in hotels. In 2003, we invested $42 million to expand or renovate existing properties.

The performance of our retail portfolio was critical to our success in 2003. Rents increased an average of 7.7 percent on space turned over during the year, comparable occupancy rates were 92 percent, and comparable retail sales increased 1.9 percent to $357 per square foot. The retail results were partially offset by a 4.9 percent decrease in office rents on space that turned over (approximately 3 percent of our total office square footage), even though office occupancies were stable at 92 percent.

During the year, we opened three office buildings and one retail center totaling $304.7 million[10] of cost at our share. Entering 2004, eight Commercial Group projects, totaling $630.1 million[11] of cost at our share, were under construction; one has already opened, and five are scheduled to open later in 2004. We also have more than a dozen projects in various stages of development, with projected opening dates ranging from 2005 to 2008.

Many of the projects recently opened or under construction/development are among the largest, highest-profile developments in our history. Our successful experience with projects such as *MetroTech Center* in Brooklyn, *University Park at MIT* in Boston, and *Stapleton* in Denver has been the catalyst for additional high-impact development opportunities – "One Great Project After Another."

NEW YORK CITY

Forest City's Commercial Group is firmly established as a preeminent developer in New York City, the largest and most dynamic market in the country. New York City is our largest single market. Today, our Commercial Group owns and operates 28 properties in the New York metropolitan area, representing 36 percent of our assets and 26 percent of EBDT in 2003.

2003 PERFORMANCE AT A GLANCE		
EBDT[1]	$	154.1 mil.
Comparable NOI Change[2]		0.1%
Mall Sales Per Square Foot	$	357
Comparable Mall Sales Increase		1.9%
Comparable Rental Rate Increase		3.2%
Retail Occupancy		92%
Office Occupancy		92%

PORTFOLIO AT A GLANCE [20]		
Completed Projects		81
Projects Under Construction		8
Total Assets	$	3.9 bil.
Completed Retail Centers		42
Retail Centers Under Construction		5
Total Retail Square Footage		20.9 mil.
Gross Leasable Area		12.3 mil.
Completed Office Buildings		31
Office Buildings Under Construction		2
Office Square Footage		9.4 mil.
Completed Hotels		8
Total Rooms		2,937



653,000-SQUARE-FOOT
OFFICE BUILDING IN
DOWNTOWN BROOKLYN
FIFTEEN METROTECH CENTER

Through our New York City affiliate, Forest City Ratner Companies, we have continually expanded our presence to meet market demand and to grow our portfolio of high-impact projects. We entered the New York market in the 1980s with a focus on office buildings, and began the 15-year development of MetroTech Center, which has revitalized downtown Brooklyn with 7 million square feet of commercial, academic and high-technology office space. We later expanded our presence in the market with urban retail and mixed-use projects in all five boroughs, and, most recently, introduced our rental residential expertise.

Openings: During the year, Forest City Ratner completed **Fifteen MetroTech Center**, a 19-story, 653,000-square-foot office building at the Company's 16-acre MetroTech Center corporate campus in downtown Brooklyn. Fifteen MetroTech Center was the first commercial office building developed in New York City since the September 2001 terrorist attacks. The building opened to its primary tenant – Empire Blue Cross and Blue Shield, one of the largest health insurers in New York State – just 19 months after groundbreaking.

In the central Harlem section of Manhattan, we opened **Harlem Center,** a 146,000-square-foot office building, which is complemented by the 126,000-square-foot Harlem Center retail center that opened in 2002. Two New York state government agencies are the anchor tenants for the office space, while the retail center features H&M, Marshall's, Staples and CVS/Pharmacy. In early 2004, we opened **Brooklyn Commons,** a 151,000-square-foot specialty retail center where Lowe's (home improvement retailer) is the primary tenant.

Under Construction: As we closed 2003, Forest City Ratner had two office buildings and two retail centers under construction in New York City – including the office and retail components of our **Atlantic Terminal** project in downtown Brooklyn. The 10-story, 399,000-square-foot office building is being constructed above the four-story, 373,000-square-foot retail center – both of which will be connected to the renovated Long Island Railroad and subway stations, which attract more than 40 million passengers each year. Atlantic Terminal, the first office development in New York City to use tax-exempt New York State Liberty Bond Financing, is scheduled to open in 2004, with 1,500 Bank of New York employees to be among the first office tenants, and a Target department store anchoring the retail center.

Under Development: New York City is a classic example of Forest City's **"One Great Project After Another"** philosophy. Even as the Company is completing MetroTech Center, the pipeline remains full of other unique development opportunities.

In Manhattan, development is ongoing at the **New York Times Headquarters** site, which will be a 52-story, 1.5-million-square-foot office building in Times Square. The Times will own and occupy approximately 800,000 square feet of office space, and Forest City and its partner will own and manage the remainder of the building. During 2003, the Company obtained vacant possession of the site.

In January 2004, Forest City announced plans for **Brooklyn Atlantic Yards,** a large mixed-use project in downtown Brooklyn whose main attraction is expected to be a new 800,000-square-

CREATING VALUE IN CORE MARKETS

2003 Openings[18]		Projects Under Construction[18]		Projects Under Construction[18]	
Retail	Cost @ Our Share (in millions)	*Retail*	Cost @ Our Share (in millions)	*Office*	Cost @ Our Share (in millions)
• Short Pump Town Center	$ 93.7	• Brooklyn Commons (2004)	$ 15.0	• Atlantic Terminal (2004)	$ 73.9
Office		• Atlantic Terminal (2004)	60.8	• University of Pennsylvania (2004)	55.4
• Fifteen MetroTech Center	130.6	• Quartermaster Plaza (2004)	48.8	• Twelve MetroTech Center (2005)	34.8
• 40 Landsdowne Street	61.8	• Victoria Gardens (2004)	143.1		
• Harlem Center	18.6	• San Francisco Centre (2006)	198.3	( ) anticipated opening	



MORE THAN
270,000 SQUARE FEET OF
OFFICE AND RETAIL SPACE IN
MANHATTAN
——— HARLEM CENTER ———

foot arena for the Nets NBA basketball team. Forest City will have a minority interest in the Nets and the arena, which will serve as a catalyst for this long-term development project. Brooklyn Atlantic Yards is expected to include as much as 2.1 million square feet of commercial office space; 300,000 square feet of retail space; and approximately 4,500 units of affordable, middle-income and market-rate housing.

Forest City Ratner has become a highly regarded franchise and brand in this large, growing market. The name is synonymous with high-impact and high-quality complex urban projects. As a result, we will continue to have access to unique development opportunities throughout the New York City metropolitan area.

residential units, 210 hotel rooms and 2,700 parking spaces. All of the commercial space was developed with significant pre-lease commitments and is currently 99 percent leased, thus demonstrating Forest City's ability to capitalize on the growing biotechnology market at a time when vacancies for conventional office space are rising in Boston and many other markets nationwide.

PHILADELPHIA

Our University Park at MIT experience has translated into other biotechnology development opportunities. In Philadelphia, Forest City, through our Boston-based University Bioscience & Technology Group, is acting as developer for,

WE OPENED THREE OFFICE BUILDINGS AND ONE RETAIL CENTER TOTALING $304.7 MILLION OF COST AT OUR SHARE.

BOSTON

Our large mixed-use project in Boston – University Park at MIT – is one of the nation's largest and most successful private biotechnology office parks. In 2003, we opened *40 Landsdowne Street,* a 215,000-square-foot biotechnology research and office facility that is the last major commercial building to be developed at the site. 40 Landsdowne Street opened 100 percent leased to an existing Park tenant – Millennium Pharmaceuticals.

Under development by Forest City since 1985, the 27-acre University Park at MIT now has 1.5 million square feet of office and lab space, 70,000 square feet of retail, 277

and has begun construction on, a 123,000-square-foot life sciences research facility at University of Pennsylvania. We will have an option to purchase the project, which involves redevelopment of a 1940s-era industrial facility and is scheduled to open in the fall of 2004.

Also in Philadelphia, we have under construction the 459,000-square-foot **Quartermaster Plaza,** one of the largest retail developments to occur in the city in recent years. Located on the historically significant site of a former military supply depot, Quartermaster Plaza is scheduled to open in 2004, with Home Depot and BJ's Wholesale Club as the anchor tenants.



OPEN-AIR
LIFESTYLE CENTER
WILL SERVE AS NEW DOWNTOWN FOR
RANCHO CUCAMONGA, CALIFORNIA
VICTORIA GARDENS

WASHINGTON, D.C./RICHMOND

The September 2003 grand opening of the two-story, 1.3-million-square-foot **Short Pump Town Center** in Richmond was a milestone for Forest City. Short Pump is our first open-air regional lifestyle center, featuring an elegant "main street" setting, canopied walkways, open courtyards, landscaped gardens, three fountains and a community meeting facility. It includes anchor stores Nordstrom, Hecht's and Dillard's, as well as 123 specialty stores and restaurants – one-third of which are new to the Richmond area.

During the fourth quarter, the U.S. General Services Administration awarded Forest City the exclusive right to negotiate the redevelopment of **Southeast Federal Center,** a former military support complex. Our plans for the 42-acre site include up to 1.8 million square feet of office space, 2,800 residential units, destination and neighborhood-serving retail, and a 5.5-acre park along the Anacostia River.

CALIFORNIA

California has been an important market for Forest City for nearly 20 years. We currently have two very large, complex commercial projects under construction in California – **Victoria Gardens** in Southern California and **San Francisco Centre** in downtown San Francisco.

Victoria Gardens, like Virginia's Short Pump, capitalizes on an important retail trend – open-air lifestyle centers. It will serve as a new downtown for Rancho Cucamonga in the Inland Empire of Southern California, one of the fastest-growing regions in the country. The 1.2-million-square-foot center will include a mixture of nationally and locally known stores, restaurants and cafes, as well as offices, housing, and civic and cultural venues. When Victoria Gardens opens in the fall of 2004, anchor tenants will include AMC Theaters, JC Penney, Macy's and Robinsons-May.

In San Francisco, Forest City is working with its partner Westfield America to create a 1-million-square-foot retail center that will connect at five levels to the existing Nordstrom-anchored San Francisco Centre, forming one of the largest urban shopping centers west of the Mississippi. The new San Francisco Centre will also feature Bloomingdale's and more than 200 specialty stores and boutiques, fine dining, large state-of-the-art theater complex, gourmet marketplace, and first-class office space. Upon completion in 2006, the center will be jointly owned by Forest City and Westfield.

※ ※ ※

Our ability to continue to develop large complex projects such as Atlantic Terminal, Brooklyn Atlantic Yards, Southeast Federal Center, Victoria Gardens and San Francisco Centre is a crucial competitive advantage for Forest City. Such developments require a long-term perspective, with the potential to add strength and diversification to our portfolio, resulting in new shareholder value.

ENTERING 2004, EIGHT COMMERCIAL GROUP PROJECTS WERE UNDER CONSTRUCTION – SIX OF WHICH ARE SCHEDULED TO OPEN IN 2004.



158-UNIT
ADAPTIVE RE-USE
APARTMENT COMMUNITY IN
RICHMOND
CONSOLIDATED-CAROLINA

RESIDENTIAL GROUP

Residential Group owns, develops, acquires, leases and manages residential rental properties in 16 states and the District of Columbia. Our diverse portfolio includes conventional apartment communities, Federally Assisted Housing, adaptive re-use and supported-living properties, as well as the residential rental components of several large mixed-use projects. At year-end, total Residential Group assets were $1.5 billion, 25 percent of our total company assets.

2003 was the second consecutive very challenging year for Residential Group. Low job growth has combined with low interest rates (which are spurring single-family-home purchases that directly compete with apartment living) to create a difficult operating environment in virtually all of our markets. Overall occupancy rates remained flat, at 91 percent. Comparable gross potential rent increased 0.1 percent, but comparable net rental income (gross potential rent net of vacancies and concessions) was down from 88.4 to 87.5 percent, primarily due to higher rent concessions. This, combined with higher expenses, resulted in comparable NOI declining 4.3 percent[2] over the prior year.

We continue to grow our portfolio by strategically developing and acquiring quality assets in good locations. To help us maximize our returns, we use federal and state historic tax credits, affordable-housing tax credits, and tax-exempt financing for many of the residential projects we develop or acquire. We have also taken advantage of record-low interest rates to reduce our cost of capital.

Residential Group's acquisitions have played a major role in the growth of its portfolio during the past five years. As of year-end, approximately 40 percent of Residential's NOI came from acquired properties. At the same time, we have been rebalancing the portfolio by strategically divesting of assets in lower-growth markets or where we can realize exceptional value. Over the last three years, we have sold eight residential properties for $97 million[12] at our share, with the proceeds being redeployed back into the portfolio.

OPENINGS AND ACQUISITIONS

During 2003, we opened two new development projects totaling 488 units representing $64.6 million[13] of cost at our share, and opened 344 units at four of our existing properties. We acquired four apartment communities with 1,204 units at a cost of $80.2 million[14] at our share. We also acquired the residual interest in three Federally Assisted Housing properties (a total of 582 units) in which Forest City is the general partner. The seven acquisitions were financed at an average borrowing rate below 6.0 percent, with stabilized unleveraged returns projected to be 8.2 percent.

Among our 2003 openings was the 19-story, 330-unit **Worth Street** apartment community in downtown Manhattan – Forest City's first apartment building in this market. The studio, one- and two-bedroom apartments have been extremely well received in the New York market. By the end of the year, the property was 98 percent occupied.

2003 PERFORMANCE AT A GLANCE

EBDT[1]	$ 72.1 mil.
Comparable NOI Change[2]	-4.3%
Average Net Effective Rental Rate Change	-1.2%
Annual Average Occupancy	92%
Year-End Occupancy	91%

PORTFOLIO AT A GLANCE[20]

Total Assets	$ 1.5 bil.
Completed Apartment Communities	127
Apartment Communities Under Construction	9
Completed Units	37,063
Units Under Construction	1,654



330-UNIT APARTMENT COMMUNITY IN THE HEART OF MANHATTAN
WORTH STREET

We also opened the *Consolidated-Carolina* loft-style apartment community at our *River Lofts at Tobacco Row* redevelopment in Richmond. Consolidated-Carolina features 158 new one- and two-bedroom loft apartments with large windows, exposed brick and extra-high ceilings. Consolidated-Carolina is the second phase of Forest City's redevelopment of Tobacco Row, whose buildings were originally used as tobacco warehouses and factories in the early 1900s. Phase one of

representing $310.6 million[15] of cost at our share; and another dozen projects under development. The recent openings and projects under construction and development are concentrated in major growth markets, across all of our product types – Residential Group's approach to ensuring **"One Great Project After Another."**

We have two residential building sites – **23 *Sidney*** and **100 *Landsdowne*** – under construction at our *University*

FOUR RESIDENTIAL ACQUISITIONS ADDED MORE THAN 1,200 UNITS TO OUR PORTFOLIO IN TWO GROWTH MARKETS.

the development, the 171-unit American Cigar Company building, was completed in 2000.

Our residential acquisition activity was focused in our core market of Denver and the strong Florida market. In the first quarter, we acquired *Colonial Grand,* a 176-unit apartment complex in Tampa, and *Colony Place,* a 300-unit community in Fort Myers. In the third quarter, we acquired two Denver-area properties: the 360-unit *Cherrywood Village* and the 368-unit *Ranchstone*.

UNDER CONSTRUCTION

At the end of 2003, we had one expansion and nine new projects under construction totaling 1,654 units and

Park at MIT mixed-use project in Boston. 23 Sidney, which will become the "front door" for the entire project, will feature 51 loft apartments; and 100 Landsdowne will be an 18-story, 203-unit, high-rise apartment building. Preliminary plans had called for both buildings to be used for office/lab space. However, our multi-product capabilities enabled us to switch uses to address increasing demand for rental residential units at University Park at MIT.

Also under construction, in our California core market, is *Metropolitan Lofts,* a 264-unit loft apartment community in the growing South Park neighborhood of downtown Los Angeles. In addition to the residential units, Met Lofts will include retail space and an attached above-ground parking structure.

GROWING OUR PORTFOLIO THROUGH DEVELOPMENT AND ACQUISITION

2003 Openings[18]	Cost @ Our Share (in millions)
Worth Street	$ 40.5
Consolidated-Carolina	24.1

2003 Acquisitions[18]	
Ranchstone	$ 31.7
Cherrywood Village	31.0
Colony Place	10.5
Colonial Grand	7.0
3 FAH properties	21.8

Projects Under Construction[18]

	Cost @ Our Share (in millions)		Cost @ Our Share (in millions)
Sterling Glen of Rye Brook (2004)	$ 23.4	100 Landsdowne Street (2005)	$ 59.2
East 29th Avenue Town Center (2004)	40.8	Metropolitan Lofts (2005)	30.3
Subway Terminal (2004)	57.8	Ashton Mill (2005)	27.2
23 Sidney Street (2004)	15.4	Sterling Glen of Roslyn (2005)	24.8
Emerald Palms expansion (2004)	9.1	Sterling Glen of Lynbrook (2005)	22.6

( ) anticipated opening

AT THE END OF 2003, WE HAD NINE NEW RESIDENTIAL PROJECTS UNDER CONSTRUCTION.

ADAPTIVE RE-USE/HISTORIC PRESERVATION

The adaptive re-use and historic preservation of urban landmarks is a growing part of Residential Group's business. Our expertise in using tax-advantaged financing and historic tax credits enables us to create profitable properties that retain their tradition and historic integrity.

Including the recently opened Consolidated-Carolina project, Forest City's adaptive re-use/historic preservation portfolio consists of 1,208 units at seven properties, representing $149.1 million[16] at our economic cost.

At the close of 2003, we had two major adaptive re-use projects under construction – *Subway Terminal* in Los Angeles and *Ashton Mill* near Providence, Rhode Island. At Subway Terminal, which housed a former train station, we are transforming the upper floors, formerly an office building, into 277 loft apartments. Ashton Mill involves the transformation of a Civil War-era cotton mill into more than 190 apartment units. Both projects – due to open in 2004 and 2005, respectively – are benefiting from the use of federal and state historic tax credits.

SUPPORTED LIVING

Our supported-living portfolio, concentrated in the New York City metropolitan area, is an active part of Residential Group's business. During the year, we completed a major initiative to position our Sterling Glen brand name as a regional leader in distinctive supported living for seniors. We currently have 12 properties totaling $248.8 million[17] at our cost in our supported-living portfolio – eight of which use the Sterling Glen brand name. Occupancy for our mature properties in this portfolio was 90 percent at year-end.

Entering fiscal 2004, we had three supported-living properties under construction: **Sterling Glen of Rye Brook**, a 166-unit community that is part of a multigenerational resort-like community in Rye Brook, New York; **Sterling Glen of Roslyn**, a 158-unit community overlooking a harbor in Roslyn, New York; and **Sterling Glen of Lynbrook**, 100 units located next to a nature preserve in Lynbrook, New York. Sterling Glen of Rye Brook opened in early 2004, and the other two are scheduled to be completed in 2005.

NEW OPPORTUNITY – MILITARY FAMILY HOUSING

During 2003, Hawaii Military Communities, LLC, a partnership formed and led by Forest City, was selected to negotiate for the rights to redevelop, operate and share in the ownership of Ohana Military Communities, which consists of five U.S. Navy military family housing communities in Hawaii. Phase One involves the construction of 918 new homes and the renovation of 1,040 existing military family homes over the next several years. We would also be responsible for creating new road networks, green and open spaces, community centers, recreational facilities, and other amenities.

X   X   X

Despite the challenges affecting Residential Group, we have been able to strategically enhance and expand the residential portfolio by focusing on unique opportunities in growth markets, using advantaged financing. While the for-rent residential market continues to struggle nationwide, we have a long-range perspective on the business and are confident in its long-term value proposition.

LAND DEVELOPMENT GROUP

Land Development Group is a full-service real estate
development unit that has the capacity to execute virtually every phase
of land development, from planning and the approval process
through construction, sales, financing and marketing.

At the end of fiscal 2003, we owned approximately 5,500 acres of developable land, involving 28 projects in nine states. We also hold options to purchase more than 2,300 acres, the majority of which are at our **Stapleton** project in Denver. To learn more about our progress at Stapleton, see page 26.

Land Development Group contributed significantly to the Company's net earnings and EBDT in 2003. Land sales throughout our land business have remained strong due to the low home mortgage interest rates, which are spurring single-family-home purchases.

At our Chicago **Central Station** project, more than 1,100 condominiums and town homes have already been completed, and another 560 are under construction as of January 31, 2004. Ultimately, the redevelopment of the former railroad property could include up to 7,500 for-sale or for-rent housing units, as well as retail, commercial and hotel components.

The sale of 1,800 acres at **Hawk's Haven** in Fort Myers, Florida, was a major event during the year for our Land Development Group. We were able to capitalize on all of our infrastructure investment by selling the entire development and immediately recognizing value, rather than selling to homebuilders over several years. Land sales were also strong in 2003 at three major land developments – the 629-acre **Gladden Farms** near Tucson; the 252-acre Old Stone Crossing at **Caldwell Creek** in Charlotte; and **Canterberry Crossing,** located on 455 acres southeast of Denver.

)( )( )(

Our land development business is strong and growing, and we will continue in 2004 to capitalize on the low interest rates that are driving single-family-home sales. We have great locations in key growth markets, and are adept at managing our land portfolio to create new value for shareholders.



4,200-ACRE
MIXED-USE DEVELOPMENT –
ONE OF OUR LARGEST AND MOST
AMBITIOUS PROJECTS
DENVER STAPLETON

STAPLETON
"ONE GREAT PROJECT"

Stapleton is one of the most exciting and ambitious projects
in our history – the kind of opportunity developers dream about!
At Forest City, we have the long-term commitment and mixed-use
development expertise to deliver this "One Great Project."

Just 2½ years after groundbreaking, Denver Stapleton is a very successful project – already an internationally recognized urban redevelopment success story. 2003 was another landmark year at Stapleton – in retail and residential development, and in integrating the various uses to create a wonderful new living experience.

During 2003, an average of 45 families moved into Stapleton each month. There are already 800 families living at Stapleton and another 400 homes under construction. Stapleton now offers a full range of housing choices: single-family homes, apartment communities, upscale estate homes, affordable senior citizen housing, and homes built specifically for those with "work force" incomes such as teachers, police officers, firefighters and nurses.

During the first quarter of 2004, we opened the mixed-use *East 29th Avenue Town Center,* the first of several pedestrian-friendly neighborhood centers being built at Stapleton. The town center features 82,000 square feet of "main street" retail, 34,000 square feet of office space and 156 apartment units – all leading to a 2½-acre town green. The retail is anchored by an adjacent 59,000-square-foot King Soopers grocery store. Other tenants already open include Chipotle, Noodles and Company, Starbucks and Walgreens.

During the year, many new tenants opened at Quebec Square, Stapleton's first retail power center, which had 50 stores by year-end. Home Depot, Wal-Mart and Sam's Club anchor the 747,000-square-foot center, which is easily accessible from major interstates around Denver and only 10 minutes from downtown Denver.

Schools and parks became more prominent at Stapleton in 2003. In August, Stapleton opened a public school campus, and, over the next several years, a charter high school, K-8 school and public high school campus are scheduled to be built at Stapleton. When fully developed, Stapleton will have more than 1,100 acres of new parks and open space. To date, we have developed 122 acres of "green space" – including a large park with several recreational areas and an outdoor pavilion; and a community park with a swimming pool and playground.

✕ ✕ ✕

Stapleton is setting new standards for "the art of urban living." Upon completion, the 4,200-acre project will become home to as many as 30,000 residents and 35,000 new jobs – and will have added significant long-term value to our portfolio.

FOREST CITY ENTERPRISES, INC.
PORTFOLIO OF REAL ESTATE



LEGEND

● Core Markets
● Retail Centers
○ Office Buildings
● Hotels
● Apartments
□ Under Construction
◇ Land Development
☆ Corporate Headquarters
☆ Regional Offices
○ Lumber Trading Group Offices

A listing of our real estate portfolio is included on pages 13 to 17 in the Form 10-K for the year ended January 31, 2004.

NOTE: Numbers indicate properties in each market.

STRATEGIC BUSINESS UNITS
Forest City Enterprises, Inc. and Subsidiaries

FOREST CITY COMMERCIAL GROUP, INC.
– Cleveland, Ohio
James A. Ratner, *Chairman and Chief Executive Officer*
David J. LaRue, *President and Chief Operating Officer*
D. Layton McCown, *Senior Vice President and Chief Financial Officer*

Operating Division
Duane F. Bishop, Jr., *Senior Vice President – Asset Management*
Mark C. Siegel, *Executive Vice President – Portfolio Strategy*
Accounting
John L. Hyclak, *Vice President – Finance and Accounting*
Michael R. May, *Vice President*
Leasing
Joseph J. Boehm, III, *Senior Vice President – Retail Leasing*
James P. Crosby, *Vice President – Office Leasing*
William P. Hewitt, *Senior Vice President – West Coast Retail Leasing*
Patrick M. Lott, *Senior Vice President – Office Development and Leasing*
Michael E. Stevens, *Executive Vice President – Retail Leasing*
Management
Edward A. Chanatry, *Vice President – Asset Management*
Michael Farley, *Vice President – Asset Management*
Tom L. Gilkeson, *Vice President – Operations*
Jack R. Kuhn, *Vice President – Cleveland Operations*
Jane E. Lisy, *Vice President – Marketing*
Alan W. Schmiedicker, *Senior Vice President – Property Management*

Development Division
Peter B. Calkins, *Senior Vice President – Boston Division*
Emerick J. Corsi, *Executive Vice President*
Gayle Blakeley Farris, *President – Boston Division*
Brian M. Jones, *President – West Coast Division*
Colm W. Macken, *Chief Operating Officer – West Coast Division*
Brian J. Ratner, *President – East Coast Development*
Joginder Singh, *Executive Vice President – Forest City Commercial Construction*

Forest City Finance Corporation
Judith A. Wolfe, *President*
   Steven H. Kurland, *Senior Vice President*
   Liane M. Simonetti, *Senior Vice President*
   Douglas S. Brooks, *Vice President*
   Sally A. Ingberg, *Vice President*
   Eric J. Louttit, *Vice President*

Forest City Ratner Companies – New York, New York
Bruce C. Ratner, *President and Chief Executive Officer*
Joanne M. Minieri, *Executive Vice President and Chief Operating Officer*
   Bruce Bender, *Executive Vice President – Governmental and Public Affairs*
   David L. Berliner, *Executive Vice President and General Counsel*
   Kenneth Brown, *President of FCR Construction Services*
   Lauren Du, *Senior Vice President – Controller*
   Mary Anne Gilmartin, *Senior Vice President – Commercial Development, Director of Corporate Leasing and Business Development*
   Matthew Messinger, *Senior Vice President – Hotel and Lodging Investments*
   Richard S. Pesin, *Senior Vice President and Director of Retail Development*
   Robert Rediker, *Senior Vice President – Director of Asset Management*
   Robert P. Sanna, *Executive Vice President and Director of Construction and Design Development*
   Andrew P. Silberfein, *Senior Vice President – Finance*
   James P. Stuckey, *Executive Vice President and Director of Commercial Development*

First New York Partners
Terence M. Whalen, *President*
Donna C. Singleton, *Senior Vice President – Controller*

FOREST CITY RESIDENTIAL GROUP, INC.
– Cleveland, Ohio
Ronald A. Ratner, *President and Chief Executive Officer*
James J. Prohaska, *Executive Vice President and Chief Operating Officer*
   James T. Brady, *Vice President and Chief Financial Officer*
   John D. Brocklehurst, *Vice President*
   James A. Kovalcheck, *Vice President – Financial Operations*
   Gerald M. Leuhsler, *Vice President – Construction*
   David J. Levey, *Executive Vice President – East Coast Development*
   Jay W. Magee, *Vice President – Equity Services*

Forest City Capital Corporation
Edward Pelavin, *President*
   Anthony A. Love, *Vice President*
   Karen A. Travers, *Vice President*

Forest City Residential Management, Inc.
George M. Cvijovic, *Co-President, Chief Operations Officer*
Angelo N. Pimpas, *Co-President, Chief Administrative Officer*
   Oscar A. Crowder, *Vice President – Federally Assisted Housing*
   Cynthia R. Hale, *Vice President – Administration*
   Lori L. Reeves, *Vice President – Information Technology*
   Rod H. Brannon, *Vice President – Engineering and Maintenance*

Forest City Residential West, Inc. – Los Angeles, California
   and Denver, Colorado
Gregory M. Vilkin, *President*
   John S. Lehigh, *Executive Vice President and Chief Operating Officer – Stapleton*
   James D. Chrisman, *Senior Vice President – Stapleton*
   Denise A. Gammon, *Senior Vice President, Residential – Stapleton*
   Mark H. Gerteis, *Vice President, Finance and Accounting – Stapleton*
   Thomas W. McCaslin, *Senior Vice President – Design and Construction*
   Kevin L. Ratner, *Vice President – Development*

Forest City Washington, Inc. – Washington, D.C.
Deborah Ratner Salzberg, *President*
   Thomas W. Henneberry, *Chief Operating Officer*
   Michael J. Defferding, *Executive Vice President – Military Housing*
   Jon D. Wallenmeyer, *Vice President – Residential Development*

Forest City Daly Housing LLC – New York, New York
Michael D. Daly, *President and Chief Executive Officer*

FOREST CITY LAND GROUP, INC. – Cleveland, Ohio
Robert F. Monchein, *President*
Mark A. Ternes, *Vice President and Chief Financial Officer*
Timothy F. Coey, *Vice President*
Leonard B. Jaffe, *Vice President*
James P. Martynowski, *Vice President*
Frank J. Stringer, *Vice President*
Dean F. Wingert, *Senior Vice President*

FOREST CITY TRADING GROUP, INC. – Portland, Oregon
John W. Judy, *President*
Lois Tonning, *Senior Vice President and Chief Financial Officer*

GENERAL AND ASSOCIATE GENERAL COUNSEL
Geralyn M. Presti, *Senior Vice President, General Counsel and Assistant Secretary*
William M. Warren, *General Counsel Emeritus*
Lawrence Fishman, *Associate General Counsel*
David J. Gordon, *Associate General Counsel*
Warren K. Ornstein, *Associate General Counsel*
Charles L. Pitcock, *Associate General Counsel*

FOREST CITY RENTAL PROPERTIES CORPORATION
(Selected Officers)
Robert G. O'Brien, *Executive Vice President – Finance and Investment*
   Vincent S. Hill, *Vice President – Corporate Security and Loss Prevention*
   Thomas A. Michaels, *Vice President – Director of Taxes*
   William T. Ross, *Vice President – Strategic Planning*
   Brad E. Snyder, *Vice President – Corporate Strategic Initiatives*

CORPORATE DIRECTORY
Forest City Enterprises, Inc. and Subsidiaries

BOARD OF DIRECTORS
Scott S. Cowen, *President – Tulane University*
Michael P. Esposito, Jr., *Chairman – XL Capital Ltd.;*
  Retired Executive Vice President/Chief Control Compliance
  and Administrative Officer – The Chase Manhattan Bank, N.A.
Jerry V. Jarrett, *Retired Chairman and Chief Executive Officer –*
  Ameritrust Corporation
Samuel H. Miller, *Co-Chairman of the Board and Treasurer*
Albert B. Ratner, *Co-Chairman of the Board*
Brian J. Ratner, *Executive Vice President*
Charles A. Ratner, *President and Chief Executive Officer*
James A. Ratner, *Executive Vice President*
Ronald A. Ratner, *Executive Vice President*
Deborah Ratner Salzberg, *President – Forest City Washington, Inc.*
Stan Ross, *Retired Vice Chairman/Special Consultant – Ernst & Young LLP;*
  Chairman of the Board – USC Lusk Center for Real Estate
Joan K. Shafran, *Chief Operating Officer – Powell Partners Ltd.;*
  Executive Managing Partner – The Berimore Company
Louis Stokes, *Senior Counsel – Attorney-at-Law, Squire,*
  Sanders & Dempsey LLP; Retired Member of The United States Congress

CORPORATE OFFICERS
Samuel H. Miller, *Co-Chairman of the Board and Treasurer*
Albert B. Ratner, *Co-Chairman of the Board*
Charles A. Ratner, *President and Chief Executive Officer*
James A. Ratner, *Executive Vice President*
Ronald A. Ratner, *Executive Vice President*
Brian J. Ratner, *Executive Vice President*
Thomas G. Smith, *Executive Vice President,*
  Chief Financial Officer and Secretary
James M. Talton, *Executive Vice President – Human Resources*
Linda M. Kane, *Senior Vice President and Corporate Controller*
Geralyn M. Presti, *Senior Vice President,*
  General Counsel and Assistant Secretary
Thomas T. Kmiecik, *Assistant Treasurer*
Allan C. Krulak, *Vice President – Director of Community Affairs*
Nancy W. McCann, *Vice President – Marketing*
Minta A. Monchein, *Vice President – Human Resources*
Charles L. Rau, *Vice President – Chief Technology Officer*

SEC Form 10-K
A copy of the annual report on Form 10-K as filed with the Securities and Exchange Commission may be obtained without charge upon written request to:

Thomas T. Kmiecik
Assistant Treasurer
Forest City Enterprises, Inc.
Terminal Tower
50 Public Square, Suite 1100
Cleveland, Ohio 44113
tomkmiecik@forestcity.net

Transfer Agent and Registrar
National City Bank
Stock Transfer Department
P.O. Box 92301
Cleveland, Ohio 44193-0900
(800) 622-6757
www.shareholder.inquiries@nationalcity.com

Dividend Reinvestment and Stock Purchase Plan
The Company offers its stockholders the opportunity to purchase additional shares of common stock through the Forest City Enterprises, Inc. Dividend Reinvestment and Stock Purchase Plan at 97% of current market value. A copy of the Plan prospectus and an enrollment card may be obtained by contacting National City Bank at (800) 622-6757.

Annual Meeting
The annual meeting of Forest City Enterprises' shareholders will be held on June 8, 2004 at 2 p.m. at Stapleton in Denver, Colorado:

  Westerly Creek Elementary School/
  Odyssey School
  1858 Elm Street
  Denver, Colorado 80220
  Stapleton Office: (303) 382-1800

Number of Holders of Common Stock
The number of shareholders of record as of March 1, 2004 for Class A and Class B common stock were 772 and 512, respectively, as certified by National City Bank, Agent.

Website
www.forestcity.net

Executive Offices
Forest City Enterprises, Inc.
Terminal Tower
50 Public Square, Suite 1100
Cleveland, Ohio 44113
(216) 621-6060

Stock Exchange Listing
New York Stock Exchange
New York, New York
Symbols: FCEA and FCEB

 



SUPPLEMENTAL PACKAGE

YEARS ENDED JANUARY 31, 2004 AND 2003

4Q

Forest City Enterprises, Inc.
Years Ended January 31, 2004 and 2003
Supplemental Operating Data

NYSE: FCEA, FCEB

Index

Corporate Overview 2

Operating and Other Data
      Occupancy 4
      Comparable Net Operating Income (NOI) 5
      Comparable NOI Data-Detail 6
      Reconciliation of NOI to Net Earnings 7
      Lease Expiration Schedules 8-9
      Significant Tenant Listings 10-11
      Development Pipeline 12-14
      Debt Maturity 15

Supplemental Financial Information
      Forest City Enterprises, Inc.
            Consolidated Balance Sheet Information. 16-17
            Consolidated Earnings Information 18-19
            Investment In and Advances to Real Estate Affiliates 20
            Real Estate and Related Nonrecourse Mortgage Debt 21-22
      Forest City Rental Properties Corporation
            Consolidated Balance Sheet Information. 23-24
            Consolidated Earnings Information 25-26
            Real Estate Activity 27-28
      Results of Operations
            Results of Operations Summary 29
            Reconciliation of Net Earnings to EBDT 30-31
            Summary of EBDT 32-37

Statements made here that are our intentions, hopes, beliefs, expectations or predictions of the future are forward-looking statements. It is important to note that our results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, real estate development and investment risks, economic conditions in our target markets, reliance on major tenants, the impact of terrorist acts, our substantial leverage and the ability to service debt, guarantees under our credit facility, changes in interest rates, continued availability of tax-exempt government financing, the sustainability of substantial operations at the subsidiary level, significant geographic concentration, illiquidity of real estate investments, dependence on rental income from real property, conflicts of interest, competition, potential liability from syndicated properties, effects of uninsured loss, environmental liabilities, partnership risks, litigation risks and other risk factors as disclosed from time to time in our SEC filings, including, but not limited to, our Annual Report on Form 10-K for the year ended January 31, 2004.

CORPORATE OVERVIEW

Corporate Description

Founded in 1920 and publicly traded since 1960, we are principally engaged in the ownership, development, management and acquisition of commercial and residential real estate properties in 20 states and the District of Columbia. At January 31, 2004, we had approximately $5.9 billion in total assets. We have a portfolio of real estate assets diversified both geographically and among property types. We operate our business through four strategic business units:

- Commercial Group, our largest business unit, owns, develops, acquires and operates regional malls, specialty/urban retail centers, office buildings, hotels and mixed-use projects;
- Residential Group owns, develops, acquires and operates residential rental properties, including upscale and middle-market apartments, adaptive re-use developments and supported-living facilities;
- Land Development Group acquires and sells both land and developed lots to residential, commercial and industrial customers. It also owns and develops land into master-planned communities and mixed-use projects; and
- Lumber Trading Group, a lumber wholesaler.

OPERATING AND FINANCIAL INFORMATION

Financial Measures

Generally, we believe the financial measures presented under the pro-rata consolidation method, EBDT presented on a consolidated level and comparable NOI, which are non-GAAP financial measures, mentioned below, provide supplemental information about our operations, and along with net earnings and other GAAP financial measures, are necessary to understand our operating results. We believe our investors use these non-GAAP financial measures as a supplementary measure to evaluate operating performance. Our non-GAAP financial measures are not intended to be performance measures that should be regarded as alternatives to, or more meaningful than, our GAAP financial measures.

EBDT

Along with net earnings, we use an additional measure, Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT), to report our business operating results. EBDT presented on a consolidated level is a non-GAAP financial measure and may not be directly comparable to similarly-titled measures reported by other companies. We believe that EBDT provides us, as well as our investors, additional information about our core business operations and, along with net earnings, is necessary to understand our business and operating results. While property dispositions, acquisitions or other factors can affect net earnings in the short term, we believe EBDT gives a more consistent view of our core business overall financial performance from quarter to quarter and year to year. EBDT is used by management to assess operating performance and resource allocations by segment and on a consolidated basis. EBDT is similar to Funds From Operations (FFO), a measure of performance used by publicly traded Real Estate Investment Trusts (REITS), but may not be directly comparable to similarly titled measures reported by other companies. (See pages 29-30 for additional discussion of EBDT as well as a reconciliation of EBDT to Net Earnings.)

Pro-Rata Method

This supplemental package contains certain financial measures prepared in accordance with the full consolidation accounting method, which are financial measures presented in accordance with Generally Accepted Accounting Principles (GAAP), and certain financial measures prepared in accordance with the pro-rata method, which are non-GAAP financial measures. We present certain financial amounts under the pro-rata method, because we believe that this method more accurately reflects the manner in which we operate our business. This is because, in line with industry practice, we have made a large number of investments in which our economic ownership is less than 100% as a means of sharing risk. Under the pro-rata consolidation method, we present our investments proportionate to our share of ownership, except for our syndicated residential properties, which are accounted for on the equity method of accounting under both consolidation methods. Under GAAP, the full consolidation method is used to report partnership assets and liabilities as consolidated at 100% if deemed to be under our control, even if our ownership is not 100%. We provide a reconciliation to the full consolidation method when the pro-rata consolidation method is used throughout our supplemental package.

Operating Information

The operating data contained in this document includes: occupancy data, comparable net operating income (NOI), retail and office lease expirations, significant retail and office tenant listings and schedule of debt maturities. The term "comparable", which is used throughout this document, is defined as including properties that were opened and operated in both the fiscal years ended January 31, 2004 and 2003.

We believe occupancy rates, retail and office lease expirations and significant retail and office tenant listings represent meaningful operating statistics about our Company. This information will give interested parties a greater understanding and more information about the operating performance of our Company.

Comparable NOI is a non-GAAP financial measure. We believe comparable NOI is useful to our Company and our investors because it measures the performance of the same properties on a period-to-period basis and, along with EBDT (as discussed on page 27) is used to assess operating performance and resource allocation of our core business operations. While property dispositions, acquisitions or other factors can impact net earnings in the short term, we believe comparable NOI gives a more consistent view of Forest City's overall financial performance from quarter-to-quarter and year-to-year. A reconciliation of net earnings, the most comparable financial measure calculated in accordance with GAAP, to NOI and a reconciliation from NOI to comparable NOI are provided on pages 6 and 7 of this document.

2

Corporate Office

Forest City Enterprises, Inc.
Terminal Tower
50 Public Square, Suite 1100
Cleveland, Ohio 44113

SEC Form on 10-K

A copy of the Annual Report on Form 10-K as filed with the Securities and Exchange Commission can be found on our website or may be obtained without charge upon written request to:

Thomas T. Kmiecik
Assistant Treasurer
tomkmiecik@forestcity.net

Website

www.forestcity.net

The information contained on this website is not incorporated herein by reference and does not constitute a part of this supplemental package.

Investor Relations

Thomas G. Smith, Executive Vice President
Chief Financial Officer

Thomas T. Kmiecik
Assistant Treasurer
(216) 621-6060

Transfer Agent and Registrar

National City Bank
Stock Transfer Department
P.O. Box 92301
Cleveland, Ohio 44193-0900
(800) 622-6757
www.shareholder.inquiries@nationalcity.com

Stock Exchange Listing

NYSE: FCEA and FCEB

Dividend Reinvestment and Stock Purchase Plan

The Company offers its stockholders the opportunity to purchase additional shares of common stock through the Forest City Enterprises, Inc. Dividend Reinvestment and Stock Purchase Plan at 97% of current market value. A copy of the Plan prospectus and an enrollment card may be obtained by contacting National City Bank at (800) 622-6757.

OPERATING AND OTHER DATA

Forest City Enterprises, Inc.
Operating and Other Data

Occupancy Data - January 31, 2004 and 2003

We analyze our occupancy percentages by each of our major product lines as follows:

	Occupancy As of January 31, 2004	Average Occupancy YTD January 31, 2004	Occupancy As of January 31, 2003	Average Occupancy YTD January 31, 2003
Retail				
Comparable	**92.2%**	**91.6%**	91.0%	91.6%
Total.............................	**91.8%**	**91.0%**	94.0%	90.8%
Office				
Comparable	**91.7%**	**91.8%**	92.0%	93.1%
Total.............................	**92.2%**	**87.6%**	92.4%	91.2%
Residential				
Comparable	**90.7%**	**91.8%**	91.2%	92.7%
Total.............................	**90.3%**	**88.9%**	89.7%	83.2%
Hotels				
Comparable	**71.2%**		72.5%	
ADR	**$ 141.29**		$141.60	

<u>Notes:</u>
Retail and office occupancy as of January 31, 2004 and 2003 is based on square feet leased at the end of the fiscal year. Average Occupancy YTD for January 31, 2004 and 2003 for retail and office is calculated by dividing the sum of leased square feet at the beginning and end of the period, by two. Residential occupancy as of January 31, 2004 and 2003 represents total units occupied divided by total units available. Average residential occupancy year-to-date for 2004 and 2003 is calculated by dividing gross potential rent less vacancy by gross potential rent. Average Daily Rate (ADR) is calculated by dividing revenue by the number of rooms sold for the years ended January 31, 2004 and 2003.

We use NOI, along with EBDT as discussed on page 2, to assess operating performance. Comparable NOI is defined as NOI from properties operated a full year in both 2003 and 2002. The following schedules present comparable NOI for each of our major product lines, each strategic business unit under which those product lines operate and an overall reconciliation of NOI to the most comparable GAAP measure, net earnings.

Comparable Net Operating Income (NOI) (% Change over same period, prior year)

| | Year Ended January 31, 2004 | |
	Full Consolidation	Pro-Rata Consolidation
Retail	+3.5%	+3.7%
Office	-0.6%	-0.5%
Hotel	-24.0%	-18.4%
Residential	-5.4%	-4.3%
Total	-1.8%	-1.2%

See reconciliation of net earnings to NOI to comparable NOI and full consolidation accounting method to the pro-rata consolidation method following.

Forest City Enterprises, Inc.
Operating and Other Data

Net Operating Income (in thousands)

	Fiscal Year Ended January 31, 2004					Fiscal Year Ended January 31, 2003					% Change	
	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation	Full Consolidation	Pro-Rata Consolidation
Commercial Group												
Retail												
Comparable	$111,331	$ 17,159	$ 21,775	$ —	$ 115,947	$ 107,577	$ 16,898	$ 21,116	$ —	$ 111,795	3.5%	3.7%
Total	133,128	23,499	24,153	(16)	133,766	128,193	22,801	20,663	3,265	129,320		
Office Buildings												
Comparable	119,574	21,806	4,686	—	102,454	120,238	21,721	4,478	—	102,995	(0.6%)	(0.5%)
Total	163,369	31,355	4,700	—	136,714	142,478	28,540	4,440	—	118,378		
Hotels												
Comparable	14,189	1,737	2,532	—	14,984	18,665	2,883	2,586	—	18,368	(24.0%)	(18.4%)
Total	22,951	5,470	2,655	—	20,136	24,182	5,231	2,586	—	21,537		
Other	(909)	(2,342)	4,034	—	5,467	(5,741)	(1,167)	2,786	—	(1,788)		
Total Commercial Group												
Comparable	245,094	40,702	28,993	—	233,385	246,480	41,502	28,180	—	233,158	(0.6%)	0.1%
Total	318,539	57,982	35,542	(16)	296,083	289,112	55,405	30,475	3,265	267,447		
Residential Group												
Comparable	75,859	483	15,575	—	90,951	80,212	535	15,386	—	95,063	(5.4%)	(4.3%)
Total	95,696	2,081	25,742	1,534	120,891	82,315	1,112	21,986	2,961	106,150		
Total Real Estate Groups												
Comparable	320,953	41,185	44,568	—	324,336	326,692	42,037	43,566	—	328,221	(1.8%)	(1.2%)
Total	414,235	60,063	61,284	1,518	416,974	371,427	56,517	52,461	6,226	373,597		
Land Development Group	41,862	2,151	5,388	—	45,099	39,760	1,904	2,353	—	40,209		
Lumber Trading Group	11,219	—	—	—	11,219	3,786	—	—	—	3,786		
Corporate Activities	(25,972)	—	—	—	(25,972)	(18,360)	—	—	—	(18,360)		
Grand Total	$441,344	$ 62,214	$ 66,672	$1,518	$ 447,320	$ 396,613	$ 58,421	$ 54,814	$ 6,226	$ 399,232		

Forest City Enterprises, Inc.
Operating and Other Data

Reconciliation of Net Operating Income to Net Earnings:

	Year Ended January 31, 2004					Year Ended January 31, 2003				
	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation
Revenues	$ 1,021,588	$ 149,883	$ 260,489	$ 5,444	$ 1,137,638	$ 881,737	$ 133,309	$ 222,119	$ 16,162	$ 986,709
Exclude straight-line rent adjustment [1]	(12,684)	—	—	—	(12,684)	(12,255)	—	—	81	(12,174)
Adjusted revenues	**1,008,904**	**149,883**	**260,489**	**5,444**	**1,124,954**	**869,482**	**133,309**	**222,119**	**16,243**	**974,535**
Operating expenses	636,407	87,669	144,552	3,926	697,216	540,106	74,888	123,000	10,017	598,235
Add back depreciation and amortization for non-Real Estate Groups	3,903	—	241	—	4,144	4,121	—	168	—	4,289
Exclude straight-line rent adjustment [2]	(5,624)	—	—	—	(5,624)	(6,690)	—	—	—	(6,690)
Adjusted operating expenses	**634,686**	**87,669**	**144,793**	**3,926**	**695,736**	**537,537**	**74,888**	**123,168**	**10,017**	**595,834**
Add equity in earnings of unconsolidated entities	**31,751**	—	**(15,428)**	—	**16,323**	**38,684**	—	**(18,644)**	—	**20,040**
Add back equity method depreciation expense (see below)	35,375	—	(33,596)	—	1,779	25,984	—	(25,493)	—	491
Net operating income	**441,344**	**62,214**	**66,672**	**1,518**	**447,320**	**396,613**	**58,421**	**54,814**	**6,226**	**399,232**
Interest expense	(198,122)	(33,231)	(58,431)	(1,033)	(224,355)	(174,227)	(33,450)	(54,814)	(2,506)	(198,097)
Loss (gain) on early extinguishment of debt	(10,718)	98	(47)	(190)	(11,053)	(1,653)	—	—	—	(1,653)
Provision for decline in real estate	(3,238)	(484)	(4,621)	—	(7,375)	(8,221)	—	—	—	(8,221)
Loss (gain) on disposition of operating properties and other investments	(171)	—	(3,573)	6,446	2,702	(295)	—	—	6,914	6,619
Depreciation and amortization – Real Estate Groups (a)	(123,728)	(19,316)	(33,596)	(731)	(138,739)	(109,240)	(18,427)	(25,493)	(3,411)	(119,717)
Straight-line rent adjustment [1],[2]	7,060	—	—	—	7,060	5,565	—	—	—	5,484
Equity method depreciation expense (see above)	(35,375)	—	33,596	—	(1,779)	(25,984)	—	25,493	(81)	(491)
Earnings before income taxes	**77,052**	**9,281**	**·**	**6,010**	**73,781**	**82,558**	**6,544**	—	**7,142**	**83,156**
Income tax (provision) benefit	(28,799)	—	—	(2,313)	(31,112)	(32,048)	—	—	(2,277)	(34,325)
Earnings before minority interest and discontinued operations	**48,253**	**9,281**	—	**3,697**	**42,669**	**50,510**	**6,544**	—	**4,865**	**48,831**
Minority interest	(9,281)	(9,281)	—	—	—	(6,544)	(6,544)	—	—	—
Earnings from continuing operations.	**38,972**	—	—	**3,697**	**42,669**	**43,966**	—	—	**4,865**	**48,831**
Discontinued operations, net of tax and minority interest:										
(Loss) earnings from operations	(200)	—	—	200	—	685	—	—	(685)	—
Gain on disposition of operating properties	3,897	—	—	(3,897)	—	4,180	—	—	(4,180)	—
	3,697	—	—	(3,697)	—	4,865	—	—	(4,865)	—
Net earnings	**$ 42,669**	**$ —**	**$ —**	**$ —**	**$ 42,669**	**$ 48,831**	**$ —**	**$ —**	**$ —**	**$ 48,831**
(a) Depreciation and amortization – Real Estate Groups	$ 123,728	$ 19,316	$ 33,596	$ 731	$ 138,739	$ 109,240	$ 18,427	$ 25,493	$ 3,411	$ 119,717
Depreciation and amortization – Non-Real Estate Groups	3,903	—	241	—	4,144	4,121	—	168	—	4,289
Total Depreciation and amortization	$ 127,631	$ 19,316	$ 33,837	$ 731	$ 142,883	$ 113,361	$ 18,427	$ 25,661	$ 3,411	$ 124,006

7

Retail Lease Expirations

As of January 31, 2004

Expiration Year	Number of Leases Expiring	Square Feet of Leases Expiring	Percentage of Total Leased GLA*
2004	163	526,683	5.78%
2005	162	454,486	4.99%
2006	240	576,868	6.33%
2007	154	595,094	6.53%
2008	163	636,960	6.99%
2009	147	564,482	6.20%
2010	105	467,742	5.14%
2011	242	1,051,498	11.55%
2012	128	783,026	8.60%
2013	157	671,555	7.37%
Thereafter	102	2,777,871	30.52%
TOTAL	**1,763**	**9,106,265**	**100.00%**

Retail Lease Expirations (%)



■ % of Total Leased GLA

*GLA = Gross Leasable Area.

Office Lease Expirations

As of January 31, 2004

Expiration Year	Number of Leases Expiring	Square Feet of Leases Expiring	Percentage of Total Leased GLA*
2004	83	510,374	6.73%
2005	59	387,393	5.10%
2006	46	504,197	6.64%
2007	38	626,413	8.25%
2008	52	420,979	5.55%
2009	10	88,190	1.16%
2010	19	778,161	10.25%
2011	10	236,255	3.11%
2012	11	1,072,682	14.13%
2013	11	579,723	7.64%
Thereafter	22	2,385,022	31.44%
TOTAL	**361**	**7,589,389**	**100.00%**



Office Lease Expirations (%)

■ % of Total Leased GLA

*GLA = Gross Leasable Area.

Schedule of Significant Retail Tenants

As of January 31, 2004

(Based on 1% of Total GLA or Greater)

Tenant	Leased Square Feet	Percentage of Total Retail Square Feet
Regal Entertainment Group	492,180	5.40%
The Gap	328,300	3.61%
AMC Entertainment, Inc.	273,731	3.01%
TJX Companies	272,354	2.99%
The Limited	219,533	2.41%
Ahold USA (Stop & Shop)	177,455	1.95%
The Great Indoors (Sears)	157,808	1.73%
Lowe's Home Center, Inc.	151,273	1.66%
Dick's Sporting Goods	145,096	1.59%
Home Depot	132,000	1.45%
Circuit City Stores, Inc.	130,269	1.43%
Linens-N-Things, Inc.	130,045	1.43%
Pathmark Stores, Inc.	123,500	1.36%
Footlocker, Inc.	118,102	1.30%
Abercrombie & Fitch Stores, Inc.	117,389	1.29%
CompUSA Stores	116,012	1.27%
OfficeMax	104,751	1.15%
Best Buy	102,661	1.13%
Subtotal	3,292,459	36.16%
All Others	5,813,806	63.84%
Total	**9,106,265**	**100.00%**

Schedule of Significant Office Tenants

As of January 31, 2004

(Based on Square Footage 2% or Greater)

Tenant	Leased Square Feet	Percentage of Total Retail Square Feet
City of New York	816,190	10.75%
Millennium Pharmaceuticals, Inc.	750,842	9.89%
U.S. Government	621,560	8.19%
Keyspan Energy	450,004	5.93%
Securities Industry Automation Corp	428,786	5.65%
Morgan Stanley Company	407,155	5.36%
Empire Blue Cross and Blue Shield	392,514	5.17%
Federated Investors, Inc.	345,266	4.55%
Bear Stearns	275,244	3.63%
Forest City Enterprises, Inc.	230,886	3.04%
Alkermes, Inc.	210,248	2.78%
Subtotal	4,928,695	64.94%
All Others	2,660,694	35.06%
Total	**7,589,389**	**100.00%**

Forest City Enterprises, Inc.
Operating and Other Data

Development Pipeline
January 31, 2004
2003 Openings / Acquisitions [13]

Property	Location	Dev. (D) Acq. (A)	Date Opened / Acquired	FCE %	Cost at Full Consolidation (GAAP) [a]	Total Cost at 100%	Cost at FCE Economic Share (Non-GAAP) [b]	Sq. ft./ No. of Units
					(in millions)			
Retail:								
Short Pump Town Center [c]	Richmond, VA	D	Q3-03	50.0	$ 0.0	$ 187.5	$ 93.7	1,251,000
Office:								
Fifteen MetroTech Center [k]	Brooklyn, NY	D	Q2-03	75.0	174.1	174.1	130.6	653,000
40 Landsdowne Street	Cambridge, MA	D	Q2-03	100.0	61.8	61.8	61.8	215,000
Harlem Center	Manhattan, NY	D	Q4-03	52.5	35.5	35.5	18.6	146,000
					271.4	271.4	211.0	1,014,000
Residential:								
Plymouth Square (FAH)	Detroit, MI	A	Q1-03	100.0	10.5	10.5	10.5	280
Independence Place II (FAH)	Parma Hts., OH	A	Q1-03	100.0	4.3	4.3	4.3	201
Worth Street [e]	Manhattan, NY	D	Q1-03	35.0	0.0	115.8	40.5	330
Colonial Grand [e]	Tampa, FL	A	Q1-03	50.0	0.0	13.9	7.0	176
Colony Place [e]	Fort Myers, FL	A	Q1-03	50.0	0.0	21.0	10.5	300
Consolidated-Carolina	Richmond, VA	D	Q2-03	100.0	24.1	24.1	24.1	158
Grove (FAH)	Ontario, CA	A	Q3-03	100.0	7.0	7.0	7.0	101
Cherrywood Village	Denver, CO	A	Q3-03	100.0	31.0	31.0	31.0	360
Ranchstone	Denver, CO	A	Q3-03	100.0	31.7	31.7	31.7	368
					108.6	259.3	166.6	2,274
Total 2003 Openings / Acquisitions [b] [d]					$ 380.0	$ 718.2	$ 471.3	

Residential Units Phased-In [c] [e]:								Opened in '03/Total
Settler's Landing at Greentree	Streetsboro, OH	D	2001-04	50.0	$ 0.0	$ 25.9	$ 13.0	80 / 408
Arbor Glen	Twinsburg, OH	D	2001-07	50.0	0.0	20.2	10.1	48 / 288
Eaton Ridge	Sagamore Hills, OH	D	2002-04	50.0	0.0	14.6	7.3	108 / 260
Newport Landing	Coventry, OH	D	2002-05	50.0	0.0	16.0	8.0	108 / 336
Total [b] [f]					$ 0.0	$ 76.7	$ 38.4	344 / 1,292

See attached 2003 footnotes.

Forest City Enterprises, Inc.
Operating and Other Data

Development Pipeline
January 31, 2004
Under Construction or to be Acquired [18]

Property	Location	Dev. (D) Acq. (A)	Anticipated Opening	FCE %	Cost at Full Consolidation (GAAP) [a]	Total Cost at 100%	Cost at FCE Economic Share (Non-GAAP) [b]	Sq. ft./ No. of Units	Pre-Leased (Wtd. Avg.)
						(in millions)			
Retail Centers:									
Brooklyn Commons	Brooklyn, NY	D	Q1-04	70.0	$ 21.4	$ 21.4	$ 15.0	151,000	100%
Quartermaster Plaza	Philadelphia, PA	D	Q3-04	70.0	69.7	69.7	48.8	459,000	83%
Atlantic Terminal	Brooklyn, NY	D	Q3-04	70.0	86.9	86.9	60.8	373,000	86%
Victoria Gardens	Rancho Cucamonga, CA	D	Q3-04	80.0	178.9	178.9	143.1	1,224,000 [l]	69%
San Francisco Centre [c][o]	San Francisco, CA	D	Q3-06	50.0	0.0	396.6	198.3	964,000 [m]	8%
					356.9	753.5	466.0	3,171,000	56%
Office:									
Atlantic Terminal	Brooklyn, NY	D	Q2-04	70.0	105.5	105.5	73.9	399,000	80%
University of Pennsylvania [n]	Philadelphia, PA	A	Q4-04	100.0	55.4	55.4	55.4	123,000	100%
Twelve MetroTech Center	Brooklyn, NY	D	Q2-05	80.0	43.5	43.5	34.8	177,000 [e]	0%
					204.4	204.4	164.1	699,000	63%
Residential:									
East 29th Avenue Town Center	Denver, CO	D	Q1-04	90.0	45.3	45.3	40.8	156 [h]	
Sterling Glen of Rye Brook [1][c][i]	Rye Brook, NY	D	Q1-04	40.0	0.0	57.6	23.4	166	
Emerald Palms Expansion	Miami, FL	D	Q3-04	100.0	9.1	9.1	9.1	86	
23 Sidney Street	Cambridge, MA	D	Q4-04	100.0	15.4	15.4	15.4	51	
Subway Terminal	Los Angeles, CA	D	Q4-04	100.0	57.8	57.8	57.8	277	
Metropolitan Lofts [c]	Los Angeles, CA	D	Q1-05	50.0	0.0	60.6	30.3	264	
Sterling Glen of Lynbrook [2][i]	Lynbrook, NY	D	Q2-05	80.0	28.2	28.2	22.6	100	
Ashton Mill	Providence, RI	D	Q2-05	100.0	27.2	27.2	27.2	193	
100 Landsdowne Street	Cambridge, MA	D	Q3-05	100.0	59.2	59.2	59.2	203	
Sterling Glen of Roslyn [3][c][i]	Roslyn, NY	D	Q3-05	40.0	0.0	61.9	24.8	158	
					242.2	422.3	310.6	1,654	
Total 2003 Under Construction [b][j]					$ 803.5	$ 1,380.2	$ 940.7		

Residential phased-in units under construction [c][e]:								Under Const./Total	
Settler's Landing at Greentree	Streetsboro, OH		2001-04	50.0	$ 0.0	$ 25.9	$ 13.0	104 / 408	
Arbor Glen	Twinsburg, OH		2001-07	50.0	0.0	20.2	10.1	144 / 288	
Eaton Ridge	Sagamore Hills, OH		2002-04	50.0	0.0	14.6	7.3	36 / 260	
Newport Landing	Coventry, OH		2002-05	50.0	0.0	16.0	8.0	108 / 336	
Total [b][f]					$ 0.0	$ 76.7	$ 38.4	392 / 1,292	

See attached 2003 footnotes.
(1) Formerly Stone Gate at Bellefair
(2) Formerly Tanglewood Crest
(3) Formerly Bryant Landing

Forest City Enterprises, Inc.
Operating and Other Data

Development Pipeline

2003 FOOTNOTES

(a) Amounts are presented on the full consolidation method of accounting, a GAAP measure. Under full consolidation, costs are reported as consolidated at 100 percent if deemed under the Company's control or on the equity method of accounting if the Company is deemed to not have control.

(b) Cost at FCE Economic Share represents Forest City's share of cost, based on the Company's pro-rata ownership of each property (a non-GAAP measure), under the pro-rata consolidation method of accounting the company determines its economic share by multiplying its pro-rata ownership of the applicable property of the total cost.

(c) Reported under the equity method of accounting. This method represents a GAAP measure for investments in which the Company is deemed to not have control.

(d) The difference between the full consolidation amount (GAAP) of $380.0 million of cost and Forest City's economic share (a non-GAAP measure) of $471.3 million of cost consists of a reduction to full consolidation for minority interest of $60.4 million of cost and the addition of Forest City's share of cost for unconsolidated investments of $151.7 million.

(e) Phased-in openings. Costs are representative of the total project.

(f) The difference between the full consolidation amount (GAAP) of $0.0 million of cost and Forest City's economic share (a non-GAAP measure) of $76.7 million of cost consists of Forest City's share of cost for unconsolidated investments of $76.7 million.

(g) Represents the Company's portion of this 1.1 million square-foot office condominium.

(h) Project also includes 141,000 total square feet (57,000 sq ft owned/managed by FCE) of retail and 34,000 square feet of office space.

(i) Supported-living property.

(j) The difference between the full consolidation amount (GAAP) of $803.5 million of cost and Forest City's economic share (a non-GAAP measure) of $940.7 million of cost consists of a reduction to full consolidation for minority interest of $139.6 million of cost and the addition of Forest City's share of cost for unconsolidated investments of $276.8 million.

(k) Formerly Nine MetroTech South.

(l) Includes 44,934 square feet of office space.

(m) Includes 235,000 square feet of office space.

(n) The Company will have an option to acquire this property.

(o) This project will also include the acquisition of an adjacent retail center totaling 508,000 square feet.

14

Forest City Enterprises, Inc.
Operating and Other Data

Scheduled Maturities Table: Non-Recourse Mortgage Debt
As of January 31, 2004

2004

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Fixed:				
Fixed rate debt	72,851	14,533	33,977	92,295
UDAG	377	91	10,728	11,014
Total Fixed Rate Debt	73,228	14,624	44,705	103,309
Variable:				
Variable rate debt	211,623	32,042	37,229	216,810
Tax Exempt	52,340	5,185	5,386	52,541
Total Variable Rate Debt	263,963	37,227	42,615	269,351
Total Non-Recourse Mortgage Debt	337,191	51,851	87,320	372,660
Weighted Average Rate	4.14%	4.42%	5.39%	4.39%

2005

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Fixed:				
Fixed rate debt	139,041	17,605	42,239	163,675
UDAG	10,929	94	–	10,835
Total Fixed Rate Debt	149,970	17,699	42,239	174,510
Variable:				
Variable rate debt	126,098	24,696	49,972	151,374
Tax Exempt	21,000	–	40,057	61,057
Total Variable Rate Debt	147,098	24,696	90,029	212,431
Total Non-Recourse Mortgage Debt	297,068	42,395	132,268	386,941
Weighted Average Rate	5.20%	4.84%	4.70%	5.07%

2006

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Fixed:				
Fixed rate debt	432,608	89,383	37,359	380,584
UDAG	8,133	493	–	7,640
Total Fixed Rate Debt	440,741	89,876	37,359	388,224
Variable:				
Variable rate debt	233,715	75,322	71,248	229,641
Tax Exempt	45,000	–	133	45,133
Total Variable Rate Debt	278,715	75,322	71,381	274,774
Total Non-Recourse Mortgage Debt	719,456	165,198	108,740	662,998
Weighted Average Rate	5.52%	5.56%	4.92%	5.41%

2007

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Fixed:				
Fixed rate debt	129,704	23,765	115,307	221,246
UDAG	588	162	–	426
Total Fixed Rate Debt	130,292	23,927	115,307	221,672
Variable:				
Variable rate debt	24,886	2,127	16,665	39,424
Tax Exempt	–	–	146	146
Total Variable Rate Debt	24,886	2,127	16,811	39,570
Total Non-Recourse Mortgage Debt	155,178	26,054	132,118	261,242
Weighted Average Rate	6.77%	7.01%	6.99%	6.85%

2008

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Fixed:				
Fixed rate debt	236,206	21,038	89,674	304,842
UDAG	608	167	967	1,408
Total Fixed Rate Debt	236,814	21,205	90,641	306,250
Variable:				
Variable rate debt	29,349	3,341	65	26,073
Tax Exempt	–	–	160	160
Total Variable Rate Debt	29,349	3,341	225	26,233
Total Non-Recourse Mortgage Debt	266,163	24,546	90,866	332,483
Weighted Average Rate	6.92%	6.76%	6.73%	6.88%

Thereafter

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Fixed:				
Fixed rate debt	1,469,813	267,021	308,716	1,511,508
UDAG	55,023	12,526	–	42,497
Total Fixed Rate Debt	1,524,836	279,547	308,716	1,554,005
Variable:				
Variable rate debt	131,735	832	12,596	143,499
Tax Exempt	202,550	28,375	38,242	212,417
Total Variable Rate Debt	334,285	29,207	50,838	355,916
Total Non-Recourse Mortgage Debt	1,859,121	308,754	359,554	1,909,921
Weighted Average Rate	6.06%	6.36%	6.08%	6.02%

Total

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Fixed:				
Fixed rate debt	2,480,223	433,345	627,272	2,674,150
Weighted average rate	6.91%	6.83%	7.12%	6.97%
UDAG	75,658	13,533	11,695	73,820
Weighted average rate	2.03%	2.25%	7.34%	2.83%
Total Fixed Rate Debt	2,555,881	446,878	638,967	2,747,970
Variable:				
Variable rate debt	757,406	138,360	187,775	806,821
Weighted average rate	4.18%	4.39%	3.45%	3.98%
Tax Exempt	320,890	33,560	84,124	371,454
Weighted average rate	1.95%	1.99%	1.74%	1.90%
Total Variable Rate Debt	1,078,296	171,920	271,899	1,178,275
Total Non-Recourse Mortgage Debt	3,634,177	618,798	910,866	3,926,245
Weighted Average Rate	5.80%	5.92%	5.87%	5.80%



Schedule of Maturities

($ in Millions)

Legend: ☐ Full Consolidation   ■ Pro-Rata Consolidation

(Years: 2004, 2005, 2006, 2007; scale $0, $150, $300, $450, $600, $750, $900)

Forest City Enterprises, Inc.
Supplemental Financial Information

As discussed on page 2, we present certain financial amounts under the pro-rata consolidation method (a non-GAAP measure) because we believe that it more accurately reflects the manner in which we operate our business. The information in the tables below present amounts for both full consolidation, a GAAP measure, and pro-rata consolidation, providing a reconciliation of the difference between the two methods. Under the pro-rata consolidation method, the Company presents its partnership investments proportionate to its share of ownership for each line item of its consolidated financial statements. Under full consolidation, partnership assets and liabilities are reported as consolidated at 100% if deemed under the Company's control, or on the equity method of accounting if the Company does not have control.

Consolidated Balance Sheet Information- January 31, 2004

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation (Non-GAAP)
		(in thousands)		
Assets				
Real Estate				
Completed rental properties	$ 4,523,748	$ 706,045	$ 996,505	$ 4,814,208
Projects under development	544,389	72,999	123,578	594,968
Land held for development or sale	33,450	–	49,607	83,057
Total Real Estate	5,101,587	779,044	1,169,690	5,492,233
Less accumulated depreciation	(730,705)	(109,941)	(215,350)	(836,114)
Real Estate, net	4,370,882	669,103	954,340	4,656,119
Cash and equivalents	107,491	16,830	29,413	120,074
Restricted cash	257,795	38,678	23,059	242,176
Notes and accounts receivable, net	422,765	21,440	18,331	419,656
Inventories	46,140	–	–	46,140
Investments in and advances to real estate affiliates	432,584	–	(78,634)	353,950
Other assets	257,415	44,455	31,562	244,522
Total Assets	$ 5,895,072	$ 790,506	$ 978,071	$ 6,082,637
Liabilities and Shareholders' Equity				
Liabilities				
Mortgage debt, nonrecourse	$ 3,634,177	$ 618,798	$ 910,866	$ 3,926,245
Notes payable	152,111	16,529	8,948	144,530
Long-term credit facility	56,250	–	–	56,250
Senior and subordinated debt	320,400	–	–	320,400
Accounts payable and accrued expenses	639,824	106,705	58,257	591,376
Deferred income taxes	294,925	–	–	294,925
Total Liabilities	5,097,687	742,032	978,071	5,333,726
Minority Interest	48,474	48,474	–	–
Total Shareholders' Equity	748,911	–	–	748,911
Total Liabilities and Shareholders' Equity	$ 5,895,072	$ 790,506	$ 978,071	$ 6,082,637

Forest City Enterprises, Inc.
Supplemental Financial Information

Financial Statement Presentation
Consolidated Balance Sheet Information - January 31, 2003

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
			(in thousands)	
Assets				
Real Estate				
Completed rental properties . . . . $	3,866,625	$ 634,004	$ 875,282	$ 4,107,903
Projects under development	572,476	77,432	132,265	627,309
Land held for development or sale	35,036	–	39,471	74,507
Total Real Estate	4,474,137	711,436	1,047,018	4,809,719
Less accumulated depreciation	(615,653)	(96,033)	(195,301)	(714,921)
Real Estate, net	3,858,484	615,403	851,717	4,094,798
Cash and equivalents	122,356	13,163	29,717	138,910
Restricted cash	127,046	22,052	30,302	135,296
Notes and accounts receivable, net	286,652	31,587	20,235	275,300
Inventories	38,638	–	–	38,638
Investments in and advances to real estate affiliates . .	489,205	–	(62,423)	426,782
Other assets	170,248	24,953	32,070	177,365
Total Assets . . . . $	5,092,629	$ 707,158	$ 901,618	$ 5,287,089
Liabilities and Shareholders' Equity				
Liabilities				
Mortgage debt, nonrecourse . . . . $	3,016,107	$ 529,817	$ 845,161	$ 3,331,451
Notes payable	79,484	16,561	6,086	69,009
Long-term credit facility	135,250	–	–	135,250
Senior and subordinated debt	220,400	–	–	220,400
Accounts payable and accrued expenses	585,042	80,172	50,371	555,241
Deferred income taxes	261,376	–	–	261,376
Total Liabilities	4,297,659	626,550	901,618	4,572,727
Minority Interest	80,608	80,608	–	–
Total Shareholders' Equity	714,362	–	–	714,362
Total Liabilities and Shareholders' Equity . . $	5,092,629	$ 707,158	$ 901,618	$ 5,287,089

Forest City Enterprises, Inc.
Supplemental Financial Information

Consolidated Earnings Information - Year Ended January 31, 2004

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
			(in thousands)		
Revenues					
Rental properties	$ 898,339	$ 149,883	$ 260,489	$ 5,444	$ 1,014,389
Lumber trading	123,249	–	–	–	123,249
	1,021,588	149,883	260,489	5,444	1,137,638
Expenses					
Operating expenses	636,407	87,669	144,552	3,926	697,216
Interest expense	198,122	33,231	58,431	1,033	224,355
Loss (gain) on early extinguishment of debt	10,718	(98)	47	190	11,053
Provision for decline in real estate	3,238	484	4,621	–	7,375
Depreciation and amortization	127,631	19,316	33,837	731	142,883
	976,116	140,602	241,488	5,880	1,082,882
Equity in earnings of unconsolidated entities	31,751	–	(15,428)	–	16,323
(Loss) gain on disposition of operating properties and other investments	(171)	–	(3,573)	6,446	2,702
Earnings before income taxes	77,052	9,281	–	6,010	73,781
Income tax expense (benefit)					
Current	(2,102)	–	–	2,087	(15)
Deferred	30,901	–	–	226	31,127
	28,799	–	–	2,313	31,112
Earnings before minority interest and discontinued operations	48,253	9,281	–	3,697	42,669
Minority interest	(9,281)	(9,281)	–	–	–
Earnings from continuing operations	38,972	–	–	3,697	42,669
Discontinued operations, net of tax and minority interest					
Loss from operations	(200)	–	–	200	–
Gain on disposition of operating properties	3,897	–	–	(3,897)	–
	3,697	–	–	(3,697)	–
Net earnings	$ 42,669	$ –	$ –	$ –	$ 42,669

Consolidated Earnings Information - Year Ended January 31, 2003

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
			(in thousands)		
Revenues					
Rental properties	$ 784,677	$ 133,309	$ 222,119	$ 16,162	$ 889,649
Lumber trading	97,060	–	–	–	97,060
	881,737	133,309	222,119	16,162	986,709
Expenses					
Operating expenses	540,106	74,888	123,000	10,017	598,235
Interest expense	174,227	33,450	54,814	2,506	198,097
Loss on early extinguishment of debt	1,653	–	–	–	1,653
Provision for decline in real estate	8,221	–	–	–	8,221
Depreciation and amortization	113,361	18,427	25,661	3,411	124,006
	837,568	126,765	203,475	15,934	930,212
Equity in earnings of unconsolidated real estate entites	38,684	–	(18,644)	–	20,040
(Loss) gain on disposition of operating properties and other investments	(295)	–	–	6,914	6,619
Earnings before income taxes	82,558	6,544	–	7,142	83,156
Income tax expense					
Current	4,733	–	–	1,280	6,013
Deferred	27,315	–	–	997	28,312
	32,048	–	–	2,277	34,325
Earnings before minority interest and discontinued operations	50,510	6,544	–	4,865	48,831
Minority interest	(6,544)	(6,544)	–	–	–
Earnings from continuing operations	43,966	–	–	4,865	48,831
Discontinued operations, net of tax and minority interest					
Earnings from operations	685	–	–	(685)	–
Gain on disposition of operating properties	4,180	–	–	(4,180)	–
	4,865	–	–	(4,865)	–
Net earnings	$ 48,831	$ –	$ –	$ –	$ 48,831

Investments in and Advances to Real Estate Affiliates

Included in Investments in and Advances to Real Estate Affiliates are unconsolidated investments in entities which the Company does not control and which are accounted for on the equity method as well as advances to other partners. Summarized financial information for the equity method investments is as follows:

	Combined (100%)		Pro-Rata Share (Non-GAAP)	
January 31,	**2004**	2003	**2004**	2003
	(in thousands)			
Balance Sheet:				
Completed rental properties.	$ **2,375,832**	$ 2,384,920	$ **996,506**	$ 875,282
Projects under development.	**263,687**	307,566	**123,578**	132,265
Land held for development or sale.	**104,851**	85,663	**49,607**	39,471
Investments in and advances to real estate affiliates - syndicated residential partnerships[1]	–	–	**40,790**	86,057
Accumulated depreciation.	**(499,297)**	(484,845)	**(215,350)**	(195,301)
Other assets.	**246,268**	278,024	**102,364**	112,324
Total Assets.	$ **2,491,341**	$ 2,571,328	$ **1,097,495**	$ 1,050,098
Mortgage debt, nonrecourse	$ **2,153,443**	$ 2,226,384	$ **910,866**	$ 845,161
Advances from general partner.	**1,385**	18,355	–	–
Other liabilities	**166,907**	166,286	**67,205**	56,457
Partners' equity	**169,606**	160,303	**119,424**	148,480
Total Liabilities and Partners' Equity.	$ **2,491,341**	$ 2,571,328	$ **1,097,495**	$ 1,050,098
Years ended January 31,	**2004**	2003	**2004**	2003
Operations:				
Revenues.	$ **566,706**	$ 544,712	$ **260,489**	$ 222,119
Equity in earnings of unconsolidated entities on a pro-rata basis.	–	–	**16,323**	20,040
Operating expenses	**(305,792)**	(295,142)	**(144,552)**	(123,000)
Interest expense	**(132,062)**	(133,231)	**(58,478)**	(54,814)
Depreciation and amortization	**(78,615)**	(68,724)	**(33,837)**	(25,661)
Provision for decline in real estate	**(4,621)**	–	**(4,621)**	–
Loss on disposition of operating properties and other investments	**(3,573)**	–	**(3,573)**	–
Net Earnings (pre-tax)	$ **42,043**	$ 47,615	$ **31,751**	$ 38,684

Following is a reconciliation of partners' equity to the Company's carrying value in the Consolidated Balance Sheet information presented above:

Partners' equity, as above.	$	**169,606**	$ 160,303
Equity of other partners		**51,567**	30,178
Company's investment in partnerships		**118,039**	130,125
Advances to partnerships, as above.		**1,385**	18,355
Advances to other Real Estate Affiliates.		**313,160**	340,725
Investments in and Advances to Real Estate Affiliates	$	**432,584**	$ 489,205

(1) The Company is a general partner in several syndicated residential partnerships which are accounted for on the equity method under both full consolidation and pro-rata consolidation. Summarized Balance Sheet information at the Company's economic share is as follows:

Total Assets.	$	240,362	$ 531,585
Total Liabilities	$	199,572	$ 445,528
Partner's Equity.	$	40,790	$ 86,057

Real Estate and Related Nonrecourse Mortgage Debt

	January 31, 2004			
	Total Cost	Less Accumulated Depreciation	Net Cost	Nonrecourse Mortgage Debt
		(in thousands)		
Full Consolidation:				
Completed rental properties				
Residential . . . . $	1,121,189	$ 119,087	$ 1,002,102	$ 853,527
Commercial				
Retail centers	1,377,125	193,977	1,183,148	1,009,342
Office and other buildings	1,996,469	397,554	1,598,915	1,440,366
Central Station and Stapleton.	792	368	424	–
Corporate and other equipment	28,173	19,719	8,454	–
	4,523,748	730,705	3,793,043	3,303,235
Projects under development				
Residential	137,473	–	137,473	151,447
Commercial				
Retail centers	229,364	–	229,364	85,223
Office and other buildings	137,327	–	137,327	69,639
Central Station and Stapleton.	40,225	–	40,225	11,618
	544,389	–	544,389	317,927
Land held for development or sale	33,450	–	33,450	13,015
Total real estate and mortgage debt . . . . $	5,101,587	$ 730,705	$ 4,370,882	$ 3,634,177
Less Minority Interest:				
Completed rental properties				
Residential . . . . $	50,313	$ 4,272	$ 46,041	$ 37,174
Commercial				
Retail centers	232,301	21,676	210,625	219,546
Office and other buildings	423,352	83,956	339,396	300,690
Central Station and Stapleton.	79	37	42	–
Corporate and other equipment	–	–	–	–
	706,045	109,941	596,104	557,410
Projects under development				
Residential	6,077	–	6,077	20,420
Commercial				
Retail centers	36,136	–	36,136	25,567
Office and other buildings	27,693	–	27,693	14,239
Central Station and Stapleton.	3,093	–	3,093	1,162
	72,999	–	72,999	61,388
Land held for development or sale	–	–	–	–
Total real estate and mortgage debt . . . . $	779,044	$ 109,941	$ 669,103	$ 618,798

Real Estate and Related Nonrecourse Mortgage Debt (continued)

		January 31, 2004		
	Total Cost	Less Accumulated Depreciation	Net Cost	Nonrecourse Mortgage Debt
		(in thousands)		
Plus Unconsolidated Investments at Pro-Rata:				
Completed rental properties				
Residential ....$	439,539	$ 100,030	$ 339,509	$ 373,641
Commercial				
Retail centers	405,365	64,006	341,359	403,079
Office and other buildings	151,255	51,121	100,134	96,437
Central Station and Stapleton	346	193	153	–
Corporate and other equipment	–	–	–	–
	996,505	215,350	781,155	873,157
Projects under development				
Residential	23,886	–	23,886	12,063
Commercial				
Retail centers	66,443	–	66,443	76
Office and other buildings	11,465	–	11,465	3,593
Central Station and Stapleton	21,784	–	21,784	2,200
	123,578	–	123,578	17,932
Land held for development or sale	49,607	–	49,607	19,777
Total real estate and mortgage debt ....$	1,169,690	$ 215,350	$ 954,340	$ 910,866
Pro-Rata Consolidation (Non-GAAP):				
Completed rental properties				
Residential ....$	1,510,415	$ 214,845	$ 1,295,570	$ 1,189,994
Commercial				
Retail centers	1,550,189	236,307	1,313,882	1,192,875
Office and other buildings	1,724,372	364,719	1,359,653	1,236,113
Central Station and Stapleton	1,059	524	535	–
Corporate and other equipment	28,173	19,719	8,454	–
	4,814,208	836,114	3,978,094	3,618,982
Projects under development				
Residential	155,282	–	155,282	143,090
Commercial				
Retail centers	259,671	–	259,671	59,732
Office and other buildings	121,099	–	121,099	58,993
Central Station and Stapleton	58,916	–	58,916	12,656
	594,968	–	594,968	274,471
Land held for development or sale	83,057	–	83,057	32,792
Total real estate and mortgage debt ....$	5,492,233	$ 836,114	$ 4,656,119	$ 3,926,245

Forest City Rental Properties Corporation ("Rental Properties") is a wholly-owned subsidiary of Forest City Enterprises, Inc. engaged in the ownership, development, acquisition and management of real estate projects, including apartment complexes, regional malls and retail centers, hotels, office buildings and mixed-use facilities, as well as large land development projects. Consolidated balance sheet and statements of earnings for Rental Properties and its subsidiaries follow.

Forest City Rental Properties Corporation and Subsidiaries
Consolidated Balance Sheet Information - January 31, 2004

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation (Non-GAAP)
		(in thousands)		
Assets				
Real Estate				
Completed rental properties	$ 4,495,575	$ 706,046	$ 996,506	$ 4,786,035
Projects under development	543,986	72,999	123,578	594,565
Total Real Estate	5,039,561	779,045	1,120,084	5,380,600
Less accumulated depreciation	(710,986)	(109,941)	(215,350)	(816,395)
Real Estate, net	4,328,575	669,104	904,734	4,564,205
Cash and equivalents	66,295	16,830	23,562	73,027
Restricted cash	257,685	38,678	22,517	241,524
Notes and accounts receivable, net	183,818	21,440	16,324	178,702
Investments in and advances to real estate affiliates	381,526	–	(47,675)	333,851
Other assets	232,047	44,454	30,949	218,542
Total Assets	$ 5,449,946	$ 790,506	$ 950,411	$ 5,609,851
Liabilities and Shareholders' Equity				
Liabilities				
Mortgage debt, nonrecourse	$ 3,621,162	$ 618,798	$ 891,089	$ 3,893,453
Notes payable	74,856	16,529	6,313	64,640
Long-term credit facility	56,250	–	–	56,250
Senior and subordinated debt	20,400	–	–	20,400
Accounts payable and accrued expenses	655,528	106,705	53,009	601,832
Deferred income taxes	323,163	–	–	323,163
Total Liabilities	4,751,359	742,032	950,411	4,959,738
Minority Interest	48,474	48,474	–	–
Shareholders' Equity				
Common stock and additional paid-in capital	200,878	–	–	200,878
Retained earnings	446,660	–	–	446,660
	647,538	–	–	647,538
Accumulated other comprehensive loss	2,575	–	–	2,575
Total Shareholders' Equity	650,113	–	–	650,113
Total Liabilities and Shareholders' Equity	$ 5,449,946	$ 790,506	$ 950,411	$ 5,609,851

Forest City Rental Properties Corporation and Subsidiaries
Consolidated Balance Sheet Information - January 31, 2003

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation (Non-GAAP)
			(in thousands)	
Assets				
Real Estate				
Completed rental properties .... $	3,840,802	$ 634,004	$ 875,282	$ 4,082,080
Projects under development	572,476	77,432	132,265	627,309
Total Real Estate	4,413,278	711,436	1,007,547	4,709,389
Less accumulated depreciation	(597,787)	(96,033)	(195,301)	(697,055)
Real Estate, net	3,815,491	615,403	812,246	4,012,334
Cash and equivalents	54,676	13,163	22,580	64,093
Restricted cash	126,868	22,052	30,082	134,898
Notes and accounts receivable, net	163,369	31,587	16,007	147,789
Investments in and advances to real estate affiliates ..	442,432	–	(44,953)	397,479
Other assets	149,210	24,953	31,386	155,643
Total Assets .... $	4,752,046	$ 707,158	$ 867,348	$ 4,912,236
Liabilities and Shareholder's Equity				
Liabilities				
Mortgage debt, nonrecourse .... $	3,005,271	$ 529,817	$ 818,709	$ 3,294,163
Notes payable.............................	64,601	16,561	3,533	51,573
Long-term credit facility.....................	135,250	–	–	135,250
Senior and subordinated debt.................	20,400	–	–	20,400
Accounts payable and accrued expenses	565,297	80,172	45,106	530,231
Deferred income taxes	287,512	–	–	287,512
Total Liabilities	4,078,331	626,550	867,348	4,319,129
Minority Interest..........................	80,608	80,608	–	–
Shareholder's Equity				
Common stock and additional paid-in capital	200,878	–	–	200,878
Retained earnings	392,003	–	–	392,003
	592,881	–	–	592,881
Accumulated other comprehensive gain	226	–	–	226
Total Shareholder's Equity..................	593,107	–	–	593,107
Total Liabilities and Shareholder's Equity ... $	4,752,046	$ 707,158	$ 867,348	$ 4,912,236

Forest City Rental Properties Corporation and Subsidiaries
Consolidated Earnings Information

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
			(in thousands)		
Year Ended January 31, 2004					
Revenues					
Real estate operations.........................	$ 861,013	$ 149,883	$ 242,852	$ 5,444	$ 959,426
Expenses					
Operating expenses...........................	478,733	87,671	132,542	3,926	527,530
Interest expense	191,723	33,231	57,663	1,033	217,188
Loss on early extinguishment of debt..............	(767)	(99)	47	190	(431)
Provision for decline in real estate	3,238	484	–	–	2,754
Depreciation and amortization..................	123,727	19,315	33,597	731	138,740
	796,654	140,602	223,849	5,880	885,781
Equity in earnings of unconsolidated entities	27,573	–	(15,430)	–	12,143
Gain (loss) on disposition of operating properties and other investments.........................	463	–	(3,573)	6,446	3,336
Earnings before income taxes	92,395	9,281	–	6,010	89,124
Income tax (benefit) expense					
Current	(168)	–	–	2,087	1,919
Deferred..................................	32,322	–	–	226	32,548
	32,154	–	–	2,313	34,467
Earnings before minority interest and discontinued operations...................	60,241	9,281	–	3,697	54,657
Minority interest	(9,281)	(9,281)	–	–	–
Earnings from continuing operations	50,960	–	–	3,697	54,657
Discontinued operations, net of tax and minority interest					
Loss from operations	(200)	–	–	200	–
Gain on disposition of operating properties	3,897	–	–	(3,897)	–
	3,697	–	–	(3,697)	–
Net earnings	$ 54,657	$ –	$ –	$ –	$ 54,657

Forest City Rental Properties Corporation and Subsidiaries
Consolidated Earnings Information

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
			(in thousands)		
Year Ended January 31, 2003					
Revenues					
Real estate operations..........................	$ 766,822	$ 133,309	$ 200,922	$ 16,162	$ 850,597
Expenses					
Operating expenses...........................	417,440	74,888	106,936	10,017	459,505
Interest expense	169,463	33,450	52,461	2,506	190,980
Loss on early extinguishment of debt..............	1,653	–	–	–	1,653
Provision for decline in real estate	8,221	–	–	–	8,221
Depreciation and amortization..................	109,241	18,427	25,493	3,411	119,718
	706,018	126,765	184,890	15,934	780,077
Equity in earnings of unconsolidated entities	33,462	–	(16,032)	–	17,430
Gain on disposition of operating properties and other investments..........................	–	–	–	6,914	6,914
Earnings before income taxes	94,266	6,544	–	7,142	94,864
Income tax expense					
Current	8,869	–	–	1,280	10,149
Deferred.....................................	24,383	–	–	997	25,380
	33,252	–	–	2,277	35,529
Earnings before minority interest and discontinued operations.................	61,014	6,544	–	4,865	59,335
Minority interest	(6,544)	(6,544)	–	–	–
Earnings from continuing operations	54,470	–	–	4,865	59,335
Discontinued operations, net of tax and minority interest					
Earnings from operations	685	–	–	(685)	–
Gain on disposition of operating properties	4,180	–	–	(4,180)	–
	4,865	–	–	(4,865)	–
Net earnings	$ 59,335	$ –	$ –	$ –	$ 59,335

The following is a summary of the real estate activity of the Company's Real Estate Groups as presented on pro-rata consolidation including a reconciliation from full consolidation to pro-rata consolidation.

Forest City Rental Properties Corporation - Real Estate Activity [1]

| | January 31, | | | | |
| | Pro-Rata Consolidation (Non-GAAP) | | | | |
	2004	2003	2002	2001	2000[7]
	(in thousands)				
Forest City Rental Properties Corporation – Real Estate Activity [1]					
Real estate – end of year					
Completed rental properties	**$ 4,786,035**	$ 4,082,080	$ 3,614,420	$ 3,215,411	$ 2,866,913
Projects under development	**594,565**	627,309	543,105	500,358	478,766
Real estate, at cost	**5,380,600**	4,709,389	4,157,525	3,715,769	3,345,679
Less accumulated depreciation	**(816,395)**	(697,055)	(613,902)	(569,604)	(532,607)
Total real estate	**$ 4,564,205**	$ 4,012,334	$ 3,543,623	$ 3,146,165	$ 2,813,072
Real Estate Activity during the year					
Completed rental properties					
Capital expenditures	**$ 38,890**	$ 43,266	$ 67,422	$ 44,552	$ 37,822
Transferred from projects under development	**377,578**	305,982	363,180	281,617	257,859
Acquisitions	**374,305**	172,860	78,499	181,394	-
Total additions	**790,773**	522,108	509,101	507,563	295,681
Dispositions	**(86,818)**[2]	(54,448)[3]	(110,092)[4]	(159,065)[5]	(30,416)[6]
Completed rental properties, net additions	**703,955**	467,660	399,009	348,498	265,265
Projects under development					
New development	**344,834**	390,186	405,927	303,209	324,553
Transferred to completed rental properties	**(377,578)**	(305,982)	(363,180)	(281,617)	(257,859)
Projects under development, net additions	**(32,744)**	84,204	42,747	21,592	66,694
Increase in real estate, at cost	**$ 671,211**	$ 551,864	$ 441,756	$ 370,090	$ 331,959

Forest City Rental Properties Corporation - Real Estate Activity [1] - (Continued)

Years Ended January 31,	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation (Non-GAAP)
2004		*(in thousands)*		
Real estate - end of year				
Completed rental properties	$ 4,495,575	$ 706,046	$ 996,506	$ 4,786,035
Projects under development	543,986	72,999	123,578	594,565
Real estate, at cost	5,039,561	779,045	1,120,084	5,380,600
Less accumulated depreciation	(710,986)	(109,941)	(215,350)	(816,395)
Total real estate	$ 4,328,575	$ 669,104	$ 904,734	$ 4,564,205
Real estate activity during the year				
Completed rental properties				
Capital expenditures	$ 36,159	$ 4,806	$ 7,537	$ 38,890
Transferred from projects under development	304,321	53,599	126,856	377,578
Acquisitions	382,472	24,021	15,854	374,305
Total additions	722,952	82,426	150,247	790,773
Dispositions	(68,179)	(10,384)	(29,023)	(86,818)[2]
Completed rental properties, net additions	654,773	72,042	121,224	703,955
Projects under development				
New development	275,831	49,166	118,169	344,834
Transferred to completed rental properties	(304,321)	(53,599)	(126,856)	(377,578)
Projects under development, net transfers	(28,490)	(4,433)	(8,687)	(32,744)
Increase in real estate, at cost	$ 626,283	$ 67,609	$ 112,537	$ 671,211
2003				
Real estate - end of year				
Completed rental properties	$ 3,840,802	$ 634,004	$ 875,282	$ 4,082,080
Projects under development	572,476	77,432	132,265	627,309
Real estate, at cost	4,413,278	711,436	1,007,547	4,709,389
Less accumulated depreciation	(597,787)	(96,033)	(195,301)	(697,055)
Total real estate	$ 3,815,491	$ 615,403	$ 812,246	$ 4,012,334
Real estate activity during the year				
Completed rental properties				
Capital expenditures	$ 37,909	$ 14,539	$ 19,896	$ 43,266
Transferred from projects under development	265,720	26,514	66,776	305,982
Acquisitions	158,872	24	14,012	172,860
Total additions	462,501	41,077	100,684	522,108
Dispositions	(53,268)	(61)	(1,241)	(54,448)[3]
Completed rental properties, net additions	409,233	41,016	99,443	467,660
Projects under development				
New development	376,992	61,452	74,646	390,186
Transferred to completed rental properties	(265,720)	(26,514)	(66,776)	(305,982)
Projects under development, net additions	111,272	34,938	7,870	84,204
Increase in real estate, at cost	$ 520,505	$ 75,954	$ 107,313	$ 551,864
2002				
Real estate - end of year				
Completed rental properties	$ 3,431,569	$ 592,988	$ 775,839	$ 3,614,420
Projects under development	461,204	42,494	124,395	543,105
Real estate, at cost	3,892,773	635,482	900,234	4,157,525
Less accumulated depreciation	(519,584)	(80,877)	(175,195)	(613,902)
Total real estate	$ 3,373,189	$ 554,605	$ 725,039	$ 3,543,623
Real estate activity during the year				
Completed rental properties				
Capital expenditures	$ 74,881	$ 11,232	$ 3,773	$ 67,422
Transferred from projects under development	263,428	28,972	128,724	363,180
Acquisitions	83,830	5,331	0	78,499
Total additions	422,139	45,535	132,497	509,101
Dispositions	(100,622)	(27,122)	(36,592)	(110,092)[4]
Completed rental properties, net additions	321,517	18,413	95,905	399,009
Projects under development				
New development	291,824	16,519	130,622	405,927
Transferred to completed rental properties	(263,428)	(28,972)	(128,724)	(363,180)
Projects under development, net additions (transfers)	28,396	(12,453)	1,898	42,747
Increase in real estate, at cost	$ 349,913	$ 5,960	$ 97,803	$ 441,756

Forest City Enterprises, Inc.
Supplemental Financial Information

Forest City Rental Properties Corporation - Real Estate Activity [1] - (Continued)

Years Ended January 31,	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation (Non-GAAP)
		(in thousands)		
2001				
Real estate - end of year				
Completed rental properties	$ 3,110,052	$ 574,575	$ 679,934	$ 3,215,411
Projects under development	432,808	54,947	122,497	500,358
Real estate, at cost	3,542,860	629,522	802,431	3,715,769
Less accumulated depreciation	(480,353)	(76,301)	(165,552)	(569,604)
Total real estate	$ 3,062,507	$ 553,221	$ 636,879	$ 3,146,165
Real estate activity during the year				
Completed rental properties				
Capital expenditures	$ 44,259	$ 3,128	$ 3,421	$ 44,552
Transferred from projects under development ..	383,141	143,169	41,645	281,617
Acquisitions	187,069	5,675	0	181,394
Total additions	614,469	151,972	45,066	507,563
Dispositions	(165,375)	(7,774)	(1,464)	(159,065)[5]
Completed rental properties, net additions ..	449,094	144,198	43,602	348,498
Projects under development				
New development	316,550	71,843	58,502	303,209
Transferred to completed rental properties ..	(383,141)	(143,169)	(41,645)	(281,617)
Projects under development, net additions (transfers)	(66,591)	(71,326)	16,857	21,592
Increase in real estate, at cost	$ 382,503	$ 72,872	$ 60,459	$ 370,090
2000				
Real estate - end of year				
Completed rental properties	$ 2,660,958	$ 430,377	$ 636,332	$ 2,866,913
Projects under development	499,399	126,273	105,640	478,766
Real estate, at cost	3,160,357	556,650	741,972	3,345,679
Less accumulated depreciation	(443,381)	(66,690)	(155,916)	(532,607)
Total real estate, net	$ 2,716,976	$ 489,960	$ 586,056	$ 2,813,072

(1) The table includes only the real estate activity for the Company's Real Estate Groups owned by Forest City Rental Properties Corporation, a wholly-owned subsidiary engaged in the ownership, development, acquisition and management of real estate projects, including apartment complexes, regional malls and retail centers, hotels, office buildings and mixed-use facilities, as well as large land development projects.

(2) Primarily reflects the dispositions of *Waterford Village, Laurels* and *Vineyards. Waterford Village* is a 576-unit apartment community in Indianapolis, Indiana. *Laurels* is a 520-unit apartment community in Justice, Illinois and *Vineyards* is a 386-unit apartment community in Broadview Heights, Ohio.

(3) Primarily reflects the dispositions of *Courtland Center* and *Bay Street. Courtland Center* has 458,000 square-feet in Flint, Michigan. *Bay Street* has 16,000 square-feet in Staten Island, New York.

(4) Primarily reflects the dispositions of *Tucson Mall, Bowling Green Mall, Newport Plaza, Baymont Inn, Chapel Hill Towers, Palm Villas, Peppertree, Oaks,* and *Whitehall Terrace. Tucson Mall* has 1,304,000 square-feet in Tucson, Arizona. *Bowling Green Mall* has 242,000 square-feet in Bowling Green, Kentucky. *Newport Plaza* has 157,000 square-feet in Newport, Kentucky. *Baymont Inn* has 101 rooms in Mayfield Hts., Ohio. *Palm Villas* is a 350-unit apartment community in Henderson, Nevada. *Peppertree* and *Oaks* are apartment communities in Texas with 208 and 248 units, respectively *Chapel Hill Towers* and *Whitehall Terrace* are apartment communities in Ohio with 402 and 188 units, respectively.

(5) Primarily reflects the dispositions of *Tucson Place, Canton Centre Mall, Gallery at Metrotech, Studio Colony* and *Highland. Tucson Place* has 276,000 square feet in Tucson, Arizona. *Canton Centre Mall* has 680,000 square-feet in Canton, Ohio and *Gallery at Metrotech* has 163,000 square-feet in Brooklyn, New York. *Studio Colony* and *Highland* are apartment communities in California with 369 and 556 units, respectively.

(6) Primarily reflects the disposition of *Rolling Acres Mall,* a 1,014,000 square-foot mall in Akron, Ohio.

(7) Effective January 31, 2001, the Company implemented a change in the presentation of its financial results. Prior to January 31, 2001, the Company used the pro-rata method of consolidation to report its partnership investments proportionate to its share of ownership for each line item of its consolidated financial statements. In accordance with the FASB's Emerging Issues Task Force Issue No. 00-1, "Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures," the Company no longer uses the pro-rata consolidation method for partnerships. Accordingly, partnership investments that were previously reported on the pro-rata method are now reported as consolidated at 100% if deemed under the Company's control, or otherwise on the equity method of accounting. Certain data for the year ended January 31, 2000 has been re-presented from its original reporting.

Forest City Enterprises, Inc.
Supplemental Financial Information

Results of Operations

Net Earnings - Net Earnings for the Company for the year ended January 31, 2004 were $42,669,000 versus $48,831,000 for the year ended January 31, 2003. The negative fluctuation for this year compared to prior year is primarily attributable to a loss on early extinguishment of the Company's $200,000,000 8.5% senior notes due 2008, increased abandoned development project write-offs, and non-recurring Host Marriott lease termination fee income in 2002. These decreases were partially offset by earnings from new properties generated from 24 project openings and acquisitions that occurred during 2002 and the addition of nine residential communities, three office buildings and one retail center during the year ended January 31, 2004. In addition, the Company also experienced increased land sales in the Land Development group, increased earnings in the Lumber Trading group and an increase in non-recurring interest income in a participating note receivable.

Net Operating Income from Real Estate Groups -Net Operating Income ("NOI") is defined as Revenues less Operating Expenses. Under the full consolidation method which is in accordance with GAAP, NOI from the combined Commercial Group and Residential Group ("Real Estate Groups") for 2003 was $414,235,000 compared to $371,427,000 for 2002, an 11.5% increase. This increase over the prior year is primarily attributable to new property NOI generated from 24 project openings and acquisitions that occurred during 2002 and the addition of nine residential communities, three office buildings and one retail center during the year ended January 31, 2004. In addition, the Company also experienced increased land sales in the Land Development group and increased earnings in the Lumber Trading group. These increases were partially offset by increased abandoned development project write-offs, non-recurring Host Marriott lease termination fee income received in 2002.

The Company believes NOI provides it, as well as, investors, additional information about it core business operations, and along with earnings is necessary to understand its business and operating results. Management analyzes property NOI using the pro-rata consolidation method because it provides operating data at the Company's ownership share and the Company publicly discloses and discusses its performance using this method of consolidation to compliment its GAAP disclosures. Under the pro-rata consolidation method, NOI from the Real Estate Groups for 2003 was $416,974,000 compared to $373,597,000 for 2002, an 11.6% increase. Comparable NOI for Real Estate Groups (NOI for stabilized properties in operation throughout both years) decreased by 1.4% for the year due to weak real estate fundamentals, particularly in the residential and hotel portfolios. Including the expected NOI for the twelve months following stabilization for the properties that were opened, expanded or acquired in 2003, net of property disposals, NOI for Real Estate Groups would be approximately $460,000,000 for 2003.

EBDT - The Company uses an additional measure, along with net earnings, to report its operating results. This measure, referred to as Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT), is not a measure of operating results or cash flows from operations as defined by generally accepted accounting principles (GAAP) and may not be directly comparable to similarly-titled measures reported by other companies. The Company believes that EBDT provides additional information about its core operations and, along with net earnings, is necessary to understand its operating results. EBDT is used by management in assessing operating performance, considering capital requirements and allocation of resources by segment and on a consolidated basis. The Company believes EBDT is important to investors because it provides another method for the investor to measure the Company's long term operating performance as net earnings can vary from year to year due to property dispositions, acquisitions and other factors that have a short term impact

EBDT is defined as net earnings excluding the following items: i) gain (loss) on disposition of operating properties and other investments (net of tax); ii) the adjustment to recognize rental revenues and rental expense using the straight-line method; iii) noncash charges from Forest City Rental Properties Corporation, a wholly-owned subsidiary of Forest City Enterprises, Inc., for depreciation, amortization (including amortization of mortgage procurement costs) and deferred income taxes; iv) provision for decline in real estate (net of tax); v) extraordinary items (net of tax); and vi) cumulative effect of change in accounting principle (net of tax). Early extinguishment of debt is now reported in operating earnings instead of extraordinary items. However, early extinguishment of debt is excluded from EBDT through the year ended January 31, 2003. Beginning February 1, 2003, early extinguishment of debt is included in EBDT.

EBDT is reconciled to net earnings, the most comparable financial measure calculated in accordance with GAAP on page 30. The adjustment to recognize rental revenues and rental expenses on the straight-line method is excluded because it is management's opinion that rental revenues and expenses should be recognized when due from the tenants or due to the landlord. The Company excludes depreciation and amortization expense related to real estate operations from EBDT because the Company believes the values of its properties, in general, have appreciated, over time, in excess of their original cost. Deferred taxes from real estate operations, the result of timing differences of certain net expense items deducted in a future year for Federal income tax purposes, are excluded until the year in which they are reflected in the Company's current tax provision. The provision for decline in real estate is excluded from EBDT because it varies from year to year based on factors unrelated to the Company's overall financial performance and is related to the ultimate gain or loss on dispositions of operating properties. The Company's EBDT may not be directly comparable to similarly-titled measures reported by other companies.

The Company's EBDT for the year ended January 31, 2004 grew by 9.3% to $212,392,000 from $194,399,000. This increase over the prior year is primarily attributable to new property EBDT generated from 24 project openings and acquisitions that occurred during 2002 and the addition of nine residential communities, three office buildings and one retail center during the year ended January 31, 2004. In addition, the Company also experienced increased land sales in the Land Development group and an increase in non-recurring interest income in a participating note receivable. These increases were partially offset by a loss on early extinguishment of the Company's $200,000,000 8.5% senior notes due 2008, increased abandoned development project write-offs, and non-recurring Host Marriott lease termination fee income in 2002.

Summary of EBDT - The information in the tables on pages 30-37 present amounts for both full consolidation and pro-rata consolidation, providing a reconciliation of the difference between the two methods, as well as a reconciliation from EBDT to Net Earnings. Under the pro-rata consolidation method, the Company presents its partnership investments proportionate to its share of ownership for each line item of its consolidated financial statements. Under full consolidation, partnership assets and liabilities are reported as consolidated at 100 percent if deemed under the Company's control, or on the equity method of accounting if the Company does not have control.

Forest City Enterprises, Inc.
Supplemental Financial Information

	Years Ended January 31,	
	2004	2003
	(in thousands)	

Reconciliation of Net Earnings to Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) [2]

Net earnings	$ 42,669	$ 48,831
Depreciation and amortization - Real Estate Groups [5]	138,739	119,717
Depreciation and amortization - equity method investments [3]	1,779	491
Deferred income tax expense - Real Estate Groups [7]	32,548	25,380
Deferred income tax expense on early extinguishment of debt [6][7]	–	654
Deferred income tax benefit-Non-Real Estate Groups: [7]		
Loss on disposition of other investments	(259)	(250)
Provision for decline in real estate recorded on equity method	(1,828)	–
Current income tax expense on non-operating earnings: [7]		
Provision for decline in real estate	(608)	–
Gain (loss) on disposition of other investments	9	133
Gain on disposition included in discontinued operations	2,549	2,327
Loss on disposition recorded on equity method	(819)	–
Straight-line rent adjustment [4]	(7,060)	(5,484)
Provision for decline in real estate, net of minority interest	2,754	8,221
Provision for decline in real estate recorded on equity method	4,621	–
Loss on disposition recorded on equity method	3,573	–
Loss on disposition of other investments	171	295
Discontinued operations: [1]		
Gain on disposition of operating properties	(6,769)	(6,969)
Minority interest	323	54
Loss on early extinguishment of debt, net of tax [6]	–	999
Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) [2]	$ 212,392	$ 194,399

(1) The Company adopted the provisions of Statement of Financial Accounting Standard (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective February 1, 2002. Pursuant to the definition of a component of an entity of SFAS No. 144, assuming no significant continuing involvement, all earnings of properties which have been sold or held for sale are reported as discontinued operations.

(2) The Company uses an additional measure, along with net earnings, to report its operating results. This measure, referred to as Earnings Before Depreciation, Amortization and Deferred Taxes ("EBDT"), is not a measure of operating results as defined by generally accepted accounting principles and may not be directly comparable to similarly-titled measures reported by other companies. The Company believes that EBDT provides additional information about its operations, and along with net earnings, is necessary to understand its operating results. EBDT is defined as net earnings excluding the following items: i) gain (loss) on disposition of operating properties and other investments (net of tax); ii) the adjustment to recognize rental revenues and rental expense using the straight-line method; iii) noncash charges from Forest City Rental Properties Corporation, a wholly-owned subsidiary of Forest City Enterprises, Inc., for depreciation, amortization and deferred income taxes; iv) provision for decline in real estate (net of tax); v) extraordinary items (net of tax); and vi) cumulative effect of change in accounting principle (net of tax). Early extinguishment of debt is now reported in operating earnings. However, early extinguishment of debt is excluded from EBDT through the year ended January 31, 2003. Beginning February 1, 2003, early extinguishment of debt will be included in EBDT.

(3) Amount represents depreciation expense for certain syndicated properties accounted for on the equity method of accounting under both full consolidation and pro-rata consolidation. See Note E - Investments In and Advances to Affiliates in Form 10-K for the year ended January 31, 2004 for further discussion of these syndicated properties.

(4) Effective for the year ended January 31, 2001, the Company recognizes minimum rents on a straight-line basis over the term of the related lease pursuant to the provision of SFAS No. 13, "Accounting for Leases." The straight-line rent adjustment is recorded as an increase or decrease to revenue from Forest City Rental Properties Corporation, a wholly-owned subsidiary of Forest City Enterprises, Inc., with the applicable offset to either accounts receivable or accounts payable, as appropriate.

(5) The following table provides detail of Depreciation and Amortization. The Company's Real Estate Groups are owned by Forest City Rental Properties Corporation, a wholly-owned subsidiary engaged in the ownership, development, acquisition and management of real estate projects, including apartment complexes, regional malls and retail centers, hotels, office buildings and mixed-use facilities, as well as large land development projects.

	Year Ended January 31,	
	2004	2003
Full Consolidation	$ 127,631	$ 113,361
Non-Real Estate Groups	(3,903)	(4,121)
Real Estate Group Full Consolidation	123,728	109,240
Real Estate Groups related to minority interest	(19,316)	(18,427)
Real Estate Group equity method	33,596	25,493
Discontinued operations	731	3,411
Real Estate Groups Pro-Rata Consolidation	$ 138,739	$ 119,717

(6) The Company has adopted the provisions of Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13 on Technical Corrections" (SFAS No. 145) which requires gains or losses from early extinguishment of debt to be classified in operating earnings. The Company previously reported gains or losses from early extinguishment of debt as extraordinary item, net of tax, in its Consolidated Statements of Earnings as follows:

	Year Ended January 31,	
	2004	2003
Loss on early extinguishment of debt reclassified to continuing operations	$ –	$ (1,653)
Deferred income tax benefit	–	(654)
Loss on early extinguishment of debt, net of tax	$ –	(999)

Forest City Enterprises, Inc.
Supplemental Financial Information

(7) The following table provides detail of Income Tax Expense (Benefit):

| | Years Ended January 31, | |
	2004	2003
	(in thousands)	
(A) Operating earnings		
Current	$ (684)	$ 4,600
Deferred	33,880	31,470
	33,196	36,070
(B) Provision for decline in real estate		
Current	(608)	–
Deferred	(481)	(3,251)
Subtotal	(1,089)	(3,251)
Deferred - Equity method investment- Non Real Estate Groups	(1,828)	–
	(2,917)	(3,251)
(C) (Loss) gain on disposition of other investments		
Current	9	133
Deferred - Real Estate Groups	(259)	(250)
Deferred - Non-Real Estate Groups	183	–
	(67)	(117)
(D) Loss on disposition recorded on equity method		
Current	(819)	–
Deferred	(594)	–
	(1,413)	–
(E) Deferred taxes on early extinguishment of debt	–	(654)
Subtotal (A)(B)(C)(D)(E)		
Current	(2,102)	4,733
Deferred	30,901	27,315
Income tax expense	28,799	32,048
(F) Discontinued operations		
Operating earnings		
Current	(462)	(1,047)
Deferred	226	589
	(236)	(458)
Gain (loss) on disposition of operating properties		
Current	2,549	2,327
Deferred	–	408
	2,549	2,735
	2,313	2,277
Grand Total (A)(B)(C)(D)(E)(F)		
Current	(15)	6,013
Deferred	31,127	28,312
	$ 31,112	$ 34,325
Recap of Grand Total:		
Real Estate Groups		
Current	1,919	10,149
Deferred	32,548	25,380
	34,467	35,529
Non-Real Estate Groups		
Current	(1,934)	(4,136)
Deferred	(1,421)	2,932
	(3,355)	(1,204)
Grand Total	$ 31,112	$ 34,325

31

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) - Year Ended January 31, 2004 (in thousands)

	Commercial Group 2003					Residential Group 2003				
	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation
Revenues	$ 638,070	$ 136,633	$ 154,672	$ —	$ 656,109	$ 169,547	$ 8,115	$ 84,734	$ 5,444	$ 251,610
Exclude straight-line rent adjustment	(12,158)	—	—	—	(12,158)	(526)	—	—	—	(526)
Adjusted revenues	625,912	136,633	154,672	—	643,951	169,021	8,115	84,734	5,444	251,084
Operating expenses, including depreciation and amortization for non-Real Estate Groups	345,914	78,651	85,366	16	352,645	97,190	6,034	45,753	3,910	140,819
Exclude straight-line rent adjustment	(5,624)	—	—	—	(5,624)	—	—	—	—	—
Adjusted operating expenses	340,290	78,651	85,366	16	347,021	97,190	6,034	45,753	3,910	140,819
Add equity in earnings of unconsolidated entities	11,215	—	(12,062)	—	(847)	10,192	—	(1,345)	—	8,847
Add back equity method depreciation expense	21,702	—	(21,702)	—	—	13,673	—	(11,894)	—	1,779
Net operating income	318,539	57,982	35,542	(16)	296,083	95,696	2,081	25,742	1,534	120,891
Interest expense	135,851	32,057	35,542	—	139,336	29,288	1,174	22,122	1,033	51,269
(Gain) loss on early extinguishment of debt	—	—	—	—	—	(766)	(98)	47	190	(431)
Loss on disposition recorded on equity method	—	—	—	—	—	(3,573)	—	3,573	—	—
Provision for decline in real estate recorded on equity method	—	—	—	—	—	—	—	—	—	—
Income tax provision (benefit)	2,871	—	—	(181)	2,690	(1,741)	—	—	(281)	(2,022)
Minority interest in earnings before depreciation and amortization	25,925	25,925	—	—	—	1,005	1,005	—	—	—
Add: EBDT from discontinued operations	165	—	—	(165)	—	592	—	—	(592)	—
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 154,057	$ —	$ —	$ —	$ 154,057	$ 72,075	$ —	$ —	$ —	$ 72,075
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 154,057			$ —	$ 154,057	$ 72,075			$ —	$ 72,075
Depreciation and amortization - Real Estate Groups	(103,490)			—	(103,490)	(36,177)			(731)	(36,908)
Deferred taxes - Real Estate Groups	(23,766)			(87)	(23,853)	(19,907)			(139)	(20,046)
Straight-line rent adjustment	6,534			—	6,534	526			—	526
Provision for decline in real estate, net of tax and minority interest	(683)			—	(683)	(982)			—	(982)
Provision for decline in real estate, recorded on equity method, net of tax	—			—	—	—			—	—
(Loss) gain on disposition of operating properties and other investments, net of tax	—			(64)	(64)	280		(2,160)	3,961	2,081
Loss on disposition reported on equity method, net of tax	—			—	—	(2,160)		2,160	—	—
Discontinued operations, net of tax, and minority interest: (a)										
Depreciation and amortization	—			—	—	(731)			731	—
Deferred taxes	(87)			87	—	(139)			139	—
Gain in disposition of operating properties	(64)			64	—	3,961			(3,961)	—
Net earnings	$ 32,501			$ —	$ 32,501	$ 16,746			$ —	$ 16,746

32

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) - Year Ended January 31, 2004 (in thousands) continued

	Land Group 2003					Lumber Trading Group 2003				
	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation
Revenues	$ 90,179	$ 5,135	$ 21,083	$ —	$ 106,127	$ 123,249	$ —	$ —	$ —	$ 123,249
Exclude straight-line rent adjustment	—		—		—	—		—		—
Adjusted revenues	90,179	5,135	21,083		106,127	123,249				123,249
Operating expenses, including depreciation and amortization for non-Real Estate Groups	58,647	2,984	13,674		69,337	112,030				112,030
Exclude straight-line rent adjustment	—		—		—	—		—		—
Adjusted operating expenses	58,647	2,984	13,674		69,337	112,030				112,030
Add equity in earnings of unconsolidated entities	10,330	—	(2,021)		8,309	—				—
Add back equity method depreciation expense	—		—		—	—				—
Net operating income	41,862	2,151	5,388		45,099	11,219				11,219
Interest expense	3,098	—	767		3,865	3,302				3,302
(Gain) loss on early extinguishment of debt	—	—	—		—	—				—
Loss on disposition recorded on equity method	—	—	—		—	—				—
Provision for decline in real estate recorded on equity method	(4,621)	—	4,621		—	—				—
Income tax provision (benefit)	12,633	—	—		12,633	4,216				4,216
Minority interest in earnings before depreciation and amortization	2,151	2,151	—		—	—				—
Add: EBDT from discontinued operations	—		—		—	—				—
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 28,601	$ —	$ —	$ —	$ 28,601	$ 3,701	$ —	$ —	$ —	$ 3,701
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 28,601	$ —	$ —	$ —	$ 28,601	$ 3,701	$ —	$ —	$ —	$ 3,701
Depreciation and amortization - Real Estate Groups	(120)		—		(120)	—				—
Deferred taxes - Real Estate Groups	(14,093)		—		(14,093)	—				—
Straight-line rent adjustment	—		—		—	—				—
Provision for decline in real estate, net of tax and minority interest	(2,793)		(2,793)		(2,793)	—				—
Provision for decline in real estate recorded on equity method, net of tax	(2,793)		2,793		—	—				—
(Loss) gain on disposition of operating properties and other investments, net of tax	—		—		—	—				—
Loss on disposition reported on equity method, net of tax	—		—		—	—				—
Discontinued operations, net of tax, and minority interest:[a]										
Depreciation and amortization	—		—		—	—				—
Deferred taxes	—		—		—	—				—
Gain in disposition of operating properties	—		—		—	—				—
Net earnings	$ 11,595	$ —	$ —	$ —	$ 11,595	$ 3,701	$ —	$ —	$ —	$ 3,701

33

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) – Year Ended January 31, 2004 (in thousands) continued

	Corporate Activities 2003					Total 2003				
	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation
Revenues	$ 543	$ —	$ —	$ —	$ 543	$ 1,021,588	$ 149,883	$ 260,489	$ 5,444	$ 1,137,638
Exclude straight-line rent adjustment	—	—	—	—	—	(12,684)	—	—	—	(12,684)
Adjusted revenues	543	—	—	—	543	1,008,904	149,883	260,489	5,444	1,124,954
Operating expenses, including depreciation and amortization for non-Real Estate Groups	26,529	—	—	—	26,529	640,310	87,669	144,793	3,926	701,360
Exclude straight-line rent adjustment	—	—	—	—	—	(5,624)	—	—	—	(5,624)
Adjusted operating expenses	26,529	—	—	—	26,529	634,686	87,669	144,793	3,926	695,736
Add equity in earnings of unconsolidated entities	14	—	—	—	14	31,751	—	(15,428)	—	16,323
Add back equity method depreciation expense	—	—	—	—	—	35,375	—	(33,596)	—	1,779
Net operating income	(25,972)	—	—	—	(25,972)	441,344	62,214	66,672	1,518	447,320
Interest expense	26,583	—	—	—	26,583	198,122	33,231	58,431	1,033	224,355
(Gain) loss on early extinguishment of debt	11,484	—	—	—	11,484	10,718	(98)	47	190	11,053
Loss on disposition recorded on equity method	—	—	—	—	—	(3,573)	—	3,573	—	—
Provision for decline in real estate recorded on equity method	—	—	—	—	—	(4,621)	—	4,621	—	—
Income tax provision (benefit)	(17,997)	—	—	—	(17,997)	(18)	—	—	(462)	(480)
Minority interest in earnings before depreciation and amortization	—	—	—	—	—	29,081	29,081	—	—	—
Add: EBDT from discontinued operations	—	—	—	—	—	757	—	—	(757)	—
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ (46,042)	$ —	$ —	$ —	$ (46,042)	$ 212,392	$ —	$ —	$ —	$ 212,392
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ (46,042)	$	$	$	$ (46,042)	$ 212,392	$	$	$	$ 212,392
Depreciation and amortization - Real Estate Groups	—				—	(139,787)		(731)		(140,518)
Deferred taxes - Real Estate Groups	24,552				24,552	(33,214)		(226)		(33,440)
Straight-line rent adjustment	—				—	7,060		—		7,060
Provision for decline in real estate, net of tax and minority interest	—				—	(1,665)		(2,793)		(4,458)
Provision for decline in real estate recorded on equity method, net of tax	—				—	(2,793)		2,793		—
(Loss) gain on disposition of operating properties and other investments, net of tax	(384)				(384)	(104)		(2,160)	3,897	1,633
Loss on disposition reported on equity method, net of tax	—				—	(2,160)		2,160		—
Discontinued operations, net of tax, and minority interest: (a)										
Depreciation and amortization	—				—	(731)			731	—
Deferred taxes	—				—	(226)			226	—
Gain in disposition of operating properties	—				—	3,897			(3,897)	—
Net earnings	$ (21,874)	$	$	$	$ (21,874)	$ 42,669	$	$	$	$ 42,669

(a) The Company adopted the provision of Statement of Financial Accounting Standard (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective February 1, 2002. Pursuant to the definition of a component of an entity of SFAS No. 144, assuming no significant continuing involvement, all earnings of properties which have been sold or held for sale are reported as discontinued operations.

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) - Year Ended January 31, 2003 (in thousands)

Commercial Group 2002

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation
Revenues	$ 585,065	$ 123,884	$ 115,224	$ 6,177	$ 582,582
Exclude straight-line rent adjustment	(12,255)	–	–	81	(12,174)
Adjusted revenues	572,810	123,884	115,224	6,258	570,408
Operating expenses, including depreciation and amortization for non-Real Estate Groups	314,694	68,479	60,389	2,993	309,597
Exclude straight-line rent adjustment	(6,690)	–	–	–	(6,690)
Adjusted operating expenses	308,004	68,479	60,389	2,993	302,907
Add equity in earnings of unconsolidated entities	8,650	–	(8,704)	–	(54)
Add back equity method depreciation expense	15,656	–	(15,656)	–	–
Net operating income	289,112	55,405	30,475	3,265	267,447
Interest expense	123,087	32,753	30,475	723	121,532
Exclude early extinguishment of debt (a)	–	–	–	–	–
Adjusted interest expense	123,087	32,753	30,475	723	121,532
Income tax provision (benefit)	(1,113)	–	–	(8)	(1,121)
Exclude tax on early extinguishment of debt (a)	–	–	–	–	–
Adjusted income tax provision (benefit)	(1,113)	–	–	(8)	(1,121)
Minority interest in earnings before depreciation and amortization	22,652	22,652	–	–	–
Add: EBDT from discontinued operations	2,550	–	–	(2,550)	–
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 147,036	$ –	$ –	$ –	$ 147,036
Reconciliation to net earnings:					
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 147,036				$ 147,036
Depreciation and amortization - Real Estate Groups	(89,554)			(1,415)	(90,969)
Deferred taxes - Real Estate Groups	(18,665)			(2,989)	(21,654)
Straight-line rent adjustment	5,565			(81)	5,484
Early extinguishment of debt, net of tax (a)	–			–	–
Provision for decline in real estate, net of tax	(4,391)			–	(4,391)
Gain on disposition of operating properties and other investments, net of tax	–			4,180	4,180
Discontinued operations, net of tax, and minority interest:					
Depreciation and amortization	(1,415)			1,415	–
Deferred taxes	(2,989)			2,989	–
Straight-line rent adjustment	(81)			81	–
Gain in disposition of operating properties and other investments	4,180			(4,180)	–
Net earnings	$ 39,686	$ –	$ –	$ –	$ 39,686

Residential Group 2002

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation
Revenues	$ 127,295	$ 4,797	$ 76,655	$ 9,985	$ 209,138
Exclude straight-line rent adjustment	–	–	–	–	–
Adjusted revenues	127,295	4,797	76,655	9,985	209,138
Operating expenses, including depreciation and amortization for non-Real Estate Groups	73,634	3,685	41,152	7,024	118,125
Exclude straight-line rent adjustment	–	–	–	–	–
Adjusted operating expenses	73,634	3,685	41,152	7,024	118,125
Add equity in earnings of unconsolidated entities	18,326	–	(3,680)	–	14,646
Add back equity method depreciation expense	10,328	–	(9,837)	–	491
Net operating income	82,315	1,112	21,986	2,961	106,150
Interest expense	23,621	697	21,986	1,783	46,693
Exclude early extinguishment of debt (a)	(1,653)	–	–	–	(1,653)
Adjusted interest expense	21,968	697	21,986	1,783	45,040
Income tax provision (benefit)	9,105	–	–	(1,039)	8,066
Exclude tax on early extinguishment of debt (a)	654	–	–	–	654
Adjusted income tax provision (benefit)	9,759	–	–	(1,039)	8,720
Minority interest in earnings before depreciation and amortization	415	415	–	–	–
Add: EBDT from discontinued operations	2,217	–	–	(2,217)	–
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 52,390	$ –	$ –	$ –	$ 52,390
Reconciliation to net earnings:					
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 52,390				$ 52,390
Depreciation and amortization - Real Estate Groups	(27,161)			(1,996)	(29,157)
Deferred taxes - Real Estate Groups	(10,586)			1,992	(8,594)
Straight-line rent adjustment	–			–	–
Early extinguishment of debt, net of tax (a)	(999)			–	(999)
Provision for decline in real estate, net of tax	(579)			–	(579)
Gain on disposition of operating properties and other investments, net of tax	–			–	–
Discontinued operations, net of tax, and minority interest:					
Depreciation and amortization	(1,996)			1,996	–
Deferred taxes	1,992			(1,992)	–
Straight-line rent adjustment	–			–	–
Gain in disposition of operating properties and other investments	–			–	–
Net earnings	$ 13,061	$ –	$ –	$ –	$ 13,061

(a) Early extinguishment of debt, which was formerly reported as an extraordinary item, is now reported as interest expense. However, early extinguishment of debt will be excluded from EBDT through the year ended January 31, 2003. Beginning February 1, 2003, early extinguishment of debt will be included in EBDT.

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) - Year Ended January 31, 2003 (in thousands) continued

	Land Group 2002					Lumber Trading Group 2002				
	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation
Revenues	$ 71,175	$ 4,628	$ 30,240	$ —	$ 96,787	$ 97,060	$ —	$ —	$ —	$ 97,060
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Adjusted revenues	71,175	4,628	30,240	—	96,787	97,060	—	—	—	97,060
Operating expenses, including depreciation and amortization for non-Real Estate Groups	43,093	2,724	21,627	—	61,996	93,274	—	—	—	93,274
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Adjusted operating expenses	43,093	2,724	21,627	—	61,996	93,274	—	—	—	93,274
Add equity in earnings of unconsolidated entities	11,678	—	(6,260)	—	5,418	—	—	—	—	—
Add back equity method depreciation expense	—	—	—	—	—	—	—	—	—	—
Net operating income	39,760	1,904	2,353	—	40,209	3,786	—	—	—	3,786
Interest expense	785	—	2,353	—	3,138	2,655	—	—	—	2,655
Exclude early extinguishment of debt [a]	—	—	—	—	—	—	—	—	—	—
Adjusted interest expense	785	—	2,353	—	3,138	2,655	—	—	—	2,655
Income tax provision (benefit)	15,008	—	—	—	15,008	957	—	—	—	957
Exclude tax on early extinguishment of debt [a]	—	—	—	—	—	—	—	—	—	—
Adjusted income tax provision (benefit)	15,008	—	—	—	15,008	957	—	—	—	957
Minority interest in earnings before depreciation and amortization	1,904	1,904	—	—	—	—	—	—	—	—
Add: EBDT from discontinued operations	—	—	—	—	—	—	—	—	—	—
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 22,063	$ —	$ —	$ —	$ 22,063	$ 174	$ —	$ —	$ —	$ 174
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 22,063	$ —	$ —	$ —	$ 22,063	$ 174	$ —	$ —	$ —	$ 174
Depreciation and amortization - Real Estate Groups	(83)	—	—	—	(83)	—	—	—	—	—
Deferred taxes - Real Estate Groups	3,040	—	—	—	3,040	—	—	—	—	—
Straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Early extinguishment of debt, net of tax [a]	—	—	—	—	—	—	—	—	—	—
Provision for decline in real estate, net of tax	—	—	—	—	—	—	—	—	—	—
Gain on disposition of operating properties and other investments, net of tax	—	—	—	—	—	—	—	—	—	—
Discontinued operations, net of tax, and minority interest:										
Depreciation and amortization	—	—	—	—	—	—	—	—	—	—
Deferred taxes	—	—	—	—	—	—	—	—	—	—
Straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Gain on disposition of operating properties and other investments	—	—	—	—	—	—	—	—	—	—
Net earnings	$ 25,020	$ —	$ —	$ —	$ 25,020	$ 174	$ —	$ —	$ —	$ 174

[a] Early extinguishment of debt, which was formerly reported as an extraordinary item, is now reported as interest expense. However, early extinguishment of debt will be excluded from EBDT through the year ended January 31, 2003. Beginning February 1, 2003, early extinguishment of debt will be included in EBDT.

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) - Year Ended January 31, 2003 (in thousands) continued

	Corporate Activities 2002					Total 2002				
	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation
Revenues	$ 1,142	$ —	$ —	$ —	$ 1,142	$ 881,737	$ 133,309	$ 222,119	$ 16,162	$ 986,709
Exclude straight-line rent adjustment	—	—	—	—	—	(12,255)	—	—	81	(12,174)
Adjusted revenues	1,142	—	—	—	1,142	869,482	133,309	222,119	16,243	974,535
Operating expenses, including depreciation and amortization for non-Real Estate Groups	19,532	—	—	—	19,532	544,227	74,888	123,168	10,017	602,524
Exclude straight-line rent adjustment	—	—	—	—	—	(6,690)	—	—	—	(6,690)
Adjusted operating expenses	19,532	—	—	—	19,532	537,537	74,888	123,168	10,017	595,834
Add equity in earnings of unconsolidated entities	30	—	—	—	30	38,684	—	(18,644)	—	20,040
Add back equity method depreciation expense	—	—	—	—	—	25,984	—	(25,493)	—	491
Net operating income	(18,360)	—	—	—	(18,360)	396,613	58,421	54,814	6,226	399,232
Interest expense	25,732	—	—	—	25,732	175,880	33,450	54,814	2,506	199,750
Exclude early extinguishment of debt [a]	—	—	—	—	—	(1,653)	—	—	—	(1,653)
Adjusted interest expense	25,732	—	—	—	25,732	174,227	33,450	54,814	2,506	198,097
Income tax provision (benefit)	(16,828)	—	—	—	(16,828)	7,129	—	—	(1,047)	6,082
Exclude tax on early extinguishment of debt [a]	—	—	—	—	—	654	—	—	—	654
Adjusted income tax provision (benefit)	(16,828)	—	—	—	(16,828)	7,783	—	—	(1,047)	6,736
Minority interest in earnings before depreciation and amortization	—	—	—	—	—	24,971	24,971	—	—	—
Add: EBDT from discontinued operations	—	—	—	—	—	4,767	—	—	(4,767)	—
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ (27,264)	$ —	$ —	$ —	$ (27,264)	$ 194,399	$ —	$ —	$ —	$ 194,399
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ (27,264)	$ —	$ —	$ —	$ (27,264)	$ 194,399	$ —	$ —	$ —	$ 194,399
Depreciation and amortization - Real Estate Groups	—	—	—	—	—	(116,798)	—	—	(3,411)	(120,209)
Deferred taxes - Real Estate Groups	(1,668)	—	—	—	(1,668)	(27,879)	—	—	(997)	(28,876)
Straight-line rent adjustment	—	—	—	—	—	5,565	—	—	(81)	5,484
Early extinguishment of debt, net of tax [a]	—	—	—	—	—	(999)	—	—	—	(999)
Provision for decline in real estate, net of tax	—	—	—	—	—	(4,970)	—	—	—	(4,970)
Gain on disposition of operating properties and other investments, net of tax	(178)	—	—	—	(178)	(178)	—	—	4,180	4,002
Discontinued operations, net of tax, and minority interest:										
Depreciation and amortization	—	—	—	—	—	—	—	—	3,411	—
Deferred taxes	—	—	—	—	—	—	—	—	997	—
Straight-line rent adjustment	—	—	—	—	—	—	—	—	81	—
Gain in disposition of operating properties and other investments	—	—	—	—	—	—	—	—	(4,180)	—
Net earnings	$ (29,110)	$ —	$ —	$ —	$ (29,110)	$ 48,831	$ —	$ —	$ —	$ 48,831

[a] Early extinguishment of debt, which was formerly reported as an extraordinary item, is now reported as interest expense. However, early extinguishment of debt will be excluded from EBDT through the year ended January 31, 2003. Beginning February 1, 2003, early extinguishment of debt will be included in EBDT.

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(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended   January 31, 2004 _____

OR

[ ] TRANSITION REPORT Pursuant to Section 13 or 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the transition period from _____ to _____

Commission file number   1-4372


FOREST CITY ENTERPRISES, INC.

(Exact name of registrant as specified in its charter)


Ohio	34-0863886
(State of incorporation)	(I.R.S. Employer Identification No.)
Terminal Tower 50 Public Square Suite 1100 Cleveland, Ohio	44113
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   216-621-6060

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common Stock ($.33 1/3 par value)	New York Stock Exchange
Class B Common Stock ($.33 1/3 par value)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES X NO ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).
YES X NO ___

The aggregate market value of the outstanding common equity held by non-affiliates as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $1,292,551,000.

The number of shares of registrant's common stock outstanding on March 19, 2004 was 36,296,461 and 13,715,627 for Class A and Class B common stock, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Annual Meeting of Shareholders to be held June 8, 2004 are incorporated by reference into Part III to the extent described therein.

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FOREST CITY ENTERPRISES, INC.

ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED JANUARY 31, 2004

TABLE OF CONTENTS

Page

PART I

Item 1.	Business	2
Item 2.	Properties	12
Item 3.	Legal Proceedings	18
Item 4.	Submission of Matters to a Vote of Security Holders	18
Item 4A.	Executive Officers of the Registrant	18

PART II

Item 5.	Market for Registrant's Common Equity and Related Stockholder Matters	19
Item 6.	Selected Financial Data	19
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	20
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	40
Item 8.	Financial Statements and Supplementary Data	43
Item 9.	Changes In and Disagreements with Accountants on Accounting and Financial Disclosure	74
Item 9A.	Controls and Procedures	74

PART III

Item 10.	Directors and Executive Officers of the Registrant	74
Item 11.	Executive Compensation	74
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	74
Item 13.	Certain Relationships and Related Transactions	74
Item 14.	Principal Accountant Fees and Services	74

PART IV

Item 15.	Exhibits, Financial Statement Schedules, and Reports on Form 8-K	75
	Signatures	83
	Certifications	85

Item 1. Business

Founded in 1920 and publicly traded since 1960, Forest City Enterprises, Inc. (with its subsidiaries, the "Company" or "Forest City") is principally engaged in the ownership, development, management and acquisition of commercial and residential real estate properties in 20 states and the District of Columbia. At January 31, 2004, the Company had $5.9 billion in consolidated assets, of which approximately $5.1 billion was invested in real estate, at cost. The Company's portfolio of real estate assets is diversified both geographically and among property types.

The Company operates through four Strategic Business Units:
- Commercial Group, the Company's largest business unit, owns, develops, acquires and operates regional malls, specialty/urban retail centers, office buildings, hotels and mixed-use projects.
- Residential Group owns, develops, acquires and operates residential rental properties, including upscale and middle-market apartments, adaptive re-use developments and supported-living facilities.
- Land Development Group acquires and sells both land and developed lots to residential, commercial and industrial customers. It also owns and develops land into master-planned communities and mixed-use projects.
- Lumber Trading Group, a lumber wholesaler.

The Company has centralized the capital management, financial reporting and administrative functions of its business units. In most other respects the strategic business units operate autonomously, with the Commercial Group and Residential Group each having its own development, acquisition, leasing, property and financial management functions. The Company believes this structure enables its employees to focus their expertise and to exercise the independent leadership, creativity and entrepreneurial skills appropriate for their particular business segment.

Commercial Group

The Company has developed retail projects for more than 50 years and office and mixed-use projects for more than 30 years. Currently, the Commercial Group owns a diverse portfolio in both urban and suburban locations in 13 states. The Commercial Group targets densely populated markets where it effectively uses its expertise to develop complex projects, often employing public or private partnerships. As of January 31, 2004, the Commercial Group owned interests in 81 completed projects, including 42 retail properties, 31 office properties and eight hotels. The Commercial Group includes New York City office operations through the Company's partnership with Forest City Ratner Companies.

The Company opened its first community retail center in 1948, and its first enclosed regional mall in 1962. Since then, it has developed regional malls and specialty retail centers. The specialty retail centers include urban retail centers, entertainment based centers, community centers and power centers (collectively, "Specialty Retail Centers"). As of January 31, 2004, the Commercial Group's retail portfolio consisted of 13 regional malls with Gross Leasable Area (GLA) of 4.4 million square feet and 29 Specialty Retail Centers with a total GLA of 5.5 million square feet.

Regional malls are developed in collaboration with anchor stores that typically own their facilities as an integral part of the mall structure and environment but do not generate significant direct payments to the Company. In contrast, anchor stores at specialty retail centers generally are tenants under long term leases that contribute significant rental payments to the Company.

While the Company continues to develop regional malls in strong markets, it has also pioneered the concept of bringing specialty retailing to urban locations previously ignored by major retailers primarily in the New York metropolitan area. With high population densities and disposable income levels at or near those of the suburbs, urban development is proving to be economically advantageous for the Company, for the tenants who realize high sales per square foot and for the cities, which benefit from the new jobs and taxes created in the urban locations.

At January 31, 2004, the Company's operating portfolio of office/mixed-use and hotel projects consists of 31 office buildings containing 8.8 million square feet, including mixed-use projects with approximately 315,000 gross leasable square feet of retail space and eight hotels with 2,937 rooms.

In its office development activities, the Company is primarily a build-to-suit developer that works with tenants to meet their highly specialized requirements. The Company's office development has focused primarily on mixed-use projects in urban developments, often built in conjunction with hotels and/or retail centers or as part of a major office campus. As a result of this focus on new urban developments, the Company plans to concentrate future office and mixed-use developments largely in the New York City, Boston, Washington, D.C. and Denver metropolitan areas.

Residential Group

The Company's Residential Group owns, develops, acquires, leases and manages residential rental property in 16 states and the District of Columbia. The Company has been engaged in apartment community development for over 50 years beginning in Northeast Ohio and gradually expanding nationally. Its residential portfolio includes middle-market apartments, upscale urban properties and adaptive re-use developments. The Company also owns a select number of supported-living facilities located primarily in the New York City metropolitan area.

At January 31, 2004, the Residential Group's operating portfolio consists of 37,063 units in 127 properties in which Forest City has an ownership interest, including 4,868 units of syndicated senior citizen subsidized housing in 30 buildings that the Company manages and in which it owns a residual interest.

Land Development Group

The Company has been in the land development business since the 1930's. The Land Development Group acquires and sells both raw land and developed lots to residential, commercial and industrial customers. The Land Development Group also owns and develops raw land into master-planned communities, mixed-use projects and other residential developments. Currently the Company owns more than 5,500 acres of undeveloped land for these commercial and residential development purposes and has an option to purchase 2,340 acres of developable land at Stapleton, Denver's former airport. The Company currently has land development projects in nine states.

Historically, the Land Development Group's activities focused on land development projects in Northeast Ohio. Over time, the Group's activities expanded to larger, more complex projects. The Group has extended its activities on a national basis, first in Arizona, and more recently in Illinois, North Carolina, Florida, Nevada, Colorado, Texas, New Mexico and South Carolina. Land development activities at the Company's Stapleton project in Denver, Colorado and Central Station project in downtown Chicago, Illinois are reported in the Land Development Group.

In addition to sales activities of the Land Development Group, the Company also sells land acquired by its Commercial Group and Residential Group adjacent to their respective projects. Proceeds from such land sales are included in the revenues of such Groups.

Lumber Trading Group

The Company's original business was selling lumber to homebuilders. The Company expanded this business in 1969 through its acquisition of Forest City Trading Group, Inc., a lumber wholesaler with customers in all 50 states and all Canadian provinces. Through 12 strategically located offices in the United States and Canada, employing over 260 traders, the Company sold the equivalent of over 8.8 billion board feet of lumber in 2003, with a gross sales volume of $2.8 billion, making the Company one of the largest lumber wholesalers in North America.

The Lumber Trading Group currently has 11 sales and administrative offices and one processing plant in six states and one sales office in Vancouver, British Columbia. The Company opens and closes offices in response to the changing demands of the lumber industry.

The Lumber Trading Group's core business is supplying lumber for new home construction and to the repair and remodeling markets. Approximately 56% of the Lumber Trading Group's sales for 2003 involve back-to-back trades in which the Company brings together a buyer and seller for an immediate purchase and sale. The balance of transactions are trades in which the Company takes a short-term ownership position and is at risk for lumber market fluctuations. This risk, however, is reduced by the implementation of a lumber hedging strategy.

Competition

The real estate industry is highly competitive in many of the markets in which the Company operates. Competition could over-saturate any market as a result of which the Company may not have sufficient cash to meet the debt service requirements on certain of its properties. Although the Company may attempt to renegotiate a restructuring with the mortgagee, it may not be successful, which could cause a property to be transferred to the mortgagee.

There are numerous other developers, managers and owners of commercial and residential real estate that compete with the Company nationally, regionally and/or locally, some of whom may have greater financial resources. They compete with the Company for management and leasing revenues, land for development, properties for acquisition and disposition and for anchor department stores and tenants for properties. The Company may not be able to successfully compete in these areas.

Tenants at the Company's retail properties face continual competition in attracting customers from retailers at other shopping centers, catalogue companies, various websites, warehouse stores, large discounters, outlet malls, wholesale clubs and direct mail and telemarketers. The Company's competitors and those of its tenants could have a material adverse effect on the Company's ability to lease space in its properties and on the rents it can charge or the concessions it can grant. This in turn could materially and adversely affect the Company's results of operations and cash flows, and could affect the realizable value of its assets upon sale.

The lumber wholesaling business is also highly competitive. Competitors in the lumber brokerage business include numerous brokers and in-house sales departments of lumber manufacturers, many of which are larger and have greater resources than the Company.

Number of Employees

The Company had 4,425 employees as of January 31, 2004, of which 3,497 were full-time and 928 were part-time.

Segments of Business

The Company currently has five segments: Commercial Group, Residential Group, Land Development Group, Lumber Trading Group and Corporate Activities. Financial information about industry segments required by this item is included in Item 8. Financial Statements and Supplementary Data, pages 64-66, Note K "Segment Information."

Corporate Governance

We have implemented the following corporate governance initiatives to address certain legal requirements promulgated under the Sarbanes-Oxley Act of 2002, as well as the recently adopted New York Stock Exchange corporate governance listing standards:

- We confirmed the independence of five directors (Messrs. Cowen, Esposito, Jarrett, Stokes and Ross)
- Our Board of Directors determined that Michael P. Esposito, Jr., the Chairman of our Audit Committee, qualifies as an "audit committee financial expert" as such term is defined under Item 401 of Regulation S-K. Mr. Esposito is "independent" as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act;
- Our Audit Committee adopted our Audit and Non-Audit Services Pre-Approval Policy, which sets forth the procedures and the conditions pursuant to which permissible services to be performed by our independent public accountants may be pre-approved.
- Our Audit Committee established "Audit Committee Complaint Procedures" for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including the anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
- Our Board of Directors adopted a Code of Legal and Ethical Conduct, as amended, which governs business decisions made and actions taken by our directors, officers (including the CEO, CFO, Controller and persons performing similar functions) and employees. A copy of this code is available on our website at http://www.forestcity.net and we intend to disclose on this website any amendment to, or waiver of, any provision of this Code applicable to our directors and executive officers that would otherwise be required to be disclosed under the rules of the SEC or the New York Stock Exchange. A copy of this Code is also available in print to any stockholder upon written request addressed to Corporate Secretary, Forest City Enterprises, Inc. 50 Public Square, Cleveland, Ohio, 44113.
- Our Board of Directors have contracted with an external provider to establish an Ethics Hotline that employees may use to anonymously report possible violations of the Amended and Restated Code of Legal and Ethical Conduct, including concerns regarding questionable accounting, internal accounting controls or auditing matters.
- Our Board of Directors established and adopted amended and restated charters for each of its Audit, Compensation and Corporate Nominating and Governance Committees. The Audit and Corporate Governance and Nominating committees are comprised of three (3) independent directors. The Compensation Committee is comprised of five independent directors. A copy of each of these charters is available on our website at http://www.forestcity.net and is available in print to any stockholder upon written request addressed Corporate Secretary, Forest City Enterprises, Inc. 50 Public Square, Cleveland, Ohio, 44113.
- Our Board of Directors adopted Amended and Restated, Corporate Governance Guidelines, a copy of which is available on our website at http://www.forestcity.net and is available in print to any stockholder upon written request addressed to Corporate Secretary, Forest City Enterprises, Inc. 50 Public Square, Cleveland, Ohio, 44113.

Available Information

Forest City Enterprises, Inc. is an Ohio corporation and its executive offices are located at 50 Public Square, Suite 1100 Cleveland, Ohio 44113. The Company makes available, free of charge, on its website at www.forestcity.net, its annual, quarterly and current reports, including amendments to such reports, as soon as practicable after the Company electronically files such material with, or furnishes such material to, the Securities and Exchange Commission (SEC). The Company's SEC filings can also be obtained from the SEC website at www.sec.gov. The Company's corporate governance guidelines (including the Company's code of ethics) and committee charters are also available on the Company's website. The information found on the Company's website and the SEC website is not part of this Annual Report on Form 10-K. The Company's filings are also available by calling the SEC Office of Public Reference at (202) 942-8090 or Investor Information Service toll free at 1-800-SEC-0330, or can be read and copied at the SEC's Public Reference Room office at 450 Fifth Street N.W., Washington, D.C. 20549.

RISK FACTORS

We Are Subject To Real Estate Development and Investment Risk.

The value of, and our income from, our real property investments may decline.

The value of, and our income from, our properties may decline due to developments that adversely affect real estate generally and those that are specific to our properties. General factors that may adversely affect our real estate portfolios include:

- increases in interest rates;
- a general tightening of the availability of credit;
- a decline in the economic conditions in one or more of our primary markets;
- an increase in competition for tenants and customers or a decrease in demand by tenants and customers;
- an increase in supply of our product types in our primary markets;
- a continuation in terrorist activities or other acts of violence or war in the United States or elsewhere or the occurrence of such activities or acts that impact properties in our real estate portfolios or that may impact the general economy;
- continuation or escalation of tensions in the Middle East;
- declines in consumer spending during an economic recession that adversely affect our revenue from our retail centers; and
- the adoption on the national, state or local level of more restrictive laws and governmental regulations, including more restrictive zoning, land or environmental regulations and increased real estate taxes.

In addition, there are factors that may adversely affect the value of, and our income from, specific properties, including:

- adverse changes in the perceptions of prospective tenants or purchasers of the attractiveness of the property;
- opposition from local community or political groups with respect to development or construction at a particular site;
- our inability to provide adequate management and maintenance or to obtain adequate insurance;
- our inability to collect rent or other receivables;
- an increase in operating costs;
- introduction of a competitor's property in or in close proximity to one of our current markets; and
- earthquakes.

Our Development Projects May Exceed Budget or Be Prevented From Completion For Many Reasons.

Our development projects may exceed budget or be prevented from completion for many reasons, including:

- an inability to secure sufficient financing on favorable terms, including an inability to refinance construction loans;
- construction delays or cost overruns, either of which may increase project development costs;
- an inability to obtain zoning, occupancy and other required governmental permits and authorizations;
- an inability to secure tenants or anchors necessary to support the project; and
- failure to achieve or sustain anticipated occupancy or sales levels.

The occurrence of one or more of the above risks could result in significant delays or unexpected expenses. If any of these occur, we may not achieve our projected returns on properties under development and we could lose some or all of our investments in those properties.

In the past, we have elected not to proceed, or have been prevented from proceeding, with specific development projects and anticipate that this may occur again from time to time in the future. A development project may be delayed or terminated because a project partner or prospective anchor tenant withdraws or a third party challenges our entitlements or public financings.

We periodically serve as either the construction manager or the general contractor for our development projects. The construction of real estate projects entails unique risks, including risks that the project will fail to conform to building plans, specifications and timetables. These failures could be caused by strikes, weather, government regulations and other conditions beyond our control. In addition, we may become liable for injuries and accidents occurring during the construction process that are not insured.

In the construction of new projects, we generally guarantee the lender under the construction loan the lien-free completion of the project. This guaranty is recourse to us and places the risk of construction delays and cost overruns on us. In addition, from time to time, we guarantee the obligations of a major tenant during the construction phase. This type of guaranty is released upon completion of the project. Furthermore, as the general partner of certain limited partnerships, we guarantee the funding of operating deficits of newly-opened apartment projects for an average of five years. We may have to make significant expenditures in the future in order to comply with our lien-free completion obligations and funding of operating deficits.

An Economic Decline in One or More of Our Primary Markets May Adversely Affect Our Operating Results and Financial Condition.

Our core markets are Boston, Denver, California, New York City, Philadelphia and Washington, D.C. We also have a large concentration of real estate assets in Cleveland, Ohio. A downturn in these markets may impair:

- the ability of our tenants to make lease payments;
- our ability to market new developments to prospective purchasers and tenants;
- our rental and lease rates;
- hotel occupancy and room rates;
- land sales; and
- occupancy rates for commercial and residential properties.

Adverse economic conditions may continue to adversely impact our results of operations and cash flows and the impact of these conditions could be more significant than we have experienced to date. In addition, local real estate market conditions have been, and may continue to be significantly impacted by one or more of the following events:

- business layoffs and downsizing;
- industry slowdowns;
- relocations or closings of businesses;
- changing demographics; and
- any oversupply of or reduced demand for real estate.

In general, we have been experiencing weakness across almost all of our markets in our Residential Group and in the hotel operations of our Commercial Group. For example, our Residential Group has been experiencing weakness in rental rates and occupancy rates in its portfolio in almost all of its markets. We do not expect these situations to change in the near to medium-term. With respect to particular markets, the Boston, Denver, California, New York City and Cleveland real estate markets have been significantly impacted by recent local economic downturns, which has made it more difficult to maintain occupancy levels at certain of our properties. In the Cleveland market, we have a large concentration of office space with significant vacancies due to weak market conditions. This situation has directly impacted us since we had a relatively low number of long-term office space leases in place. Unless this situation improves, we may have trouble refinancing our Cleveland office space.

Vacancies In Our Properties May Adversely Affect Our Results of Operations and Cash Flows

Our results of operations and cash flows may be adversely affected if we are unable to continue leasing a significant portion of our commercial and residential real estate portfolio. We depend on commercial and residential tenants in order to collect rents and other charges. Our ability to sustain our current and historical occupancy levels depends on many factors that are discussed else-where in this section. For example, as discussed above, we have experienced decreased occupancy levels in our residential properties in all our markets and in our commercial office properties in our Cleveland market. Our failure to successfully lease our property on favorable terms will adversely affect our results of operations and cash flows.

Terrorists Attacks and Other Acts of Violence or War Have and May in the Future, Impact Our Operations and Profitability.

We have a high concentration of properties in Washington, D.C. and New York City. As a result, we face a heightened risk of terrorism. We were directly impacted by the September 11, 2001 terrorist attacks at our Battery Park City Hotel and retail properties.

Future terrorist attacks may directly impact physical facilities in our real estate portfolio. In addition, future terrorist attacks, related armed conflicts or prolonged or increased tensions in the Middle East could cause consumer confidence and spending to decrease, and adversely affect mall traffic. Additionally, future terrorist attacks could increase volatility in the U.S. and worldwide financial markets. Any of these occurrences could have a significant impact on our operating results, revenues and costs.

There may be a decrease in demand for space in large metropolitan areas that are considered at risk for future terrorist attacks, and this decrease may reduce our revenues from property rentals.

We have significant investments in large metropolitan areas, including the New York, Boston, California, Washington, D.C. and Denver metropolitan areas. In the aftermath of the terrorist attacks of September 11, 2001 and due to the possibility of future terrorist attacks, some tenants in these areas have chosen to relocate their business to less populated, lower-profile areas of the United States that are not as likely to be targets of future terrorist activity. This has resulted in a decrease in the demand for space in some areas, which could increase vacancies in our properties and force us to lease our properties on less favorable terms. As a result, the value of our property and the level of our revenues could significantly decline.

We May Be Unable To Sell Properties To Avoid Losses or To Reposition Our Portfolio.

Because real estate investments are relatively illiquid, we may be unable to dispose of underperforming properties and may be unable to reposition our portfolio in response to changes in regional or local real estate markets. As a result, we may incur operating losses from some of our properties and may have to write down the value of some of our properties due to impairment.

Our Results of Operations and Cash Flows May Be Adversely Affected By Tenant Defaults or the Closing or Bankruptcy of Non-Tenant Anchors.

Our results of operations and cash flows may be adversely affected if a significant number of our tenants were unable to meet their obligations or renew their leases, or if we were unable to lease a significant amount of space on economically favorable lease terms. In the event of a default by a tenant, we may experience delays in payments and incur substantial costs in recovering our losses. Our ability to collect rents and other charges will be even more difficult if the tenant is bankrupt or insolvent. Our tenants have from time to time filed for bankruptcy or been involved in insolvency proceedings and others may in the future, which could make it more difficult to enforce our rights as lessor and protect our investment.

Based on square feet as of January 31, 2004, our five largest office tenants were City of New York, Millennium Pharmaceuticals, Inc., U.S. Government, Keyspan Energy and Securities Industry Automation Corp., and our five largest retail tenants were Regal Entertainment Group, The Gap, AMC Entertainment, Inc., TJX Companies and The Limited.

Ames Department Stores, Inc., one of our retail tenants that leased 236,000 square feet at three properties, filed for bankruptcy protection on August 20, 2001. Ames vacated all three properties and rejected the leases, which allowed it to stop paying rent. One property, Hunting Park, was re-leased, however the replacement tenant's rent, which is tied to sales, was not sufficient to cover debt service. We are negotiating with the lender to enter into a deed in lieu of foreclosure on the property and are currently waiting for the lender to complete its due diligence on the property so that we may complete the asset transfer. While we are working with potential tenants in efforts to achieve rental rates that will assure that debt service will be covered at other locations, we may not be successful and the lender may foreclose on these properties.

The Ames bankruptcy, other current bankruptcies of some of our tenants and the potential bankruptcies of other tenants in the future could make it difficult for us to enforce our rights as lessor and protect our investment.

With respect to our retail centers, we also could be adversely affected if a non-tenant anchor were to close or enter bankruptcy. Although non-tenant anchors generally do not pay us rent, they typically contribute towards common area maintenance and other charges payable by us. The loss of these revenues could adversely affect our results of operations and cash flows. Further, the temporary or permanent loss of an anchor tenant likely would reduce customer traffic in the retail center, which could reduce the percentage of rent paid by retail center tenants, or cause retail center tenants to close or enter bankruptcy. One or more of these factors could cause the retail center to fail to meet its debt service requirements.

We Are Controlled by the Ratner, Miller and Shafran Families, Whose Interest May Differ from Those of Other Shareholders.

Our authorized common stock consists of Class A common stock and Class B common stock. The economic rights of each class of common stock are identical, but the voting rights differ. The Class A common shareholder, voting as a separate class, is entitled to elect 25% of the members of the board of directors, while the Class B common shareholder, voting as a separate class, is entitled to elect the remaining 75% of the board of directors. On all other matters, the Class A common shareholder and Class B common shareholder vote together as a single class, with each share of Class A common stock entitled to one vote per share and each share of Class B common stock entitled to ten votes per share.

At March 1, 2004, members of the Ratner, Miller and Shafran families, which includes members of our current board of directors and executive officers, owned 74.6% of the Class B common stock. RMS, Limited Partnership, which owned 74.3% of the Class B common stock, is a limited partnership, comprised of interests of these families, with eight individual general partners, currently consisting of:

- Samuel H. Miller, treasurer of Forest City and co-chairman of the board of directors;
- Charles A. Ratner, president, chief executive officer of Forest City and a director;
- Ronald A. Ratner, executive vice president of Forest City and a director;
- Brian J. Ratner, executive vice president of Forest City and a director;
- Deborah Ratner Salzberg, president of Forest City Washington, Inc., a subsidiary of Forest City, and a director;
- Joan K. Shafran, a director;
- Joseph Shafran; and
- Abraham Miller.

Joan K. Shafran is the sister of Joseph Shafran. Charles A. Ratner, James A. Ratner, executive vice president of Forest City and a director, and Ronald A. Ratner are brothers. Albert B. Ratner, co-chairman of the board of directors, is the father of Brian J. Ratner and Deborah Ratner Salzberg and is first cousin to Charles A. Ratner, James A. Ratner, Ronald A. Ratner, Joan K. Shafran and Joseph Shafran. Samuel H. Miller was married to Ruth Ratner Miller (now deceased), a sister of Albert B. Ratner, and is the father of Abraham Miller. General partners holding 60% of the total voting power of RMS, Limited Partnership determine how to vote the Class B common stock held by RMS, Limited Partnership. No person may transfer his or her interest in the Class B common stock held by RMS, Limited Partnership without complying with various rights of first refusal.

In addition, at March 1, 2004, members of these families collectively owned 22.9% of the Class A common stock. As a result of their ownership in Forest City, these family members and RMS, Limited Partnership have the ability to elect a majority of the board of directors and to control the management and policies of Forest City. Generally, they may also determine, without the consent of our other shareholders, the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets and prevent or cause a change in control of Forest City.

Even if these families or RMS, Limited Partnership reduce their level of ownership of Class B common stock below the level necessary to maintain a majority of voting power, the effect of specific provisions of Ohio law and our Restated Articles of Incorporation may have the effect of discouraging a third party from making a proposal to acquire us or delaying or preventing a change in control or management of Forest City without the approval of these families or RMS, Limited Partnership.

Relationships Exist Between Us and Some of Our Directors and Executive Officers Create Conflicts of Interest.
RMS Investment Corp. provides property management and leasing services to us and is controlled by some of our affiliates.

We paid approximately $215,000 and $205,000 as total compensation during the years ended January 31, 2004 and 2003, respectively, to RMS Investment Corp. for property management and leasing services. RMS Investment Corp. is controlled by members of the Ratner, Miller and Shafran families, including some of whom are our directors and executive officers.

RMS Investment Corp. manages and provides leasing services to two of our Cleveland-area specialty retail centers, Golden Gate, which has 362,000 square feet, and Midtown Plaza, which has 258,000 square feet. The rate of compensation for these management services is 4% of all rental income, plus a leasing fee of 2% to 4% of rental income. Management believes these fees are comparable to those other management companies would charge to non-affiliated third parties.

Our Directors and Executive Officers May Have Interests in Competing Properties, and We Do Not Have Non-Compete Agreements With Our Directors and Executive Officers.

Under our current policy, no director, officer or employee, including any member of the Ratner, Miller and Shafran families, is allowed to invest in a competing real estate opportunity without first obtaining the approval of the audit committee of our board. We do not have non-compete agreements with any director, officer or employee, however, and upon leaving Forest City any director, officer or employee could compete with us. Notwithstanding our policy, we permit our principal shareholders who are officers, directors and employees to own, alone or in conjunction with others, certain commercial, industrial and residential properties that may be developed, expanded, operated and sold independently of our business. As a result of their ownership of these properties, a conflict of interest may arise between them and Forest City. The conflict may involve the development or expansion of properties that may compete with our properties and the solicitation of tenants to lease these properties.

<u>Our High Debt Leverage May Prevent Us from Responding to Changing Business and Economic Conditions.</u>

Our High Degree of Debt Leverage Could Limit Our Ability to Obtain Additional Financing or Adversely Affect Our Liquidity And Financial Condition.

We have a relatively high ratio of debt, consisting primarily of non-recourse mortgage debt, to total market capitalization, which was approximately 60.7% at January 31, 2004 based on the market value of our outstanding Class A common stock and Class B common stock, long-term debt and outstanding mortgage debt at that date. Our high leverage may adversely affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, development or other general corporate purposes and may make us more vulnerable to a downturn in the economy generally.

We do not expect to repay a substantial amount of the outstanding principal of our debt prior to maturity or to have available funds sufficient to repay this debt at maturity. As a result, it will be necessary for us to refinance our debt through new debt financings or through equity offerings. If interest rates are higher at the time of refinancing, our interest expense would increase, which would adversely affect our results of operations and cash flows. In addition, in the event we were unable to secure refinancing on acceptable terms, we might be forced to sell properties on unfavorable terms, which could result in the recognition of losses and could adversely affect our financial position, results of operations and cash flows. If we were unable to make the required payments on any debt secured by a mortgage on one of our properties or to refinance that debt, the mortgage lender could take that property through foreclosure and, as a result, we could lose income and asset value.

Approximately $393 million of principal becomes due in fiscal 2004 and approximately $297 million becomes due in fiscal 2005, which includes anticipated future draws on financing commitments. Additionally, we have obtained credit enhanced mortgage debt for a number of our properties. Generally, the credit enhancement, such as a letter of credit, expires prior to the term of the underlying mortgage debt and must be renewed or replaced to prevent acceleration of the underlying mortgage debt. We treat credit enhanced debt as maturing in the year the credit enhancement expires.

We cannot assure you that we will be able to refinance this debt, obtain renewals or replacement of credit enhancement devices, such as a letter of credit, or otherwise obtain funds by selling assets or by raising equity. Our inability to repay or refinance when the debt becomes due could cause the mortgage lender to foreclose on those properties.

From time to time, a non-recourse mortgage may become past due and if we are unsuccessful in negotiating an extension or refinancing, the lender could commence foreclosure proceedings.

<u>Our Credit Facility Covenants Could Adversely Affect Our Financial Condition.</u>

We have guaranteed the obligations of one of our consolidated subsidiaries, Forest City Rental Properties Corporation, or FCRPC, under the FCRPC credit agreement, dated as of March 22, 2004, among FCRPC, the banks named therein, KeyBank National Association, as administrative agent, and National City Bank, as syndication agent. This guaranty imposes a number of restrictive covenants on Forest City, including a prohibition on consolidations and mergers, limitations on the amount of debt, guarantees and property liens that Forest City may incur. The guaranty also requires Forest City to maintain a specified minimum cash flow coverage ratio, consolidated shareholders' equity and Earnings Before Depreciation and Deferred Taxes (EBDT).

A failure to comply with any of the covenants under the guaranty or failure by FCRPC to comply with any of the covenants under the FCRPC credit agreement could result in an event of default, which would trigger our obligation to repay all amounts outstanding under the FCRPC credit agreement. Our ability and the ability of FCRPC to comply with these covenants will depend upon the future economic performance of Forest City and FCRPC. We cannot assure you that these covenants will not affect our ability to finance our future operations or capital needs or to engage in other business activities that may be desirable or advantageous to us.

<u>Any Rise in Interest Rates Would Increase Our Interest Costs.</u>

An increase in interest rates will increase the interest expenses associated with our floating-rate debt and the refinancing of any fixed-rate debt originally financed at a lower rate. At January 31, 2004, including properties accounted for on the equity method, a 100 basis point increase in taxable variable interest rates would have increased our interest expense, and conversely reduced our pre-tax earnings, by approximately $3.2 million (including both mortgage debt and corporate borrowings). This calculation reflects the interest rate swaps and long-term LIBOR contracts in effect as of January 31, 2004. We are exposed to the risk that our counterparties will fail to perform their obligations to us, thus increasing our exposure to increases in interest rates. Although tax-exempt interest rates generally increase in an amount that is smaller than corresponding changes in taxable interest rates, a 100 basis point increase in tax-exempt variable interest rates would have increased interest expense, and conversely reduced our pre-tax earnings, by approximately $4.9 million.

If We Are Unable to Obtain Tax-Exempt Financings, Our Interest Costs Would Rise.

We regularly utilize tax-exempt financings and tax increment financings, which generally bear interest at rates below prevailing rates available through conventional taxable financing. We cannot assure you that tax-exempt bonds or similar government subsidized financing will continue to be available to us in the future, either for new development or acquisitions, or for the refinancing of outstanding debt. Our inability to obtain these financings or to refinance outstanding debt on favorable terms could significantly affect our ability to develop or acquire properties and could have a material adverse effect on our financial position, results of operations and cash flows.

Our Properties and Businesses Face Significant Competition.

The real estate industry is highly competitive in many of the markets in which we operate. Competition could over-saturate any market as a result of which we may not have sufficient cash to meet the debt service requirements on certain of our properties. Although we may attempt to renegotiate a restructuring with the mortgagee, we may not be successful, which could cause a property to be transferred to the mortgagee.

There are numerous other developers, managers and owners of commercial and residential real estate that compete with us nationally, regionally and/or locally, some of whom may have greater financial resources than us. They compete with us for management and leasing revenues, land for development, properties for acquisition and disposition and for anchor department stores and tenants for properties. We may not be able to successfully compete in these areas.

Tenants at our retail properties face continual competition in attracting customers from retailers at other shopping centers, catalogue companies, various websites, warehouse stores, large discounters, outlet malls, wholesale clubs and direct mail and telemarketers. Our competitors and those of our tenants could have a material adverse effect on our ability to lease space in our properties and on the rents we can charge or the concessions we can grant. This in turn could materially and adversely affect our results of operations and cash flows, and could affect the realizable value of our assets upon sale.

The lumber wholesaling business is also highly competitive. Competitors in the lumber brokerage business include numerous brokers and in-house sales departments of lumber manufacturers, many of which are larger and have greater resources than us.

Our Business Would Be Adversely Impacted Should an Uninsured Loss Occur or a Loss in Excess of Insurance Limits.

We carry comprehensive general liability, special property, flood, earthquake and rental loss (and environmental insurance on certain locations) with respect to our properties within insured limits and policy specifications that we believe are customary for similar properties. There are, however, specific types of losses, generally of a catastrophic nature, such as wars, terrorism or earthquakes, for which we cannot obtain adequate insurance coverage or, in our judgment, for which we cannot obtain insurance at a reasonable cost. In the event of an uninsured loss or a loss in excess of our insurance limits, we could lose both our invested capital in and anticipated profits from the affected property. Any such loss could materially and adversely affect our results of operations, cash flows and financial position.

Under our current policies, which expire November 1, 2004, our properties are insured against acts of terrorism, subject to various limits, deductibles and exceptions for acts of war and terror acts involving biological, chemical and nuclear damage.

Once this policy expires, we may not be able to obtain adequate terrorism coverage at a reasonable cost. In addition, our insurers may not be able to maintain reinsurance sufficient to cover any losses we may incur as a result of terrorist acts. As a result, our insurers' ability to pay for any damages that we sustain as a result of a terrorist attack may be reduced.

Additionally, most of our current project mortgages require special all-risk property insurance, and we cannot assure you that we will be able to obtain policies that will satisfy lender requirements.

We are self-insured as to the first $500,000 of liability coverage and self-insured on the first $250,000 of property damage. Our captive insurance company, licensed and regulated by the State of Vermont, is adequately funded per state regulations to cover the first $250,000 of potential property damage claims. While we believe that our self-insurance reserves are adequate, we cannot assure you that we will not incur losses that exceed these self-insurance reserves.

Our Lumber Trading Group May Suffer if Home Building or Remodeling Activities Decline.

The lumber business is highly cyclical. The Lumber Trading Group is exposed to the risk of downturns in new home building and home remodeling activities. While we believe that we have in place adequate controls to effectively manage this risk, we cannot assure you that we will not suffer a loss from a downturn in the new home building and home remodeling markets.

<u>We Have Been Subjected To Volatile Commodity Lumber Prices Which Have Had An Adverse Effect On Our Results Of Operations.</u>

Lumber prices can be highly volatile. Although a majority of the Lumber Trading Group's sales involve back-to-back trades in which we bring together a buyer and seller for an immediate purchase and sale, the remainder of our transactions are trades in which we take a short-term ownership position in lumber. This short-term ownership position subjects us to market risk associated with fluctuations in lumber prices. Fluctuation in lumber prices can have an adverse effect on the results of operations of our Lumber Trading Group.

<u>We May Incur Unanticipated Costs and Liabilities Due to Environmental Problems.</u>

Under various federal, state and local environmental laws, an owner or operator of real property may become liable for the costs of the investigation, removal and remediation of hazardous or toxic substances at that property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The presence of hazardous or toxic substances, or the failure to remediate these substances when present, may adversely affect the owner's ability to sell or rent that real property or to borrow funds using that real property as collateral and it may also impose unanticipated costs and delays on projects. Persons who arrange for the disposal or treatment of hazardous or toxic wastes may also be liable for the costs of the investigation, removal and remediations of those wastes at the disposal or treatment facility, regardless of whether that facility is owned or operated by that person. In some instances, federal, state and local laws require abatement or removal of specific asbestos-containing materials in the event of demolition, renovations, remodeling, damage or decay. These laws also impose specific worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air.

We could be held liable for the environmental response costs associated with the release of some regulated substances or related claims, whether by us, our tenants, former owners or tenants of the affected property, or others. In addition to remediation actions brought by federal, state and local agencies, the presence of hazardous substances on a property could result in personal injury, contribution or other claims by private parties. These claims could result in costs or liabilities that could exceed the value of the affected property. We are not aware of any notification by any private party or governmental authority of any claim in connection with environmental conditions at any of our properties that we believe will involve any material expenditure. Nor are we aware of any environmental condition on any of our properties that we believe will involve any material expenditure. However, we cannot assure you that any non-compliance, liability, claim or expenditure will not arise in the future. To the extent that we are held liable for the release of regulated substances by tenants or others, we cannot assure you we would be able to recover our costs from those persons.

<u>We Face Potential Liability from Residential Properties Accounted for on the Equity Method and Other Partnership Risks.</u>

As part of our financing strategy, we have financed several real estate projects through limited partnerships with investment partners. The investment partner, typically a large, sophisticated institution or corporate investor, invests cash in exchange for a limited partnership interest and special allocations of expenses and the majority of tax losses and credits associated with the project. These partnerships typically require us to indemnify, on an after-tax or "grossed up" basis, the investment partner against the failure to receive or the loss of allocated tax credits and tax losses.

We believe that all the necessary requirements for qualification for such tax credits have been and will be met and that our investment partners will be able to receive expense allocations associated with these properties. However, we cannot assure you that this will, in fact, be the case or that we will not be required to indemnify our investment partners on an after-tax basis for these amounts. Any indemnification payment could have a material adverse effect on our results of operations and cash flows.

In addition to partnerships, we also use limited liability companies, or LLC's, to finance some of our projects with third party lenders. Acting through our wholly-owned subsidiaries, we typically are a general partner or managing member in these partnerships or LLC's. There are, however, instances in which we do not control or even participate in management or day-to-day operations.

The use of a structure where we do not control the management of the entity involves special risks associated with the possibility that:

- another partner or member may have interests or goals that are inconsistent with ours;
- a general partner or managing member may take actions contrary to our instructions, requests, policies or
- objectives with respect to our real estate investments; or
- a partner or a member could experience financial difficulties that prevent it from fulfilling its financial or other responsibilities to the project or its lender or the other partners or members.

To the extent we are a general partner or managing partner, we may be exposed to unlimited liability, which may exceed our investment or equity in the partnership or LLC, as applicable. If one of our subsidiaries is a general partner or managing member of a particular partnership or LLC, as applicable, it may be exposed to the same kind of unlimited liability.

Compliance or Failure to Comply with the Americans with Disabilities Act and Other Similar Laws Could Result in Substantial Costs.

The Americans with Disabilities Act generally requires that public buildings, including office buildings and hotels, be made accessible to disabled persons.

In the event that we are not in compliance with the Americans with Disabilities Act, the federal government could fine us or private parties could be awarded damages against us. If we are required to make substantial alterations and capital expenditures in one or more of our properties, including the removal of access barriers, it could adversely affect our results of operations and cash flows.

We may also incur significant costs complying with other regulations. Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and safety requirements. If we fail to comply with these requirements, we could incur fines or private damage awards. We believe that our properties are currently in material compliance with all of these regulatory requirements. However, existing requirements may change and compliance with future requirements may require significant unanticipated expenditures that could adversely affect our cash flows and results of operations.

Item 2. Properties

The Corporate headquarters of Forest City Enterprises, Inc. is located in Cleveland, Ohio and is owned by the Company. The Company's core markets include Boston, Denver, California, New York City, Philadelphia and Washington, D. C. Forest City Trading Group, Inc. maintains its headquarters in Portland, Oregon with 11 trading and administrative offices and one processing plant located in six states and one sales office in Canada.

The following table provides summary information concerning the Company's real estate portfolio as of January 31, 2004.

Forest City Enterprises, Inc. Portfolio of Real Estate

COMMERCIAL GROUP
OFFICE BUILDINGS

Name	Date of Opening/ Acquisition/ Expansion	% of Ownership	Location	Major Tenants	Leasable Square Feet
Consolidated Office Buildings					
35 Landsdowne Street	2002	100.00%	Cambridge, MA	Millennium Pharmaceuticals	202,000
† 40 Landsdowne Street	2003	100.00%	Cambridge, MA	Millennium Pharmaceuticals	215,000
45/75 Sidney Street	1999	100.00%	Cambridge, MA	Millennium Pharmaceuticals	277,000
65/80 Landsdowne Street	2001	100.00%	Cambridge, MA	Partners HealthCare System	122,000
88 Sidney Street	2002	100.00%	Cambridge, MA	Alkermes, Inc.	145,000
* Atlantic Terminal	2004	70.00%	Brooklyn, NY	Bank of New York	399,000
Chase Financial Tower	1991	95.00%	Cleveland, OH	Chase Manhattan Mortgage Corporation	119,000
Eleven MetroTech Center	1995	65.00%	Brooklyn, NY	City of New York - CDCSA; E-911	216,000
† Fifteen MetroTech Center (formerly Nine MetroTech Center South)	2003	75.00%	Brooklyn, NY	Empire Blue Cross and Blue Shield; City of New York -HRA	653,000
Halle Building	1986	75.00%	Cleveland, OH	Liggett-Stashower; Focal Communications; Climaco & Co., LPA; First American Equity	387,000
† Harlem Center	2003	52.50%	Manhattan, NY	OGS-Office of Temporary Disability & Assistance; Office of General Service - State Liquor Authority	146,000
Jackson Building	1987	100.00%	Cambridge, MA	Ariad Pharmaceuticals	99,000
Knight Ridder Building at Fairmont Plaza	1998	85.00%	San Jose, CA	Knight Ridder; Merrill Lynch; PaineWebber; Calpine	334,000
Nine MetroTech Center North	1997	65.00%	Brooklyn, NY	City of New York - Fire Department	317,000
One MetroTech Center	1991	65.00%	Brooklyn, NY	Keyspan; Bear Stearns	933,000
One Pierrepont Plaza	1988	85.00%	Brooklyn, NY	Morgan Stanley; Goldman Sachs; U.S. Attorney	656,000
Pavilion	1998	85.00%	San Jose, CA	Metromedia Fiber Network; Pinnacle Fitness	250,000
Richards Building	1990	100.00%	Cambridge, MA	Genzyme Biosurgery; Alkermes, Inc.	126,000
Skylight Office Tower	1991	92.50%	Cleveland, OH	Cap Gemini Ernst & Young LLP; Travelers Indemnity	320,000
Ten MetroTech Center	1992	80.00%	Brooklyn, NY	Internal Revenue Service	409,000
Terminal Tower	1983	100.00%	Cleveland, OH	Forest City Enterprises, Inc.; Weston Hurd; Greater Cleveland Growth Association	577,000
* Twelve MetroTech Center	2005	80.00%	Brooklyn, NY	[Leasing in progress]	177,000[3]
Two MetroTech Center	1990	65.00%	Brooklyn, NY	Securities Industry Automation Corp.; City of New York-BOE	521,000
Consolidated Office Buildings Subtotal					7,600,000
Unconsolidated Office Buildings					
350 Massachusetts Avenue	1998	50.00%	Cambridge, MA	Star Market; Tofias	169,000
Chagrin Plaza I & II	1969	66.67%	Beachwood, OH	National City Bank; Benihana; H&R Block; Gale Group	114,000
Clark Building	1989	50.00%	Cambridge, MA	Acambis	122,000
Emery-Richmond	1991	50.00%	Warrensville Hts., OH	Allstate Insurance	5,000
Enterprise Place	1998	50.00%	Beachwood, OH	Kemper Insurance; University of Phoenix	132,000
Liberty Center	1986	50.00%	Pittsburgh, PA	Federated Investors	527,000
(1) M.K. Ferguson Plaza	1990	1.00%	Cleveland, OH	Washington Group; Chase Manhattan Mortgage Corporation	492,000
One International Place	2000	50.00%	Cleveland, OH	Battelle Memorial; Medical Life Insurance; Transportation Security Administration	88,000
Signature Square I	1986	50.00%	Beachwood, OH	Ciuni & Panichi	79,000
Signature Square II	1989	50.00%	Beachwood, OH	Allen Telecom, Inc.; Revenue Assistance	82,000
Unconsolidated Office Buildings Subtotal					1,810,000
Total Office Buildings at January 31, 2004					9,410,000
Total Office Buildings at January 31, 2003					9,410,000

* Property under construction at January 31, 2004.
† Property opened or acquired in 2003.
(1) This property will be consolidated in accordance with FIN No. 46(R) effective February 1, 2004.
(2) This property will be deconsolidated in accordance with FIN No. 46(R) effective February 1, 2004.
(3) At the completion of this project, the Company will own 177,000 square feet (approximately 16%) of the property's 1.1 million total square feet.

Forest City Enterprises, Inc. Portfolio of Real Estate

COMMERCIAL GROUP
RETAIL CENTERS

Name	Date of Opening/ Acquisition/ Expansion	% of Ownership	Location	Major Tenants	Total Square Feet	Gross Leasable Area
Consolidated Regional Malls						
Antelope Valley Mall. . . .	1990/1999	78.00%	Palmdale, CA	Sears; JCPenney; Harris Gottschalks; Mervyn's; Dillard's. .	1,001,000	304,000
Avenue at Tower City Center. . .	1990	100.00%	Cleveland, OH	Hard Rock Café; Morton's of Chicago; Cleveland Cinemas . .	367,000	367,000
Ballston Common Mall . .	1986/1999	100.00%	Arlington, VA	Hecht's; Sport & Health; Regal Cinemas.	578,000	310,000
Galleria at South Bay. . . .	1985/2001	100.00%	Redondo Beach, CA	Robinsons-May; Mervyn's; Nordstrom; AMC Theater	955,000	387,000
Promenade in Temecula . .	1999/2002	75.00%	Temecula,CA	JCPenney; Sears; Robinsons-May; Macy's; Edwards Cinema.	1,013,000	425,000
* Victoria Gardens	2004	80.00%	Rancho Cucamonga, CA	Robinsons-May; Macy's; JCPenney; AMC Theater.	1,224,000	755,000
Consolidated Regional Malls Subtotal					5,138,000	2,548,000
Consolidated Specialty Retail Centers						
42nd Street	1999	70.00%	Manhattan, NY	AMC Theaters; Madame Tussaud's Wax Museum; Modell's	306,000	306,000
Atlantic Center	1996	75.00%	Brooklyn, NY	Pathmark; OfficeMax; Old Navy; Marshall's; Sterns; Circuit City; NYC - Dept. of Motor Vehicles	399,000	399,000
Atlantic Center Site V	1998	70.00%	Brooklyn, NY	Modell's	17,000	17,000
* Atlantic Terminal	2004	70.00%	Brooklyn, NY	Target; Designer Shoe Warehouse; Red Lobster; Chuck E. Cheese's; Daffy's	373,000	373,000
Battery Park City	2000	70.00%	Manhattan, NY	United Artists; New York Sports Club.	166,000	166,000
* Brooklyn Commons	2004	70.00%	Brooklyn, NY	Lowe's	151,000	151,000
Bruckner Boulevard.	1996	70.00%	Bronx, NY	Conway; Seaman's; Old Navy	113,000	113,000
Columbia Park Center.	1999	52.50%	North Bergen, NJ	Shop Rite; Old Navy; Circuit City; Staples; Bally's; Shopper's World.	347,000	347,000
Court Street	2000	70.00%	Brooklyn, NY	United Artists; Barnes & Noble.	103,000	103,000
Eastchester	2000	70.00%	Bronx, NY	Pathmark	63,000	63,000
Flatbush Avenue	1995/1998	80.00%	Brooklyn, NY	Stop & Shop; Old Navy; Staples; Bally's	142,000	142,000
Forest Avenue	2000	70.00%	Staten Island, NY	United Artists	70,000	70,000
Grand Avenue	1997	70.00%	Queens, NY	Stop & Shop	100,000	100,000
Gun Hill Road	1997	70.00%	Bronx, NY	Home Depot; Chuck E. Cheese's.	147,000	147,000
Harlem Center	2002	52.50%	Manhattan, NY	Marshall's; CVS/Pharmacy; Staples; H&M	126,000	126,000
Hunting Park	1996	70.00%	Philadelphia, PA	National Wholesale Liquidators; A.J. Wright.	138,000	138,000
Kaufman Studios	1999	70.00%	Queens, NY	United Artists	84,000	84,000
Market at Tobacco Row	2002	100.00%	Richmond, VA	Rich Foods; CVS/Pharmacy	43,000	43,000
Northern Boulevard.	1997	70.00%	Queens, NY	Stop & Shop; Marshall's; Old Navy.	218,000	218,000
* Quartermaster Plaza	2004	70.00%	Philadelphia, PA	A. J. Wright; Home Depot; BJ's Wholesale; Staples; PetSmart; Walgreen's	459,000	459,000
Quebec Square.	2002	90.00%	Denver, CO	Wal-Mart; Home Depot; Sam's Club; Ross Dress for Less; Office Depot	747,000	183,000
Queens Place.	2001	70.00%	Queens, NY	Target; Best Buy; Macy's Furniture; Designer Shoe Warehouse	455,000	221,000
Richmond Avenue.	1998	70.00%	Staten Island, NY	Circuit City; Staples	76,000	76,000
South Bay Southern Center. . . .	1978	100.00%	Redondo Beach, CA	CompUSA.	137,000	137,000
Station Square.	1994/2002	100.00%	Pittsburgh, PA	Hard Rock Café; Grand Concourse Restaurant; Clear Channel Amphitheater; Buca Di Beppo	275,000	275,000
Woodbridge Crossing	2002	70.00%	Woodbridge, NJ	Great Indoors; Linens-N-Things; Circuit City; Modell's; Thomasville Furniture; Party City	284,000	284,000
Consolidated Specialty Retail Centers Subtotal					5,539,000	4,741,000
Consolidated Retail Centers Total					10,677,000	7,289,000

* Property under construction at January 31, 2004.
† Property opened or acquired in 2003.
(1) This property will be consolidated in accordance with FIN No. 46(R) effective February 1, 2004.
(2) This property will be deconsolidated in accordance with FIN No. 46(R) effective February 1, 2004.
(3) At the completion of this project, the Company will own 177,000 square feet (approximately 16%) of the property's 1.1 million total square feet.

COMMERCIAL GROUP
RETAIL CENTERS (continued)

Name	Date of Opening/ Acquisition/ Expansion	% of Ownership	Location	Major Tenants	Total Square Feet	Gross Leasable Area
Unconsolidated Regional Malls						
Boulevard Mall	1962/2000	50.00%	Amherst, NY	JCPenney; Kaufmann's; Sears; CompUSA; Michael's	904,000	327,000
Chapel Hill Mall	1966	50.00%	Akron, OH	Kaufmann's; JCPenney; Sears	860,000	301,000
Charleston Town Center Mall	1983	50.00%	Charleston, WV	Kaufmann's; JCPenney; Sears	897,000	361,000
Galleria at Sunset	1996/2002	60.00%	Henderson, NV	Dillard's; Robinsons-May; Mervyn's; JCPenney; Galyan's	1,048,000	330,000
(1) Mall at Robinson	2001	56.67%	Pittsburgh, PA	Kaufmann's; Sears; JCPenney; Dick's Sporting Goods	872,000	318,000
(1) Mall at Stonecrest	2001	66.67%	Atlanta, GA	Parisian; Sears; Rich's; JCPenney; Dillard's; AMC Theatre	1,171,000	397,000
Manhattan Town Center Mall	1987	49.98%	Manhattan, KS	Dillard's; JCPenney; Sears	392,000	197,000
†(1)Short Pump Town Center	2003	50.00%	Richmond, VA	Lord & Taylor; Nordstrom; Hecht's; Dillard's; Dick's Sporting Goods	1,251,000	412,000
* San Francisco Centre	2006	50.00%	San Francisco, CA	Bloomingdale's; Century Theaters	964,000	626,000
Unconsolidated Regional Malls Subtotal					8,359,000	3,269,000
Unconsolidated Specialty Retail Centers						
Chapel Hill Suburban	1969	50.00%	Akron, OH	Value City; HH Gregg	117,000	117,000
Golden Gate	1958	50.00%	Mayfield Hts., OH	OfficeMax; Old Navy; Michael's; Linens-N-Things; World Market; Golf Galaxy; Marshall's	362,000	362,000
Marketplace at Riverpark	1996	50.00%	Fresno, CA	JCPenney; Best Buy; Linens-N-Things; Marshall's; Office Max; Old Navy; Target; Sports Authority	459,000	296,000
Midtown Plaza	1961	50.00%	Parma, OH	Office Max; Marc's	258,000	258,000
Plaza at Robinson Town Center	1989	50.00%	Pittsburgh, PA	T.J. Maxx; Marshall's; CompUSA	489,000	489,000
Showcase	1996	20.00%	Las Vegas, NV	Coca-Cola®; M&M's World/Ethel M. Chocolates; Game Works; United Artists	186,000	186,000
Unconsolidated Specialty Retail Centers Subtotal					1,871,000	1,708,000
Unconsolidated Retail Centers Total					10,230,000	4,977,000
Total Retail Centers at January 31, 2004					20,907,000	12,266,000
Total Retail Centers at January 31, 2003					18,176,000	10,476,000

COMMERCIAL GROUP
HOTELS

Name	Date of Opening/ Acquisition/ Expansion	% of Ownership	Location	Rooms
Consolidated Hotels				
Charleston Marriott	1983	95.00%	Charleston, WV	352
Embassy Suites Hotel	2000	50.40%	Manhattan, NY	463
Hilton Times Square	2000	56.00%	Manhattan, NY	444
Ritz-Carlton	1990	95.00%	Cleveland, OH	206
Sheraton Station Square	1998/2001	100.00%	Pittsburgh, PA	396
Consolidated Hotels Subtotal				1,861
Unconsolidated Hotels				
Courtyard by Marriott	1985	3.97%	Detroit, MI	250
University Park Hotel at MIT	1998	50.00%	Cambridge, MA	210
Westin Convention Center	1986	50.00%	Pittsburgh, PA	616
Unconsolidated Hotels Subtotal				1,076
Total Hotel Rooms at January 31, 2004				2,937
Total Hotel Rooms at January 31, 2003				2,941

* Property under construction at January 31, 2004.
† Property opened or acquired in 2003.
(1) This property will be consolidated in accordance with FIN No. 46(R) effective February 1, 2004.
(2) This property will be deconsolidated in accordance with FIN No. 46(R) effective February 1, 2004.
(3) At the completion of this project, the Company will own 177,000 square feet (approximately 16%) of the property's 1.1 million total square feet.

Forest City Enterprises, Inc. Portfolio of Real Estate

RESIDENTIAL GROUP
APARTMENTS

Name	Date of Opening/ Acquisition/ Expansion	% of Ownership	Location	Leasable Units
Consolidated Apartment Communities				
* 100 Landsdowne Street	2005	100.00%	Cambridge, MA	203
* 23 Sidney Street	2004	100.00%	Cambridge, MA	51
Arboretum Place	1998	1.99%	Newport News, VA	184
* Ashton Mill	2005	100.00%	Providence, RI	193
Autumn Ridge	2002	100.00%	Sterling Heights, MI	251
Bowin	1998	1.99%	Detroit, MI	193
Bridgewater	1998	1.99%	Hampton, VA	216
(2)Burton Place	1999	90.00%	Burton, MI	200
Cambridge Towers	2002	100.00%	Detroit, MI	250
(2)Carl D. Perkins	2002	100.00%	Pikeville, KY	150
† Cherrywood Village	2003	100.00%	Denver, CO	360
Colony Woods	1997	99.00%	Bellevue, WA	396
† Consolidated-Carolina	2003	100.00%	Richmond, VA	158
Coraopolis Towers	2002	80.00%	Coraopolis, PA	200
Donora Towers	2002	100.00%	Donora, PA	103
Drake	1998	1.99%	Philadelphia, PA	280
* East 29th Avenue Town Center	2004	90.00%	Denver, CO	156
Emerald Palms	1996/2004	100.00%	Miami, FL	505
Enclave	1997-1998	95.00%	San Jose, CA	637
Grand	1999	85.50%	North Bethesda, MD	546
† Grove	2003	100.00%	Ontario, CA	101
Heritage	2002	100.00%	San Diego, CA	230
† Independence Place II	2003	100.00%	Parma Heights., OH	201
Lakeland	1998	1.98%	Waterford, MI	200
Landings of Brentwood	2002	100.00%	Nashville, TN	724
Lofts at 1835 Arch	2001	1.99%	Philadelphia, PA	191
Metropolitan	1989	100.00%	Los Angeles, CA	270
Mount Vernon Square	2000	99.00%	Alexandria, VA	1,387
Museum Towers	1997	100.00%	Philadelphia, PA	286
One Franklintown	1988	100.00%	Philadelphia, PA	335
(2)Panorama Towers	1978	99.00%	Los Angeles, CA	154
Parmatown Towers and Gardens	1972-1973	100.00%	Parma, OH	412
† Plymouth Square	2003	100.00%	Detroit, MI	280
Providence at Palm Harbor	1991	99.00%	Tampa, FL	236
† Ranchstone	2003	100.00%	Denver, CO	368
Regency Towers	1994	100.00%	Jackson, NJ	372
(2)Shippan Avenue	1980	100.00%	Stamford, CT	148
Silver Hill	1998	1.99%	Newport News, VA	153
Southfield	2002	100.00%	White Marsh, MD	212
* Subway Terminal	2004	100.00%	Los Angeles, CA	277
(2)Tower 43	2002	100.00%	Kent, OH	101
Trellis at Lee's Mill	1998	1.99%	Newport News, VA	176
Woodlake	1998	100.00%	Silver Spring, MD	534
Consolidated Apartment Communities Subtotal				12,580
Consolidated Supported-Living Apartments				
Forest Trace	2000	100.00%	Lauderhill, FL	324
Sterling Glen of Bayshore (formerly Pine Cove)	2001	80.00%	Bayshore, NY	85
Sterling Glen of Center City (formerly Chancellor Park)	2002	80.00%	Philadelphia, PA	135
Sterling Glen of Darien (formerly Stony Brook Court)	2001	80.00%	Darien, CT	86
* Sterling Glen of Lynbrook (formerly Tanglewood Crest)	2005	80.00%	Lynbrook, NY	100
Sterling Glen of Plainview (formerly Chestnut Grove)	2000	80.00%	Plainview, NY	79
Sterling Glen of Stamford (formerly Westfield Court)	2000	80.00%	Stamford, CT	167
Consolidated Supported-Living Apartments Subtotal				976
Consolidated Apartments Total				13,556
Unconsolidated Apartment Communities				
(1)101 San Fernando	2000	66.50%	San Jose, CA	323
(1)American Cigar Company	2000	0.10%	Richmond, VA	171
* Arbor Glen	2001-2007	50.00%	Twinsburg, OH	288
Bayside Village	1988-1989	50.00%	San Francisco, CA	862
Big Creek	1996-2001	50.00%	Parma Hts., OH	516
Boulevard Towers	1969	50.00%	Amherst, NY	402
Camelot	1967	50.00%	Parma, OH	151

* Property under construction at January 31, 2004.
† Property opened or acquired in 2003.
(1) This property will be consolidated in accordance with FIN No. 46(R) effective February 1, 2004.
(2) This property will be deconsolidated in accordance with FIN No. 46(R) effective February 1, 2004.
(3) At the completion of this project, the Company will own 177,000 square feet (approximately 16%) of the property's 1.1 million total square feet.

Forest City Enterprises, Inc. Portfolio of Real Estate

RESIDENTIAL GROUP
APARTMENTS (continued)

Name	Date of Opening/ Acquisition/ Expansion	% of Ownership	Location	Leasable Units
Unconsolidated Apartment Communities (continued)				
Cherry Tree	1996-2000	50.00%	Strongsville, OH	442
Chestnut Lake	1969	50.00%	Strongsville, OH	789
Clarkwood	1963	50.00%	Warrensville Hts., OH	568
† Colonial Grand	2003	50.00%	Tampa, FL	176
† Colony Place	2003	50.00%	Fort Meyers, FL	300
Coppertree	1998	50.00%	Mayfield Hts., OH	342
Deer Run	1987-1989	43.03%	Twinsburg, OH	562
* Eaton Ridge	2002-2004	50.00%	Sagamore Hills, OH	260
Fenimore Court	1982	7.06%	Detroit, MI	144
Fort Lincoln II	1979	45.00%	Washington, D.C.	176
Fort Lincoln III & IV	1981	24.90%	Washington, D.C.	306
Granada Gardens	1966	50.00%	Warrensville Hts., OH	940
(1)Grand Lowry Lofts	2000	0.10%	Denver, CO	261
Hamptons	1969	50.00%	Beachwood, OH	649
Hunter's Hollow	1990	50.00%	Strongsville, OH	208
Independence Place I	1973	50.00%	Parma Hts., OH	202
(1)Kennedy Biscuit Lofts	1990	2.90%	Cambridge, MA	142
(1)Knolls	1995	1.00%	Orange, CA	260
(1)Lenox Club	1991	47.50%	Arlington, VA	385
(1)Lenox Park	1992	47.50%	Silver Spring, MD	406
Liberty Hills	1979-1986	50.00%	Solon, OH	396
* Metropolitan Lofts	2005	50.00%	Los Angeles, CA	264
Midtown Towers	1969	50.00%	Parma, OH	635
Millender Center	1985	3.97%	Detroit, MI	339
* Newport Landing	2002-2005	50.00%	Coventry, OH	336
Noble Towers	1979	50.00%	Pittsburgh, PA	133
Parkwood Village	2001-2002	50.00%	Brunswick, OH	204
(1)Pavilion	1992	47.50%	Chicago, IL	1,115
Pebble Creek	1995-1996	50.00%	Twinsburg, OH	148
Pine Ridge Valley	1967-1974	50.00%	Willoughby, OH	1,147
(1)Queenswood	1990	0.70%	Corona, NY	296
Residences at University Park	2002	25.00%	Cambridge, MA	135
* Settler's Landing at Greentree	2001-2004	50.00%	Streetsboro, OH	408
St. Mary's Villa	2002	29.07%	Newark, NJ	360
Surfside Towers	1970	50.00%	Eastlake, OH	246
Tamarac	1990-2001	50.00%	Willoughby, OH	642
Twin Lake Towers	1966	50.00%	Denver, CO	254
Village Green	1994-1995	25.00%	Beachwood, OH	360
Westwood Reserve	2002	50.00%	Tampa, FL	340
White Acres	1966	50.00%	Richmond Hts., OH	473
† Worth Street	2003	35.00%	Manhattan, NY	330
Unconsolidated Apartment Communities Subtotal				18,792
Unconsolidated Supported-Living Apartments				
Classic Residence by Hyatt	1989	50.00%	Teaneck, NJ	221
Classic Residence by Hyatt	1990	50.00%	Chevy Chase, MD	339
Classic Residence by Hyatt	2000	50.00%	Yonkers, NY	310
(1)Sterling Glen of Forest Hills (formerly Willow Court)	2001	56.00%	Forest Hills, NY	84
Sterling Glen of Glen Cove (formerly Mayfair at Glen Cove)	2000	40.00%	Glen Cove, NY	79
Sterling Glen of Great Neck (formerly Mayfair at Great Neck)	2000	40.00%	Great Neck, NY	144
* Sterling Glen of Roslyn (formerly Bryant Landing)	2005	40.00%	Roslyn, NY	158
*(1)Sterling Glen of Rye Brook (formerly Stone Gate at Bellefair)	2004	40.00%	Rye Brook, NY	166
Unconsolidated Supported-Living Apartments Subtotal				1,501
Unconsolidated Apartments Total				20,293
Combined Apartments Total				33,849
Federally Subsidized Housing (Total of 30 Buildings)				4,868
Total Apartments at January 31, 2004				38,717
Total Apartments at January 31, 2003				37,702

* Property under construction at January 31, 2004.
† Property opened or acquired in 2003.
(1) This property will be consolidated in accordance with FIN No. 46(R) effective February 1, 2004.
(2) This property will be deconsolidated in accordance with FIN No. 46(R) effective February 1, 2004.
(3) At the completion of this project, the Company will own 177,000 square feet (approximately 16%) of the property's 1.1 million total square feet.

Item 3. Legal Proceedings

The Company is involved in various claims and lawsuits incidental to its business, and management and legal counsel believe that these claims and lawsuits will not have a material adverse effect on the Company's financial statements.

Item 4. Submission of Matters to a Vote of Security-Holders

No matters were submitted to a vote of security holders during the fourth quarter.

Item 4 (A). Executive Officers of the Registrant

The following list is included in Part I of this Report in lieu of being included in the Proxy Statement for the Annual Meeting of Shareholders to be held on June 8, 2004. The names, ages and positions held by the executive officers of the Company are presented in the following list. Each individual has been appointed to serve for the period which ends with the Annual Meeting of Shareholders scheduled for June 8, 2004.

Name and Position(s) Held	Date Appointed	Age
Albert B. Ratner Co-Chairman of the Board of Directors of the Company since June 1995, Vice Chairman of the Board of the Company from June 1993 to June 1995, Chief Executive Officer prior to July 1995 and President prior to July 1993.	6-13-95	76
Samuel H. Miller Co-Chairman of the Board of Directors of the Company since June 1995, Chairman of the Board of the Company from June 1993 to June 1995 and Vice Chairman of the Board, Chief Operating Officer of the Company prior to June 1993, Treasurer of the Company since December 1992.	6-13-95	82
Charles A. Ratner President of the Company since June 1993, Chief Executive Officer of the Company since June 1995, Chief Operating Officer from June 1993 to June 1995 and Executive Vice President prior to June 1993, Director.	6-13-95	62
Brian J. Ratner Executive Vice President since June 2001, Senior Vice President - East Coast Development from January 1997 to June 2001, Vice President-Urban Entertainment from June 1995 to December 1996, Vice President from May 1994 to June 1995, Director, Officer of various subsidiaries.	6-01-01	46
James A. Ratner Executive Vice President, Director, Officer of various subsidiary corporations.	3-09-88	59
Ronald A. Ratner Executive Vice President, Director, Officer of various subsidiary corporations.	3-09-88	57
Thomas G. Smith Executive Vice President since October 2000, Senior Vice President prior to October 2000, Chief Financial Officer, Secretary, Officer of various subsidiary corporations since 1985.	10-10-00	63
James M. Talton Executive Vice President-Human Resources since June 2003.	6-02-03	58
Linda M. Kane Senior Vice President and Corporate Controller since June 2002, Vice President and Corporate Controller from April 1995 to June 2002, Asset Manager - Commercial Group from July 1992 to April 1995 and Financial Manager--Residential Group from October 1990 to July 1992.	6-17-02	46
Geralyn M. Presti Senior Vice President, General Counsel and Assistant Secretary since July 2002, Deputy General Counsel from January 2000 to June 2002, Associate General Counsel from December 1996 to January 2000, Assistant General Counsel from January 1995 to December 1996 and Corporate Counsel from November 1989 to January 1995.	7-01-02	48

Note: Charles A. Ratner, James A. Ratner and Ronald A. Ratner are brothers. Albert B. Ratner is the father of Brian J. Ratner and first cousin to Charles A. Ratner, James A. Ratner and Ronald A. Ratner.

PART II

Item 5. Market for Registrant's Common Equity and Related Shareholder Matters

Information required by this item is included in Item 8. Financial Statements and Supplementary Data on page 73, "Quarterly Consolidated Financial Data (unaudited)."

Item 6. Selected Financial Data

	Years Ended January 31,				
	2004	2003	2002	2001	2000
	(in thousands, except per share data)				
Operating Results:					
Total Revenues	**$1,021,588**	$ 881,737[1]	$ 858,244[1]	$ 763,796[1]	$ 688,233[1]
Earnings from continuing operations	**$ 38,972**	$ 43,966[2]	$ 104,231	$ 91,637	$ 40,802
Discontinued operations, net of tax and minority interest	**3,697**	4,865	–	–	–
Cumulative effect of change in accounting principle, net of tax	**–**	–	(1,202)	–	–
Net earnings	**$ 42,669**	$ 48,831	$ 103,029	$ 91,637	$ 40,802
Diluted Earnings per Common Share:					
Earnings from continuing operations	**$ 0.77**	$ .88[2]	$ 2.20	$ 2.01	$ .90
Discontinued operations, net of tax and minority interest	**0.07**	.09	–	–	–
Cumulative effect of change in accounting principle, net of tax	**–**	–	(.03)	–	–
Net earnings	**$ 0.84**	$ .97	$ 2.17	$ 2.01	$ .90
Weighted average diluted shares outstanding	**50,572,173**	50,178,515	47,386,892	45,500,163	45,229,586
Cash Dividends Declared – Class A and Class B	**$ .3300**	$ .2300	$ .1867	$ .1533	$ .1267

	January 31,				
	2004	2003	2002	2001	2000
(in thousands)					
Financial Position:					
Consolidated assets	**$ 5,895,072**	$5,092,629[3]	$ 4,432,194	$ 4,033,599	$3,666,355
Real estate portfolio, at cost	**$ 5,101,587**	$4,474,137	$ 3,944,153	$ 3,590,219	$3,206,642
Long-term debt, primarily nonrecourse mortgages	**$ 4,010,827**	$3,371,757	$ 2,894,998	$ 2,849,812	$2,555,594

(1) Effective January 31, 2004, Equity in Earnings of Unconsolidated Real Estate Entities, which was formerly included in Revenues, is now presented separately on the Company's Consolidated Statement of Earnings on a separate line item below total expenses. Amounts for the years ended January 31, 2003, 2002, 2001 and 2000 have been reclassified accordingly.

(2) The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". Amounts presented have been reclassified for properties disposed of during the year ended January 31, 2004.

(3) The Company has restated the prior period financial statements for the year ended January 31, 2003 resulting from changes in technical application of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" for retained interest. See Note A on page 50 for further discussion.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

CORPORATE DESCRIPTION

We principally engage in the ownership, development, management and acquisition of commercial and residential real estate throughout the United States. We operate through four Strategic Business Units. The Commercial Group, the largest business unit, owns, develops, acquires and operates regional malls, specialty/urban retail centers, office buildings, hotels and mixed-use projects. New York City operations through our partnership with Forest City Ratner Companies are part of the Commercial Group. The Residential Group owns, develops, acquires and operates residential rental property, including upscale and middle-market apartments, adaptive re-use developments and supported-living facilities. Real Estate Groups are the combined Commercial and Residential Groups. The Land Development Group acquires and sells both land and developed lots to residential, commercial and industrial customers. It also owns and develops land into master-planned communities and mixed-use projects. The Lumber Trading Group, a wholesaler, sells lumber to customers in all 50 states and Canadian provinces. We have $5.9 billion of assets in 20 states and the District of Columbia. Core markets include New York City, Denver, Boston, Washington D.C., Philadelphia and California. Our Corporate headquarters is in Cleveland, Ohio.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements include our accounts and all majority-owned subsidiaries where we have financial or operational control. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related notes. In preparing these financial statements, we have identified certain critical accounting policies which are subject to judgment and uncertainties. We have used our best judgment to determine estimates of certain amounts included in the financial statements as a result of these policies, giving due consideration to materiality. As a result of uncertainties surrounding these events at the time the estimates are made, actual results could differ from these estimates causing adjustments to be made in subsequent periods to reflect more current information. The accounting policies that we believe contain uncertainties that are considered critical to understanding the consolidated financial statements are discussed below. Our management reviews and discusses the policies below on a regular basis. These policies have also been discussed with our audit committee of the Board of Directors.

Allowance for Doubtful Accounts and Reserves on Notes Receivable - We record allowances for probable uncollectible rent receivables from commercial tenants based on an estimate of the amount of the receivables that will not be realized from cash receipts in subsequent periods. This estimate is calculated based on a three year history of early tenant lease terminations as well as an estimate for expected activity of current tenants in the case of the straight-line rent adjustments. There is a risk that our estimate of the expected activity of current tenants may not accurately reflect future events. If the estimate does not accurately reflect future tenant vacancies, the reserve for straight-line rent receivable may be over or understated by the actual tenant vacancies that occur. We estimate the allowance for notes receivable based on our assessment of the collectiblity of the note. Our assessment of collectibility is based largely on expected future cash flows estimated to be paid to our limited partners. If our estimate of expected future cash flows does not accurately reflect actual events, our reserve on notes receivable may be over or understated by the actual cash flows that occur. Our allowance for doubtful accounts at January 31, 2004, 2003 and 2002 was $28,814,000, $30,666,000 and $33,506,000, respectively.

During the years ended January 31, 2004, 2003 and 2002, we reduced reserves previously recorded on certain notes receivable at certain syndicated residential properties. These reserves were reduced due to the occurrence of a series of events (see note B on page 57). In the course of evaluation of these events and their effect on the collectibility of the notes, we used estimates. These estimates included, but were not limited to, estimated appraisal values as well as future cash flows at these properties. These estimates can be affected by market conditions at the time that will not only affect the appraisal value but operating cash flow projections. Had different estimates been applied, the amount of the reserves reversed might have been different than the amounts actually recorded. For the years ended January 31, 2004, 2003 and 2002, we reduced reserves of $10,418,000, $5,317,000 and $26,335,000, respectively.

Economic Lives - Depreciation and amortization is generally computed on a straight-line method over the estimated useful life of the asset. Subsequent tenant improvements are amortized over the life of the tenant's lease. The estimated useful lives of buildings and first generation tenant allowance are primarily 50 years. This estimate is based on the length of time the asset is expected to generate positive operating cash flows. Actual events and circumstances can cause the life of the building to be different than the estimates made. Additionally, lease terminations can affect the economic life of the tenant improvements. We believe the estimated useful lives of fixed assets are reasonable and follow industry standards.

Asset Impairment - We review our investment portfolio to determine if its carrying costs will be recovered from future cash flows whenever events or changes indicate that recoverability of long-lived assets may not be assured. In cases where we do not expect to recover our carrying costs, an impairment loss is recorded as a provision for decline in real estate for assets in our real estate portfolio pursuant to the guidance established in FASB No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." As part of the analysis to determine if an impairment loss has occurred we are required to make estimates to determine future operating cash flows. If different estimates are applied in determining future operating cash flows, such as occupancy rates and rent and expense increases, we may not record an impairment loss, or may record a greater impairment loss on a property.

Allowance for Projects Under Development - The Company records an allowance for development project write-offs for its Projects Under Development (included in Real Estate, at Cost on its Consolidated Balance Sheets). Specific projects are written off against this allowance when it is determined by management that the project will not be developed. The allowance is periodically adjusted based on the Company's actual development project write-off history. These adjustments are recorded to Operating Expenses in the Company's Consolidated Statements of Earnings.

Variable Interest Entities - Effective February 1, 2004, we plan to adopt FIN No. 46 (R) "Consolidation of Variable Interest Entities" (FIN No. 46 (R)). Under FIN No. 46 (R), we will be required to consolidate a variable interest entity (VIE) if our interest in the VIE is such that we will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, or both. Calculating expected losses and/or expected residual returns involves estimating expected future cash flows. If different estimates are applied in determining future cash flows, such as the probability of the future cash flows and the risk free rate, we may incorrectly conclude on the consolidation method of an entity.

RESULTS OF OPERATIONS

We report our results of operations by each of our four strategic business units as well as our corporate activities as we believe this provides the most meaningful understanding of our financial performance.

Overview

We are a fully-integrated real estate company principally engaged in the ownership, development, acquisition and management of commercial and residential real estate throughout the United States. Our portfolio includes interests in retail centers, apartment communities, office buildings and hotels. We believe that our Company benefits from our geographic focus and product diversity. Our products are focused in our core markets, which include New York City, Denver, Boston, Washington, D.C., Philadelphia and California. These are growing urban markets with high barriers to entry where we have successfully gained access to large, complex commercial, residential and mixed-use projects. As a result of an ongoing effort to increase property concentration in the core markets, these markets now account for 67 percent of our current portfolio. We expect this concentration to increase as 93 percent of the total projects opened or acquired during 2003, and 96 percent of the projects under construction as of the end of 2003 are in these markets.

During 2003, we opened Short Pump Town Center in Richmond, Virginia, our first open-air regional lifestyle center, Worth Street, our first rental apartment building in Manhattan, and began to develop University of Pennsylvania in Philadelphia, our first biotechnology-related development opportunity outside of the Boston market.

Other significant milestones occurring during 2003 included:
- Completing 13 project openings and acquisitions,
- Closing $1.2 billion in mortgage financing transactions at attractive interest rates.
- Being awarded the exclusive right to negotiate for the mixed-use redevelopment of Southeast Federal Center in Washington, D.C.,
- Announcing plans for Brooklyn Atlantic Yards, a long-term mixed-use urban development project whose main attraction is expected to be a new sports and entertainment arena,
- Being selected to negotiate for the rights to develop our first military families housing community in Hawaii, and
- Taking control of The New York Times headquarters site.

In the second quarter of 2003, we completed a $300 million, 7.625% Senior Note offering due in 2015. In February 2004, we completed a $100 million, 7.375% Senior Note offering due in 2034. Both offerings lowered the cost of our fixed-rate corporate debt by approximately 100 basis points and extended the average maturities of our corporate debentures to 16 years.

Additionally, in the first quarter of fiscal 2004, we renegotiated our corporate credit facility. The expansion to $450 million represents a $150 million increase in availability in our credit line. The new facility matures in 2007 with annual renewal options.

All three of these transactions significantly improved our liquidity and long-term financial flexibility.

Even though consumer sentiment improved during 2003, low job growth across our markets continues to affect both our commercial and residential businesses. Furthermore, the record-low interest rates, which are spurring home sales and causing residential rental vacancies and rent rate reductions, continue to have a negative impact on our apartment business. As a result, we believe any meaningful economic recovery is unlikely in the short term.

We are, therefore, cautiously optimistic as we move into 2004. We fully expect that 2004 will be just as challenging as 2003. At the same time, we have a track record of past successes and a strong pipeline of future opportunities which preserves our optimism. We are clearly in a position of strength, with a balanced portfolio concentrated in the product types and geographic markets that offer many exciting, financially rewarding opportunities.

Net Earnings - Net Earnings for the Company for the year ended January 31, 2004 were $42,669,000 versus $48,831,000 and $103,029,000 for the years ended January 31, 2003 and 2002, respectively. The decrease in net earnings in the year ended January 31, 2004 compared to the prior year is primarily the result of a one-time expense of $6,942,000, net of tax, related to our public offering of senior notes completed in May 2003. The decrease in net earnings in the year ended January 31, 2003 compared to the prior year of $54,198,000 is primarily attributable to the gain on disposition of operating properties and other investments, net of tax, of $55,076,000 in the year ended January 31, 2002.

Summary of Segment Operating Results - The following tables present a summary of revenues, operating expenses and interest expense incurred by each segment for the years ended January 31, 2004, 2003 and 2002, respectively. See discussion of these amounts in Results of Operations by Segment in the narratives below.

	Years Ended January 31,					
	2004		2003		2002	
			(in thousands)			
Revenues						
Commercial Group	$	**638,070**	$	585,065	$	551,029
Residential Group		**169,547**		127,295		145,560
Land Development Group		**90,179**		71,175		45,421
Lumber Trading Group		**123,249**		97,060		115,728
Corporate Activities		**543**		1,142		506
Total Revenues	$	**1,021,588**	$	881,737	$	858,244
Operating Expenses						
Commercial Group	$	**345,914**	$	314,694	$	321,602
Residential Group		**97,190**		73,634		80,205
Land Development Group		**58,474**		42,974		27,672
Lumber Trading Group		**110,139**		91,121		104,955
Corporate Activities		**24,690**		17,683		18,083
Total Operating Expenses	$	**636,407**	$	540,106	$	552,517
Interest Expense						
Commercial Group	$	**135,851**	$	123,087	$	122,443
Residential Group		**29,288**		21,968		23,483
Land Development Group		**3,098**		785		1,010
Lumber Trading Group		**3,302**		2,655		3,131
Corporate Activities		**26,583**		25,732		28,513
Total Interest Expense	$	**198,122**	$	174,227	$	178,580

Commercial Group

Revenues -Revenues for the Commercial Group increased by $53,005,000 or 9.1% in the year ended January 31, 2004 compared to the year ended January 31, 2003. These increases are primarily the result of:
- Opening of new properties as noted in the first table below totaling $40,216,000.
- Increase in commercial land sales of $16,301,000 primarily due to the sale of land in Queens, New York.
- Increase in our hotel portfolio of $6,241,000 primarily due to the May 2002 re-opening of the *Embassy Suites Hotel* located in Manhattan, New York.

These increases in revenues were partially offset by the following decreases:
- Non-recurring lease termination fee income of $7,540,000 received in 2002 at a retail center in New York City.
- Disposition of *Courtland Center*, a 458,000 square-foot retail center located in Flint, Michigan and *Bay Street*, a 16,000 square-foot retail center located in Staten Island, New York totaling $6,437,000 in the fourth quarter of 2002.
- Decrease of $1,118,000 which represents a decrease in insurance proceeds from the *Embassy Suites* compared to 2002.

The balance of the remaining increase in revenues of approximately $4,200,000 is generally due to fluctuations in mature properties.

Revenues for the Commercial Group increased by $34,036,000 or 6.2% in 2002 compared to 2001. These increases are primarily the result of:
- The opening of new properties and acquisitions made as noted in the second table below totaling $43,136,000.
- Increases in revenues of $4,671,000 as a result of the expansion at the *Sheraton Station Square Hotel* located in Pittsburgh, Pennsylvania.
- Increase of $9,099,000 in our remaining hotel portfolio due to a partial recovery of the travel industry from fiscal 2001.
- Lease termination fee income of $7,540,000 at a retail center in New York City.
- Increase in construction fees at *Twelve MetroTech Center* of $6,391,000. In the second quarter of 2001, we broke ground on *Twelve MetroTech Center* in Brooklyn, New York and, when complete in 2005, this building will have 32 stories totaling over 1,100,000 square feet owned in condominium by us and the City of New York.
- Increase of $1,528,000 in garage and warehouse revenue at *Station Square* primarily due to the impact of the opening of *Bessemer Court*, both of which are located in Pittsburgh, Pennsylvania.

These increases in revenues were partially offset by the following decreases:

- Property dispositions in 2001 of *Tucson Mall* in Tucson, Arizona and *Bowling Green Mall* in Bowling Green, Kentucky, reducing comparable revenues by $11,540,000.
- Non-recurring sale in 2001 totaling $7,950,000 of a non-operating property at *Ballston Common Mall* in Arlington, Virginia and the sale of a participating interest in a regional mall.
- Decrease of $6,325,000 as a result of *Bay Street* and *Courtland Center* being classified as discontinued operations in 2002.
- Non-recurring retail lease termination fee in 2001 of $3,500,000.
- Payment of past due rentals from a former tenant of $918,000 which was received in 2001 at *Hunting Park* in Philadelphia, Pennsylvania that did not recur in 2002.
- Decreased commercial land sales of $472,000.

The balance of the remaining decrease in revenue in the Commercial Group of approximately $7,600,000 was generally due to fluctuations in mature properties.

Operating and Interest Expenses - Operating expenses increased $31,220,000 or 9.9% in 2003 compared to 2002. The increase in operating expenses was primarily attributable to:

- Costs associated with the opening of new properties of $12,787,000 as noted in the first table below.
- Increase in costs relating to commercial land sales of $15,312,000 primarily due to the sale of *Metropolitan.*
- Increase in project write-offs of abandoned development projects of $5,338,000 compared to 2002.
- Greater operating costs of $5,067,000 in our hotel portfolio primarily due to the re-opening of the *Embassy Suites Hotel* in May 2002.

These increases in operating expenses were partially offset by the following decreases:

- Dispositions of *Courtland Center* and *Bay Street* in the fourth quarter of 2002 reducing comparable revenues by $3,026,000.
- A participation payment of $1,693,000 in 2002 associated with the ground lease at the *Richards Building* located in University Park at MIT in Cambridge, Massachusetts that did not recur in 2003.

The balance of the remaining decrease in operating expenses of approximately $2,600,000 was generally due to fluctuations in mature properties.

Interest expense for the Commercial Group increased by $12,764,000 or 10.4% in 2003 compared to 2002. The increase is primarily attributable to the net increase in interest expense from the opening of new properties which exceeded the decrease in asset dispositions in 2003 and 2002 as previously such costs were capitalized.

Operating expenses decreased $6,908,000 or 2.1% in 2002 compared to 2001. The decrease in operating expenses was primarily attributable to:

- Decrease in abandoned development project write-offs of $15,858,000 compared to 2001.
- Dispositions of *Tucson Mall* and *Bowling Green Mall* in 2001 reducing comparable expenses by $6,846,000.
- Decreases in costs totaling $4,300,000 due to a sale in 2001 of a non-operating property and participating interest in a specialty retail center.
- Decrease of $3,322,000 for *Bay Street* and *Courtland Center* which in 2002 are being shown as discontinued operations.
- Decrease of $1,965,000 for lease buy-out costs in the retail portfolio.
- Charges totaling $945,000 in 2001 resulting from our newly assumed management of the theater operations at *Columbia Park Center*, an urban retail center in North Bergen, New Jersey.

These decreases in operating expenses were partially offset by the following increases:

- The openings of new properties and acquisitions made of $15,053,000 as noted in the second table below.
- Increased operating costs of $11,485,000 at three hotels due to the impact of the expansion at *Sheraton Station Square* Hotel and as a result of our take over of the restaurant operations at *Hilton Times Square Hotel* and *Embassy Suites Hotel* both located in Manhattan, New York.
- Increased expenses of $1,835,000 were also noted in the remainder of our hotel portfolio compared to last year due to increased occupancy rates.
- Accrual of $1,834,000 for a settlement to the prior manager and related obligations of the restaurant operations at our two New York hotels.
- Increase in costs of $2,425,000 relating to commercial land sales.
- Increase in participation payment of $2,321,000 associated with the ground lease at the *Richards Building* compared to 2001.
- Increase in operating costs of $913,000 at *Station Square* garage and warehouse operations due to the opening of *Bessemer Court.*

The balance of the decrease in operating expenses of approximately $9,500,000 was due to fluctuations in operating costs at mature properties.

Interest expense for the Commercial Group increased by $644,000 or .5% in 2002 compared to 2001. The increase is primarily attributable to increased borrowings during 2002.

The following table presents the significant increases in revenues and operating expenses incurred by the Commercial Group for newly opened properties for 2003 compared to 2002 (dollars in thousands):

Property	Location	Qtr./Year Opened	Sq. Ft.	Revenues	Operating Expenses
Retail Centers:					
Woodbridge Crossing	Woodbridge, NJ	Q3 - 2002	284,000	$ 2,274	$ 1,067
Harlem Center	Manhattan, NY	Q3 - 2002	126,000	3,282	631
Promenade in Temecula	Temecula, CA	Q3 - 2002	249,000	2,286	929
Station Square - Bessemer Court	Pittsburgh, PA	Q2 - 2002	52,000	696	389
Quebec Square	Denver, CO	Q2 - 2002	691,000	1,917	766
Office Buildings:					
Harlem Center	Manhattan, NY	Q4 - 2003	146,000	734	227
Fifteen MetroTech Center	Brooklyn, NY	Q2 - 2003	653,000	13,493	3,467
40 Landsdowne Street	Cambridge, MA	Q2 - 2003	215,000	6,295	1,729
88 Sidney Street	Cambridge, MA	Q2 - 2002	145,000	3,740	1,644
35 Landsdowne Street	Cambridge, MA	Q2 - 2002	202,000	5,499	1,938
Total				$ 40,216	$ 12,787

The following table presents the significant increases in revenues and operating expenses incurred by the Commercial Group for newly-opened or acquired properties for 2002 compared to 2001 (dollars in thousands):

Property	Location	Qtr./Year Opened	Sq. Ft.	Revenues	Operating Expenses
Retail Centers:					
Woodbridge Crossing	Woodbridge, NJ	Q3 -2002	284,000	$ 1,736	$ 1,792
Harlem Center	Manhattan, NY	Q3 -2002	126,000	1,426	234
Promenade in Temecula	Temecula, CA	Q3 -2002	249,000	1,269	457
Station Square - Bessemer Court	Pittsburgh, PA	Q2 -2002	52,000	1,008	535
Quebec Square	Denver, CO	Q2 -2002	691,000	664	305
Galleria at South Bay (a)	Redondo Beach, CA	Q3 -2001	955,000	15,140	6,179
Queens Place	Queens, NY	Q3 -2001	455,000	7,179	2,595
Office Buildings:					
88 Sidney Street	Cambridge, MA	Q2 -2002	145,000	4,940	723
35 Landsdowne Street	Cambridge, MA	Q2 -2002	202,000	4,662	749
65/80 Landsdowne Street	Cambridge, MA	Q3 -2001	122,000	5,112	1,484
Total				$ 43,136	$ 15,053

(a) Acquired property.

Residential Group

Revenues - Revenues for the Residential Group increased by $42,252,000, or 33.2%, in 2003 compared to 2002. These increases were primarily the result of:

- Opening and acquisition of new properties as noted in the first table below totaling $17,557,000.
- Increase of $10,845,000 due to consolidation of several properties that were previously accounted for on the equity method of accounting due to amendments in the partnership agreements.
- Increase due to the recognition in 2003 of contingent interest income of $5,300,000 from an unreserved participating note receivable at a syndicated property.
- Increase of $3,113,000 from the sale of a parcel of land in Long Island, New York.

The balance of the remaining increase of approximately $5,400,000 is generally due to fluctuations in mature properties.

Revenues for the Residential Group decreased by $18,265,000, or 12.5%, in 2002 compared to 2001. These decreases were primarily the result of:

- Decrease of $21,469,000 related to the reduction of reserves for notes receivable and related accrued interest from syndications (reduction of reserves for 2002 was $4,866,000 compared to $26,335,000 for 2001).
- Decrease of $13,208,000 related to the disposition of three properties in the current year (see discussion of Discontinued Operations on page 30).
- Decrease of $4,568,000 due to dispositions of four apartment complexes as noted in the third table below.
- Decrease of $996,000 from land sales.

These decreases were partially offset by:
- Opening and acquisition of new properties as noted in the second table below totaling $21,829,000.

Operating and Interest Expenses - Operating expenses for the Residential Group increased by $23,556,000, or 32%, in 2003 compared to 2002. These increases were primarily the result of:

- Costs associated with the opening and acquisition of new properties as noted in the first table below totaling $6,878,000.
- Increase in cost of $5,926,000 due to consolidation of several properties that were previously accounted for on the equity method of accounting due to amendments in the partnership agreements.
- Increase in cost of $3,600,000 related to the sale of a parcel of land in Long Island, New York.
- Increase in project write-offs of abandoned development projects totalling $2,963,000 compared to 2002.

The balance of the remaining increase in expenses of approximately $4,819,000 is generally due to fluctuations in mature properties.

Interest expense for the Residential Group increased by $7,320,000 or 33.3%, for 2003 compared to 2002. Interest expense increased by $3,319,000 due to the consolidation of several properties which were previously accounted for on the equity method of accounting due to amendments in the partnership agreements. The remaining increase of $4,001,000 is primarily the result of interest expense related to properties opened and acquired in 2003.

Operating expenses for the Residential Group decreased $6,571,000 or 8.2% for 2002 compared to 2001. These decreases were primarily the result of:

- Decrease in expense of $2,523,000 due to disposition of four apartment complexes as noted in the third table below.
- Decrease in project write-offs of abandoned development projects totaling $11,149,000 compared to 2001.
- Decrease of approximately $9,000,000 related to the disposition of three properties in the current year (see discussions of Discontinued Operations on page 30).

These decreases in expenses were partially offset by the following increases:
- Costs associated with the opening and acquisition of new properties as noted in the second table below totaling $15,459,000.

The balance of the remaining increase of approximately $643,000 is generally due to fluctuations in mature properties.

Interest expense for the Residential Group decreased by $1,515,000, or 6.5%, for 2002 compared to 2001. The decrease is primarily the result of the lower variable interest rates.

The following table presents the significant increases (decrease) in revenues and operating expenses incurred by the Residential Group for newly opened or acquired properties for 2003 compared to 2002 (dollars in thousands):

Openings/Acquisitions

Property	Location	Qtr./Year Opened	No. of Units	Revenues	Operating Expenses
Cherrywood Village [a]	Denver, CO	Q3-2003	360	$ 706	$ 331
Ranchstone [a]	Denver, CO	Q3-2003	368	743	382
Consolidated-Carolina	Richmond, VA	Q2-2003	158	490	409
Southfield [a]	White Marsh, MD	Q4-2002	212	2,049	764
Landings of Brentwood [a]	Nashville, TN	Q2-2002	724	2,240	1,054
Heritage	San Diego, CA	Q1-2002	230	2,514	436
Sterling Glen of Center City (formerly Chancellor Park) [a]	Philadelphia, PA	Q1-2002	135	769	(698)

Federally Assisted Housing (FAH) Properties

Property	Location	Qtr./Year Opened	No. of Units	Revenues	Operating Expenses
Grove [a]	Ontario, CA	Q3-2003	101	477	226
Independence Place II [a]	Parma Hts., OH	Q1-2003	201	1,261	784
Plymouth Square [a]	Detroit, MI	Q1-2003	280	2,828	1,229
Carl D. Perkins [a]	Pikeville, KY	Q3-2002	150	609	512
Autumn Ridge	Sterling Hts., MI	Q2-2002	251	1,181	580
Tower 43 [a]	Kent, OH	Q2-2002	101	359	291
Cambridge Towers [a]	Detroit, MI	Q2-2002	250	772	268
Coraopolis Towers [a]	Coraopolis, PA	Q2-2002	200	351	134
Donora Towers [a]	Donora, PA	Q2-2002	103	208	176
Total				$ 17,557	$ 6,878

(a) Acquired property.

The following table presents the significant increases in revenues and operating expenses incurred by the Residential Group for newly opened or acquired properties for 2002 compared to 2001 (dollars in thousands):

Openings/Acquisitions

Property	Location	Qtr./Year Opened	No. of Units	Revenues	Operating Expenses
Southfield [a]	White Marsh, MD	Q4-2002	212	$ 186	$ 155
Landings of Brentwood [a]	Nashville, TN	Q2-2002	724	4,192	1,946
Heritage	San Diego, CA	Q1-2002	230	1,059	1,208
Sterling Glen of Center City (formerly Chancellor Park) [a]	Philadelphia, PA	Q1-2002	135	4,255	4,796
Sterling Glen of Darien (formerly Stony Brook Court) [a]	Darien, CT	Q3-2001	86	3,545	2,082
Sterling Glen of Bayshore (formerly Pine Cove) [a]	Bayshore, NY	Q3-2001	85	3,155	2,656

FAH Properties

Property	Location	Qtr./Year Opened	No. of Units	Revenues	Operating Expenses
Carl D. Perkins [a]	Pikeville, KY	Q3-2002	150	400	168
Autumn Ridge [a]	Sterling Hts., MI	Q2-2002	251	1,171	501
Tower 43 [a]	Kent, OH	Q2-2002	101	338	268
Cambridge Towers [a]	Detroit, MI	Q2-2002	250	1,759	791
Coraopolis Towers [a]	Coraopolis, PA	Q2-2002	200	1,191	570
Donora Towers [a]	Donora, PA	Q2-2002	103	578	318
Total				$ 21,829	$ 15,459

(a) Acquired property.

The following table presents the significant decreases in revenues and operating expenses incurred by the Residential Group for disposed properties for 2002 compared to 2001 (dollars in thousands):

<u>Disposals</u>

Property	Location	Qtr./Year Disposed	No. of Units	Revenues	Operating Expenses
Palm Villas	Henderson, NV	Q3-2001	350	$ 1,984	$ 981
Whitehall Terrace.	Kent, OH	Q3-2001	188	813	352
Oaks	Bryan, TX	Q3-2001	248	902	699
Peppertree	College Station, TX	Q3-2001	208	869	491
Total				**$ 4,568**	**$ 2,523**

Land Development Group

Revenues - Sales of land and related gross margins vary from period to period depending on market conditions relating to the disposition of significant land holdings. Revenues for the Land Development Group increased by $19,004,000 in 2003 compared to 2002. This increase is primarily the result of the following.

- Sale of the entire *Hawk's Haven* subdivision in Ft. Myers, Florida for approximately $30,000,000.

- Combined revenue increases of $7,959,000 primarily at *Stapleton* in Denver, Colorado and several smaller sales increases at various land development projects.

These increases were partially offset by:
- Combined decreases of $18,955,000 primarily at three major land development projects, *Central Station* in Chicago, Illinois, *Willowbrook* in Twinsburg, Ohio, *Waterbury* in North Ridgeville, Ohio and several smaller sales decreases at various land development projects. These decreases were primarily related to normal declines in sales volume combined with a one time land sale at *Willowbrook*, and a decrease in preferred return earned on partner advances at *Central Station*.

Revenues for the Land Development Group increased by $25,754,000 in 2002 compared to 2001. These increases are primarily the result of the following.
- Increases in land sales of approximately $38,400,000 at five major land development projects: *Stapleton*, *Central Station*, *Willowbrook*, *New Haven* in Barberton, Ohio and *Waterbury*, combined with several smaller sales increases at various land development projects.

These increases were partially offset by:
- Combined decreases of $12,619,000 at four major land development projects: *Chestnut Lakes* in Elyria, Ohio, *Westwood Lakes* in Tampa, Florida, *The Greens at Birkdale Village* in Huntersville, North Carolina and *Avalon* in North Ridgeville, Ohio and several smaller sales decreases at various land development projects. (*Westwood Lakes*, *The Greens at Birkdale Village* and *Avalon* properties have completely sold out.)

Operating and Interest Expenses - The fluctuation in Land Development Group operating expenses primarily reflects costs associated with land sales volume in each period. Operating expenses increased by $15,500,000 in 2003 compared to 2002. This increase is primarily due to:
- Cost of the *Hawk's Haven* subdivision sale of approximately $17,000,000.
- Combined increases of $7,222,000 at *Stapleton* and several smaller land development projects.

These increases were partially offset by:
- Combined decreases of $8,722,000 primarily at three major land development projects: *Central Station*, *Willowbrook* and *Waterbury* and several smaller sales decreases at various land development projects.

Operating expenses increased by $15,302,000 in 2002 compared to 2001. This increase is primarily due to:
- Increased combined expenses of $23,052,000 primarily at five land development projects: *Stapleton*, *Central Station*, *Willowbrook*, *New Haven* and *Waterbury* and several smaller expense increases at various land development projects.

These increases were primarily offset by:
- Combined decreases of $7,750,000 primarily at four land development projects: *Chestnut Lakes*, *The Greens at Birkdale*, *Westwood Lakes* and *Avalon* and several smaller expense decreases at various land development projects.

Interest expense increased by $2,313,000 in 2003 compared to 2002 and decreased by $225,000 in 2002 compared to 2001. Interest expense varies from year to year depending on the level of interest-bearing debt within the Land Development Group.

Lumber Trading Group

Revenues - Revenues for the Lumber Trading Group increased by $26,189,000 in 2003 compared to 2002. The increase was primarily due to a significant price increase in panel products, but also to some degree in lumber product prices, and the very favorable housing construction market supported by some of the lowest interest rates in over 40 years.

Revenues for the Lumber Trading Group decreased by $18,668,000 in 2002 compared to 2001. The decrease was primarily due to an extreme downward movement of commodity lumber prices. The downward movement was the result of an extreme oversupply situation which was magnified be a very strong U.S. dollar.

Operating and Interest Expenses - Operating expenses for the Lumber Trading Group increased by $19,018,000 in 2003 compared to 2002. This increase is due to higher variable expenses, primarily traders' commissions resulting from the increased revenue explained above. Interest expense increased $647,000 in 2003 compared to 2002 primarily due to increases in borrowing levels needed to support significantly higher accounts receivable and the higher interest rates associated with our new asset based lending facility.

Operating expenses for the Lumber Trading Group decreased by $13,834,000 in 2002 compared to 2001. These decreases are primarily due to a lower variable expense resulting from the decreased revenue explained above. Interest expense decreased $476,000 in 2002 compared to 2001 primarily due to a reduction in interest rates.

Corporate Activities

Revenues - Corporate Activities' revenues decreased $599,000 in 2003 compared to 2002 and increased $636,000 in 2002 compared to 2001. Corporate Activities' revenues consist primarily of interest income from investments and loans made by us and vary from year to year depending on interest rates and the amount of loans outstanding.

Operating and Interest Expenses - Operating expenses for Corporate Activities increased $7,007,000 in 2003 compared to 2002 and decreased $400,000 in 2002 compared to 2001. Operating expenses for 2003 increased over 2002 primarily as the result of certain expenditures incurred during the current year but not the prior year, including approximately $1,500,000 in consulting fees related to the Company's compliance with Section 404 of the Sarbanes-Oxley Act of 2002, an additional $1,000,000 in charitable contributions, consulting fees of approximately $500,000 related for tax deferral techniques and technology improvements, approximately $500,000 related to the Company's long-term strategic plan activities, approximately $2,000,000 in long-term incentive and severance accruals, and an increase in the cost of the Company's insurance program of approximately $1,000,000. Interest expense increased by $851,000 in 2003 compared to 2002 and decreased by $2,781,000 in 2002 compared to 2001 as a result of changes in levels of borrowings and changes in variable interest rates. Corporate Activities' interest expense consists primarily of interest expense on the Senior Notes and the long-term credit facilities that have not been allocated to a strategic business unit (see "Financial Condition and Liquidity").

Other Transactions

Early Extinguishment of Debt - On February 1, 2002 we adopted the provisions of SFAS No. 145, "Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13 on Technical Corrections" (SFAS No. 145), which requires gains or losses from early extinguishment of debt to be classified in operating income or loss. We previously recorded gains or losses from early extinguishment of debt as extraordinary items, net of tax, in its Statement of Earnings. For the year ended January 31, 2004, we recorded $190,000 relating to the disposition of *Laurels* and *Vineyards* as Loss on Early Extinguishment of Debt in Discontinued Operations. *Laurels* is a residential property located in Justice, Illinois, and *Vineyards* is a residential property located in Broadview Heights, Ohio. For the year ended January 31, 2004, we recorded $10,718,000 as Loss on Early Extinguishment of Debt. This amount is primarily the result of the payment in full of our $200,000,000, 8.5% senior notes due in 2008 at a premium of 104.25% for a loss on extinguishment of $8,500,000 for redemption premium and approximately $3,000,000 related to the write-off of unamortized debt issue costs. These changes were offset, in part, by net gains on early extinguishment of debt of approximately $800,000 on several residential properties.

For the year ended January 31, 2003, we reclassified $1,653,000 of early extinguishment of debt from Extraordinary Loss to Loss on Early Extinguishment of Debt to conform to the new guidance. These losses represented the impact of early extinguishment of nonrecourse debt in order to secure more favorable financing terms. We recorded extraordinary losses related to *Lofts at 1835 Arch*, a residential property located in Philadelphia, Pennsylvania, *Autumn Ridge* and *Cambridge Towers*, residential properties located in Michigan, *Regency Towers*, a residential property located in Jackson, New Jersey, and *Mount Vernon Square*, a residential property located in Alexandria, Virginia.

For the year ended January 31, 2002, we recorded $386,000 of Loss on Early Extinguishment of Debt. We recorded a gain of $1,054,000 related to *Enclave*, a residential property located in San Jose, California, and a loss of $1,440,000 related to *Mount Vernon Square*, a residential property located in Alexandria, Virginia.

Provision for Decline in Real Estate - During the years ended January 31, 2004, 2003 and 2002 we recorded a Provision for Decline in Real Estate totaling $3,238,000, $8,221,000 and $8,783,000. The provision represents the adjustment to fair market value of land held by the Residential group and a write-down to estimated fair value, less cost to sell, of *Hunting Park*, a retail center in Philadelphia.

Depreciation and Amortization - Depreciation and amortization increased $14,270,000 in 2003 compared to 2002 and $15,519,000 in 2002 compared to 2001. Depreciation and amortization increased for both years primarily as a result of acquisitions made and the opening of new properties offset by property dispositions and properties classified as dicontinued operations.

Equity in Earnings of Unconsolidated Entities - Effective January 31, 2004 we have reclassified equity in earnings of unconsolidated entities in the Consolidated Statement of Earnings from revenues to a separate line item below total expenses. Equity in earnings of unconsolidated entities was $31,751,000 for the year ended January 31, 2004 compared to $38,684,000 for the year ended January 31, 2003 representing a decrease of $6,933,000. This decrease is primarily the result of the following:
- Commercial
  - Decrease of a $1,441,000 related to a loss at *Short Pump Town Center* located in Richmond, Virginia which opened in the third quarter of 2003.
- Residential
  - Decrease of $4,151,000 occurred from the loss on sale of *Waterford Village* in Indianapolis, Indiana.
  - Decrease of $1,374,000 resulting from the loss of revenues during unit rehabilitation at *Kennedy Biscuit Lofts* in Cambridge, Massachusetts.
  - Decrease of $2,739,000 resulting from the consolidation of several properties that were reported as equity investments in prior years due to amendments to the partnership agreements.
- Land
  - Provision for decline in real estate of $4,621,000 recorded on a land development project in the fourth quarter of 2003. This impairment was the result of changes in our estimate of the project's net realizable value due to changes in sales projections as well as changes in our estimate of the overall recoverability of the project.
  - Decrease in land sales of $2,603,000 related to several land development projects, primarily *Seven Hills* in Henderson, Nevada compared to year 2002.

These decreases were partially offset by the following increases:
- Commercial
  - Increase of $3,684,000 as a result of outlot sales at three properties in 2003.
- Residential
  - Increase of $1,011,000 from the lease up of *Residences at University Park,* a development project located in Cambridge, Massachusetts.
- Land
- Increases in sales at several land development projects totaling $5,876,000, primarily *Ethans Green* in Twinsburg, Ohio and *Thornbury* in Solon, Ohio.

Equity in earnings of unconsolidated entities for the year ended January 31, 2003 was $38,684,000 compared to $48,326,000 for the year ended January 31, 2002, a decrease of $9,642,000. This decrease is primarily the result of the following:
- Commercial
  - Decrease of $2,541,000 for outlot sales at *Mall at Stonecrest* located in Atlanta, Georgia compared to 2001 sales.
  - Decrease of $1,700,000 related to land sales at *Chapel Hill Mall* located in Akron, Ohio, which did not recur in 2002.
- Residential
  - Decrease of $5,032,000 related to the 2001 sale of *Chapel Hill Towers* in Akron, Ohio.
  - Decrease of $2,112,000 at the *Enclave* in San Jose, California resulting from the over supply of rental property in the San Jose market.
  - Decrease due to loss of $1,674,000 relates to *Residences at University Park*, a new development project opened in Cambridge, Massachusetts in 2002.
- Land
  - Decreases of $4,010,000 related to land sales at *Central Station* located in Chicago, Illinois, compared to 2001.

These decreases were partially offset by the following increases:
- Commercial
  - Increase in earnings of $1,738,000 at *Mall of Robinson* located in Pittsburgh, Pennsylvania and *Mall at Stonecrest*, in Atlanta, Georgia due to full year of operations in 2002.
  - Increase in earnings of $1,173,000 due to the expansion of *Galleria at Sunset*, located in Henderson, Nevada in 2002.
- Residential
  - Increase of $1,358,000 from the lease up of *Classic Residence by Hyatt*, a newly constructed apartment community located in Yonkers, New York.

- Increase of $1,386,000 from the lease up of the *Lofts at 1835 Arch*, a newly constructed assisted living community located in Philadelphia, Pennsylvania.
- Increase of $793,000 from the lease up of the *Drake*, a newly rehabilitated apartment community located in Philadelphia, Pennsylvania.
- Land
  - Increase of $357,000 related to land sales at several land development projects.

(Loss) Gain on Disposition of Operating Properties - The following table summarizes the (loss) gain on disposition of operating properties and other investments by year.

	Years Ended January 31,		
	2004	2003	2002
Continuing Operations	*(in thousands)*		
Available-for-sale equity securities	$ (171)	$ (295)	$ (5,586)
Tucson Mall*................................Tucson, AZ	–	–	86,096
Palm Villas .... Henderson, NV	–	–	7,259
Bowling Green Mall*.................... Bowling Green, KY	–	–	1,892
Peppertree .... College Station, TX	–	–	1,682
Whitehall Terrace*............................ Kent, OH	–	–	1,105
The Oaks .... Bryan, TX	–	–	(1,010)
Other	–	–	(329)
	(171)	(295)	91,109
Discontinued Operations			
Laurels* ....Justice, IL	4,249	–	–
Vineyards*.......................... Broadview Hts., OH	2,109	–	–
Trowbridge .... Southfield, MI	538	–	–
Courtland Center .... Flint, MI	–	7,087	–
Bay Street............................ Staten Island, NY	–	125	–
Other	(127)	(243)	–
	6,769	6,969	–
Total	$ 6,598	$ 6,674	$ 91,109

*Sold in a tax-deferred exchange. The proceeds were reinvested through an intermediary in the acquisition of a replacement property through an intermediary.

Income Taxes - Income tax expense totaled $28,799,000, $32,048,000 and $63,334,000 in 2003, 2002 and 2001, respectively. At January 31, 2004, we had a net operating loss carryforward for tax purposes of $27,645,000 (generated primarily from the impact of tax depreciation expense from real estate properties on our net earnings) that will expire in the years ending January 31, 2022 through January 31, 2024, General Business Credit carryovers of $8,238,000 that will expire in the years ending January 31, 2005 through 2024 and Alternative Minimum Tax ("AMT") carryforward of $31,515,000 that is available until used to reduce Federal tax to the AMT amount. Our policy is to consider a variety of tax-deferral strategies, using mostly tax free exchanges, when evaluating our future tax position.

Discontinued Operations - We adopted the provisions of Statement of Financial Accounting Standard (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective February 1, 2002. This standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It also retains the basic provisions for presenting discontinued operations in the income statement but broadened the scope to include a component of an entity rather than a segment of business. Pursuant to the definition of a component of an entity in SFAS No. 144, assuming no significant continuing involvement, all earnings of properties which have been sold or held for sale are reported as discontinued operations. We consider assets held for sale when the transaction has been approved by the appropriate level of management and there are no contingencies related to the sale that may prevent the transaction from closing. In most transactions, these contingencies are not satisfied until the actual closing of the transaction, and, accordingly, the property is not identified as held for sale until the closing actually occurs. However, each potential transaction is evaluated based on its separate facts and circumstances. Three properties are classified as discontinued operations in the Statement of Earnings for the year ended January 31, 2004. Five properties classified as discontinued operations were reclassified as such in the Statement of Earnings for the year ended January 31, 2003. Due to the immateriality of the operating results for the year ended January 31, 2002, no reclassification was made in the Statement of Earnings for that year.

Included in discontinued operations for the year ended January 31, 2004 are three properties: *Trowbridge*, *Vineyards* and *Laurels*. *Trowbridge*, located in Southfield, Michigan, has 305 supported living units, and its deed was accepted by its lender in lieu of foreclosure in April 2003. *Vineyards*, a 336-unit apartment complex in Broadview Heights, Ohio and *Laurels*, a 520-unit apartment complex in Justice, Illinois, were both sold during the third quarter ended October 31, 2003. *Trowbridge*, *Vineyards* and *Laurels* were previously included in the Residential Group.

Included in discontinued operations for the year ended January 31, 2003 are five properties: *Bay Street, Courtland Center, Trowbridge, Vineyards* and *Laurels. Bay Street*, a 16,000 square-foot retail center located in Staten Island, New York, was sold in the fourth quarter ended January 31, 2003. *Courtland Center*, a 458,000 square-foot retail center located in Flint, Michigan, was also sold during the fourth quarter ended January 31, 2003. *Bay Street* and *Courtland Center* were both previously included in the Commercial Group.

Operating results relating to assets sold are as follows.

	Years Ended January 31,		
	2004	2003(2)	2002(1)
		(in thousands)	
Revenues	$ 6,049	$ 18,817	$ 12,998
Expenses			
Operating expenses	4,535	12,101	6,994
Interest expense	1,033	2,922	3,505
Loss on early extinguishment of debt	190	–	–
Depreciation and amortization	781	3,752	1,753
	6,539	18,775	12,252
Gain on disposition of operating properties	6,769	6,969	–
Earnings before income taxes	6,279	7,011	746
Income tax expense			
Current	2,087	1,280	245
Deferred	226	997	115
	2,313	2,277	360
Earnings before minority interest	3,966	4,734	386
Minority interest	(269)	131	38
Net earnings from discontinued operations	$ 3,697	$ 4,865	$ 424

(1) Amounts at January 31, 2002 have not been restated as discontinued operations on the Consolidated Statement of Earnings and have been included here for informational purposes only.
(2) The Company has elected to restate the amounts at January 31, 2003 for the disposal of *Vineyards* and *Laurels* on the Consolidated Statement of Earnings.

FINANCIAL CONDITION AND LIQUIDITY
We believe that our sources of liquidity and capital are adequate to meet our funding obligations. Our principal sources of funds are cash provided by operations, the long-term credit facility, refinancings of nonrecourse mortgage debt, dispositions of mature properties and proceeds from the issuance of senior notes. Our principal use of funds are the financing of development and acquisitions of real estate projects, capital expenditures for our existing portfolio, payments on nonrecourse mortgage debt on real estate, payments on the long-term credit facility and retirement of senior notes previously issued. The discussion below under Senior Notes and Long-Term Credit Facility outline recent events that have significantly enhanced our liquidity and financial flexibility which will be important in our efforts to continue to develop and acquire quality real estate assets.

Senior Notes - On May 19, 2003, we issued $300,000,000 of our 7.625% senior notes due June 1, 2015 in a public offering under our shelf registration statement. Accrued interest is payable semi-annually on June 1 and on December 1. $208,500,000 of the proceeds from this offering were used to redeem all of the outstanding 8.5% senior notes originally due in 2008 at a redemption price equal to 104.25%. The remainder of the proceeds were used for offering costs of $8,151,000, to repay $73,000,000 outstanding under the revolving portion of the long-term credit facility and for general working capital purposes. These senior notes are unsecured senior obligations and rank equally with all existing and future unsecured indebtedness; however they are subordinated to all of our existing and future secured indebtedness and other liabilities of our subsidiaries, including the long-term credit facility. The indenture contains covenants providing, among other things, limitations on incurring additional debt and payment of dividends. The dividend limitation is not as restrictive as imposed by the Company's long-term credit facility (see below). These senior notes may be redeemed by us, at any time on or after June 1, 2008 at redemption prices beginning at 103.813% for the year beginning June 1, 2008 and systematically reduced to 100% in years thereafter.

On February 10, 2004, we issued $100,000,000 of 7.375% senior notes due February 1, 2034, in a public offering. Accrued interest is payable quarterly on February 1, May 1, August 1 and November 1. A portion of the net proceeds from this offering were used to pay off the outstanding balance of $56,250,000 under the long-term credit facility (see below). The senior notes are unsecured senior obligations and rank equally with all existing and future unsecured indebtedness; however, they are subordinated to all existing and future secured indebtedness and other liabilities of our subsidiaries, including the long-term credit facility. The indenture contains covenants providing, among other things, limitations on incurring additional debt and payment of dividends. The dividend limitation is not as restrictive as imposed by the Company's long-term credit facility (see below). These notes may be redeemed, in whole or in part, at any time on or after February 10, 2009 at a redemption price equal to 100% of their principal amount plus accrued interest.

Long-Term Credit Facility - The $350,000,000 long-term credit facility became effective on March 5, 2002 includes a $100,000,000 term loan and a $250,000,000 revolving line of credit. Outstanding balances are as follows:

	January 31,	
	2004	2003
	(in thousands)	
Term loan	$ **56,250**	$ 81,250
Revolving credit loans	–	54,000
Total	$ **56,250**	$ 135,250

The January 31, 2004 balance of $56,250,000 was paid in full on February 10, 2004 with a portion of the net proceeds from the $100,000,000 senior note offering (see above). The revolving credit facility was scheduled to mature in March 2006 and allowed for up to a combined amount of $40,000,000 in outstanding letters of credit or surety bonds ($33,939,000 and $26,788,000 in letters of credit and $-0- surety bonds outstanding at January 31, 2004 and 2003, respectively). Quarterly principal payments of $6,250,000 on the term loan commenced July 1, 2002.

Effective March 22, 2004, we increased our long-term credit facility to $450,000,000. The credit facility now includes a $450,000,000 revolving line of credit (with no term loan) that will mature in March 2007. The revolving line of credit allows up to a combined amount of $50,000,000 in outstanding letters of credit or surety bonds and has terms comparable to the previous credit facility.

The long-term credit facility provides, among other things, for: 1) at our election, interest rates of 2.125% over LIBOR or 1/2% over the prime rate (the last $50,000,000 of borrowings under the revolving loans bears interest at 2.75% over LIBOR or 3/4% over the prime rate); 2) maintenance of debt service coverage ratios and specified levels of net worth and cash flow (as defined in the credit facility); and 3) restrictions on dividend payments and stock repurchases. At January 31, 2004, retained earnings of $5,040,000 were available for payment of dividends. On March 5, 2004, the anniversary date of the long-term credit facility, this amount was reset to $20,000,000. Under the new agreement this limitation will be reset each March 22 to $30,000,000.

In order to mitigate the short-term variable interest rate risk on our long-term credit facility, we have purchased $147,882,000 of 5.00% LIBOR interest rate caps that mature on August 1, 2004.

Interest incurred and paid on the long-term credit facility was as follows:

	Years Ended January 31,		
	2004	2003	2002
	(in thousands)		
Interest incurred	**$4,645**	$7,033	$10,969
Interest paid	**$4,386**	$6,430	$11,540

Lumber Trading Group - The Lumber Trading Group is financed separately from the rest of our strategic business units. The financing obligations of Lumber Trading are without recourse to us. Accordingly, the liquidity of Lumber Trading Group is discussed separately below under "Lumber Trading Group Liquidity."

Mortgage Financings

Our primary capital strategy seeks to isolate the financial risk at the property level to maximize returns on our equity capital. All of our mortgage debt is nonrecourse including our construction loans. We operate as a C-corporation and retain substantially all of our internally generated cash flow. We recycle this cash flow, together with refinancing and property sale proceeds to fund new development and acquisitions that drive favorable returns for our shareholders. This strategy provides us with the necessary liquidity to take advantage of investment opportunities.

We are actively working to extend the maturities and/or refinance the nonrecourse debt that is coming due in 2004 and 2005, generally pursuing long-term fixed-rate debt for our stabilized properties. During the year ended January 31, 2004, we completed the following financings:

Purpose of Financing	
(in thousands)	
Refinancings	$ 642,895
Development projects (commitment)	393,675
Acquisition	66,793
Loan extensions/additional fundings	95,895
	$ 1,199,258
Reduction of mortgage debt due to property dispositions	$ 53,333

For maturing debt, we continue to seek long-term debt for those project loans which mature within the next 12 months as well as for those projects which will begin operation within the next 12 months, generally pursuing fixed-rate loans. For construction loans, we generally pursue floating-rate financings with maturities ranging from two to five years. Upon opening and achieving stabilized operations, we generally pursue long-term fixed rate financing.

Interest Rate Exposure

At January 31, 2004, the composition of nonrecourse mortgage debt was as follows:

	Amount	Rate [1]
	(dollars in thousands)	
Fixed..	$ 2,480,223	6.91%
Variable		
Taxable [2]	757,406	4.18%
Tax-Exempt	320,890	1.95%
UDAG	75,658	2.03%
	$ 3,634,177	5.80%

(1) Reflects weighted average interest rates including both the base index and lender margin.
(2) Taxable variable-rate debt of $757,406 as of January 31, 2004 is protected with LIBOR swaps and caps described below.
These LIBOR-based hedges protect the current debt outstanding as well as the anticipated increase in debt outstanding for projects currently under development or anticipated to be under development during the year ending January 31, 2005.

On January 31, 2004, the composition of nonrecourse mortgage debt (included in the figures above) related to projects under development is as follows:

	Amount
	(in thousands)
Variable	
Taxable .... $	139,246
Tax-Exempt...................	130,550
Fixed	31,210
Total .... $	301,006
Commitment from lenders........... $	**571,001**

To mitigate short-term variable interest rate risk, we have purchased London Interbank Offered Rate ("LIBOR") interest rate hedges for our mortgage debt portfolio as follows:

	Caps		Swaps [1]	
Period Covered	Amount	Average Rate	Amount	Average Rate
	(dollars in thousands)			
02/01/04 - 02/01/05 [2]..........	$ 785,771	5.18%	$ 523,387	2.63%
02/01/05 - 02/01/06	592,256	5.83%	336,136	3.38%
02/01/06 - 02/01/07	90,953	7.58%	395,605	3.50%
02/01/07 - 02/01/08	88,493	7.58%	142,733	4.09%

(1) Swaps include long-term LIBOR contracts that have an average initial maturity greater than six months.
(2) These LIBOR-based hedges as of February 1, 2004 protect the debt currently outstanding as well as the anticipated increase in debt outstanding for projects under development or anticipated to be under development during the year ending January 31, 2005.

Outside of lender hedging requirements that require the borrower to protect against significant fluctuations to interest rates, we generally do not hedge tax-exempt debt because, since 1990, the base rate of this type of financing has averaged 3.20% and has never exceeded 7.90%. As of January 31, 2004, we have $117,000,000 of tax-exempt caps at a weighted average strike rate of 6.80% that have maturities through January 2006.

Including properties accounted for under the equity method, a 100 basis point increase in taxable interest rates would increase the annual pre-tax interest cost for the next 12 months of our taxable variable-rate debt by approximately $3,200,000 at January 31, 2004. This increase is net of the protection provided by the interest rate swaps and long-term contracts in place as of January 31, 2004 and contemplates the effects of floors on $163,883,000 of LIBOR-based debt. A portion of our taxable variable rate debt is related to construction loans for which the interest expense is capitalized. Although tax-exempt rates generally increase in an amount that is smaller than corresponding changes in taxable interest rates, a 100 basis point increase in tax-exempt rates would increase the annual pre-tax interest cost for the next 12 months of our tax-exempt variable-rate debt by approximately $4,900,000 at January 31, 2004.

Lumber Trading Group Liquidity

Lumber Trading Group is separately financed with a three year revolving line of credit totaling $120,000,000 (with an ability to expand to $180,000,000) at January 31, 2004, which became effective on October 23, 2003. The outstanding balance of the prior credit facility of $58,931,000 was paid in full with the proceeds of the new revolving line of credit. At January 31, 2004, $64,815,000 was outstanding under this current revolving line of credit.

Borrowings under the bank line of credit are collateralized by all the assets of the Lumber Trading Group, bear interest at the lender's prime rate or LIBOR plus an applicable margin ranging from 1.75% to 2.25%, and have a fee of 0.25% to 0.5% per year on the unused portion of the available commitment. The LIBOR loan margin and unused commitment fee are based on an average quarterly borrowing base availability. The bank line of credit allows for outstanding letters of credit in the amount of the difference between the collateral balance available or the line limit (whichever is less) less the outstanding loan balance, with a maximum limit of $10,000,000. Outstanding letters of credit were $3,484,000 and $-0- at January 31, 2004 and 2003, respectively.

The Lumber Trading Group previously had a three-year securitization agreement, under which it was selling an undivided interest in a pool of receivables up to a maximum of $88,627,000 to a large financial institution. This securitization facility was repaid in full on October 15, 2003 using borrowing under the credit facility in place prior to October 23, 2003 and was not replaced.

To protect against risks associated with the variable interest rates on current and future borrowings on the revolving line of credit, the Lumber Trading Group entered into an interest rate swap on October 29, 2003 with a notional amount of $20,000,000. The swap fixes the LIBOR interest rate at 1.65% and is effective through January 31, 2005.

Recourse of this credit facility is limited to certain assets of the Lumber Trading Group. We believe that the amount available under this credit facility will be sufficient to meet the Lumber Trading Group's liquidity needs.

Cash Flows

Net cash provided by operating activities was $148,401,000, $203,719,000 and $81,981,000 for the years ended January 31, 2004, 2003 and 2002, respectively. The decrease in net cash provided by operating activities in the year ended January 31, 2004 compared to the prior year of $55,318,000 and the increase in net cash provided by operating activities in the year ended January 31, 2003 compared to the prior year of $121,738,000 are the result of the following:

	Years Ended January 31,			
	2004 vs	2003	2003 vs	2002
	(in thousands)			
Increase in operating revenue, excluding land sales	$ 104,024		$ 41,450	
(Increase) decrease in accounts receivable,				
primarily Lumber Trading Group	(74,178)		73,219	
Other	(279)		(1,032)	
Increase in rents and other revenues received		$ 29,567		$ 113,637
Increase (decrease) in cash distributions from				
unconsolidated entities		4,575		(9,388)
Increase in proceeds from land sales		3,829		28,605
Decrease (increase) in land development expenditures		14,536		(17,335)
Increase in operating expenses	(54,557)		(20,493)	
Increase in inventories	(8,110)		620	
Increase in operating escrow funds	(1,376)		(1,327)	
(Decrease) increase in accounts payable				
and accrued expenses	(23,393)		19,647	
Increase in operating expenditures		(87,436)		(1,553)
(Increase) decrease in interest paid		(20,389)		7,772
(Decrease) increase in cash provided by				
operating activities		**$ (55,318)**		**$ 121,738**

Net cash used in investing activities totaled $410,422,000, $592,745,000 and $213,286,000 for the years ended January 31, 2004, 2003 and 2002, respectively.

The net cash used in investing activities consists of the following:

	Years Ended January 31,		
	2004	2003	2002
	(in thousands)		
Capital expenditures*..	$ **(438,432)**	$ (552,305)	$ (425,991)
Net proceeds from disposition of operating properties and other investments			
2003: Primarily, *Vineyards*, an apartment complex in Broadview Heights, Ohio and *Laurels*, an apartment complex in Justice, Illinois	**2,549**	–	–
2002: Primarily, *Courtland Center*, a retail center located in Flint, Michigan and *Bay Street*, a retail center located in Staten Island, New York	–	25,913	–
2001: Primarily, *Tucson Mall* in Tucson, Arizona, and *Bowling Green Mall* in Bowling Green, Kentucky, and the following residential apartment properties: *Chapel Hill Towers* in Akron, Ohio, *Whitehall Terrace* in Kent, Ohio, *Peppertree* in College Station, Texas, *Palm Villas* in Henderson, Nevada and the *Oaks* in Bryan, Texas	–	–	190,011
Change in investments in and advances to real estate affiliates:			
Refinancing proceeds, net of investments made on behalf of the Company's partner in *Short Pump Town Center*, a lifestyle center in Richmond, Virginia	**38,204**	(42,285)	(15,780)
Refinancing and return on investment of *Mall at Stonecrest* in Atlanta, Georgia	**17,828**	2,164	4,718
Various development projects in New York City	**(26,702)**	(26,359)	(22,154)
Return on investment from *Mall at Robinson* in Pittsburgh, Pennsylvania .	**730**	9,576	5,674
Return on investment from *Galleria at Sunset* in Henderson, Nevada ..	–	–	10,408
Other	**(4,599)**	(9,449)	39,828
Subtotal...	**25,461**	(66,353)	22,694
Total	**$(410,422)**	$(592,745)	$(213,286)
*Capital expenditures were financed as follows:			
New nonrecourse mortgage indebtedness	**$391,554**	$394,867	$267,001
Borrowings under the long-term credit facility (see next page)	**19,000**	157,438	24,500
Portion of proceeds from disposition of operating properties (see above)..	**2,549**	–	134,490
Portion of cash provided by operating proceeds	**25,329**	–	–
Total......................................	**$438,432**	$552,305	$425,991

I

Net cash provided by financing activities totaled $247,156,000, $461,328,000 and $117,094,000 in the years ended January 31, 2004, 2003 and 2002, respectively.

Net cash provided by financing activities reflected the following:

	Years Ended January 31,		
	2004	2003	2002
	(in thousands)		
Proceeds from issuance of senior notes	$ 300,000	$ –	$ –
Sale of common stock through a public offering	–	–	117,663
Increase in nonrecourse mortgage debt	963,583	779,749	482,351
Principal payments on nonrecourse mortgage debt	(572,849)	(373,517)	(302,051)
Borrowings on long-term credit facility	19,000	178,000	24,500
Quarterly repayments of term loan, began in July 2002	(25,000)	(18,750)	–
Repayment of borrowings under the long-term credit facility:			
2003: from proceeds of the new $300,000,000 senior notes	(73,000)	–	–
2002: from proceeds of the new $100,000,000 term loan	–	(78,000)	–
2001: primarily from proceeds of the sale of common stock	–	–	(160,000)
Retirement of $200,000,000 senior notes and premium	(208,500)	–	–
Payment of senior notes issuance costs	(8,151)	–	–
Net increase (decrease) in notes payable:			
Lumber Trading Group revolving credit facility	63,893	(861)	4,617
Other	9,022	3,415	4,545
Repayment of Lumber Trading Group securitization agreement	(55,000)	–	–
Increase in restricted cash and offsetting withdrawals of escrow deposits associated with tax-exempt non-recourse mortgage debt borrowings (see above) primarily for residential projects	(101,022)	(17,317)	(37,002)
(Decrease) increase in book overdrafts, representing checks issued but not yet paid	(2,968)	2,552	5,406
Payment of deferred financing costs	(33,603)	(10,944)	(17,080)
Proceeds from the exercise of stock options	3,635	3,137	4,577
Payment of dividends	(14,960)	(10,912)	(8,213)
(Decrease) increase in minority interest	(16,924)	4,776	(2,219)
Total	**$ 247,156**	**$ 461,328**	**$ 117,094**

COMMITMENTS AND CONTINGENCIES

We have adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN No. 45). We believe the risk of payment under these guarantees as described below is remote and, to date, no payments have been made under these guarantees.

As of January 31, 2004, we have guaranteed loans totaling $3,200,000, relating to a $1,800,000 bank loan for the *Sterling Glen of Ryebrook* (*Stone Gate at Bellefair*) supported-living Residential Group project in Ryebrook, New York and our $1,400,000 share of a bond issue made by the *Village of Woodridge*, relating to a Land Development Group project in suburban Chicago, Illinois. These guarantees were entered into prior to January 31, 2003, and therefore, have not been recorded in our Consolidated Financial Statements at January 31, 2004, pursuant to the provisions of FIN No. 45. The bank loan guaranty is expected to terminate in early 2004. The bond issue guarantee terminates April 30, 2015, unless the bonds are paid sooner, and is limited to $500,000 in any one year. We also had outstanding letters of credit of $37,423,000 as of January 31, 2004. The maximum potential amount of future payments on the guaranteed loans and letters of credit we could be required to make is the total amounts noted above.

As a general partner for certain limited partnerships, we guaranteed the funding of operating deficits of newly-opened apartment projects for an average of five years. These guarantees were entered into prior to January 31, 2003, and therefore, have not been recorded in our Consolidated Financial Statements at January 31, 2004, pursuant to the provisions of FIN No. 45. At January 31, 2004, the maximum potential amount of future payments on these operating deficit guarantees we could be required to make is approximately $18,000,000. We would seek to recover any amounts paid through refinancing or sales proceeds of the apartment project. These partnerships typically require us to indemnify, on an after-tax or "grossed up" basis, the investment partner against the failure to receive, or the loss of allocated tax credits and tax losses. At January 31, 2004 the maximum potential payment under these tax indemnity guarantees was approximately $64,000,000. We believe that all necessary requirements for qualifications for such tax credits have been and will be met and that our investment partners will be able to receive expense allocations associated with the properties. We have obtained legal opinions from major law firms supporting the validity of the tax credits. We do not expect to make any payments under these guarantees.

Our mortgage loans are all non-recourse, however in some cases lenders carve-out certain items from the non-recourse provisions. These carve-out items enable the lenders to seek recourse if we or the joint venture commit fraud, voluntarily file for bankruptcy, intentionally misapply funds, transfer title without lender consent, or intentionally misrepresent facts. We have also provided certain environmental guarantees. Under these environmental remediation guarantees, we must remediate any hazardous materials brought onto the property in violation of environmental laws. The maximum potential amount of future payments we could be required to make is limited to the actual losses suffered or actual remediation costs incurred. A portion of these carve-outs and guarantees have been made on behalf of joint ventures and while the amount of the potential liability is currently indeterminable, we believe any liability would not exceed our partners' share of the outstanding principal balance of the loans in which these carve-outs and environmental guarantees have been made. At January 31, 2004 the outstanding balance of the partners' share of these loans was approximately $605,000,000. We believe the risk of payment on the carve-out guarantees is mitigated in most cases by the fact we manage the property, and in the event our partner did violate one of the carve-out items, we would seek recovery from our partner for any payments we would make. Additionally, we further mitigate our exposure through environmental insurance and insurance coverage for items such as fraud.

We guaranteed the principal and interest on $19,000,000 of municipal bonds issued in May 2003 by an unrelated third party in connection with our investment in the redevelopment of Stapleton, a former airport in Denver, Colorado. We have a 90% ownership interest in Stapleton which is fully consolidated in our financial statements. The bonds bear interest at 7.875%, require semi-annual interest payments and mature on December 1, 2032. In addition, we plan to provide a similar guarantee relating to an additional $10,000,000 in municipal bonds expected to be drawn in the next eighteen months depending upon the status of the development at Stapleton. We have assessed this obligation pursuant to the provisions of FIN No. 45 and have determined the value of the guarantee to be approximately $500,000. This amount has been recorded in the Consolidated Balance Sheet at January 31, 2004.

We customarily guarantee lien-free completion of projects under construction. Upon completion, the guarantees are released. At January 31, 2004, we have guaranteed completion of construction of development projects with a total cost of $1,902,000,000 which are approximately 62% complete in the aggregate. The projects have total loan commitments of $1,658,000,000, of which approximately $594,000,000 was outstanding at January 31, 2004. To date, our subsidiaries have been successful in consistently delivering lien-free completion of construction projects, without calling our guarantees of completion.

We are also involved in certain claims and litigation related to our operations. Based on the facts known at this time, we have consulted with legal counsel and are of the opinion that the ultimate outcome of all such claims and litigation will not have a material adverse effect on our financial condition, results of operations or cash flows.

CONTRACTUAL OBLIGATIONS

As of January 31, 2004, we were subject to certain contractual payment obligations as described in the table below.

	Total	2005	2006	2007	2008	2009
			Payments Due by Period January 31,			
			(in thousands)			
Long-Term Debt:						
Non-recourse mortgage debt . . . . $	1,775,056	$ 337,191	$ 297,068	$ 719,456	$ 155,178	$ 266,163
Notes payable:						
Trading Group	64,815	–	–	64,815	–	–
Other	32,716	14,812	3,317	2,798	9,903	1,886
Long-term credit facility	56,250	56,250(2)	–	–	–	–
Share of non-recourse mortgage debt of unconsolidated investments	551,312	87,320	132,268	108,740	132,118	90,866
Share of notes payable of unconsolidated investments	3,472	2,671	322	–	479	–
Operating leases.	86,719	18,665	17,414	16,848	16,827	16,965
Share of leases of unconsolidated investments	5,060	1,012	1,012	1,012	1,012	1,012
Accounts payable and accrued expenses . .	612,967	593,783	12,040	2,448	2,348	2,348
Other(1).	8,485	6,013	1,237	746	357	132
Total Contractual Obligations. . . . . $	**3,196,852**	**$ 1,117,717**	**$ 464,678**	**$ 916,863**	**$ 318,222**	**$ 379,372**

(1) These amounts represent funds that we are legally obligated to pay under various service contracts, employment contracts and licenses over the next several years. These contracts are typically greater than one year and either do not contain a cancellation clause or cannot be terminated without substantial penalty. We have several service contracts with vendors related to our property management including maintenance, landscaping, security, phone service, etc. In addition, we have other service contacts that we enter into during our normal course of business which extend beyond one year and are based on usage including snow plowing, answering services, copier maintenance and cycle painting. As we are unable to predict the usage variables, these contracts have been excluded from our summary of contractual obligations at January 31, 2004.

(2) The credit facility was repaid in full with the proceeds from a $100,000, 30-year, 7.375% senior note offering in February 2004.

LEGAL PROCEEDINGS

We are involved in various claims and lawsuits incidental to our business, and management and legal counsel believe that these claims and lawsuits will not have a material adverse effect on our financial statements.

SHELF REGISTRATION

Along with our wholly-owned subsidiaries Forest City Enterprises Capital Trust I and Forest City Enterprises Capital Trust II, we filed an amended shelf registration statement with the Securities and Exchange Commission (SEC) on May 24, 2002. This shelf registration statement amends the registration statement previously filed with the SEC in December 1997. This registration statement is intended to provide Forest City flexibility to raise funds from the offering of Class A common stock, preferred stock, depositary shares and a variety of debt securities, warrants and other securities. At January 31, 2004 we had $542,180,000 available under our shelf registration statement. On February 10, 2004, we issued $100,000,000 of 7.375% senior notes due February 1, 2034, in a public offering under our shelf registration statement. Currently, we have $442,180,000 available under our shelf registration.

DIVIDENDS

On June 11, 2003, the Board of Directors voted to increase the 2003 quarterly dividend to $.09 per share on both Class A and Class B common stock, representing a 50% annual increase over the previous quarterly dividend.

The first, second, third and fourth 2003 quarterly dividends of $.06, $.09, $.09 and $.09, respectively, per share on shares of both Class A and Class B common stock were paid June 16, 2003, September 15, 2003, December 15, 2003 and March 15, 2004, respectively.

The first 2004 quarterly dividend of $.09 per share on both Class A and Class B common stock was declared on March 11, 2004 and will be paid on June 15, 2004 to shareholders of record at the close of business on June 1, 2004.

NEW ACCOUNTING STANDARDS

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure" (SFAS No. 148). This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 "Accounting for Stock-Based Compensation" to require prominent disclosures in both annual and quarterly financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation is effective for us for the fiscal year ended January 31, 2004. The new requirements for quarterly disclosure were effective for the quarter ended April 30, 2003. We will continue to apply APBO No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for our stock-based employee compensation and do not expect SFAS No. 148 to have a material impact on our financial position, results of operations or cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN No. 46), "Consolidation of Variable Interest Entities." In December 2003, the FASB published a revision to the interpretation (FIN No. 46(R)) to clarify some of the provisions of FIN No. 46 and to exempt certain entities from its requirements. The objective of this interpretation is to provide guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, non-controlling interests, and results of operations of a VIE are to be included in the consolidated financial statements. A company that holds a variable interest in an entity will consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. FIN No. 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The disclosure provisions of this Interpretation became effective upon issuance. The consolidation requirements of this Interpretation apply immediately to VIE's created after January 31, 2003 and no later than the end of the first fiscal year or interim period ending after March 15, 2004 for public companies with non-special purpose entities that were created prior to February 1, 2003. We will implement FIN No. 46 (R) on February 1, 2004. As a result of the implementation of FIN No. 46 (R), 16 properties (11 Residential, three Commercial, and two Land) currently accounted for on the equity method of accounting will switch to full consolidation. Seven properties (one Commercial and six Residential) currently accounted for on the cost method will switch to full consolidation. Five Residential properties will be deconsolidated. If FIN No. 46 (R) would have been implemented by January 31, 2004, total assets and total liabilities would have increased approximately $700,000,000. Upon adoption of FIN No. 46(R) we expect to record a cumulative effect of change in accounting principle adjustment of approximately $8,000,000 (pre-tax) which will reduce Net Earnings and Shareholders' Equity. We believe our maximum exposure to loss as a result of our involvement with these VIE's is limited to the value of our investment in these VIE's.

In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS No. 149). This statement amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities under FAS 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for certain contracts entered into or modified after June 30, 2003 and for certain hedging relationships designated after June 30, 2003. This statement did not have a material impact on our financial position, results of operations or cash flows.

In March 2003, the Emerging Issues Task Force (EITF) issued EITF No. 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables" (EITF No. 00-21). This issue addresses certain aspects of accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. This issue is effective for revenue arrangements entered into subsequent to January 31, 2004. We do not expect this statement to have a current material impact on our financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS No. 150). This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The minority interests associated with certain of our consolidated joint ventures that have finite lives under the terms of the agreements represent mandatorily redeemable interests as defined in SFAS No. 150. On November 7, 2003, the FASB indefinitely deferred the effective date of paragraphs nine and ten of SFAS No. 150 as they apply to mandatorily redeemable noncontrolling interests in order to address a number of interpretation and implementation issues. However, the disclosure provisions of SFAS No. 150 are still required. Although no such obligation exists, if we were to dissolve the entities or sell the underlying real estate assets and satisfy any outstanding obligations, in all of our consolidated finite life entities as of January 31, 2004, the estimated aggregate settlement value of these noncontrolling interests would approximate book value due to our preferred returns upon settlement. Our assessment of the settlement value is based on the estimated liquidation values of the assets and liabilities and the resulting proceeds that we would distribute to our noncontrolling interests, as required under the terms of the respective agreements. While additional guidance from the FASB relating to noncontrolling interests in consolidated finite life partnerships is pending, we do not expect the remainder of this statement to have an immediate material impact on our financial position, results of operations or cash flows.

INFORMATION RELATING TO FORWARD-LOOKING STATEMENTS

This Form 10-K, together with other statements and information publicly disseminated by the Company, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements reflect management's current views with respect to financial results related to future events and are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial or otherwise, may differ from the results discussed in the forward-looking statements. Risk factors discussed on pages 5 - 12 and other factors that might cause differences, some of which could be material, include, but are not limited to, real estate development and investment risks including lack of satisfactory financing, construction and lease-up delays and cost overruns, the effect of economic and market conditions on a nationwide basis as well as regionally in areas where the Company has a geographic concentration of properties, reliance on major tenants, the impact of terrorist acts, the Company's substantial leverage and the ability to obtain and service debt, guarantees under the Company's credit facility, the level and volatility of interest rates, continued availability of tax-exempt government financing, the sustainability of substantial operations at the subsidiary level, illiquidity of real estate investments, dependence on rental income from real property, conflicts of interest, financial stability of tenants within the retail industry, which may be impacted by competition and consumer spending, potential liability from syndicated properties, effects of uninsured loss, environmental liabilities, partnership risks, litigation risks, the rate revenue increases versus the rate of expense increases, the cyclical nature of the lumber wholesaling business, as well as other risks listed from time to time in the Company's reports filed with the Securities and Exchange Commission. The Company has no obligation to revise or update any forward-looking statements, other than imposed by law, as a result of future events or new information. Readers are cautioned not to place undue reliance on such forward-looking statements.

Item 7(A).   Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure is interest rate risk. At January 31, 2004, we had $1,134,546,000 of variable-rate debt outstanding. This is inclusive of the $56,250,000 outstanding under our long-term credit facility which was repaid in full in February 2004 from proceeds of a senior note offering. Upon opening and achieving stabilized operations, we generally pursue long-term fixed-rate non-recourse financing for our rental properties. Additionally, when the properties' fixed-rate debt matures, the maturing amounts are subject to interest rate risk.

To mitigate short-term variable interest rate risk, we have purchased London Interbank Offered Rate ("LIBOR") interest rate caps and swaps as follows.

Coverage	Caps		Swaps [1]	
	Amount	Average Rate	Amount	Average Rate
	(dollars in thousands)			
02/01/04 - 02/01/05 [2]	$933,653	5.15%	$523,387	2.63%
02/01/05 - 02/01/06	592,256	5.83%	336,134	3.38%
02/01/06 - 02/01/07	90,953	7.58%	395,605	3.50%
02/01/07 - 02/01/08	88,493	7.58%	142,733	4.09%

(1) Swaps include long-term LIBOR contracts that have an average maturity greater than six months.
(2) These LIBOR-based hedges as of February 1, 2004 protect the debt currently outstanding as well as the anticipated increase in debt outstanding for projects under development or anticipated to be under development during the year ending January 31, 2005.

As part of our interest rate risk management, we also intend to convert a significant portion of our committed variable-rate debt to fixed-rate debt.

Outside of lender hedging requirements that require the borrower to protect against significant fluctuations to interest rates, we generally do not hedge tax-exempt debt because, since 1990, the base rate of this type of financing has averaged 3.20% and has never exceeded 7.90%. As of January 31, 2004, we have $117,000,000 of tax exempt caps at a weighted average strike rate of 6.80% that have maturities through January 2006.

We estimate the fair value of our debt instruments by discounting future cash payments at interest rates that approximate the current market. Based on these parameters, the carrying amount of our total fixed-rate debt at January 31, 2004 was $2,876,281,000 compared to an estimated fair value of $2,931,799,000. We estimate that a 100 basis point decrease in market interest rates would change the fair value of this fixed-rate debt to approximately $3,111,613,000 at January 31, 2004.

We estimate the fair value of our hedging instruments based on interest rate market pricing models. At January 31, 2004 and 2003, LIBOR interest rate caps and Treasury options were reported at their fair value of approximately $2,528,000 and $753,000, respectively, in Other Assets in the Consolidated Balance Sheets. The fair value of interest rate swap and floor agreements at January 31, 2004 and 2003 is an unrealized loss of approximately $9,542,000 and $4,340,000, respectively, and is included in Accounts Payable and Accrued Expenses in the Consolidated Balance Sheets.

The following tables provide information about our financial instruments that are sensitive to changes in interest rates.

January 31, 2004

Expected Maturity Date

Long-Term Debt	2004	2005	2006	2007	2008	Thereafter	Total Outstanding 1/31/04	Fair Market Value 1/31/04
			(dollars in thousands)					
Fixed:								
Fixed-rate debt	$ 72,851	$ 139,041	$ 432,608	$ 129,704	$ 236,206	$ 1,469,813	$ 2,480,223	$ 2,537,636
Weighted average interest rate	7.08%	7.19%	6.52%	7.18%	7.23%	6.91%	6.91%	
UDAG	377	10,929	8,133	588	608	55,023	75,658	51,793
Weighted average interest rate	0.17%	3.87%	0.05%	1.39%	1.40%	1.98%	2.03%	
Senior & Subordinated Debt [1][2]	—	—	—	—	—	320,400	320,400	342,370
Weighted average interest rate						7.66%	7.66%	
Total Fixed-Rate Debt	73,228	149,970	440,741	130,292	236,814	1,845,236	2,876,281	2,931,799
Variable:								
Variable-rate debt	211,623	126,098	233,715	24,886	29,349	131,735	757,406	757,406
Weighted average interest rate							4.18%	
Tax-Exempt	52,340	21,000	45,000	—	—	202,550	320,890	320,890
Weighted average interest rate							1.95%	
Credit Facility [1][2][3]	56,250	—	—	—	—	—	56,250	56,250
Weighted average interest rate							3.91%	
Total Variable-Rate Debt	320,213	147,098	278,715	24,886	29,349	334,285	1,134,546	1,134,546
Total Long-Term Debt	$ 393,441	$ 297,068	$ 719,456	$ 155,178	$ 266,163	$ 2,179,521	$ 4,010,827	$ 4,066,345

(1) Represents recourse debt.
(2) The credit facility was repaid in full with the proceeds from a $100,000, 30-year, 7.375% senior note offering in February 2004.
(3) A new $450,000 credit facility was established on March 22, 2004.

January 31, 2003

Expected Maturity Date

(dollars in thousands)

Long-Term Debt	2003	2004	2005	2006	2007	Thereafter	Total Outstanding 1/31/03	Fair Market Value 1/31/03
Fixed:								
Fixed-rate debt	$ 46,618	$ 50,998	$ 125,576	$ 409,949	$ 126,063	$ 1,270,831	$ 2,030,035	$ 2,104,645
Weighted average interest rate	7.18%	7.11%	7.24%	6.58%	7.19%	7.34%	7.16%	
UDAG	4,478	415	10,929	8,106	457	51,113	75,498	50,690
Weighted average interest rate	3.69%	0.61%	3.87%	0.03%	0.64%	1.79%	2.00%	
Senior & Subordinated Debt [1]	—	—	—	—	—	220,400	220,400	221,866
Weighted average interest rate						8.48%	8.48%	
Total Fixed-Rate Debt	51,096	51,413	136,505	418,055	126,520	1,542,344	2,325,933	2,377,201
Variable:								
Variable-rate debt	424,100	196,790	20,321	4,965	23,730	135,668	805,574	805,574
Weighted average interest rate							4.67%	
Tax-Exempt	45,060	7,940	21,000	—	—	31,000	105,000	105,000
Weighted average interest rate							2.25%	
Credit Facility [1]	25,000	25,000	25,000	60,250	—	—	135,250	135,250
Weighted average interest rate							5.44%	
Total Variable-Rate Debt	494,160	229,730	66,321	65,215	23,730	166,668	1,045,824	1,045,824
Total Long-Term Debt	$ 545,256	$ 281,143	$ 202,826	$ 483,270	$ 150,250	$ 1,709,012	$ 3,371,757	$ 3,423,025

[1] Represents recourse debt.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

	Page
Financial Reports:	
Management's Report	44
Report of Independent Auditors	44
Consolidated Financial Statements:	
Consolidated Balance Sheets	45
Consolidated Statements of Earnings	46
Consolidated Statements of Comprehensive Income	47
Consolidated Statements of Shareholders' Equity	47
Consolidated Statements of Cash Flows	48
Notes to Consolidated Financial Statements	50
Supplementary Data:	
Quarterly Consolidated Financial Data (Unaudited)	73
Financial Statement Schedules:	
Schedule II - Valuation and Qualifying Accounts	80
Schedule III - Real Estate and Accumulated Depreciation	81

All other schedules are omitted because they are not applicable or the required information is presented in the consolidated financial statements or the notes thereto.

MANAGEMENT'S REPORT

The management of Forest City Enterprises, Inc. is responsible for the accompanying consolidated financial statements. These statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America and include amounts based on judgments of management. The financial information contained elsewhere in this annual report conforms with that in the consolidated financial statements.

The Company maintains a system of internal accounting control which provides reasonable assurance in all material respects that the assets are safeguarded and transactions are executed in accordance with management's authorization and accurately recorded in the Company's books and records. The concept of reasonable assurance recognizes that limitations exist in any system of internal accounting control based upon the premise that the cost of such controls should not exceed the benefits derived.

The Audit Committee, composed of three independent members of the Board of Directors who are not employees of the Company, meets regularly with representatives of management, the independent accountants and the Company's internal auditor to monitor the functioning of the accounting and control systems and to review the results of the auditing activities. The Audit Committee engages the independent auditors upon ratification by the shareholders. The Committee approves the scope of the audit and the fee arrangements. The independent accountants conduct an objective, independent examination of the consolidated financial statements.

The Audit Committee reviews results of the annual audit with the independent auditors. The Audit Committee also meets with the independent auditors and the internal auditor without management present to ensure that they have open access to the Audit Committee.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors
of Forest City Enterprises, Inc.

In our opinion, the consolidated financial statements listed in the index appearing under Item 15 (a)(1) on page 75, present fairly, in all material respects, the financial position of Forest City Enterprises, Inc. and its Subsidiaries (the "Company") at January 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the index appearing under Item 15(a)(2) on page 75 present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note P to the consolidated financial statements, the Company, on February 1, 2002, adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Also, as discussed in Note A, the consolidated financial statements for the year ended January 31, 2003 have been restated.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Cleveland, Ohio
March 11, 2004

Forest City Enterprises, Inc. and Subsidiaries
Consolidated Balance Sheets

	January 31,	
	2004	2003
	(in thousands)	
Assets		
Real Estate		
Completed rental properties	**$ 4,523,748**	$ 3,866,625
Projects under development	**544,389**	572,476
Land held for development or sale	**33,450**	35,036
Total Real Estate	**5,101,587**	4,474,137
Less accumulated depreciation	**(730,705)**	(615,653)
Real Estate, net	**4,370,882**	3,858,484
Cash and equivalents	**107,491**	122,356
Restricted cash	**257,795**	127,046
Notes and accounts receivable, net	**422,765**	286,652
Inventories	**46,140**	38,638
Investments in and advances to real estate affiliates	**432,584**	489,205
Other assets	**257,415**	170,248
Total Assets	**$ 5,895,072**	$ 5,092,629
Liabilities and Shareholders' Equity		
Liabilities		
Mortgage debt, nonrecourse	**$ 3,634,177**	$ 3,016,107
Notes payable	**152,111**	79,484
Long-term credit facility	**56,250**	135,250
Senior and subordinated debt	**320,400**	220,400
Accounts payable and accrued expenses	**639,824**	585,042
Deferred income taxes	**294,925**	261,376
Total Liabilities	**5,097,687**	4,297,659
Minority Interest	**48,474**	80,608
Commitments and Contingencies		
Company-Obligated Trust Preferred Securities	**–**	–
Shareholders' Equity		
Preferred stock – without par value		
5,000,000 shares authorized; no shares issued	**–**	–
Common stock – $.33 1/3 par value		
Class A, 96,000,000 shares authorized; 36,509,836 and 35,678,086 shares issued, 36,270,496 and 35,525,067 outstanding, respectively	**12,170**	11,892
Class B, convertible, 36,000,000 shares authorized; 13,715,992 and 14,547,742 shares issued, 13,715,992 and 14,130,592 outstanding, respectively	**4,572**	4,850
	16,742	16,742
Additional paid-in capital	**235,398**	232,029
Retained earnings	**496,537**	470,348
	748,677	719,119
Less treasury stock, at cost; 2004: 239,340 Class A and -0- Class B shares 2003: 153,019 Class A and 417,150 Class B shares	**(1,752)**	(4,425)
Accumulated other comprehensive income (loss)	**1,986**	(332)
Total Shareholders' Equity	**748,911**	714,362
Total Liabilities and Shareholders' Equity	**$ 5,895,072**	$ 5,092,629

The accompanying notes are an integral part of these consolidated financial statements.

Forest City Enterprises, Inc. and Subsidiaries
Consolidated Statements of Earnings

	Years Ended January 31,		
	2004	2003	2002
	(in thousands, except per share data)		
Revenues			
Rental properties . . . . $	**898,339**	$ 784,677	$ 742,516
Lumber trading	**123,249**	97,060	115,728
	1,021,588	881,737	858,244
Expenses			
Operating expenses	**636,407**	540,106	552,517
Interest expense	**198,122**	174,227	178,580
Loss on early extinguishment of debt	**10,718**	1,653	386
Provision for decline in real estate	**3,238**	8,221	8,783
Depreciation and amortization	**127,631**	113,361	97,842
	976,116	837,568	838,108
Equity in earnings of unconsolidated real estate entities	**31,751**	38,684	48,326
(Loss) gain on disposition of operating properties and other investments. . .	**(171)**	(295)	91,109
Earnings before income taxes	**77,052**	82,558	159,571
Income tax expense (benefit)			
Current	**(2,102)**	4,733	502
Deferred	**30,901**	27,315	62,832
	28,799	32,048	63,334
Earnings before minority interest, discontinued operations and cumulative effect of change in accounting principle	**48,253**	50,510	96,237
Minority interest	**(9,281)**	(6,544)	7,994
Earnings from continuing operations	**38,972**	43,966	104,231
Discontinued operations, net of tax and minority interest			
(Loss) earnings from operations	**(200)**	685	–
Gain on disposition of operating properties	**3,897**	4,180	–
	3,697	4,865	–
Cumulative effect of change in accounting principle, net of tax.	**–**	–	(1,202)
Net earnings . . . . $	**42,669**	$ 48,831	$ 103,029
Basic earnings per common share			
Earnings from continuing operations . . . . $	**0.79**	$ 0.89	$ 2.23
Earnings from discontinued operations, net of tax and minority interest	**0.07**	0.09	–
Cumulative effect of change in accounting principle, net of tax	**–**	–	(0.03)
Net earnings. . . . . $	**0.86**	$ 0.98	$ 2.20
Diluted earnings per common share			
Earnings from continuing operations . . . . $	**0.77**	$ 0.88	$ 2.20
Earnings from discontinued operations, net of tax and minority interest	**0.07**	0.09	0.00
Cumulative effect of change in accounting principle, net of tax	**–**	–	(0.03)
Net earnings. . . . . $	**0.84**	$ 0.97	$ 2.17

The accompanying notes are an integral part of these consolidated financial statements.

Forest City Enterprises, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income

	Years Ended January 31,		
	2004	2003 (restated)	2002
	(in thousands)		
Net earnings	$ 42,669	$ 48,831	$ 103,029
Other comprehensive income (loss), net of tax:			
Unrealized gains (losses) on investments on available-for-sale securities arising during the period:			
Unrealized gain (loss) on securities, net of minority interest	4,739	7,827	(4,144)
Reclassification adjustment for loss included in net earnings	–	–	799
Unrealized derivative (losses) gains:			
Cumulative effect of change in accounting principle - transition adjustment of interest rate contracts, net of minority interest	–	–	(7,820)
Change in unrealized gains and losses on interest rate contracts, net of minority interest	(2,421)	1,132	(1,995)
Other comprehensive income (loss), net of tax	2,318	8,959	(13,160)
Comprehensive income	$ 44,987	$ 57,790	$ 89,869

Consolidated Statements of Shareholders' Equity

	Common Stock				Additional Paid-In Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Total
	Class A		Class B							
	Shares	Amount	Shares	Amount			Shares	Amount		
	(in thousands)									
Balances at January 31, 2001	30,543	$ 10,181	15,783	$ 5,261	$ 108,863	$ 338,792	1,230	$ (10,330)	$ 3,869	$ 456,636
Net earnings						103,029				103,029
Other comprehensive loss, net of tax									(13,160)	(13,160)
Dividends $.1867 per share						(8,882)				(8,882)
Issuance of 3,900,000 Class A common shares in equity offering	3,900	1,300			116,363					117,663
Conversion of Class B to Class A shares	658	219	(658)	(219)						–
Exercise of stock options					1,396		(355)	3,181		4,577
Income tax benefit from stock option exercises					2,123					2,123
Restricted stock issued					(1,009)		(113)	1,009		–
Amortization of unearned compensation					531					531
Cash in lieu of fractional shares from three-for-two stock split					(4)					(4)
Balances at January 31, 2002	35,101	11,700	15,125	5,042	228,263	432,939	762	(6,140)	(9,291)	662,513
Net earnings						48,831				48,831
Other comprehensive income, net of tax									8,959	8,959
Dividends $.23 per share						(11,422)				(11,422)
Conversion of Class B to Class A shares	577	192	(577)	(192)						–
Exercise of stock options					1,422		(192)	1,715		3,137
Income tax benefits from stock option exercises					1,430					1,430
Amortization of unearned compensation					914					914
Balances at January 31, 2003	35,678	11,892	14,548	4,850	232,029	470,348	570	(4,425)	(332)	714,362
Net earnings						42,669				42,669
Other comprehensive income, net of tax									2,318	2,318
Dividends $.33 per share						(16,480)				(16,480)
Conversion of Class B to Class A shares	832	278	(832)	(278)						–
Exercise of stock options					1,975		(218)	1,660		3,635
Income tax benefits from stock option exercises					1,212					1,212
Restricted stock issued					(1,013)		(113)	1,013		–
Amortization of unearned compensation					1,195					1,195
Balances at January 31, 2004	36,510	$ 12,170	13,716	$ 4,572	$ 235,398	$ 496,537	239	$ (1,752)	$ 1,986	$ 748,911

The accompanying notes are an integral part of these consolidated financial statements.

Forest City Enterprises, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Years Ended January 31,		
	2004	2003	2002
	(in thousands)		
Cash Flows from Operating Activities			
Rents and other revenues received	$ 868,020	$ 838,453	$ 724,816
Cash distributions from unconsolidated entities	25,126	20,551	29,939
Proceeds from land sales	69,276	65,447	36,842
Land development expenditures	(31,059)	(45,595)	(28,260)
Operating expenditures	(590,255)	(502,819)	(501,266)
Interest paid	(192,707)	(172,318)	(180,090)
Net cash provided by operating activities	148,401	203,719	81,981
Cash Flows from Investing Activities			
Capital expenditures	(438,432)	(552,305)	(425,991)
Proceeds from disposition of operating properties and other investments	2,549	25,913	190,011
Changes in investments in and advances to real estate affiliates	25,461	(66,353)	22,694
Net cash used in investing activities	(410,422)	(592,745)	(213,286)
Cash Flows from Financing Activities			
Proceeds from issuance of subordinated debt	300,000	–	–
Retirement of senior notes	(208,500)	–	–
Payment of senior notes issuance costs	(8,151)	–	–
Increase in nonrecourse mortgage debt	963,583	779,749	482,351
Increase in long-term credit facility	19,000	178,000	24,500
Principal payments on nonrecourse mortgage debt	(572,849)	(373,517)	(302,051)
Payments on long-term credit facility	(98,000)	(96,750)	(160,000)
Increase in notes payable	95,066	26,760	48,617
Payments on notes payable	(22,151)	(24,206)	(39,455)
Repayment of Lumber Trading Group securitization agreement	(55,000)	–	–
Change in restricted cash and book overdrafts	(103,990)	(14,765)	(31,596)
Payment of deferred financing costs	(33,603)	(10,944)	(17,080)
Exercise of stock options	3,635	3,137	4,577
Sale of common stock, net	–	–	117,663
Dividends paid to shareholders	(14,960)	(10,912)	(8,213)
(Decrease) increase in minority interest	(16,924)	4,776	(2,219)
Net cash provided by financing activities	247,156	461,328	117,094
Net (decrease) increase in cash and equivalents	(14,865)	72,302	(14,211)
Cash and equivalents at beginning of year	122,356	50,054	64,265
Cash and equivalents at end of year	$ 107,491	$ 122,356	$ 50,054

The accompanying notes are an integral part of these consolidated financial statements.

	Years Ended January 31,		
	2004	2003	2002
	(in thousands)		

Reconciliation of Net Earnings to Cash Provided by Operating Activities

	2004	2003	2002
Net Earnings	**$ 42,669**	$ 48,831	$ 103,029
Discontinued operations:			
Minority interest	**269**	(131)	–
Depreciation	**660**	3,472	–
Amortization	**121**	280	–
Gain on disposition of operating properties	**(6,769)**	(6,969)	–
Loss on early extinguishment of debt	**190**	–	–
Minority interest	**9,281**	6,544	(7,994)
Depreciation	**104,456**	92,814	79,454
Amortization	**23,175**	20,547	18,388
Equity in earnings of unconsolidated entities	**(31,751)**	(38,684)	(48,326)
Cash distributions from unconsolidated entities	**25,126**	20,551	29,939
Deferred income taxes	**32,032**	27,533	59,921
Loss (gain) on disposition of operating properties and other investments	**171**	295	(91,109)
Loss on early extinguishment of debt	**10,718**	1,653	386
Provision for decline in real estate	**3,238**	8,221	8,783
Cumulative effect of change in accounting principle	**–**	–	1,988
Decrease (increase) in land included in projects under development	**29,202**	204	(19,192)
Decrease in land included in completed rental properties	**–**	341	–
Decrease (increase) in land held for development or sale	**1,586**	(10,843)	(1,449)
(Increase) decrease in notes and accounts receivable	**(80,909)**	14,585	(84,033)
(Increase) decrease in inventories	**(7,502)**	609	(13)
(Increase) decrease in other assets	**(39,143)**	(37,841)	8,731
Increase in accounts payable and accrued expenses	**31,581**	51,707	23,478
Net cash provided by operating activities	**$ 148,401**	$ 203,719	$ 81,981

Supplemental Non-Cash Disclosures:

The schedule below represents the effect of the following non-cash transactions for the years ended January 31:

2004 • Increase in interest in *Station Square Freight House*, a specialty retail center
  Disposition of interest in *Trowbridge*, a supported-living community
  Acquisitions of additional interests in ten syndicated residential properties:
    Arboretum Place, Bowin, Bridgewater, Drake, Enclave, Grand,
    Lakeland, Lofts at 1835 Arch, Silver Hill and *Trellis at Lee's Mill*
  Acquisition of *Grove*, an apartment community
  Change to equity method of accounting from full consolidation due to admission of a 50% partner in *Emporium*, a
    retail project under development
2003 • None
2002 • Property additions included in accounts payable

	2004	2003	2002
Operating Activities			
Notes and accounts receivable	**$ (204)**	$ –	$ –
Other assets	**(16,016)**	–	–
Accounts payable and accrued expenses	**22,293**	–	–
Total effect on operating activities	**$ 6,073**	$ –	$ –
Investing Activities			
Investments in and advances to real estate affiliates	**$ 19,709**	$ –	$ –
Acquisition of completed rental properties	**(227,902)**	–	–
Property additions included in accounts payable	**–**	–	(43,941)
Accounts payable	**–**	–	43,941
Total effect on investing activities	**$ (208,193)**	$ –	$ –
Financing Activities			
Decrease in notes and loans payable	**$ (286)**	$ –	$ –
Increase in nonrecourse mortgage debt	**227,911**	–	–
Decrease in minority interest	**(25,505)**	–	–
Total effect on financing activities	**$ 202,120**	$ –	$ –

The accompanying notes are an integral part of these consolidated financial statements.

A. Summary of Significant Accounting Policies

Nature of Business

Forest City Enterprises, Inc. principally engages in the ownership, development, acquisition and management of commercial and residential real estate throughout the United States. The Company operates through four Strategic Business Units. The **Commercial Group,** the Company's largest business unit, owns, develops, acquires and operates regional malls, specialty/urban retail centers, office buildings, hotels and mixed-use projects. The **Residential Group** owns, develops, acquires, and operates residential rental property, including upscale and middle-market apartments, adaptive re-use developments and supported-living facilities. **Real Estate Groups** are the combined Commercial and Residential Groups. The **Land Development Group** acquires and sells both land and developed lots to residential, commercial and industrial customers. It also owns and develops land into master-planned com-munities and mixed-use projects. The **Lumber Trading Group** is a lumber wholesaler.

Forest City Enterprises, Inc. has $5.9 billion in total assets in 20 states and the District of Columbia. The Company's core markets include Boston, Denver, California, New York City, Philadelphia and Washington, D.C. The Company is headquartered in Cleveland, Ohio, where it has a significant concentration of real estate assets.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Forest City Enterprises, Inc., its wholly-owned subsidiaries and entities which it controls in accordance with Accounting Research Bulletin No. 51, "Consolidated Financial Statements," Statement of Financial Accounting Standards No. 94, "Consolidation of All Majority-Owned Subsidiaries" and, for entities created since February 1, 2003, the Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities," as revised.

Variable interest entities ("VIE's") are entities in which equity investors do not have a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. In accordance with FIN No. 46, we consolidate VIE's created after January 31, 2003, of which we have a variable interest (or a combination of variable interests) that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both, based on an assessment performed at the time we become involved with the entity. We reconsider this assessment only if the entity's governing documents or the contractual arrangements among the parties involved change in a manner that changes the characteristics or adequacy of the entity's equity investment at risk, some or all of the equity investment is returned to the investors and other parties become exposed to expected losses of the entity, the entity undertakes additional activities or acquires additional assets beyond those that were anticipated at inception or at the last reconsideration date that increase its expected losses, or the entity receives an additional equity investment that is at risk, or curtails or modifies its activities in a way that decreases its expected losses.

For entities not deemed to be VIE's and for VIE's created before February 1, 2003, we consolidate those entities in which we own a majority of the voting securities or interests, except in those instances in which the minority voting interest owner effectively participates through substantive participative rights, as discussed in Emerging Issues Task Force No. 96-16 and Statement of Position No. 78-9. Substantive participatory rights include the ability to select, terminate, and set compensation of the investee's management, the ability to participate in capital and operating decisions of the investee (including budgets), in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related notes. Some of the critical estimates made by the Company include, but are not limited to, estimates of useful lives for long-lived assets, reserves for collection on accounts and notes receivable and other investments, and provisions for decline in real estate. Actual results could differ.

Reclassification

Certain prior years' amounts in the accompanying financial statements have been reclassified to conform to the current year's presentation. Effective February 1, 2003, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". As such, certain amounts presented have been reclassified for properties disposed during the years ended January 31, 2004 and 2003.

A. Summary of Significant Accounting Policies (continued)

Restatement

The Company has restated prior period financial statements for the year ended January 31, 2003 resulting from changes in the application of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" for the Company's retained interests. The restatement had no impact to net earnings or related per share amounts for the year ended January 31, 2003, but decreased accumulated other comprehensive loss and increased shareholders' equity as of January 31, 2003 by $8,390,000, as follows (in thousands):

	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
As originally reported . . . . $	(8,722)	$ 705,972
As restated . . . . $	(322)	$ 714,362

In 2002, Stapleton Land, LLC (a 90% owned subsidiary of the Company) purchased $75,000,000 and $70,000,000 of bonds (for an aggregate of $145,000,000, collectively the "Bonds") from the Stapleton Metropolitan District (the "District"). The Bonds were acquired by Lehman Brothers, Inc. ("Lehman") and were subsequently transferred into a qualified special purpose entity (the "Trust"), which in turn issued trust certificates to third parties. The District has a call option related to these bonds through August 2004. In the event these Bonds are not called by the District, the Company has the obligation to redeem the Bonds from the Trust. The Company believes the bonds will be called by the district, however until this occurs, the investment income is at risk. Upon dissolution of the Trust (which is expected to occur in August 2004), Stapleton Land, LLC is entitled to the difference, if any, between the interest rate earned by the Trust from the Bonds and the interest rate paid to the certificate holders. In accordance with SFAS No. 140, no gain or loss was recognized on the sale to Lehman as the value of the Bonds sold and retained interest approximated the cost to Stapleton Land, LLC.

At January 31, 2004, the total principal outstanding in the securitization structure described above was $145,000,000 which has been de-recognized in our financial statements in accordance with the provisions of SFAS No. 140.

At the time of the transfer, we applied certain key assumptions to determine fair value, as follows:
- Estimated weighted average life in years, which was approximately two years
- Residual cash flows discount rate, which was 6.50%

The Company measures its retained interest in the Trust at its estimated fair value based on the present value of the expected future cash flows, which are determined based on the expected future cash flows from the underlying Bonds and from expected changes in the rates paid to the certificate holders discounted at a market yield, which considers the related risk. The difference between the amortized cost of the retained interest (which was approximately zero) and the fair value is recorded, net of the related tax and minority interest effect, in shareholders' equity as a component of accumulated other comprehensive earnings (loss).

The fair value of the retained interest is carried on the Company's Consolidated Balance Sheet at $22,870,000 ($12,442,000 net of tax and minority interest) and $15,420,000 ($8,390,000 net of tax and minority interest) at January 31, 2004 and 2003, respectively, and is classified as an available-for-sale security. No cash flows were received from or paid to the Trust during the years ended January 31, 2004, 2003 and 2002. The Company has no other material securitization agreements.

Fiscal Year

The years 2003, 2002 and 2001 refer to the fiscal years ended January 31, 2004, 2003 and 2002, respectively.

Land Operations

Land held for development or sale is stated at the lower of carrying amount or fair market value less cost to sell.

Recognition of Revenue

Real Estate Sales – The Company recognizes gains on sales of real estate pursuant to the provisions of SFAS No. 66 "Accounting for Sales of Real Estate." The specific timing of a sale is measured against various criteria in SFAS No. 66 related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the property. If the sales criteria are not met, the Company defers gain recognition and accounts for the continued operations of the property by applying the finance, installment or cost recovery methods, as appropriate, until the sales criteria are met.

The Company follows the provisions of SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" for the reporting of dispositions of operating properties. Pursuant to the definition of a component of an entity in SFAS No. 144, assuming no significant continuing involvement, all earnings of properties which have been sold or held for sale are reported as discontinued operations. The Company considers assets held for sale when the transaction has been approved by the appropriate level of management and there are no contingencies related to the sale that may prevent the transaction from closing. In most transactions, these contingencies are not satisfied until the actual closing and, accordingly, the property is not identified as held for sale until the closing actually occurs. However, each potential sale is evaluated based on its separate facts and circumstances.

A. Summary of Significant Accounting Policies (continued)

Leasing Operations – The Company enters into leases with tenants in its rental properties. The lease terms of tenants occupying space in the retail centers and office buildings range from 1 to 25 years, excluding leases with anchor tenants which typically run longer. Minimum rents are recognized on a straight-line basis over the term of the related leases. Overage rents are recognized as revenues when tenants' sales exceed contractual amounts. Recoveries from tenants for taxes, insurance, and other commercial property operating expenses are recognized as revenues in the period the applicable costs are incurred. See Note L for further information on tenant reimbursements.

Lumber Trading – The Lumber Trading Group sells to a large number of customers across many regions of North America. The Company fills customer orders either through the simultaneous purchase of products from various third parties with delivery directly to the customer, or from relieving its existing short-term inventory position of previously purchased lumber products. Revenue is recorded when title to the goods transfers to the customers. The Company reports the gross margin on these sales as revenues in the accompanying Consolidated Statements of Earnings.

Construction – Revenue and profit on long-term fixed-price contracts are recorded using the percentage-of-completion method. On reimbursable cost-plus fee contracts, revenues are recorded in the amount of the accrued reimbursable costs plus proportionate fees at the time the costs are incurred. The Company currently has one long-term fixed-price arrangement in its Commercial Group segment to construct an approximate 1,100,000-square-foot office building in Brooklyn, New York.

Recognition of Costs and Expenses

Operating expenses primarily represent the recognition of operating costs, which are charged to operations as incurred, administrative expenses and taxes other than income taxes. Interest expense and real estate taxes during development and construction are capitalized as a part of the project cost.

The Company provides an allowance for doubtful accounts against the portion of accounts or notes receivable that is estimated to be uncollectible. Such allowances are reviewed and updated quarterly for changes in expected collectibility.

Depreciation is generally computed using the straight-line method over the estimated useful life of the asset. The estimated useful lives of buildings and first generation tenant allowances are primarily 50 years. Subsequent tenant improvements are amortized over the life of the tenant's lease.

Major improvements and tenant improvements are capitalized and expensed through depreciation charges. Repairs, maintenance and minor improvements are expensed as incurred.

A variety of costs are incurred in the acquisition, development and leasing of properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. The Company's capitalization policy on development properties is guided by SFAS No. 34 "Capitalization of Interest Cost" and SFAS No. 67 "Accounting for Costs and the Initial Rental Operations of Real Estate Properties". The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. The Company considers a construction project as substantially completed and held available for occupancy upon the completion of tenant improvements, but no later than one year from cessation of major construction activity. The Company ceases capitalization on the portion substantially completed and occupied or held available for occupancy, and capitalizes only those costs associated with the portion under construction. Costs and accumulated depreciation applicable to assets retired or sold are eliminated from the respective accounts and any resulting gains or losses are reported in the Consolidated Statements of Earnings.

The Company reviews its properties to determine if its carrying costs will be recovered from future operating cash flows whenever events or changes indicate that recoverability of long-lived assets may not be assured. In cases where the Company does not expect to recover its carrying costs, an impairment loss is recorded as a provision for decline in real estate.

Investments in Unconsolidated Entities

The Company accounts for its investments in unconsolidated entities (included in Investments in and Advances to Real Estate Affiliates on the Consolidated Balance Sheets) using the equity method of accounting whereby the cost of an investment is adjusted for the Company's share of income or loss from the date of acquisition, and reduced by distributions received. The income or loss for each unconsolidated entity is allocated in accordance with the provisions of the applicable operating agreements, which may differ from the ownership interest held by each investor. Differences between the Company's carrying value of its investment in the unconsolidated entities and the Company's underlying equity of such unconsolidated entities are amortized over the respective lives of the underlying assets or liabilities, as applicable. The Company records income or loss in certain unconsolidated entities based on the distribution priorities, which may change upon the achievement of certain return thresholds.

Allowance for Projects Under Development

The Company records an allowance for development project write-offs for its Projects Under Development (included in Real Estate, at Cost on its Consolidated Balance Sheets). Specific projects are written off against this allowance when it is determined by management that the project will not be developed. The allowance is periodically adjusted based on the Company's actual development project write-off history. These adjustments are recorded to Operating Expenses in the Company's Consolidated Statements of Earnings.

A. Summary of Significant Accounting Policies (continued)

Acquisition of Rental Properties

Upon acquisition of rental property, the Company estimates the fair value of acquired tangible assets, consisting of land, building and improvements, and identified intangible assets and liabilities generally consisting of the fair value of (i) above and below market leases, (ii) in-place leases and (iii) tenant relationships. The Company allocates the purchase price to the assets acquired and liabilities assumed based on their relative fair values. In estimating the fair value of the tangible and intangible assets acquired, the Company considers information obtained about each property as a result of its due diligence and marketing and leasing activities, and utilizes various valuation methods, such as estimated cash flow projections utilizing appropriate discount and capitalization rates, estimates of replacement costs net of depreciation, and available market information. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.

Cash and Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

The Company maintains operating cash and reserve for replacement balances in financial institutions which, from time to time, may exceed Federally-insured limits. The Company periodically assesses the financial condition of these institutions and believes that the risk of loss is minimal.

Restricted Cash

Restricted cash represents deposits with mortgage lenders for taxes and insurance, security deposits, capital replacement, improvement and operating reserves, bond funds and development and construction escrows.

Investments in Partnerships

As is customary within the real estate industry, the Company invests in certain real estate projects through partnerships. The Company provides funding for certain of its partners' equity contributions. Such advances are interest-bearing or entitle the Company to a preference on property cash flows and are included in "Investments in and Advances to Real Estate Affiliates" in the accompanying Consolidated Balance Sheets.

Inventories

The lumber trading inventories are stated at the lower of cost or market. Inventory cost is determined by specific identification and average cost methods.

Other Assets

Included in Other Assets are costs incurred in connection with obtaining financing which are deferred and amortized on a straight-line basis, which approximates the effective interest method, over the life of the related debt. The amortization of these costs was $10,628,000, $8,744,000 and $6,556,000 for the years ended January 31, 2004, 2003 and 2002, respectively, and is included as depreciation and amortization in the Consolidated Statements of Earnings. Costs incurred in connection with leasing space to tenants are also included in Other Assets and are deferred and amortized using the straight-line method over the lives of the related leases.

Investments in securities classified as available-for-sale are reflected in Other Assets at market value with the unrealized gains or losses reflected as Accumulated Other Comprehensive Income (Loss) in Shareholders' Equity.

Other Comprehensive Income

Net unrealized gain or loss on securities, net of tax, is included in Other Comprehensive Income and represents the difference between the market value of investments in unaffiliated companies that are available for sale at the balance sheet date and the Company's cost. Also included in Other Comprehensive Income are unrealized gains and losses, net of tax, on the effective portions of derivative instruments designated and qualified as cash flow hedges.

Fair Value of Financial Instruments

The Company estimates the fair value of its debt instruments by discounting future cash payments at interest rates that the Company believes approximates the current market. The carrying amount of the Company's total fixed-rate debt at January 31, 2004 was $2,876,281,000 compared to an estimated fair value of $2,931,799,000.

The Company estimates the fair value of its hedging instruments based on interest rate market pricing models. At January 31, 2004 and 2003, LIBOR interest rate caps and Treasury options were reported at their fair value of approximately $2,528,000 and $753,000, respectively, in Other Assets in the Consolidated Balance Sheets. The fair value of interest rate swap and floor agreements at January 31, 2004 and 2003 is an unrealized loss of approximately $9,542,000 and $4,340,000, respectively, and is included in Accounts Payable and Accrued Expenses in the Consolidated Balance Sheets.

A. Summary of Significant Accounting Policies (continued)

Accounting for Derivative Instruments and Hedging Activities

The Company generally maintains an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned decreases in earnings and cash flow that may be caused by interest rate volatility. Derivative instruments that are used as part of the Company's strategy include interest rate swaps and option contracts that have indices related to the pricing of specific balance sheet liabilities. The Company enters into interest rate swaps to convert certain floating-rate debt to fixed-rate long-term debt, and vice-versa, depending on market conditions. Option products utilized include interest rate caps, floors and Treasury options. The use of these option products is consistent with the Company's risk management objective to reduce or eliminate exposure to variability in future cash flows attributable to changes in the Treasury rate relating to forecasted financings, and the variability in cash flows attributable to increases relating to interest payments on its floating-rate debt.

The caps and floors have typical durations ranging from one to three years while the Treasury options are for periods of five to 10 years. The Company also enters into interest rate swap agreements for hedging purposes for periods that are generally one to five years.

The principal credit risk to the Company through its interest rate risk management strategy is the potential inability of the financial institution from which the derivative financial instruments were purchased to cover all of its obligations. If a counterparty fails to fulfill its performance obligations under a derivative contract, the Company's credit risk will equal the fair-value gain in a derivative. To mitigate this exposure, the Company purchases its derivative financial instruments from either the institution that holds the debt or from institutions with a minimum A- credit rating.

Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and 138, which requires companies to record derivatives on the balance sheet as assets or liabilities measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company uses derivative instruments to protect against the risk of adverse price or interest rate movements on the value of certain firm commitments and liabilities or on future cash flows. On February 1, 2001, the Company adopted SFAS No. 133, and at that time, designated the derivative instruments in accordance with the requirements of the new standard. On February 1, 2001, the after-tax impact, net of minority interest, of the transition amounts of the derivative instruments resulted in a reduction of net income and other comprehensive income of approximately $1,200,000 and $7,800,000, respectively. The transition adjustments are presented as cumulative effect adjustments, as described in Accounting Principles Board Opinion (APBO) No. 20 "Accounting Changes" in the 2001 consolidated financial statements. The transition amounts were determined based on the interpretive guidance issued by the FASB to date. The FASB continues to issue interpretive guidance that could require changes in the Company's application of the standard and may increase or decrease reported net income and shareholders' equity prospectively, depending on future levels of interest rates and other variables affecting the fair values of derivative instruments and hedged items, but will have no effect on the Consolidated Statements of Cash Flows.

All derivatives are reported in the Consolidated Balance Sheets at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative as a hedge of a forecasted transaction or the variability of cash flows that are to be paid in connection with a recognized or forecasted liability (a "cash flow hedge"), or to convert certain fixed-rate long-term debt to floating-rate debt (a "fair value hedge"). The effective portion of the change in fair value of a derivative that is designated and qualifies as a cash flow hedge is recorded in other comprehensive income until earnings are affected by the variability of cash flows of the hedged transaction. The ineffective portion of all hedges is recognized in current-period earnings as interest expense in the Consolidated Statements of Earnings.

On August 1, 2001, the Company began assessing hedge effectiveness based on the total changes in cash flows on its interest rate caps and Treasury options as described by the Derivative Implementation Group (DIG) Issue G20, Cash Flow Hedges: Assessing and Measuring the Effectiveness of a Purchased Option Used in a Cash Flow Hedge. Accordingly, the Company has elected to record in Other Comprehensive Income (Loss) all of the subsequent changes in the fair value, including the changes in the option's time value. Gains or losses on interest rate caps used to hedge interest rate risk on variable-rate debt will be reclassified out of Accumulated Other Comprehensive Income (Loss) into earnings when the forecasted transaction occurs using the "caplet" methodology. Gains or losses on Treasury options used to hedge the interest rate risk associated with the anticipated issuance of fixed-rate debt will be reclassified from Accumulated Other Comprehensive Income (Loss) into earnings over the term of the debt, based on an effective-yield method.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The Company also formally assesses (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. The Company discontinues hedge accounting prospectively when (1) it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (2) the derivative expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur; or (4) management determines that designating the derivative as a hedging instrument is no longer appropriate.

A. Summary of Significant Accounting Policies (continued)

When the Company discontinues hedge accounting because it is no longer probable that the forecasted transaction will occur in the originally expected period, the gain or loss on the derivative remains in accumulated other comprehensive income and is reclassified into earnings when the forecasted transaction affects earnings. However, if it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period of time thereafter, the gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company will report the derivative at its fair value in the Consolidated Balance Sheets, recognizing changes in the fair value in current-period earnings.

For the years ended January 31, 2004 and 2003, the Company recorded approximately $631,000 and $217,000, respectively, as interest expense in the Consolidated Statements of Earnings, which represented the total ineffectiveness of all cash flow hedges. The amount of hedge ineffectiveness relating to hedges designated and qualifying as fair value hedges was not material. The amount of net derivative losses reclassified into earnings from other comprehensive income as a result of forecasted transactions that did not occur by the end of the originally specified time period or within an additional two-month period of time thereafter was $-0- and $738,000 for the years ended January 31, 2004 and 2003, respectively. As of January 31, 2004, the Company expects that within the next twelve months it will reclassify amounts recorded in accumulated other comprehensive income into earnings as interest expense associated with the effectiveness of cash flow hedges of approximately $2,982,000, net of tax.

Income Taxes

Deferred tax assets and liabilities reflect the tax consequences on future years of differences between the tax and financial statement basis of assets and liabilities at year end. The Company has recognized the benefits of its tax loss carryforward and general business tax credits which it expects to use as a reduction of the deferred tax expense.

Stock-Based Compensation

The Company follows APBO No. 25, "Accounting for Stock Issued to Employees," and related interpretations to account for stock-based compensation. As such, compensation cost for stock options is measured using the intrinsic value method, that is the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount the employee is required to pay for the stock.

The Company accounts for stock-based employee compensation under the recognition and measurement principles of APBO No. 25 and related interpretations. All options granted under the Plan had an exercise price equal to the market value of the underlying common stock on the date of grant, therefore, no stock-based employee compensation costs have been reflected in net earnings for stock options. Stock-based compensation costs, net of tax, relating to restricted stock awards were charged to net earnings in the amount of $723,000, $553,000 and $321,000 during the years ended January 31, 2004, 2003 and 2002, respectively. While these amounts were computed under APBO No. 25, they are equal to the fair value based amounts as computed under SFAS No. 123 "Accounting for Stock-Based Compensation." The following table illustrates the effect on net earnings and earnings per share if the Company had also applied the fair value recognition provisions of SFAS No. 123 to stock options.

	Years Ended January 31,					
	2004		2003		2002	
Net earnings *(in thousands)*						
As reported	$	**42,669**	$	48,831	$	103,029
Deduct stock-based employee compensation expense for stock options determined under the fair value based method, net of related tax effect		**(3,354)**		(2,574)		(3,376)
Pro forma	$	**39,315**	$	46,257	$	99,653
Basic earnings per share						
As reported	$	**.86**	$	.98	$	2.20
Pro forma	$	**.79**	$	.93	$	2.13
Diluted earnings per share						
As reported	$	**.84**	$	.97	$	2.17
Pro forma	$	**.78**	$	.92	$	2.11

Capital Stock

The Company paid a three-for-two common stock split of both the Company's Class A and Class B common stock on November 14, 2001 effected as a stock dividend. The stock split was given retroactive effect to the beginning of the earliest period presented in the accompanying Consolidated Statements of Shareholders' Equity. All share and per share data included in this annual report, including stock option plan information, have been restated to reflect the stock split.

On September 28, 2001, the Company sold to the public 3,900,000 shares of Class A common stock for $32.23 per share. The offering generated net proceeds of $117,663,000 of which $104,000,000 was used to reduce borrowings under the revolving credit facility.

A. Summary of Significant Accounting Policies (continued)

Earnings Per Share

Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilutive effect of the Company's stock option plan by adjusting the denominator using the treasury stock method. The sum of the four quarters' earnings per share may not equal the annual earnings per share due to the weighting of stock and option activity occurring during the year. All earnings per share disclosures appearing in these financial statements were computed assuming dilution unless otherwise indicated. Further, as discussed above, on November 14, 2001 the Company paid a three-for-two stock split effected as a stock dividend. All share and per share information presented in this report for periods prior to the stock split have been adjusted to reflect that stock split.

New Accounting Standards

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure" (SFAS No. 148). This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 "Accounting for Stock-Based Compensation" to require prominent disclosures in both annual and quarterly financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation is effective for the Company for the fiscal year ended January 31, 2004. The new requirements for quarterly disclosure were effective for the quarter ended April 30, 2003. The Company will continue to apply APBO No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based employee compensation and does not expect SFAS No. 148 to have a material impact on the Company's financial position, results of operations or cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN No. 46), "Consolidation of Variable Interest Entities." In December 2003, the FASB published a revision to the interpretation (FIN No. 46(R)) to clarify some of the provisions of FIN No. 46 and to exempt certain entities from its requirements. The objective of this interpretation is to provide guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, non-controlling interests, and results of operations of a VIE are to be included in the consolidated financial statements. A company that holds a variable interest in an entity will consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. FIN No. 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The disclosure provisions of this Interpretation became effective upon issuance. The consolidation requirements of this Interpretation apply immediately to VIE's created after January 31, 2003 and no later than the end of the first fiscal year or interim period ending after March 15, 2004 for public companies with non-special purpose entities that were created prior to February 1, 2003. The Company will implement FIN No. 46 (R) on February 1, 2004. As a result of the implementation of FIN No. 46 (R), 16 properties (11 Residential, three Commercial, and two Land) currently accounted for on the equity method of accounting will switch to full consolidation. Seven properties (one Commercial and six Residential) currently accounted for on the cost method will switch to full consolidation. Five Residential properties will be deconsolidated. If FIN No. 46 (R) would have been implemented by January 31, 2004, total assets and total liabilities would have increased approximately $700,000,000. Upon adoption of FIN No. 46(R) the Company expects to record a cumulative effect of change in accounting principle adjustment of approximately $8,000,000 (pre-tax) which will reduce Net Earnings and Shareholders' Equity. The Company believes its maximum exposure to loss as a result of its involvement with these VIE's is limited to the value of its investment in these VIE's.

In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS No. 149). This statement amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for certain contracts entered into or modified after June 30, 2003 and for certain hedging relationships designated after June 30, 2003. This statement did not have a material impact on the Company's financial position, results of operations or cash flows.

In March 2003, the Emerging Issues Task Force (EITF) issued EITF No. 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables" (EITF No. 00-21). This issue addresses certain aspects of accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. This issue is effective for revenue arrangements entered into by the Company subsequent to January 31, 2004. The Company does not expect this statement to have a current material impact on the Company's financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (SFAS 150). This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The minority interests associated with certain of the Company's consolidated joint ventures that have finite lives under the terms of the agreements represent mandatorily redeemable interests as defined in SFAS 150. On November 7, 2003, the FASB indefinitely deferred the effective date of paragraphs nine and ten of SFAS No. 150 as they apply to mandatorily redeemable noncontrolling interests in order to address a number of interpretation and implementation issues. However, the disclosure provisions of SFAS 150 are still required. Although no such obligation exists, if the Company were to dissolve the entities or sell the underlying real estate assets and satisfy any outstanding obligations, in all of its consolidated finite life entities as of January 31, 2004, the estimated aggregate settlement value of these noncontrolling interests would approximate book value due to the Company's preferred returns upon settlement. The Company's assessment of the settlement value is based on the estimated liquidation values of the assets and liabilities and the resulting proceeds that the Company would distribute to its noncontrolling interests, as required under the terms of the respective agreements. While additional guidance from the FASB relating to noncontrolling interests in consolidated finite life partnerships is pending, the Company does not expect the remainder of this statement to have an immediate material impact on the Company's financial position, results of operations or cash flows.

B. Notes and Accounts Receivable, Net

The components of notes and accounts receivable, net are as follows.

	January 31,	
	2004	2003
	(in thousands)	
Lumber trading	$ 209,317	$ 104,213
Real estate sales	23,221	6,718
Syndication activities	53,102	60,339
Straight-line rent receivable from tenants	67,579	49,504
Receivables from tenants	17,335	15,303
Other receivables	81,025	81,241
	$ 451,579	$ 317,318
Allowance for doubtful accounts	(28,814)	(30,666)
Notes and Accounts Receivable, Net	$ 422,765	$ 286,652
Weighted average interest rate	5.86%	7.37%
Total Notes Receivable included above	$ 62,365	$ 62,029
Due within one year	$ 23,327	$ 21,674

Lumber Trading Group

Lumber Trading Group previously had a three-year securitization agreement, under which it was selling an undivided interest in a pool of receivables up to a maximum of $88,627,000 to a large financial institution. This securitization facility, which had an outstanding balance of $41,000,000 at January 31, 2003, was repaid in full on October 15, 2003 using borrowing under the credit facility in place prior to October 23, 2003 and was not replaced. At the time of repayment this securitization facility had a balance of $55,000,000.

Reduction of Reserves on Notes Receivable and Recognition of Contingent Interest Income

The Company, through its Residential Group, is the 1% general partner in 22 Federally Subsidized housing projects owned by syndicated partnerships. Upon formation of these partnerships approximately 20 years ago, the Company received interest-bearing notes receivable as consideration for development and other fee services. At their inception, these notes were fully reserved as their collection was doubtful based on the limited cash flows generated by the properties pursuant to their government subsidy contracts. Likewise, a reserve for the related accrued interest was established each year.

During the years ended January 31, 2004 and 2003, 14 of these properties completed a series of events that led to the reduction of a portion of these reserves. The first event was the modification or expiration of the government contracts that now allow for market rate apartment rentals, which provide a significant increase in expected future cash flows. This, in turn, increased the appraised values of these properties and in some instances, resulted in a settlement with the limited partners to obtain their ownership share of these properties in exchange for the balance of the notes and related accrued interest. As a result, the Company determined that the collection of a portion of these notes receivable and related accrued interest is now probable. For the years ended January 31, 2004, 2003 and 2002, reductions of $4,785,000, $4,627,000 and $24,620,000, respectively, are included in revenue in the Consolidated Statements of Earnings. The Company will continue to review the level of reserves against these notes receivable in relation to events that could change expected future cash flows from these properties. At January 31, 2004 and 2003, $11,223,000 and $9,268,000, respectively, were included in reserves for principal and interest on these notes receivable.

In addition, during the year ended January 31, 2004, the Company recognized $5,300,000 in interest income on an unreserved note receivable from one of these 20 properties, representing participation proceeds from the sale of the property.

Millender Center - In addition to the notes receivable discussed above, the Company owns a 4% general partnership interest in *Millender Center* (the "Project"), a mixed-use apartment, retail and hotel project located in downtown Detroit, Michigan, and loaned $14,775,000 to the 99% limited partners in 1985, as evidenced by a note. A full reserve against the note and accrued interest was recorded in 1995 when the Company determined that collection was doubtful due to the operating performance of the Project at that time.

In October 1998, the Project entered into a lease agreement with General Motors ("GM") whereby the Project, except for the apartments, is leased to GM through 2010, when it is expected that GM will exercise a purchase option. This lease arrangement, coupled with the resurgence of downtown Detroit's economy as a result of GM's relocation of its corporate headquarters to a location adjacent to the Project and the entry of gaming, has significantly improved the operating performance of the Project. At the same time, the note was restructured with the limited partners to extend the term from December 31, 2000 to December 31, 2022. The Company believes that the current and anticipated improved performance of the Project supports its assessment that the original principal of the note is now fully collectible.

During the years ended January 31, 2004, 2003 and 2002, the Company reduced $5,633,000, $690,000 and $1,715,000, respectively, of the reserve recorded against interest receivable from *Millender Center*. The reductions of this reserve were primarily the result of increased cash flow projections due to the extension of the Project's tax advantaged bonds. The recorded balance of the note was $20,385,000 and $15,284,000 at January 31, 2004 and 2003, respectively. As of January 31, 2004 and 2003, $5,382,000 and $11,015,000, respectively, remained as a reserve for accrued interest.

C. Investments in and Advances to Real Estate Affiliates

Included in Investments in and Advances to Real Estate Affiliates are unconsolidated investments in entities which the Company does not control and which are accounted for on the equity method as well as advances to other partners. Summarized financial information for the equity method investments is as follows.

January 31,	2004	2003
	(in thousands)	
Balance Sheet:		
Completed rental properties	$ 2,375,832	$ 2,384,920
Projects under development	263,687	307,566
Land held for development or sale	104,851	85,663
Accumulated depreciation	(499,297)	(484,845)
Other assets	246,268	278,024
Total Assets	$ 2,491,341	$ 2,571,328
Mortgage debt, nonrecourse	$ 2,153,443	$ 2,226,384
Advances from general partner	1,385	18,355
Other liabilities	166,907	166,286
Partners' equity	169,606	160,303
Total Liabilities and Partners' Equity	$ 2,491,341	$ 2,571,328

Years Ended January 31,	2004	2003	2002
	(in thousands)		
Operations:			
Revenues	$ 566,706	$ 544,712	$ 519,865
Operating expenses	(305,792)	(295,142)	(283,570)
Interest expense	(132,062)	(133,231)	(119,061)
Depreciation and amortization	(78,615)	(68,724)	(72,241)
Provision for decline in real estate	(4,621)	–	–
(Loss) gain on disposition of operating properties	(3,573)	–	12,392
Cumulative effect of change in accounting principle	–	–	(343)
Net Earnings (pre-tax)	$ 42,043	$ 47,615	$ 57,042
Company's portion of Net Earnings (pre-tax)	$ 31,751	$ 38,684	$ 48,326

Following is a reconciliation of partners' equity to the Company's carrying value in the accompanying Consolidated Balance Sheets:

January 31,	2004	2003
	(in thousands)	
Partners' equity, as above	$ 169,606	$ 160,303
Equity of other partners	51,567	30,178
Company's investment in partnerships	118,039	130,125
Advances to partnerships, as above	1,385	18,355
Advances to other real estate affiliates[1]	313,160	340,725
Investments in and Advances to Real Estate Affiliates	$ 432,584	$ 489,205

(1) As is customary within the real estate industry, the Company invests in certain real estate projects through partnerships. The Company provides funding for certain of its partners' equity contributions for the development and construction of real estate projects. The most significant partnership for which the Company provides funding relates to Forest City Ratner Companies, representing the Commercial Group's New York City office operations. The Company consolidates its investments in these projects. The Company's partner is the President and Chief Executive Officer of Forest City Ratner Companies and is the first cousin to four executive officers of the Company. At January 31, 2004 and 2003, amounts advanced in the normal course of business for development and construction of real estate projects on behalf of this partner collateralized by this partnership interest were $114,164 and $98,264, respectively, of the $313,160 and $340,725 presented above for "Advances to other real estate affiliates." These advances entitle the Company to a preferred return on and of the outstanding balances, which are payable from cash flows of each respective property.

FIN No. 46(R) Implementation - The Company plans to implement FIN No. 46(R) February 1, 2004. As a result of the implementation of FIN No. 46 (R), 16 properties (11 Residential, three Commercial, and two Land) currently carried on the equity method of accounting will switch to full consolidation. Seven properties (one Commercial and six Residential) currently accounted for on the cost method will switch to full consolidation. Five Residential properties will be deconsolidated. If FIN No. 46 (R) would have been implemented by January 31, 2004, total assets and total liabilities would have increased approximately $700,000,000. Upon adoption of FIN No. 46(R) the Company expects to record a cumulative effect of change in accounting principle adjustment of approximately $8,000,000 (pre-tax) which will reduce Net Earnings and Shareholders' Equity. The Company believes its maximum exposure to loss as a result of its involvement with these VIE's is limited to the value of its investment in these VIE's.

D. Other Assets

Included in other assets are costs incurred in connection with obtaining financing which are deferred and amortized over the life of the related debt. Costs incurred in connection with leasing space to tenants are also included in other assets and are deferred and amortized using the straight-line method over the lives of the related leases.

January 31,	2004	2003
	(in thousands)	
Unamortized costs, net....................... $	**174,432**	$ 112,290
Prepaid expenses and other..................	**82,983**	57,958
	$ **257,415**	$ 170,248

E. Accounts Payable and Accrued Expenses

Included in accounts payable and accrued expenses at January 31, 2004 and 2003 are book overdrafts of approximately $58,105,000 and $62,384,000, respectively. The overdrafts are a result of the Company's cash management program and represent checks issued but not yet presented to a bank for collection.

F. Notes Payable

The components of notes payable are as follows:

January 31,	2004	2003
	(dollars in thousands)	
Payable to		
Banks.................................. $	**64,815**	$ 1,770
Other..................................	**87,296**	77,714
	$ **152,111**	$ 79,484
Weighted average interest rate..................	**5.06%**	7.35%

Notes payable to banks at January 31, 2004 reflects borrowings on the Lumber Trading Group's three year revolving line of credit with a borrowing capacity of $120,000,000 (with an ability to expand to $180,000,000) which became effective on October 23, 2003. The bank line of credit allows for outstanding letters of credit in the amount of the difference between the collateral balance available or the line limit (whichever is less) less the outstanding loan balance, with a maximum limit of $10,000,000. At January 31, 2004, $3,484,000 letters of credit were outstanding. Notes payable to banks at January 31, 2003 reflects borrowings on the Lumber Trading Group's previous bank line of credit of $80,000,000, which allowed for up to $5,000,000 in outstanding letters of credit of which none were outstanding at January 31, 2003.

Borrowings under the current bank line of credit are collateralized by all the assets of the Lumber Trading Group, bear interest at the lender's prime rate or London Interbank Offered Rate (LIBOR) plus an applicable margin ranging from 1.75% to 2.25% and have a fee of 0.25% to 0.50% per year on the unused portion of the available commitment. The LIBOR loan margin and unused commitment fee are based on an average quarterly borrowing base availability. Terms of the previous bank line of credit were similar to those described under the current line of credit. The revolving line of credit expires on October 23, 2006.

To protect against risks associated with the variable interest rates on current and future borrowings on the revolving line of credit, the Lumber Trading Group entered into an interest rate swap on October 29, 2003 with a notional amount of $20,000,000. The swap fixes the LIBOR interest rate at 1.65% and is effective through January 31, 2005.

Other notes payable relate primarily to improvements and construction funded by tenants, property and liability insurance premium financing, software financing and advances from affiliates and partnerships.

F. Notes Payable (continued)

The following table summarizes interest incurred and paid on notes payable.

Years Ended January 31,	Incurred		Paid	
	(in thousands)			
2004.	$	7,710	$	5,092
2003.	$	6,866	$	4,504
2002	$	6,165	$	6,045

G. Mortgage Debt, Nonrecourse

Mortgage debt, which is collateralized by completed rental properties, projects under development and undeveloped land, is as follows.

January 31,	2004		2003	
	Amount	Rate[1]	Amount	Rate[1]
	(dollars in thousands)			
Fixed	$2,480,223	6.91%	$2,030,035	7.16%
Variable				
Taxable [2]	757,406	4.18%	805,574	4.67%
Tax-Exempt.	320,890	1.95%	105,000	2.25%
UDAG	75,658	2.03%	75,498	2.00%
	$3,634,177	5.80%	$3,016,107	6.20%

(1) Reflects weighted average interest rates including both the base index and lender margin.
(2) Taxable variable-rate debt of $757,406 as of January 31, 2004 is protected with LIBOR swaps and caps described below.
These LIBOR-based hedges protect the current debt outstanding as well as the anticipated increase in debt outstanding for projects currently under development or anticipated to be under development during the year ending January 31, 2005.

On January 31, 2004, the composition of nonrecourse mortgage debt (included in the figures above) related to projects under development is as follows (in thousands).

	Amount
	(in thousands)
Variable	
Taxable	$ 139,246
Tax-Exempt	130,550
Fixed	31,210
Total	$ 301,006
Commitment from lenders	$ 571,001

The Company generally borrows funds for development and construction projects with maturities of two to five years utilizing variable-rate financing. Upon opening and achieving stabilized operations, the Company generally pursues long-term fixed-rate financing.

The Company has purchased LIBOR interest rate hedges for its nonrecourse mortgage debt portfolio as follows:

Period Covered	Caps		Swaps [1]	
	Amount	Average Rate	Amount	Average Rate
	(dollars in thousands)			
02/01/04-02/01/05[2]	$ 785,771	5.18%	$523,387	2.63%
02/01/05-02/01/06.	592,256	5.83%	336,134	3.38%
02/01/06-02/01/07.	90,953	7.58%	395,605	3.50%
02/01/07-02/01/08	88,493	7.58%	142,733	4.09%

(1) Swaps include long-term LIBOR contracts that have an average maturity greater than six months.
(2) These LIBOR-based hedges as of February 1, 2004 protect the debt currently outstanding as well as the anticipated to be under development during the year ending January 31, 2005.

G. Mortgage Debt, Nonrecourse (continued)

The Urban Development Action Grants and other subsidized loans bear interest at rates which are below prevailing historical commercial lending rates and are granted to the Company by government agencies as an inducement to develop real estate in targeted areas. A right to participate by the local government in the future cash flows of the project is generally a condition of these loans. Participation in annual cash flows generated from operations is recognized as an expense in the period earned. Participation in appreciation and cash flows resulting from a sale or refinancing is recorded as an expense at the time of the sale or is capitalized as additional basis and amortized if amounts are paid prior to the disposition of the property.

The Company is engaged in discussions with its current lenders and is actively pursuing new lenders to extend and refinance maturing mortgage debt. As of January 31, 2004, the composition of mortgage debt maturities (including scheduled amortization and balloon payments) along with refinancing commitments and extension options for the next five years is as follows.

Years Ending January 31,	Total Maturities	Scheduled Amortization	Balloons	Committed Refinancings	Extension Options	Net Balloons
			(in thousands)			
2005	$ 337,191	$ 74,209	$ 262,982	$ 34,608	$ 110,867	$ 117,507
2006	$ 297,068	$ 73,774	$ 223,294	$ –	$ 65,387	$ 157,907
2007	$ 719,456	$ 58,870	$ 660,586	$ –	$ 267,001	$ 393,585
2008	$ 155,178	$ 59,661	$ 95,517	$ –	$ –	$ 95,517
2009	$ 266,163	$ 57,640	$ 208,523	$ –	$ –	$ 208,523

The following table summarizes interest incurred and paid on mortgage debt, nonrecourse.

Years Ended January 31,	Incurred	Paid
	(in thousands)	
2004.	$ 194,590	$ 188,315
2003.	$ 171,857	$ 169,990
2002	$ 174,571	$ 176,027

H. Long-Term Credit Facility

The $350,000,000 long-term credit facility became effective on March 5, 2002, includes a $100,000,000 term loan and a $250,000,000 revolving line of credit. Outstanding balances are as follows:

	January 31,	
	2004	2003
	(in thousands)	
Term loan	$ **56,250**	$ 81,250
Revolving credit loans	–	54,000
Total.	$ **56,250**	$ 135,250

The January 31, 2004 balance of $56,250,000 was paid in full on February 10, 2004 with a portion of the net proceeds from the $100,000,000 Senior Note offering (Note I). The revolving credit facility was scheduled to mature in March 2006 and allowed for up to a combined amount of $40,000,000 in outstanding letters of credit or surety bonds ($33,939,000 and $26,788,000 in letters of credit and $-0- surety bonds outstanding at January 31, 2004 and 2003, respectively). Quarterly principal payments of $6,250,000 on the term loan commenced July 1, 2002.

Effective March 22, 2004, the Company increased its long-term credit facility to $450,000,000. The credit facility now includes a $450,000,000 revolving line of credit (with no term loan) that will mature in March 2007. The revolving line of credit allows up to a combined amount of $50,000,000 in outstanding letters of credit or surety bonds and has terms comparable to the previous credit facility.

The long-term credit facility provides, among other things, for: 1) at our election, interest rates of 2.125% over LIBOR of 1/2% over the prime rate (the last $50,000,000 of borrowings under the revolving loans bears interest at 2.75% over LIBOR or 3/4% over the prime rate); 2) maintenance of debt service coverage ratios and specified levels of net worth and cash flow (as defined in the credit facility); and 3) restrictions on dividend payments and stock repurchases. At January 31, 2004, retained earnings of $5,040,000 were available for payment of dividends. On March 5, 2004, the anniversary date of the long-term credit facility, this amount was reset to $20,000,000. Under the new agreement this limitation will be reset each March 22 to $30,000,000.

H. Long-Term Credit Facility (continued)

In order to mitigate the short-term variable interest rate risk on our long-term credit facility, we have purchased $147,882,000 of 5.00% LIBOR interest rate caps that mature on August 1, 2004.

Interest incurred and paid on the long-term credit facility was as follows:

	Years Ended January 31,		
	2004	2003	2002
	(in thousands)		
Interest incurred	$ 4,645	$ 7,033	$ 10,969
Interest paid	$ 4,386	$ 6,430	$ 11,540

I. Senior and Subordinated Debt

On May 19, 2003, the Company issued $300,000,000 of 7.625% senior notes due June 1, 2015, in a public offering under its shelf registration statement. Accrued interest is payable semi-annually on December 1 and June 1. $208,500,000 of the proceeds from this offering were used to redeem all of the outstanding 8.5% senior notes originally due in 2008 at a redemption price equal to 104.25%. The remainder of the proceeds were used for offering costs of $8,151,000, to repay $73,000,000 outstanding under the revolver portion of the long-term credit facility and for general working capital purposes. These senior notes are unsecured senior obligations of the Company and rank equally with all existing and future unsecured indebtedness; however, they are subordinated to all existing and future secured indebtedness and other liabilities of the Company's subsidiaries, including the long-term credit facility. The indenture contains covenants providing, among other things, limitations on incurring additional debt and payment of dividends.

These senior notes may be redeemed by the Company, at any time on or after June 1, 2008 at redemption prices beginning at 103.813% for the year beginning June 1, 2008 and systematically reduced to 100% in years thereafter. However, if the Company completes one or more public equity offerings prior to June 1, 2006, up to 35% of the original principal amount of the notes may be redeemed using all or a portion of the net proceeds within 75 days of the completion of the public equity offering at 107.625% of the principal amount of the notes.

In November 2000, the Company issued $20,400,000 of redevelopment bonds in a private placement. The bonds bear interest at 8.25% and are due September 15, 2010. Interest is payable semi-annually on March 15 and September 15. This debt is unsecured and subordinated to the senior notes and the revolving credit facility. Financial covenants associated with this debt are similar to that of the senior notes. The Company may purchase from time to time, our senior notes on the open market.

Years Ended January 31,	2004	2003	2002
	(in thousands)		
Interest incurred	$ 24,118	$ 18,683	$ 18,591
Interest paid	$ 26,822	$ 18,683	$ 18,194

On May 24, 2002, the Company, along with its wholly-owned subsidiaries Forest City Enterprises Capital Trust I (Trust I) and Forest City Capital Trust II (Trust II), filed an amended shelf registration statement with the Securities and Exchange Commission. This registered an undetermined number of shares of the preferred securities of Trust I and II along with the guarantee by the Company of the preferred securities. No securities have been issued by Trusts I and II to date. These securities, if issued, will be the sole assets of the Trusts.

On February 10, 2004, the Company issued $100,000,000 of 7.375% senior notes due February 1, 2034, in a public offering. Accrued interest is payable quarterly on February 1, May 1, August 1 and November 1. A portion of the net proceeds from this offering were used to pay off the outstanding balance of $56,250,000 under the long-term credit facility (Note H). The senior notes are unsecured senior obligations of the Company and rank equally with all existing and future unsecured indebtedness; however, they are subordinated to all existing and future secured indebtedness and other liabilities of the Company's subsidiaries, including the long-term credit facility. The indenture contains covenants providing, among other things, limitations on incurring additional debt and payment of dividends. These notes may be redeemed by the Company, in whole or in part, at any time on or after February 10, 2009 at a redemption price equal to 100% of their principal amount plus accrued interest.

I. Senior and Subordinated Debt (continued)

Consolidated Interest

The following table summarizes interest incurred, capitalized and paid on all forms of indebtedness (included in Notes F, G, H and I).

Years Ended January 31,	2004		2003		2002
			(in thousands)		
Interest incurred	$ **231,063**	$	204,439	$	210,296
Interest capitalized	**(32,941)**		(30,212)		(31,716)
Net interest expense	$ **198,122**	$	174,227	$	178,580
Interest paid	$ **224,615**	$	199,607	$	211,806

J. Income Taxes

The income tax provision related to continuing operations consists of the following:

	Years Ended January 31,		
	2004	2003	2002
		(in thousands)	
Current			
Federal	$ **(3,091)**	$ 3,163	$ (1,406)
Foreign	**437**	443	499
State	**552**	1,127	1,409
	(2,102)	4,733	502
Deferred			
Federal	**25,227**	22,678	50,976
Foreign	**291**	(313)	23
State	**5,383**	4,950	11,833
	30,901	27,315	62,832
Total provision	$ **28,799**	$ 32,048	$ 63,334

The effective tax rate for income taxes varies from the federal statutory rate of 35% due to the following items:

	2004	2003	2002
Financial statement earnings before income taxes, after minority interest	$ **67,771**	$ 76,014	$ 167,565
Income taxes computed at the statutory rate	$ **23,720**	$ 26,605	$ 58,648
Increase (decrease) in tax resulting from:			
State taxes, net of federal benefit	**3,693**	4,277	7,770
General Business Credits	**(657)**	(971)	(4,851)
Valuation allowance	**(6)**	(549)	(482)
Other items	**2,049**	2,686	2,249
Total provision	$ **28,799**	$ 32,048	$ 63,334
Effective tax rate	**42.49%**	42.16%	37.80%

The components of the deferred tax provision for continuing operations are as follows:

	2004	2003	2002
Excess of tax over financial statement depreciation and amortization	$ **11,229**	$ 11,675	$ 11,749
Cancellation of debt	**–**	–	(570)
Gains deferred for tax purposes	**—(1)**	—(1)	33,587
Costs on land and rental properties under development expensed for tax purposes	**4,572**	4,208	5,721
Revenues and expenses recognized in different periods for tax and financial statement purposes	**7,952**	2,071	8,737
Difference between tax and financial statements related to unconsolidated entities	**7,916**	8,984	3,587
Provision for decline in real estate	**(426)**	(2,877)	(802)
Deferred state taxes, net of federal benefit	**3,665**	4,491	6,772
(Benefit) utilization of tax loss carryforward excluding effect of stock options	**(5,373)**	4,596	(1,945)
Valuation allowance	**(6)**	(549)	(482)
General Business Credits	**(657)**	(1,148)	(4,851)
Alternative Minimum Tax credits	**2,029**	(4,136)	1,329
Deferred provision	$ **30,901**	$ 27,315	$ 62,832

(1) Gain on dipositions that were structured as tax-deferred exchanges have been reported in Note P - Discontinued Operations in the Consolidated Statement of Earnings for the years ended January 31, 2004 and 2003.

J. Income Taxes (continued)

The components of the deferred income tax liability are as follows.

	January 31,			
	Temporary Differences		Deferred Tax	
	2004	2003	**2004**	2003
		(in thousands)		
Depreciation	**$ 245,758**	$ 196,316	**$ 97,197**	$ 77,643
Capitalized costs[1]	**476,198**	490,759	**188,336**	194,095
Tax loss carryforward	**(27,645)**	(12,131)	**(9,676)**[2]	(3,760)
Federal tax credits	**–**	–	**(39,753)**	(41,677)
Other comprehensive income (loss)	**3,285**	(550)	**1,299**	(217)
Basis in unconsolidated entities	**140,502**	117,847	**55,568**	46,608
Other	**4,938**	(56,901)	**1,954**	(11,316)
	$ 843,036	$ 735,340	**$ 294,925**	$ 261,376

(1) Additions to capitalized costs during the years ended January 31, 2003 and 2002 include $10,417 and $102,408, respectively, related to replacement property of tax-deferred exchanges.
(2) Includes deferred tax benefit related to stock options exercised during the years ended January 31, 2004, 2003 and 2002.

Income taxes (refunded) paid were $(147,000), $3,001,000 and $11,419,000 for the years ended January 31, 2004, 2003 and 2002, respectively. At January 31, 2004, the Company had a tax loss carryforward of $27,645,000 that will expire in the years ending January 31, 2022 through January 31, 2024, General Business Credit carryovers of $8,238,000 that will expire in the years ending January 31, 2005 through January 31, 2024, and an Alternative Minimum Tax credit carryforward of $31,515,000.

The Company's net deferred tax liability at January 31, 2004 is comprised of deferred tax liabilities of $580,764,000, deferred tax assets of $286,741,000, and a valuation allowance related to state taxes and general business credits of $902,000.

K. Segment Information

Strategic Business Units are determined by the type of customers served or the products sold. The Company operates with four Strategic Business Units. The **Commercial Group**, the Company's largest unit, owns, develops, acquires and operates regional malls, specialty/urban retail centers, office buildings, hotels and mixed-use projects. New York City operations, through the Company's partnership with Forest City Ratner Companies are part of the Commercial Group. The **Residential Group** owns, develops, acquires, and operates residential rental property, including upscale and middle-market apartments in urban locations, adaptive re-use developments and supported-living facilities. **Real Estate Groups** are the combined Commercial and Residential Groups. The **Land Development Group** acquires and sells both raw land and developed lots to residential, commercial and industrial customers. It also owns and develops raw land into master-planned communities, mixed-use and other residential developments. The **Lumber Trading Group** is a lumber wholesaler.

The Company uses an additional measure, along with net earnings, to report its operating results. This measure, referred to as Earnings Before Depreciation, Amortization and Deferred Taxes ("EBDT") is defined as net earnings excluding the following items: i) gain (loss) on disposition of operating properties and other investments (net of tax); ii) the adjustment to recognize rental revenues and rental expense using the straight-line method; iii) noncash charges from Forest City Rental Properties Corporation, a wholly-owned subsidiary of Forest City Enterprises, Inc., for depreciation, amortization and deferred income taxes; iv) provision for decline in real estate (net of tax); v) extraordinary items (net of tax); and vi) cumulative effect of change in accounting principle (net of tax).

The Company believes that, although its business has many facets such as development, acquisitions, disposals, and property management, the core of its business is the recurring operations of its portfolio of real estate assets. The Company's Chief Operating Officer, the chief operating decision maker, uses EBDT, as presented, to assess performance of its portfolio of real estate assets by operating segment because it provides information on the financial performance of the core real estate portfolio operations. EBDT tells the chief decision maker how profitable a real estate segment is simply by operating for the sole purpose of collecting rent, paying operating expenses and servicing its debt. In essence what is needed to keep the property's doors open. In contrast, the Company's reported GAAP financial statements include numerous accounting items which have been excluded from EBDT and disclosed in its filings that the Company believes are not consistent with its chief operating decision maker's review of financial performance and allocation of resources amongst our segments.

K. Segment Information (continued)

EBDT, as presented, excludes gains or losses on sales, provisions for decline, straight-line rent adjustments, cumulative effect of accounting changes, depreciation and amortization and deferred taxes in assessing performance of these segments so the Company's chief decision maker, along with its entire management team, is able to evaluate what they view to be the core operations of each segment. Although net earnings under GAAP is useful in assessing the overall performance of the Company on a consolidated basis, net earnings doesn't provide its management team and chief operating decision maker with a clear measure of each segment's core operating performance.

Early extinguishment of debt, which was formerly reported as an extraordinary item, is now reported in operating earnings. However, early extinguishment of debt was excluded from EBDT through the year ended January 31, 2003. Beginning February 1, 2003, early extinguishment of debt was included in EBDT.

The following tables summarize financial data for the Commercial, Residential, Land Development, Lumber Trading Groups and Corporate Activities. All amounts, including footnotes, are presented in thousands.

	January 31,			Years Ended January 31,		
	Identifiable Assets			Expenditures for Additions to Real Estate		
	2004	2003	2002	2004	2003	2002
Commercial Group	$3,853,283	$3,628,251	$3,214,781	$288,404	$383,999	$391,719
Residential Group	1,457,512	990,192	797,248	141,777	175,892	94,545
Land Development Group	229,791	209,319	174,170	54,172	23,481	32,302
Lumber Trading Group	261,284	149,236	171,353	1,186	1,282	1,902
Corporate Activities	93,202	115,631	74,642	2,795	920	2,508
Total	$5,895,072	$5,092,629	$4,432,194	$488,334	$585,574	$522,976

	Years Ended January 31,								
	Revenues			Interest Expense			Depreciation & Amortization Expense		
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Commercial Group	$ 638,070	$ 585,065	$ 551,029	$ 135,851	$ 123,087	$ 122,443	$ 100,114	$ 91,735	$ 79,322
Residential Group	169,547	127,295	145,560	29,288	21,968	23,483	23,481	17,413	14,136
Land Development Group	90,179	71,175	45,421	3,098	785	1,010	308	212	554
Lumber Trading Group [1]	123,249	97,060	115,728	3,302	2,655	3,131	1,891	2,153	2,147
Corporate Activities	543	1,142	506	26,583	25,732	28,513	1,837	1,848	1,683
Total	$1,021,588	$ 881,737	$ 858,244	$ 198,122	$ 174,227	$ 178,580	$ 127,631	$ 113,361	$ 97,842

	Earnings Before Income Taxes (EBIT) [2]			Earnings Before Depreciation, Amortization & Deferred Taxes (EBDT)		
Commercial Group	$ 67,406	$ 64,199	$ 37,384	$ 154,057	$ 147,036	$ 102,471
Residential Group	30,547	30,953	50,502	72,075	52,390	68,989
Land Development Group	38,631	38,883	31,516	28,601	22,063	21,429
Lumber Trading Group	7,917	1,131	5,494	3,701	174	3,073
Corporate Activities	(64,040)	(44,092)	(47,651)	(46,042)	(27,264)	(27,992)
(Loss) gain on disposition of operating properties and other investments	(171)	(295)	91,109	–	–	–
Provision for decline in real estate	(3,238)	(8,221)	(8,783)	–	–	–
Total	$ 77,052	$ 82,558	$ 159,571	$ 212,392	$ 194,399	$ 167,970

K. Segment Information (continued)

Reconciliation of Earnings Before Depreciation Amortization and Deferred Taxes (EBDT) to net earnings by Segment:

Year Ended January 31, 2004	Commerical	Residential	Land Development	Lumber Trading	Corporate Activities	Total
EBDT	$ 154,057	$ 72,075	$ 28,601	$ 3,701	$ (46,042)	$212,392
Depreciation and amortization - Real Estate Groups	(103,490)	(36,177)	(120)	–	–	(139,787)
Deferred taxes - Real Estate Groups	(23,766)	(19,907)	(14,093)	–	24,552	(33,214)
Straight-line rent adjustment	6,534	526	–	–	–	7,060
Provision for decline in real estate, net of tax	(683)	(982)	–	–	–	(1,665)
Provision for decline in real estate recorded on equity method, net of tax	–	–	(2,793)	–	–	(2,793)
Gain (loss) on disposition of operating properties and other investments, net of tax	–	280	–	–	(384)	(104)
Loss on disposition reported on equity method, net of tax	–	(2,160)	–	–	–	(2,160)
Discontinued operations, net of tax and minority interest:[4]						
Depreciation and amortization	–	(731)	–	–	–	(731)
Deferred taxes	(87)	(139)	–	–	–	(226)
(Loss) gain on disposition of operating properties	(64)	3,961	–	–	–	3,897
Net earnings	$ 32,501	$ 16,746	$ 11,595	$ 3,701	$ (21,874)	$ 42,669

Year Ended January 31, 2003	Commerical	Residential	Land Development	Lumber Trading	Corporate Activities	Total
EBDT	$ 147,036	$ 52,390	$ 22,063	$ 174	$ (27,264)	$ 194,399
Depreciation and amortization - Real Estate Groups	(89,554)	(27,161)	(83)	–	–	(116,798)
Deferred taxes - Real Estate Groups	(18,665)	(10,586)	3,040	–	(1,668)	(27,879)
Straight-line rent adjustment	5,565	–	–	–	–	5,565
Early extinguishment of debt, net of tax [3]	–	(999)	–	–	–	(999)
Provision for decline in real estate, net of tax	(4,391)	(579)	–	–	–	(4,970)
Loss on disposition of operating properties and other investments, net of tax	–	–	–	–	(178)	(178)
Discontinued operations, net of tax and minority interest:[4]						
Depreciation and amortization	(1,415)	(1,996)	–	–	–	(3,411)
Deferred taxes	(2,989)	1,992	–	–	–	(997)
Straight-line rent adjustment	(81)	–	–	–	–	(81)
Gain on disposition of operating properties	4,180	–	–	–	–	4,180
Net earnings	$ 39,686	$ 13,061	$ 25,020	$ 174	$ (29,110)	$ 48,831

Year Ended January 31, 2002	Commerical	Residential	Land Development	Lumber Trading	Corporate Activities	Total
EBDT	$ 102,471	$ 68,989	$ 21,429	$ 3,073	$ (27,992)	$ 167,970
Depreciation and amortization - Real Estate Groups	(76,276)	(21,715)	(377)	–	–	(98,368)
Deferred taxes - Real Estate Groups	(4,885)	(16,619)	(2,181)	–	(2,441)	(26,126)
Straight-line rent adjustment	6,594	–	–	–	–	6,594
Early extinguishment of debt, net of tax [3]	–	(233)	–	–	–	(233)
Provision for decline in real estate, net of tax and minority interest	(3,100)	(1,016)	–	–	–	(4,116)
Gain (loss) on disposition of operating properties and other investments, net of tax	52,390	5,264	–	–	(2,578)	55,076
Gain on disposition reported on equity method, net of tax	407	3,027	–	–	–	3,434
Cumulative effect of change in accounting principle, net of tax	(894)	(207)	–	–	(101)	(1,202)
Net earnings	$ 76,707	$ 37,490	$ 18,871	$ 3,073	$ (33,112)	$ 103,029

(1) The Company recognizes the gross margin on lumber brokerage sales as revenues. Sales invoiced for the years ended January 31, 2004, 2003 and 2002 were $2,843,000, $2,514,000 and $2,627,000, respectively.

(2) See Consolidated Statements of Earnings on page 46 for reconciliation of EBIT to net earnings.

(3) Early extinguishment of debt, which was formerly reported as an extraordinary item, is now reported in operating earnings. However, early extinguishment of debt was excluded from EBDT through the year ended January 31, 2003. Beginning February 1, 2003, early extinguishment of debt was included in EBDT.

(4) See Note P - Discontinued Operations on page 71 for more information.

L. Leases

The Company as Lessor

The following table summarizes the minimum future rental income to be received on noncancelable operating leases of commercial properties that generally extend for periods of more than one year.

Years Ending January 31,

	(in thousands)
2005	$ 293,385
2006	287,328
2007	274,054
2008	264,961
2009	259,361
Later years	1,803,425
	$ 3,182,514

Most of the commercial leases include provisions for reimbursements of other charges including real estate taxes and operating costs which is included in revenues from rental properties in the Consolidated Statements of Earnings. The following table summarizes total reimbursements.

Years Ending January 31,

	(in thousands)
2004	$ 105,944
2003	$ 102,772
2002	$ 94,910

The Company as Lessee

The Company is a lessee under various operating leasing arrangements for real property and equipment. The most significant of these involve ground leases in Boston and New York City, the majority of which expire between the years 2035 and 2100, excluding optional renewal periods.

Minimum fixed rental payments under long-term leases (over one year) in effect at January 31, 2004 are as follows.

Years Ending January 31,

	(in thousands)
2005	$ 18,665
2006	17,414
2007	16,848
2008	16,827
2009	16,965
Later years	955,538
	$ 1,042,257

The following table summarizes rent expense paid.

Years Ending January 31,

	(in thousands)
2004	$ 20,725
2003	$ 20,748
2002	$ 14,619

M. Commitments and Contingencies

The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN No. 45). The Company believes the risk of payment under these guarantees as described below is remote and, to date, no payments have been made under these guarantees.

As of January 31, 2004, the Company has guaranteed loans totaling $3,200,000, relating to a $1,800,000 bank loan for the *Sterling Glen of Ryebrook (formerly Stone Gate at Bellefair)* supported-living Residential Group project in Ryebrook, New York and the Company's $1,400,000 share of a bond issue made by the *Village of Woodridge*, relating to a Land Development Group project in suburban Chicago, Illinois. These guarantees were entered into prior to January 31, 2003, and therefore, have not been recorded in the Company's Consolidated Financial Statements at January 31, 2004, pursuant to the provisions of FIN No. 45. The bank loan guaranty is expected to terminate in early 2004. The bond issue guarantee terminates April 30, 2015, unless the bonds are paid sooner, and is limited to $500,000 in any one year. The Company also had outstanding letters of credit of $37,423,000 as of January 31, 2004. The maximum potential amount of future payments on the guaranteed loans and letters of credit the Company could be required to make is the total amounts noted above.

The Company, as a general partner for certain limited partnerships, guaranteed the funding of operating deficits of newly-opened apartment projects for an average of five years. These guarantees were entered into prior to January 31, 2003, and therefore, have not been recorded in the Company's Consolidated Financial Statements at January 31, 2004, pursuant to the provisions of FIN No. 45. At January 31, 2004, the maximum potential amount of future payments on these operating deficit guarantees the Company could be required to make is approximately $18,000,000. The Company would seek to recover any amounts paid through refinancing or sales proceeds of the apartment project. These partnerships typically require the Company to indemnify, on an after-tax or "grossed up" basis, the investment partner against the failure to receive, or the loss of allocated tax credits and tax losses. At January 31, 2004 the maximum potential payment under these tax indemnity guarantees was approximately $64,000,000. The Company believes that all necessary requirements for qualifications for such tax credits have been and will be met and that the Company's investment partners will be able to receive expense allocations associated with the properties. The Company has obtained legal opinions from major law firms supporting the validity of the tax credits. The Company does not expect to make any payments under these guarantees.

The Company's mortgage loans are all non-recourse, however in some cases lenders carve-out certain items from the non-recourse provisions. These carve-out items enable the lenders to seek recourse if the Company or the joint venture commit fraud, voluntarily file for bankruptcy, intentionally misapply funds, transfer title without lender consent, or intentionally misrepresent facts. The Company has also provided certain environmental guarantees. Under these environmental remediation guarantees, the Company must remediate any hazardous materials brought onto the property in violation of environmental laws. The maximum potential amount of future payments the Company could be required to make is limited to the actual losses suffered or actual remediation costs incurred. A portion of these carve-outs and guarantees have been made on behalf of joint ventures and while the amount of the potential liability is currently indeterminable, the Company believes any liability would not exceed its partners' share of the outstanding principal balance of the loans in which these carve-outs and environmental guarantees have been made. At January 31, 2004 the outstanding balance of the partners' share of these loans was approximately $605,000,000. The Company believes the risk of payment on the carve-out guarantees is mitigated in most cases by the fact the Company manages the property, and in the event the Company's partner did violate one of the carve-out items, the Company would seek recovery from its partner for any payments the Company would make. Additionally, the Company further mitigates its exposure through environmental insurance and insurance coverage for items such as fraud.

The Company guaranteed the principal and interest on $19,000,000 of municipal bonds issued in May 2003 by an unrelated third party in connection with the Company's investment in the redevelopment of Stapleton, a former airport in Denver, Colorado. The Company has a 90% ownership interest in Stapleton which is fully consolidated in the Company's financial statements. The bonds bear interest at 7.875%, require semi-annual interest payments and mature on December 1, 2032. The Company will assess its obligation under this guarantee pursuant to the provisions of FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". In addition, the Company plans to provide a similar guarantee relating to an additional $10,000,000 in municipal bonds expected to be drawn in the next eighteen months depending upon the status of the development at Stapleton. The Company has assessed this obligation pursuant to the provisions of FIN No. 45 and has determined the value of the guarantee to be approximately $500,000. This amount has been recorded in the Consolidated Balance Sheet at January 31, 2004.

The Company customarily guarantees lien-free completion of projects under construction. Upon completion, the guarantees are released. At January 31, 2004, the Company has guaranteed completion of construction of development projects with a total cost of $1,902,000,000 which are approximately 62% complete in the aggregate. The projects have total loan commitments of $1,658,000,000, of which approximately $594,000,000 was outstanding at January 31, 2004. The Company's subsidiaries have been successful in consistently delivering lien-free completion of construction projects, without calling the Company's guarantees of completion.

The Company is also involved in certain claims and litigation related to its operations. Based on the facts known at this time, management has consulted with legal counsel and is of the opinion that the ultimate outcome of all such claims and litigation will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

N. Stock-Based Compensation

Class A fixed options in the form of either incentive stock options or non-qualified stock options may be awarded under the 1994 Stock Option Plan ("Plan") to key employees and non-employee members of the Company's Board of Directors. The maximum number of options that may be awarded under the Plan was increased by 2,500,000 to 5,875,000 by shareholder approval in June 2003. The maximum award to a person during any calendar year is 112,500 and the maximum term of an option is 10 years. The exercise price of all options must equal the fair market value of the stock on the date of grant, except, if incentive stock options are granted to someone who owns more than 10% of the total combined voting power of all classes of stock of the Company, then the exercise price will be 110% of the fair market value of the stock on the date of grant and the term of the option will be five years. The Plan is administered by the Compensation Committee of the Board of Directors. The Company granted 677,300 options in 2003 and 625,795 options in 2001. All options granted under the Plan to date have been for a term of 10 years and vest over four years.

The information required by SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure" relating to the pro forma effect on net earnings and earnings per share had the fair value based method under SFAS No. 123 been used for stock options is located in Note A - Summary of Significant Accounting Policies, Stock-Based Compensation.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for the grants in 2003 and 2001, respectively: dividend yield of .7% in both years; expected volatility of 31.9%, and 34.2%; risk-free interest rate of 3.7% and 4.9%; expected life of 8.7 years in both years; and turnover of 2.6% and 3.7%. A summary of stock option activity is presented below.

| | Years Ended January 31, | | | | | |
| | 2004 | | 2003 | | 2002 | |
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	1,659,008	$ 20.30	1,859,251	$ 19.87	1,593,587	$ 14.94
Granted	677,300	$ 31.25	–	$ –	625,795	$ 28.53
Exercised	(218,329)	$ 16.65	(192,143)	$ 16.38	(354,731)	$ 12.90
Forfeited	(31,724)	$ 29.58	(8,100)	$ 14.92	(5,400)	$ 28.53
Outstanding at end of year	2,086,255	$ 24.09	1,659,008	$ 20.30	1,859,251	$ 19.87
Options exercisable at end of year	967,582	$ 17.11	761,799	$15.47	568,621	$ 14.22
Number of shares available for granting of options at end of year	2,962,230		3,607,806*		3,599,706*	
Weighted average fair value of options granted during the year	$ 13.13		$ –		$ 13.40	

* Restated for increase in Plan maximum of 2,500,000 shares by shareholder approval in June 2003.

Note N. Continued on page 70

N. Stock-Based Compensation (continued)

The following table summarizes information about fixed stock options outstanding at January 31, 2004.

Range of Exercise Prices	Options Outstanding			Options Exercisable	
	Number Outstanding at January 31, 2004	Weighted Average Remaining Contractual Life	Weighted Average Exercise Prices	Number Exercisable at January 31, 2004	Weighted Average Exercise Prices
$ 8.18 - 12.27	174,850	2.6 years	$ 9.58	174,850	$ 9.58
$ 12.27 - 16.36	333,410	5.2 years	$ 14.92	333,410	$ 14.92
$ 16.36 - 20.45	328,080	4.2 years	$ 18.96	328,080	$ 18.96
$ 20.45 - 24.54	15,000	6.6 years	$ 23.38	11,250	$ 23.38
$ 24.54 - 28.63	571,115	7.1 years	$ 28.53	119,992	$ 28.53
$ 28.63 - 32.72	645,700	9.1 years	$ 31.00	–	$ –
$ 36.81 - 40.90	18,100	9.5 years	$ 40.39	–	$ –
	2,086,255			967,582	

The Compensation Committee granted 112,500 shares of restricted Class A common stock to key employees in both 2003 and 2001. The restricted shares were awarded out of treasury stock, having a cost basis of $1,012,500 and $1,009,000 in 2003 and 2001, respectively, with rights to vote the shares and receive dividends while being subject to restrictions on disposition and transferability and risk of forfeiture. The shares become nonforfeitable over a period of four years. In accordance with APBO No. 25, the market value on the date of grant of $3,487,500 and $3,191,000 in 2003 and 2001, respectively, was recorded as unearned compensation to be charged to expense over the respective vesting periods. The unearned compensation of these and prior restricted stock awards is reported as an offset of Additional Paid-In Capital in the accompanying consolidated financial statements. The unamortized unearned compensation relating to all restricted stock amounted to $4,919,000, $2,627,000 and $3,541,000 at January 31, 2004, 2003 and 2002, respectively.

O. Earnings Per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for "earnings from continuing operations."

Years Ended January 31,	Earnings from Continuing Operations (Numerator) (in thousands)	Weighted Average Common Shares Outstanding (Denominator)	Per Common Share
2004			
Basic earnings per share	$ 38,972	49,875,430	$ .79
Effect of dilutive securities-stock options	–	696,743	(.02)
Diluted earnings per share	$ 38,972	50,572,173	$ .77
2003			
Basic earnings per share	$ 43,966	49,609,046	$ .89
Effect of dilutive securities-stock options	–	569,469	(.01)
Diluted earnings per share	$ 43,966	50,178,515	$ .88
2002			
Basic earnings per share	$ 104,231	46,740,561	$ 2.23
Effect of dilutive securities-stock options	–	646,331	(.03)
Diluted earnings per share	$ 104,231	47,386,892	$ 2.20

P. Discontinued Operations

The Company adopted the provisions of Statement of Financial Accounting Standard (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective February 1, 2002. This standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company also retains the basic provisions for presenting discontinued operations in the income statement but broadened the scope to include a component of an entity rather than a segment of business. Pursuant to the definition of a component of an entity in SFAS No. 144, assuming no significant continuing involvement, all earnings of properties which have been sold or held for sale are reported as discontinued operations. The Company considers assets held for sale when the transaction has been approved by the appropriate level of management and there are no contingencies related to the sale that may prevent the transaction from closing. In most transactions, these contingencies are not satisfied until the actual closing of the transaction, and, accordingly, the property is not identified as held for sale until the closing actually occurs. However, each potential transaction is evaluated based on its separate facts and circumstances. Three properties are classified as discontinued operations in the Statement of Earnings for the year ended January 31, 2004. Five properties classified as discontinued operations were reclassified as such in the Statement of Earnings for the year ended January 31, 2003. Due to the immateriality of the operating results for the year ended January 31, 2002, no reclassification was made in the Statement of Earnings for that year.

Included in discontinued operations for the year ended January 31, 2004 are three properties: *Trowbridge, Vineyards* and *Laurels. Trowbridge*, located in Southfield, Michigan, has 305 supported living units, and its deed was accepted by its lender in lieu of foreclosure in April 2003. *Vineyards*, a 336-unit apartment complex in Broadview Heights, Ohio and *Laurels*, a 520-unit apartment complex in Justice, Illinois, were both sold during the third quarter ended October 31, 2003. *Trowbridge, Vineyards* and *Laurels* were previously included in the Residential Group.

Included in discontinued operations for the year ended January 31, 2003 are five properties: *Bay Street, Courtland Center, Trowbridge, Vineyards* and *Laurels. Bay Street*, a 16,000 square-foot retail center located in Staten Island, New York, was sold in the fourth quarter ended January 31, 2003. *Courtland Center*, a 458,000 square-foot retail center located in Flint, Michigan, was also sold during the fourth quarter ended January 31, 2003. *Bay Street* and *Courtland Center* were both previously included in the Commercial Group.

Operating results relating to assets sold are as follows.

	Years Ended January 31,		
	2004	2003[2]	2002[1]
		(in thousands)	
Revenues	$ 6,049	$ 18,817	$ 12,998
Expenses			
Operating expenses	4,535	12,101	6,994
Interest expense	1,033	2,922	3,505
Loss on early extinguishment of debt	190	–	–
Depreciation and amortization	781	3,752	1,753
	6,539	18,775	12,252
Gain on disposition of operating properties	6,769	6,969	–
Earnings before income taxes	6,279	7,011	746
Income tax expense			
Current	2,087	1,280	245
Deferred	226	997	115
	2,313	2,277	360
Earnings before minority interest	3,966	4,734	386
Minority interest	(269)	131	38
Net earnings from discontinued operations	$ 3,697	$ 4,865	$ 424

(1) Amounts at January 31, 2002 have not been restated as discontinued operations on the Consolidated Statement of Earnings and have been included here for informational purposes only.
(2) The Company has elected to restate the amounts at January 31, 2003 for the disposition of *Vineyards* and *Laurels* on the Consolidated Statement of Earnings.

Q. (Loss) Gain on Disposition of Operating Properties and Other Investments, Provision for Decline in Real Estate and Early Extinguishment of Debt

(Loss) Gain on Disposition of Operating Properties - The following table summarizes the (loss) gain on disposition of operating properties and other investments by year.

		Years Ended January 31,		
	2004	2003	2002	
Continuing Operations		*(in thousands)*		
Available-for-sale equity securities	$ (171)	$ (295)	$ (5,586)	
Tucson Mall* .... Tucson, AZ	–	–	86,096
Palm Villas.................................. Henderson, NV	–	–	7,259
Bowling Green Mall* .... Bowling Green, KY	–	–	1,892
Peppertree .... College Station, TX	–	–	1,682
Whitehall Terrace* .... Kent, OH	–	–	1,105
The Oaks....................................... Bryan, TX	–	–	(1,010)
Other..	–	–	(329)
	(171)	(295)	91,109
Discontinued Operations			
Laurels*.. Justice, IL	4,249	–	–
Vineyards* .... Broadview Hts., OH	2,109	–	–
Trowbridge .... Southfield, MI	538	–	–
Courtland Center................................ Flint, MI	–	7,087	–
Bay Street .... Staten Island, NY	–	125	–
Other..	(127)	(243)	–
	6,769	6,969	–
Total	$ 6,598	$ 6,674	$ 91,109

*Sold in a tax-deferred exchange. The proceeds were reinvested through an intermediary in the acquisition of a replacement property through an intermediary.

Provision for Decline in Real Estate - During the years ended January 31, 2004, 2003 and 2002 the Company recorded a Provision for Decline in Real Estate totaling $3,238,000, $8,221,000 and $8,783,000, respectively. The provision represents the adjustment to fair market value of land held by the Residential and Commercial Groups, and a write-down to estimated fair value, less cost to sell, of Hunting Park, a retail center in Philadelphia.

Early Extinguishment of Debt - On February 1, 2002 the Company adopted the provisions of SFAS No. 145, "Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13 on Technical Corrections" (SFAS No. 145), which requires gains or losses from early extinguishment of debt to be classified in operating income or loss. The Company previously recorded gains or losses from early extinguishment of debt as extraordinary items, net of tax, in its Statement of Earnings. For the year ended January 31, 2004, the Company has recorded $190,000 relating to the disposition of *Laurels* and *Vineyards* as Loss on Early Extinguishment of Debt in Discontinued Operations. *Laurels* is a residential property located in Justice, Illinois, and *Vineyards* is a residential property located in Broadview Heights, Ohio. For the year ended January 31, 2004, the Company recorded $10,718,000 as Loss on Early Extinguishment of Debt. This amount is primarily the result of the payment in full of the Company's $200,000,000, 8.5% senior notes due in 2008 at a premium of 104.25% for a loss on extinguishment of $8,500,000 for redemption premium and approximately $3,000,000 related to the write-off of unamortized debt issue costs. These changes were offset, in part, by net gains on early extinguishment of debt of approximately $800,000 on several residential properties.

For the year ended January 31, 2003, the Company reclassified $1,653,000 of early extinguishment of debt from Extraordinary Loss to Loss on Early Extinguishment of Debt to conform to the new guidance. These losses represented the impact of early extinguishment of nonrecourse debt in order to secure more favorable financing terms. The Company recorded extraordinary losses related to *Lofts at 1835 Arch*, a residential property located in Philadelphia, Pennsylvania, *Autumn Ridge* and *Cambridge Towers*, residential properties located in Michigan, *Regency Towers*, a residential property located in Jackson, New Jersey, and *Mount Vernon Square*, a residential property located in Alexandria, Virginia.

For the year ended January 31, 2002, the Company recorded $386,000 of Loss on Early Extinguishment of Debt. The Company recorded a gain of $1,054,000 related to *Enclave*, a residential property located in San Jose, California, and a loss of $1,440,000 related to *Mount Vernon Square*, a residential property located in Alexandria, Virginia.

Forest City Enterprises, Inc. and Subsidiaries
Quarterly Consolidated Financial Data (Unaudited)

	Quarter Ended			
	Jan. 31, 2004	Oct. 31, 2003	July 31, 2003	Apr. 30, 2003
		(in thousands, except per share data)		
Revenues, as previously reported		$ 293,592	$ 252,092	$ 243,901
Equity in earnings of unconsolidated real estate entities[1]		(11,433)	(11,827)	(9,843)
Discontinued operations [4]		–	(1,778)	(1,759)
Revenues	$ 268,643	$ 282,159	$ 238,487	$ 232,299
Earnings before income taxes, as previously reported		$ 42,180	$ 17,067	$ 26,927
Discontinued operations [4]		11	5	34
Earnings before income taxes	$ (9,172)	$ 42,191	$ 17,072	$ 26,961
Net earnings	$ (4,698)	$ 25,972	$ 6,603	$ 14,792
Basic net earnings per common share [2]	$ (0.09)	$ 0.52	$ 0.13	$ 0.30
Diluted net earnings per common share [2]	$ (0.09)	$ 0.51	$ 0.13	$ 0.29
Quarterly dividends declared per common share[3]				
Class A and Class B	$ 0.09	$ 0.09	$ 0.09	$ 0.06
Market price range of common stock				
Class A				
High	$ 52.50	$ 44.60	$ 41.00	$ 36.78
Low	$ 44.31	$ 39.82	$ 36.50	$ 30.84
Class B				
High	$ 51.85	$ 44.50	$ 42.40	$ 36.70
Low	$ 44.80	$ 40.65	$ 36.60	$ 31.25

	Quarter Ended			
	Jan. 31, 2003	Oct. 31, 2002	July 31, 2002	Apr. 30, 2002
		(in thousands, except per share data)		
Revenues, as previously reported	$ 248,694	$ 228,728	$ 236,968	$ 211,371
Equity in earnings of unconsolidated real estate entities[1]	(7,191)	(10,735)	(10,564)	(10,194)
Discontinued operations [4]	(1,804)	–	(1,783)	(1,753)
Revenues	$ 239,699	$ 217,993	$ 224,621	$ 199,424
Earnings before income taxes, as previously reported	$ 28,927	$ 16,389	$ 21,823	$ 15,542
Discontinued operations [4]	22	–	(73)	(72)
Earnings before income taxes	$ 28,949	$ 16,389	$ 21,750	$ 15,470
Net earnings	$ 17,071	$ 8,941	$ 12,683	$ 10,136
Basic earnings per common share [2]	$ 0.34	$ 0.18	$ 0.26	$ 0.20
Diluted earnings per common share [2]	$ 0.34	$ 0.18	$ 0.25	$ 0.20
Quarterly dividends declared per common share[3]				
Class A and Class B	$ 0.06	$ 0.06	$ 0.06	$ 0.05
Market price range of common stock				
Class A				
High	$ 34.10	$ 35.60	$ 40.18	$ 40.27
Low	$ 29.00	$ 30.32	$ 30.98	$ 37.37
Class B				
High	$ 34.25	$ 36.60	$ 40.00	$ 40.30
Low	$ 30.75	$ 30.87	$ 32.75	$ 37.11

Both classes of common stock are traded on the New York Stock Exchange under the symbols FCEA and FCEB. As of March 1, 2004, the number of registered holders of Class A and Class B common stock were 772 and 512, respectively.

(1) Effective January 31, 2004, Equity in Earnings of Unconsolidated Real Estate Entities, which was formerly included in Revenues, is now presented separately on the Company's Consolidated Statement of Earnings on a separate line item below total expenses. Quarterly data for the periods ended April 30, July 31, and October 31, 2002 and the year ended January 31, 2003 is shown as previously reported and reconciled to the Company's year end presentation.

(2) The sum of quarterly earnings per share may not equal annual earnings per share due to the weighting of stock and option activity during the year.

(3) Future dividends will depend upon such factors as earnings, capital requirements and financial condition of the Company. Retained earnings of $5,040 was available for payment of dividends as of January 31, 2004, under the restrictions contained in the revolving credit agreement with a group of banks. On March 5, 2004, the anniversary date of the long-term credit facility, this amount was restated to the $20,000 level.

(4) The Company adopted the provisions of Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This item is explained in Note P in the Notes to the Consolidated Financial Statements. Quarterly data for the periods ended April 30, July 31, and October 31, 2003 and year ended January 31, 2003 is shown as reported and reconciled to the Company's year-end presentation. No adjustment is shown for the Quarter ended January 31, 2004.

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. As of the end of the period covered by this annual report, an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective. In January 2004 the Company filed a Form 10-Q/A to report a footnote disclosure in Item 8 related to a Type II subsequent event. Management has evaluated the impact of this disclosure on the financial statements and has concluded this item is not material.

As a result of work completed in preparation to implement Section 404 of the Sarbanes Oxley Act, the Company has taken steps to remediate gaps in its internal control environment to improve the overall effectiveness of its control environment. During the last quarter there have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Item 10.   Directors and Executive Officers of the Registrant

(a) Identification of Directors (including the Company's assessment of Director independence) is contained in a definitive proxy statement which the registrant anticipates will be filed by April 15, 2004 and is incorporated herein by reference.

(b) Pursuant to General Instruction G of Form 10-K and Item 401(b) of Regulation S-K, Executive Officers of the registrant are reported in Part I of this Form 10-K.

(c) The disclosure of delinquent filers, if any, under Section 16(a) of the Securities Exchange Act of 1934 is contained in a definitive proxy statement which the registrant anticipates will be filed by April 15, 2004 and is incorporated herein by reference.

The Company's assessment of "Financial Expert" is contained in a definitive proxy statement which the registrant anticipates will be filed by April 15, 2004 and is incorporated herein by reference.

The Company's Code of Legal and Ethical Conduct can be found on the Company's website at www.forestcity.net.

Item 11. Executive Compensation;

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters; and

Item 13. Certain Relationships and Related Transactions

Information required under these sections is contained in a definitive proxy statement which the registrant anticipates will be filed by April 15, 2004 and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item is contained in a definitive proxy statement which the registrant anticipates will be filed by April 15, 2004 and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statements Schedules and Reports on Form 8-K

(a)   List of Documents filed as part of this report.

1.   Financial statements and supplementary data included in Part II, Item 8.

Report of Independent Auditors
Consolidated Balance Sheets - January 31, 2004 and 2003
Consolidated Statements of Earnings for the years ended January 31, 2004, 2003 and 2002
Consolidated Statements of Comprehensive Income for the years ended January 31, 2004, 2003 and 2002
Consolidated Statements of Shareholders' Equity for the years ended January 31, 2004, 2003 and 2002
Consolidated Statements of Cash Flows for the years ended January 31, 2004, 2003 and 2002
Notes to Consolidated Financial Statements
Supplementary Data - Quarterly Consolidated Financial Data (Unaudited)

Individual financial statements of persons accounted for by the equity method have been omitted because such persons considered in the aggregate as a single subsidiary would not constitute a significant subsidiary.

2.   Financial statement schedules required by Part II, Item 8 are included in Part IV, Item 16 (d):

	Page No.
Schedule II - Valuation and Qualifying Accounts for the years ended January 31, 2004, 2003 and 2002	80
Schedule III - Real Estate and Accumulated Depreciation at January 31, 2004 with reconciliations for the years ended January 31, 2004, 2003 and 2002	81-82

The report of the independent auditors with respect to the above listed financial statement schedules appears on page 44.

Schedules other than those listed above are omitted for the reason that they are not required or are not applicable, or the required information is shown in the consolidated financial statements or notes thereto. Columns omitted from schedules filed have been omitted because the information is not applicable.

3.   Exhibits - see (c) below.

(b)   Reports on Form 8-K filed or furnished during the three months ended January 31, 2004:

(1) Furnished a Current Report on Form 8-K on December 12, 2003 under Item 12 to issue a press release announcing financial results for the three and nine months ended October 31, 2003;

(2) Furnished a Current Report on Form 8-K on January 23, 2004 under Item 9 to issue a press release to announce plans for Brooklyn Atlantic Yards, a mixed-use development in Brooklyn, NY; and

(3) Furnished Amendment No. 1 to Current Report on Form 8-K (Form 8-K/A) on January 28, 2004 to amend Form 8-K dated as of September 12, 2003 to clarify that the information previously provided under Item 5 should have been furnished under Item 9.

(c) Exhibits.

Exhibit Number		Description of Document

3.1   -   Amended Articles of Incorporation adopted as of October 11, 1983, incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q for the quarter ended October 31, 1983 (File No. 1-4372).

3.2   -   Code of Regulations as amended June 14, 1994, incorporated by reference to Exhibit 3.2 to the Company's Form 10-K for the fiscal year ended January 31, 1997 (File No.1-4372).

3.3   -   Certificate of Amendment by Shareholders to the Articles of Incorporation of Forest City Enterprises, Inc. dated June 24, 1997, incorporated by reference to Exhibit 4.14 to the Company's Registration Statement on Form S-3 (Registration No. 333-41437).

3.4   -   Certificate of Amendment by Shareholders to the Articles of Incorporation of Forest City Enterprises, Inc. dated June 16, 1998, incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 (Registration No. 333-61925).

4.1   -   Form of Senior Subordinated Indenture between the Company and National City Bank, as Trustee thereunder, incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3 (Registration No. 333-22695).

4.2   -   Form of Junior Subordinated Indenture between the Company and National City Bank, as Trustee thereunder, incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-3 (Registration No. 333-22695).

4.3   -   Senior Note Indenture, dated as of May 19, 2003, between Forest City Enterprises, Inc., as issuer, and The Bank of New York, as trustee, incorporated by reference to Exhibit 4.1 to the Company's Form 8-K, filed on May 20, 2003 (File No. 1-4372).

+ 10.1   -   Split Dollar Insurance Agreement and Assignment of Life Insurance Policy as Collateral between Deborah Ratner Salzberg and Forest City Enterprises, Inc., insuring the lives of Albert Ratner and Audrey Ratner, dated June 26, 1996, incorporated by reference to Exhibit 10.19 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372).

+ 10.2   -   Split Dollar Insurance Agreement and Assignment of Life Insurance Policy as Collateral between Brian J. Ratner and Forest City Enterprises, Inc., insuring the lives of Albert Ratner and Audrey Ratner, dated June 26, 1996, incorporated by reference to Exhibit 10.20 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372).

+ 10.3   -   Letter Supplement to Split Dollar Insurance Agreement and Assignment of Life Insurance Policy as Collateral between Brian J. Ratner and Forest City Enterprises, Inc., insuring the lives of Albert Ratner and Audrey Ratner, effective June 26, 1996, incorporated by reference to Exhibit 10.21 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372).

+ 10.4   -   Letter Supplement to Split Dollar Insurance Agreement and Assignment of Life Insurance Policy as Collateral between Deborah Ratner Salzberg and Forest City Enterprises, Inc., insuring the lives of Albert Ratner and Audrey Ratner, effective June 26, 1996, incorporated by reference to Exhibit 10.22 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372).

+ 10.5   -   Split Dollar Insurance Agreement and Assignment of Life Insurance Policy as Collateral between Albert B. Ratner and James Ratner, Trustees under the Charles Ratner 1992 Irrevocable Trust Agreement and Forest City Enterprises, Inc., insuring the lives of Charles Ratner and Ilana Horowitz (Ratner), dated November 2, 1996, incorporated by reference to Exhibit 10.23 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372).

Exhibit Number		Description of Document

+ 10.6   -   Split Dollar Insurance Agreement and Assignment of Life Insurance Policy as Collateral between Albert B. Ratner and James Ratner, Trustees under the Charles Ratner 1989 Irrevocable Trust Agreement and Forest City Enterprises, Inc., insuring the life of Charles Ratner, dated October 24, 1996, incorporated by reference to Exhibit 10.24 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372).

+ 10.7   -   Split Dollar Insurance Agreement and Assignment of Life Insurance Policy as Collateral between Albert B. Ratner and James Ratner, Trustees under the Max Ratner 1988 Grandchildren's Trust Agreement and Forest City Enterprises, Inc., insuring the life of Charles Ratner, dated October 24, 1996, incorporated by reference to Exhibit 10.25 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372).

+ 10.8   -   Split Dollar Insurance Agreement and Assignment of Life Insurance Policy as Collateral between Albert B. Ratner and James Ratner, Trustees under the Max Ratner 1988 Grandchildren's Trust Agreement and Forest City Enterprises, Inc., insuring the life of Charles Ratner, dated October 24, 1996, incorporated by reference to Exhibit 10.26 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372).

+ 10.9   -   Split Dollar Insurance Agreement and Assignment of Life Insurance Policy as Collateral between Albert B. Ratner and James Ratner, Trustees under the Max Ratner 1988 Grandchildren's Trust Agreement and Forest City Enterprises, Inc., insuring the life of Charles Ratner, dated October 24, 1996, incorporated by reference to Exhibit 10.27 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372).

+ 10.10   -   Split Dollar Insurance Agreement and Assignment of Life Insurance Policy as Collateral between Albert B. Ratner and James Ratner, Trustees under the Max Ratner 1988 Grandchildren's Trust Agreement and Forest City Enterprises, Inc., insuring the life of Charles Ratner, dated October 24, 1996, incorporated by reference to Exhibit 10.28 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372).

+ 10.11   -   Split Dollar Insurance Agreement and Assignment of Life Insurance Policy as Collateral between Albert B. Ratner and James Ratner, Trustees under the Charles Ratner 1989 Irrevocable Trust Agreement and Forest City Enterprises, Inc., insuring the life of Charles Ratner, dated October 24, 1996, incorporated by reference to Exhibit 10.29 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372).

+ 10.12   -   Split Dollar Insurance Agreement and Assignment of Life Insurance Policy as Collateral between Albert B. Ratner and James Ratner, Trustees under the Charles Ratner 1989 Irrevocable Trust Agreement and Forest City Enterprises, Inc., insuring the life of Charles Ratner, dated October 24, 1996, incorporated by reference to Exhibit 10.30 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372).

+ 10.13   -   Split Dollar Insurance Agreement and Assignment of Life Insurance Policy as Collateral between Albert B. Ratner and James Ratner, Trustees under the Charles Ratner 1989 Irrevocable Trust Agreement and Forest City Enterprises, Inc., insuring the life of Charles Ratner, dated October 24, 1996, incorporated by reference to Exhibit 10.31 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372).

+ 10.14   -   Letter Supplement to Split Dollar Insurance Agreement and Assignment of Life Insurance Policy as Collateral between James Ratner and Albert Ratner, Trustees under the Charles Ratner 1992 Irrevocable Trust Agreement and Forest City Enterprises, Inc., insuring the lives of Charles Ratner and Ilana Ratner, effective November 2, 1996, incorporated by reference to Exhibit 10.32 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372).

+ 10.15   -   Supplemental Unfunded Deferred Compensation Plan for Executives, incorporated by reference to Exhibit 10.9 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372).

+ 10.16   -   1994 Stock Option Plan, including forms of Incentive Stock Option Agreement and Nonqualified Stock Option Agreement, incorporated by reference to Exhibit 10.10 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372).

+ 10.17   -   First Amendment to the 1994 Stock Option Plan dated as of June 9, 1998, incorporated by reference to Exhibit 4.7 to the Company's Registration Statement on Form S-8 (Registration No. 333-61925).

Exhibit Number		Description of Document

+ 10.18 - Amended and Restated form of Stock Option Agreement, effective as of July 16, 1998, incorporated by reference to Exhibit 10.38 to the Company's Form 10-Q for the quarter ended October 31, 1998 (File No. 1-4372).

+ 10.19 - 1994 Stock Option Plan, as Amended, incorporated by reference to Exhibit A to the Company's Proxy Statement for its Annual Meeting of Shareholders held on June 11, 2003. (File No. 1-4372).

+ 10.20 - Dividend Reinvestment and Stock Purchase Plan, incorporated by reference to Exhibit 10.42 to the Company's Form 10-K for the year ended January 31, 1999 (File No. 1-4372).

+ 10.21 - Deferred Compensation Plan for Executives, effective as of January 1, 1999, incorporated by reference to Exhibit 10.43 to the Company's Form 10-K for the year ended January 31, 1999 (File No. 1-4372).

+ 10.22 - Deferred Compensation Plan for Nonemployee Directors, effective as of January 1, 1999, incorporated by reference to Exhibit 10.44 to the Company's Form 10-K for the year ended January 31, 1999 (File No. 1-4372).

+ 10.23 - First Amendment to the Deferred Compensation Plan for Nonemployee Directors, effective October 1, 1999, incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-8 (Registration No. 333-38912).

+ 10.24 - Second Amendment to the Deferred Compensation Plan for Nonemployee Directors, effective March 10, 2000, incorporated by reference to Exhibit 4.7 to the Company's Registration Statement on Form S-8 (Registration No. 333-38912).

+ 10.25 - Employment Agreement entered into on August 28, 2002, effective February 3, 2002, by the Company and Charles A. Ratner, incorporated by reference to Exhibit 10.25 to the Company's Form 10-Q for the quarter ended July 31, 2002 (File No. 1-4372).

+ 10.26 - Employment Agreement entered into on May 31, 1999, effective January 1, 1999, by the Company and Albert B. Ratner, incorporated by reference to Exhibit 10.47 to the Company's Form 10-Q for the quarter ended July 31, 1999 (File No. 1-4372).

+ 10.27 - First Amendment to Employment Agreement effective as of February 28, 2000 between Forest City Enterprises, Inc. and Albert B. Ratner, incorporated by reference to Exhibit 10.45 to the Company's Form 10-K for the year ended January 31, 2000 (File No. 1-4372).

+ 10.28 - Employment Agreement entered into on May 31, 1999, effective January 1, 1999, by the Company and Samuel H. Miller, incorporated by reference to Exhibit 10.48 to the Company's Form 10-Q for the quarter ended July 31, 1999 (File No. 1-4372).

+ 10.29 - Employment Agreement entered into on August 28, 2002, effective February 3, 2002, by the Company and James A. Ratner, incorporated by reference to Exhibit 10.31 to the Company's Form 10-Q for the quarter ended July 31, 2002 (File No. 1-4372).

+ 10.30 - Employment Agreement entered into on August 28, 2002, effective February 3, 2002, by the Company and Ronald A. Ratner, incorporated by reference to Exhibit 10.32 to the Company's Form 10-Q for the quarter ended July 31, 2002 (File No. 1-4372).

+ 10.31 - Deferred Compensation Agreement between Forest City Enterprises, Inc. and Thomas G. Smith dated December 27, 1995, incorporated by reference to Exhibit 10.33 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372).

+ 10.32 - Employment Agreement (re death benefits) entered into on May 31, 1999, by the Company and Thomas G. Smith dated December 27, 1995, incorporated by reference to Exhibit 10.49 to the Company's Form 10-Q for the quarter ended October 31, 1999 (File No. 1-4372).

Exhibit Number		Description of Document
+ 10.33	-	Summary of Forest City Enterprises, Inc. Management Incentive Plan as adopted in 1997, incorporated by reference to Exhibit 10.51 to the Company's Form 10-Q for the quarter ended July 31, 2001 (File No. 1-4372).
+ 10.34	-	Summary of Forest City Enterprises, Inc. Long-Term Performance Plan as adopted in 2000, incorporated by reference to Exhibit 10.52 to the Company's Form 10-Q for the quarter ended July 31, 2001 (File No. 1-4372).
+ 10.35	-	Form of Restricted Stock Agreement between Forest City Enterprises, Inc. and the grantee, incorporated by reference to Exhibit 10.39 to the Company's Form 10-K for the year ended January 31, 2003 (File No. 1-4372).
10.36	-	Credit Agreement, dated as of March 5, 2002, by and among Forest City Rental Properties Corporation, the banks named therein, KeyBank National Association, as administrative agent, and National City Bank, as syndication agent, incorporated by reference to Exhibit 10.1 to the Company's Form 8-K, dated March 5, 2002 (File No. 1-4372).
10.37	-	Guaranty of Payment of Debt, dated as of March 5, 2002, by and among Forest City Enterprises, Inc., the banks named therein, KeyBank National Association, as administrative agent, and National City Bank, as syndication agent, incorporated by reference to Exhibit 10.2 to the Company's Form 8-K, dated March 5, 2002 (File No 1-4372).
10.38	-	First amendment to Credit Agreement, dated as of May 9, 2003, by and among Forest City Rental Properties Corporation, the banks named therein, KeyBank National Association, as administrative agent, and National City Bank, as syndication agent, incorporated by reference to Exhibit 10.40 to the Company's Form 10-Q for the quarter ended April 30, 2003 (File No. 1-4372).
10.39	-	First amendment to Guaranty of Payment of Debt, dated as of May 9, 2003, by and among Forest City Enterprises, Inc., the banks named therein, KeyBank National Association, as administrative agent, and National City Bank, as syndication agent, incorporated by reference to Exhibit 10.41 to the Company's Form 10-Q for the quarter ended April 30, 2003 (File No. 1-4372).
* 10.40	-	Credit Agreement, dated as of March 22, 2004, by and among Forest City Rental Properties Corporation, the banks named therein, KeyBank National Association, as administrative agent, and National City Bank, as syndication agent, which replaces the Credit Agreement dated as of March 5, 2002 as amended May 9, 2003 (Exhibit Numbers 10.36 and 10.38).
* 10.41	-	Guaranty of Payment of Debt, dated as of March 22, 2004, by and among Forest City Enterprises, Inc., the banks named therein, KeyBank National Association, as administrative agent, and National City Bank, as syndication agent, which replaces the Guaranty of Payment of Debt dated as of March 5, 2002 as amended May 9, 2003 (Exhibit Numbers 10.37 and 10.39).
* 21	-	Subsidiaries of the Registrant.
* 23	-	Consent of PricewaterhouseCoopers LLP regarding Forms S-3 (Registration No. 333-22695, 333-41437, 333-84282 and 333-87378) and Forms S-8 (Registration No. 33-65054, 33-65058, 333-38912and 333-61925).
* 24	-	Powers of attorney.
* 31.1	-	Principal Executive Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
* 31.2	-	Principal Financial Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
* 32.1	-	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

+ Management contract or compensatory arrangement required to be filed as an exhibit to this Form 10-K pursuant to Item 16(c).

* Filed herewith.

(d) Financial Statement Schedules

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
		(in thousands)		
Allowance for doubtful accounts				
January 31, 2004	**$ 10,383**	**$ 2,627**	**$ 801**(a)	**$ 12,209**
January 31, 2003	$ 10,726	$ 2,819	$ 3,162(a)	$ 10,383
January 31, 2002	$ 6,999	$ 8,086	$ 4,359(a)	$ 10,726
Notes receivable reserve				
January 31, 2004	**$ 20,283**	**$ 6,740**	**$ 10,418**(c)	**$ 16,605**
January 31, 2003	$ 22,780	$ 2,820	$ 5,317(c)	$ 20,283
January 31, 2002	$ 45,150	$ 3,965	$ 26,335(c)	$ 22,780
Reserve for project write-offs				
January 31, 2004	**$ 19,086**	**$ 17,722**(b)	**$ 17,722**	**$ 19,086**
January 31, 2003	$ 15,586	$ 7,920(b)	$ 4,420	$ 19,086
January 31, 2002	$ 10,573	$ 35,166(b)	$ 30,153	$ 15,586
Valuation reserve on other investments				
January 31, 2004	**$ 6,096**	**$ 656**	**$ –**	**$ 6,752**
January 31, 2003	$ 5,465	$ 631	$ –	$ 6,096
January 31, 2002	$ 1,200	$ 4,265	$ –	$ 5,465

(a) Uncollectible accounts written off.

(b) Additions charged to costs and expenses were recorded net of abandoned development projects written off of $17,722, $4,420 and $30,153 for the years ended January 31, 2004, 2003 and 2002, respectively.

(c) Majority represents the reversal of reserves against notes receivable from various Federally Subsidized housing projects. See Note B in the Notes to Consolidated Financial Statements.

(d) Financial Statement Schedules (continued)

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

Forest City Enterprises, Inc. and Subsidiaries

(in thousands)

Description of Property	Amount of Encumbrance At January 31, 2004	Initial cost to Company		Cost capitalized subsequent to acquisition		Gross amount at which carried at close of January 31, 2004			Accumulated depreciation at January 31, 2004 (C)	Date of construction	Date acquired	Range of lives (in years) on which depreciation in latest income statement is computed	
		Land	Buildings and Improvements	Improvements	Carrying costs	Land(A)	Buildings and Improvements(B)	Total (A)(B)				Bldg	Improvements
Apartments:													
Miscellaneous investments	$ 853,527	$ 103,408	$ 888,043	$ 88,104	$ 42,426	$110,914	$1,011,067	$ 1,121,981	$ 119,455	Various	–	Various	Various
Shopping Centers:													
Miscellaneous investments	1,009,342	99,039	949,187	247,272	81,627	128,792	1,248,333	1,377,125	193,977	Various	–	Various	Various
Office Buildings:													
Miscellaneous investments	1,440,366	36,469	1,619,648	227,446	112,906	93,611	1,902,858	1,996,469	397,554	Various	–	Various	Various
Leasehold improvements and other equipment:													
Miscellaneous investments	–	–	28,173	–	–	–	28,173	28,173	19,719	–	Various	Various	Various
Under Construction:													
Miscellaneous investments	317,927	90,329	454,060	–	–	90,329	454,060	544,389	–				
Developed Land:													
Miscellaneous investments	13,015	33,450	–	–	–	33,450	–	33,450	–				
Total	$ 3,634,177	$ 362,695	$ 3,939,111	$ 562,822	$ 236,959	$457,096	$4,644,491	$ 5,101,587	$ 730,705				

(A) The aggregate cost at January 31, 2004 for federal income tax purposes was $4,462,623.
  For (B) and (C) refer to the following page.

81

(d) Financial Statement Schedules (continued)

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION (CONTINUED)

	Years Ended January 31,		
	2004	2003	2002
	(in thousands)		
(B) Reconciliations of total real estate carrying value are as follows:			
Balance at beginning of period	$ 4,474,137	$ 3,944,153	$ 3,590,219
Additions during period -			
Improvements	332,119	412,990	383,993
Other acquisitions	382,472	156,157	75,773
	714,591	569,147	459,766
Deductions during period -			
Cost of real estate sold or retired	(87,141)	(39,163)	(105,832)
Balance at end of period	$ 5,101,587	$ 4,474,137	$ 3,944,153
(C) Reconciliations of accumulated depreciation are as follows:			
Balance at beginning of period	$ 615,563	$ 537,325	$ 496,050
Additions during period -			
Charged to profit or loss	104,455	94,423	79,455
Net other additions (deductions) during period -			
Acquisitions, retirements and sales	10,687	(16,185)	(38,180)
Balance at end of period	$ 730,705	$ 615,563	$ 537,325

82

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


FOREST CITY ENTERPRISES, INC.
(Registrant)


DATE: March 31, 2004   BY: /s/ Charles A. Ratner
                                     (Charles A. Ratner, President and Chief Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
* (Albert B. Ratner)	Co-Chairman of the Board and Director	March 31, 2004
* (Samuel H. Miller)	Co-Chairman of the Board, Treasurer and Director	March 31, 2004
/s/ Charles A. Ratner (Charles A. Ratner)	President, Chief Executive Officer and Director (Principal Executive Officer)	March 31, 2004
/s/ Thomas G. Smith (Thomas G. Smith)	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial Officer)	March 31, 2004
/s/ Linda M. Kane (Linda M. Kane)	Senior Vice President and Corporate Controller (Principal Accounting Officer)	March 31, 2004
* (James A. Ratner)	Executive Vice President and Director	March 31, 2004
* (Ronald A. Ratner)	Executive Vice President and Director	March 31, 2004
* (Brian J. Ratner)	Executive Vice President and Director	March 31, 2004
* (Deborah Ratner Salzberg)	Director	March 31, 2004

Signature	Title	Date
_____*_____ (Michael P. Esposito, Jr.)	Director	March 31, 2004
_____*_____ (Scott S. Cowen)	Director	March 31, 2004
_____*_____ (Jerry V. Jarrett)	Director	March 31, 2004
_____*_____ (Joan K. Shafran)	Director	March 31, 2004
_____*_____ (Louis Stokes)	Director	March 31, 2004
_____*_____ (Stan Ross)	Director	March 31, 2004

The Registrant plans to distribute to security holders a copy of the Annual Report and Proxy material by April 15, 2004.

* The undersigned, pursuant to a Power of Attorney executed by each of the Directors and Officers identified above and filed with the Securities and Exchange Commission, by signing his name hereto, does hereby sign and execute this Form 10-K on behalf of each of the persons noted above, in the capacities indicated.

/s/ Charles A. Ratner   March 31, 2004
(Charles A. Ratner, Attorney-in-Fact)

Exhibit 31.1

PRINCIPAL EXECUTIVE OFFICER'S CERTIFICATIONS
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Charles A. Ratner, certify that:

1. I have reviewed this annual report on Form 10-K of Forest City Enterprises, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2004

/s/ CHARLES A. RATNER
Name: Charles A. Ratner
Title: President and Chief Executive Officer

Exhibit 31.2

PRINCIPAL FINANCIAL OFFICER'S CERTIFICATIONS
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Thomas G. Smith, certify that:

1.	I have reviewed this annual report on Form 10-K of Forest City Enterprises, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b)	Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    c)	Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.	The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2004

/s/ THOMAS G. SMITH
Name: Thomas G. Smith
Title: Executive Vice President,
Chief Financial Officer and Secretary



AFTER
ANOTHER....

THEATRES

bloomingdale's

SAN FRANCISCO CENTRE



FORESTCITY
ENTERPRISES

Terminal Tower, 50 Public Square, Suite 1100
Cleveland, Ohio 44113 • (216) 621-6060
www.forestcity.net

FCEA
Listed
NYSE

FCEB
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